Exhibit 99.1

Execution Version

AMENDMENT NO. 6, dated as of November 8, 2018 (this “Agreement”), among INTELSAT CONNECT FINANCE S.A., a public limited liability company (société anonyme) existing as société anonyme under the laws of the Grand Duchy of Luxembourg, having its registered office at 4, rue Albert Borschette, L-1246 Luxembourg and registered with the Luxembourg trade and companies’ register under number B210760 (“Holdings”), INTELSAT JACKSON HOLDINGS S.A., a public limited liability company (société anonyme) existing as société anonyme under the laws of the Grand Duchy of Luxembourg, having its registered office at 4, rue Albert Borschette, L-1246 Luxembourg and registered with the Luxembourg trade and companies’ register under number B149959 (the “Borrower”), the Subsidiary Guarantors party hereto, BANK OF AMERICA, N.A., as administrative agent for the Lenders and collateral agent for the Secured Parties (in such capacities, the “Agent”), the Lenders party hereto, to the Credit Agreement, dated as of January 12, 2011 (as amended by the Amendment and Joinder Agreement, dated as of October 3, 2012, as further amended by the Amendment No. 2 and Joinder Agreement, dated as November 27, 2013, as further amended by the Amendment No. 3 and Joinder Agreement, dated as November 27, 2017, as further amended by the Amendment No. 4, dated as December 12, 2017, as further amended by that certain Amendment No. 5 and Joinder Agreement, dated as of January 2, 2018, and as further amended, supplemented, amended and restated or otherwise modified from time to time prior to the Effective Date (as defined below)) (the “Credit Agreement”), among the Borrower, Holdings, the Agent and the Lenders party thereto. Capitalized terms used and not otherwise defined herein shall have the meanings assigned to them in the Credit Agreement.

WHEREAS, pursuant to Section 14.1 of the Credit Agreement, the relevant Credit Parties and the Required Lenders may amend the Credit Agreement and the other Credit Documents for certain purposes; and

WHEREAS, each Lender party hereto has agreed, on the terms and conditions set forth herein, to amend the Credit Agreement as set forth in Section 1 (the “Amendments” and the Credit Agreement, as amended by the Amendments, the “Amended Credit Agreement”) (each such Lender, a “Consenting Lender”).

NOW, THEREFORE, in consideration of the premises and covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

Section 1. Amendments to the Credit Agreement. Subject to the satisfaction of the conditions set forth in Section 3 below, the Credit Agreement is hereby amended to delete the stricken text (indicated textually in the same manner as the following example: ~~stricken text~~) and to add the double-underlined text (indicated textually in the same manner as the following example: double-underlined text) as set forth in the pages of the Credit Agreement attached as Exhibit A hereto.

Section 2. Representations and Warranties. The Credit Parties represent and warrant to the Lenders as of the Effective Date that:

(a) no Default or Event of Default exists on the Effective Date;

(b) on the Effective Date, the Amendments, all representations and warranties made by any Credit Party contained in Section 8 of the Credit Agreement or in the other Credit Documents shall be true and correct in all material respects with the same effect as though such representations and warranties had been made on and as of the Effective Date (except where such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall have been true and correct in all material respects as of such earlier date);

(c) the Borrower and its Subsidiaries shall be in pro forma compliance with the covenants set forth in Section 11 of the Amended Credit Agreement as of September 30, 2018; and

(d) as of the Effective Date, the information (if any) included in the Beneficial Ownership Certification (as defined below) provided on or prior to the Effective Date to any Lender in connection with this Agreement is true and correct in all material respects.

Section 3. Conditions to Effectiveness. This Agreement shall become effective on the date (the “Effective Date”) on which each of the following conditions is satisfied or waived:

(a) Certain Documents. The Agent shall have received each of the following, each dated the Effective Date unless otherwise indicated or agreed to by the Agent and each in form and substance reasonably satisfactory to the Agent:

(i) this Agreement executed by the Consenting Lenders party hereto constituting Required Lenders, the Borrower, the other Credit Parties and the Agent;

(ii) certified copies of resolutions of the board of directors (or other governing body) of each Credit Party approving the execution, delivery and performance of this Agreement and the other documents to be executed in connection herewith;

(iii) a certificate of the secretary or assistant secretary (or other authorized person) of each Credit Party dated the Effective Date, certifying (A) that attached thereto is a true and complete copy of each organizational document of such Credit Party and that either (x) such organizational documents have not been altered since delivery of such documents on the Effective Date (including certification, if any, by the Secretary of State of the state of its organization delivered on the Effective Date) or (y) such organizational document are in full force and effect on the date hereof, (B) that attached thereto is a true and complete copy of resolutions duly adopted by the board of directors (or other governing body) of such Credit Party authorizing the execution, delivery and performance of this Agreement and that such resolutions have not been modified, rescinded or amended and are in full force and effect and (C) as to the incumbency and specimen signature of each officer (or other authorized person) executing this Agreement or any other document delivered in connection herewith on behalf of such Credit Party (together with a certificate of another officer as to the incumbency and specimen signature of the secretary or assistant secretary executing the certificate in this clause (iii));

(iv) a certificate as to the good standing of each Credit Party (if available in the applicable jurisdiction), to the extent requested by the Agent (in so-called “long-form” if available), as of a recent date, from such Secretary of State (or other applicable Governmental Authority);

(v) a certificate of an Authorized Officer of the Borrower to the effect that each of the conditions set forth in Section 7.1 of the Credit Agreement and this Section 3 have been satisfied;

(vi) a favorable opinion of Skadden, Arps, Slate, Meagher & Flom LLP, counsel to the Borrower, in form and substance reasonably satisfactory to the Agent; and

(vii) to the extent requested by the Agent or any Lender not less than five (5) days prior to the Effective Date, the Lenders shall have received a certification regarding beneficial ownership as required by 31 C.F.R. § 1010.230 in relation to the Company (a “Beneficial Ownership Certification”).

(b) Fees and Expenses Paid. The Lead Arranger (as defined below) and the Agent shall have received (i) a consent fee, payable to each Consenting Lender, in an amount equal to 0.25% of the aggregate principal amount of Term Loans held by such Consenting Lender immediately prior to the Effective Date and (ii) all fees and other amounts due and payable on or prior to the Effective Date, including, to the extent invoiced at least one Business Day prior to the Effective Date, reimbursement or payment of all out-of-pocket expenses (including the legal fees and expenses payable pursuant to Section 4 hereof) required to be reimbursed or paid by the Borrower on or prior to the Effective Date hereunder or under any other Credit Document.

Section 4. Expenses. Borrower agrees to reimburse the Agent for its and the Lead Arranger’s reasonable out-of-pocket expenses incurred by them in connection with this Agreement, including the reasonable fees, charges and disbursements of Cahill Gordon & Reindel LLP, and local counsel in each applicable jurisdiction.

Section 5. Counterparts. This Agreement may be executed in any number of counterparts and by different parties hereto on separate counterparts, each of which when so executed and delivered shall be deemed to be an original, but all of which when taken together shall constitute a single instrument. Delivery of an executed counterpart of a signature page of this Agreement by facsimile transmission or by email in Adobe “.pdf” format shall be effective as delivery of a manually executed counterpart hereof.

Section 6. Applicable Law. The validity, interpretation and enforcement of this Agreement and any dispute arising out of the relationship between the parties hereto, whether in contract, tort, equity or otherwise, shall be governed by the internal laws of the State of New York but excluding any principles of conflicts of law or other rule of law that would cause the application of the law of any jurisdiction other than the laws of the State of New York. Each of Holdings and the Borrower hereby irrevocably and unconditionally submits for itself and its property in any legal action or proceeding relating to this Agreement and the other Credit Documents to which it is a party, or for recognition and enforcement of any judgment in respect thereof, to the exclusive general jurisdiction of the courts of the State of New York, the courts of the United States of America for the Southern District of New York and appellate courts from any thereof.

Section 7. Headings. The headings of this Agreement are for purposes of reference only and shall not limit or otherwise affect the meaning hereof.

Section 8. Effect of Incremental Amendment. Except as expressly set forth herein, this Agreement shall not alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Credit Agreement or any other provision of the Credit Agreement or any other Credit Document, all of which are ratified and affirmed in all respects and shall continue in full force and effect. As of the Effective Date, each reference in the Credit Agreement to “this Agreement,” “hereunder,” “hereof,” “herein,” or words of like import, and each reference in the other Credit Document to the Credit Agreement (including, without limitation, by means of words like “thereunder,” “thereof” and words of like import), shall mean and be a reference to the Credit Agreement as amended hereby, and this Agreement and the Credit Agreement shall be read together and construed as a single instrument. This Agreement shall constitute a Credit Document. This Agreement and the Amended Credit Agreement shall not constitute a novation of the Credit Agreement or the other Credit Documents

Section 9. Acknowledgement and Affirmation. Each of Holdings, the Borrower and each Subsidiary Guarantor hereby (i) expressly acknowledges the terms of the Credit Agreement as amended hereby, (ii) ratifies and affirms, after giving effect to this Agreement, its obligations under the Credit Documents (including guarantees and security agreements) executed by Holdings, the Borrower and/or such Subsidiary Guarantor and (iii) after giving effect to this Agreement, acknowledges, renews and extends its continued liability under all such Credit Documents and agrees such Credit Documents remain in full force and effect.

Section 10. Roles. It is agreed that Morgan Stanley Senior Funding, Inc. will act as sole lead arranger for the Amendments (the “Lead Arranger”).

[signature pages follow]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the date first above written.

INTELSAT JACKSON HOLDINGS S.A.

By:	/s/ Franz Russ
Name: Franz Russ
Title: Chairman and Chief Executive Officer

INTELSAT CONNECT FINANCE S.A.

By:	/s/ Franz Russ
Name: Franz Russ
Title: Chairman and Chief Executive Officer

INTELSAT HOLDINGS LLC
INTELSAT LICENSE LLC
INTELSAT LICENSE HOLDINGS LLC
INTELSAT SATELLITE LLC

By:	/s/ Michelle Bryan
Name: Michelle Bryan
Title: Secretary

INTELSAT ALIGN S.À.R.L.

By:	/s/ Franz Russ
Name: Franz Russ
Title: Manager

INTELSAT INTERNATIONAL SYSTEMS, LLC
PANAMSAT INDIA MARKETING, L.L.C.
PANAMSAT INTERNATIONAL HOLDINGS, LLC

By:	/s/ Stephen Bacica
Name: Stephen Bacica
Title: Manager

INTELSAT ASIA CARRIER SERVICES LLC
INTELSAT INTERNATIONAL EMPLOYMENT LLC
INTELSAT SERVICE AND EQUIPMENT LLC
PANAMSAT EUROPE CORPORATION
PANAMSAT INDIA LLC
PANAMSAT INTERNATIONAL SALES, LLC
SOUTHERN SATELLITE LLC
SOUTHERN SATELLITE LICENSEE LLC

By:	/s/ Stephen Bacica
Name: Stephen Bacica
Title: Manager

INTELSAT GENESIS GP LLC
INTELSAT GENESIS, INC.
INTELSAT US LLC

By:	/s/ Michelle Bryan
Name: Michelle Bryan
Title: Executive Vice President, General
Counsel, Chief Administrative Officer and Secretary

INTELSAT UK FINANCIAL SERVICES LTD.
INTELSAT GLOBAL SALES & MARKETING LTD.

By:	/s/ Jean-Philippe Gillet
Name: Jean-Philippe Gillet
Title: Chairman

INTELSAT VENTURES S.À.R.L

By:	/s/ Franz Russ
Name: Franz Russ
Title: Chairman and Chief Executive Officer

EXECUTED AS A DEED BY

INTELSAT SUBSIDIARY (GIBRALTAR) LIMITED

By:	/s/ Matthew Oldham
Name: Matthew Oldham
Title: Director

By:	/s/ Louis Triay
Name: Louis Triay
Title: Director

INTELSAT FINANCE BERMUDA LTD.

By:	/s/ Jean-Philippe Gillet
Name: Jean-Philippe Gillet
Title: Director

INTELSAT ALLIANCE LP

By: Intelsat Genesis GP, LLC, its general partner

By:	/s/ Michelle Bryan
Name: Michelle Bryan
Title: Executive Vice President, General Counsel, Chief Administrative Officer and Secretary

BANK OF AMERICA, N.A., as Agent

By:	/s/ Don B. Pinzon
Name: Don B. Pinzon
Title: Vice President

EXHIBIT A

$3,750,000,000

CREDIT AGREEMENT

Dated as of January 12, 2011

as amended by Amendment and Joinder Agreement on October 3, 2012,

as amended by Amendment No. 2 and Joinder Agreement on November 27, 2013,

as further amended by Amendment No. 3 and Joinder Agreement on November 27, 2017

as further amended by Amendment No. 4 on December 12, 2017

and as further amended by Amendment No. 5 and Joinder Agreement on January 2, 2018

and as further amended by Amendment No. 6 on November 8, 2018 among

INTELSAT JACKSON HOLDINGS S.A.,

as the Borrower

INTELSAT CONNECT FINANCE S.A.,

as Holdings

The Several Lenders

from Time to Time Parties Hereto

BANK OF AMERICA, N.A.,

as Administrative Agent

CREDIT SUISSE SECURITIES (USA) LLC

and

J.P. MORGAN SECURITIES LLC,

as Co-Syndication Agents

BARCLAYS BANK PLC

and

MORGAN STANLEY SENIOR FUNDING, INC.

as Co-Documentation Agents

BANK OF AMERICA, N.A.,

CREDIT SUISSE SECURITIES (USA) LLC

and

J.P. MORGAN SECURITIES LLC,

as Joint Lead Arrangers

and

BANK OF AMERICA, N.A.,

CREDIT SUISSE SECURITIES (USA) LLC,

J.P. MORGAN SECURITIES LLC,

BARCLAYS CAPITAL,

DEUTSCHE BANK SECURITIES INC.,

MORGAN STANLEY SENIOR FUNDING, INC.

and

UBS SECURITIES LLC

as Joint Bookrunners

HSBC BANK USA, N.A.,

GOLDMAN SACHS PARTNERS LLC

and

RBC CAPITAL MARKETS,

as Co-Managers

JPMORGAN CHASE BANK, N.A.

CITIGROUP GLOBAL MARKETS, INC.

MORGAN STANLEY SENIOR FUNDING, INC.

MERRILL LYNCH, PIERCE, FENNER & SMITH, INCORPORATED,

and

GOLDMAN SACHS LENDING PARTNERS LLC,

as Joint Lead Arrangers for Amendment No. 5

Cahill Gordon & Reindel LLP

80 Pine Street

New York, New York 10005

TABLE OF CONTENTS

Page
SECTION 1.	DEFINITIONS	1
1.1.	Defined Terms	1
1.2.	Exchange Rates	~~49~~51
1.3.	Letter of Credit Amounts	~~49~~51
1.4.	Accounting Terms	~~49~~51

SECTION 2.	AMOUNT AND TERMS OF CREDIT	~~49~~51
2.1.	Commitments	~~49~~51
2.2.	Minimum Amount of Each Borrowing; Maximum Number of Borrowings	~~52~~54
2.3.	Notice of Borrowing	~~52~~55
2.4.	Disbursement of Funds	~~54~~56
2.5.	Repayment of Loans; Evidence of Debt	~~54~~56
2.6.	Conversions and Continuations	~~55~~57
2.7.	Pro Rata Borrowings	~~56~~58
2.8.	Interest	~~56~~58
2.9.	Interest Periods	~~57~~59
2.10.	Increased Costs, Illegality, etc.	~~57~~60
2.11.	Compensation	~~59~~61
2.12.	Change of Lending Office	~~59~~61
2.13.	Notice of Certain Costs	~~59~~62
2.14.	Incremental Facilities	~~59~~62
2.15.	Amendments Effecting a Maturity Extension	~~61~~63
2.16.	MIRE Event.	~~62~~65

SECTION 3.	LETTERS OF CREDIT	~~62~~65
3.1.	Letters of Credit	~~62~~65
3.2.	Letter of Credit Requests	~~63~~66
3.3.	Letter of Credit Participations	~~64~~66
3.4.	Agreement to Repay Letter of Credit Drawings	~~65~~68
3.5.	Increased Costs	~~66~~69
3.6.	Successor Letter of Credit Issuer	~~67~~69
3.7.	Cash Collateral	~~67~~70
3.8.	Defaulting Lenders	~~68~~70
3.9.	Applicability of ISP and UCP	~~70~~72
3.10.	Letters of Credit Issued for Subsidiaries	~~70~~72

SECTION 4.	FEES; COMMITMENTS	~~70~~72
4.1.	Fees	~~70~~72
4.2.	Voluntary Reduction of Revolving Credit Commitments	~~71~~73
4.3.	Mandatory Termination of Commitments	~~71~~73

SECTION 5.	PAYMENTS	~~72~~74
5.1.	Voluntary Prepayments	~~72~~74
5.2.	Mandatory Prepayments	~~79~~81
5.3.	Method and Place of Payment	~~81~~84
5.4.	Net Payments	~~81~~84
5.5.	Computations of Interest and Fees	~~83~~85
5.6.	Limit on Rate of Interest	~~83~~85

SECTION 6.	CONDITIONS PRECEDENT TO INITIAL BORROWING ON THE CLOSING DATE	~~83~~86
6.1.	Executed Counterparts of this Agreement	~~83~~86

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Page
6.2.	Executed Counterpart of Subsidiary Guarantee	~~83~~86
6.3.	Corporate and Other Proceedings	~~83~~86
6.4.	Opinions of Counsel	~~84~~86
6.5.	Borrowing Request	~~84~~86
6.6.	Promissory Notes	~~84~~86
6.7.	Fees	~~84~~86
6.8.	Collateral	~~84~~87
6.9.	Authorized Agent for Service of Process	~~85~~87
6.10.	Perfection Certificate	~~85~~87
6.11.	Intercompany Subordination Agreement	~~85~~87
6.12.	Solvency Certificate	~~85~~87

SECTION 7.	CONDITIONS PRECEDENT TO ALL CREDIT EVENTS	~~85~~88
7.1.	No Default; Representations and Warranties	~~85~~88
7.2.	Notice of Borrowing; Letter of Credit Request	~~85~~88

SECTION 8.	REPRESENTATIONS, WARRANTIES AND AGREEMENTS	~~85~~88
8.1.	Corporate Status	~~85~~88
8.2.	Corporate Power and Authority	~~86~~88
8.3.	No Violation	~~86~~88
8.4.	Litigation	~~86~~89
8.5.	Margin Regulations	~~86~~89
8.6.	Governmental Approvals	~~86~~89
8.7.	Investment Company Act	~~86~~89
8.8.	True and Complete Disclosure	~~87~~89
8.9.	Financial Condition; Financial Statements	~~87~~89
8.10.	Tax Returns and Payments	~~87~~90
8.11.	Compliance with ERISA	~~87~~90
8.12.	Subsidiaries	~~88~~91
8.13.	Patents, etc.	~~88~~91
8.14.	Environmental Laws	~~88~~91
8.15.	Properties	~~89~~91
8.16.	Solvency	~~89~~91
8.17.	FCC Licenses, Etc.	~~89~~91
8.18.	Satellites	~~89~~92
8.19.	Centre of Main Interest	~~89~~92

SECTION 9.	AFFIRMATIVE COVENANTS	~~89~~92
9.1.	Information Covenants	~~89~~92
9.2.	Books, Records and Inspections	~~93~~95
9.3.	Maintenance of Insurance	~~93~~96
9.4.	Payment of Taxes	~~94~~97
9.5.	Consolidated Corporate Franchises	~~94~~97
9.6.	Compliance with Statutes, Regulations, etc.	~~95~~97
9.7.	ERISA	~~95~~97
9.8.	Maintenance of Properties	~~95~~98
9.9.	Transactions with Affiliates	~~95~~98
9.10.	End of Fiscal Years; Fiscal Quarters	~~96~~99
9.11.	Additional Guarantors and Grantors	~~96~~99
9.12.	Pledges of Additional Stock and Evidence of Indebtedness	~~96~~99
9.13.	Use of Proceeds	~~97~~100
9.14.	Changes in Business	~~97~~100
9.15.	Further Assurances	~~97~~100
9.16.	Access and Command Codes	~~98~~101
9.17.	TTC&M Providers	~~99~~102

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Page
9.18.	Maintenance of Rating of Facilities	~~99~~102
9.19.	Government Business Subsidiaries	~~99~~102
9.20.	Post-closing Covenants	~~100~~102

SECTION 10.	NEGATIVE COVENANTS	~~100~~103
10.1.	Limitation on Indebtedness	~~100~~103
10.2.	Limitation on Liens	~~103~~107
10.3.	Limitation on Fundamental Changes	~~104~~109
10.4.	Limitation on Sale of Assets	~~106~~109
10.5.	Limitation on Investments	~~107~~110
10.6.	Limitation on Dividends	~~109~~112
10.7.	Limitations on Debt Payments and Amendments	~~111~~114
10.8.	Limitations on Sale Leasebacks	~~111~~114
10.9.	Non-Material Subsidiaries	~~111~~114

SECTION 11.	FINANCIAL ~~COVENANTS~~COVENANT	~~111~~114

SECTION 12.	EVENTS OF DEFAULT.	~~111~~115
12.1.	Payments	~~111~~115
12.2.	Representations, etc.	~~111~~115
12.3.	Covenants	~~112~~115
12.4.	Default Under Other Agreements	~~112~~115
12.5.	Bankruptcy, etc.	~~112~~115
12.6.	ERISA	~~113~~116
12.7.	Guarantee	~~113~~116
12.8.	Pledge Agreements	~~113~~116
12.9.	Security Agreements	~~113~~116
12.10.	Mortgages	~~113~~116
12.11.	Judgments	~~113~~116
12.12.	Change of Control	~~113~~117
12.13.	Permitted Equity Issuance	~~114~~117

SECTION 13.	THE ADMINISTRATIVE AGENT	~~114~~117
13.1.	Appointment and Authority	~~114~~117
13.2.	Rights as a Lender	~~114~~118
13.3.	Exculpatory Provisions	~~115~~118
13.4.	Reliance by Administrative Agent	~~115~~119
13.5.	Delegation of Duties	~~115~~119
13.6.	Resignation of Administrative Agent	~~116~~119
13.7.	Non-Reliance on Administrative Agent and Other Lenders	~~116~~120
13.8.	No Other Duties, Etc.	~~117~~120
13.9.	Administrative Agent May File Proofs of Claim	~~117~~120
13.10.	Indemnification	~~117~~121
13.11.	Collateral and Guaranty Matters	~~118~~121
13.12.	Secured Cash Management Agreements and Secured Hedge Agreements	~~118~~122
13.13.	U.K. Security Documents	~~118~~122
13.14.	Withholding Taxes	~~119~~122
13.15.	Lender Representation	~~119~~122

SECTION 14.	MISCELLANEOUS	~~120~~124
14.1.	Amendments and Waivers	~~120~~124
14.2.	Notices	~~122~~125
14.3.	No Waiver; Cumulative Remedies	~~123~~126
14.4.	Survival of Representations and Warranties	~~123~~126
14.5.	Payment of Expenses and Taxes	~~123~~126

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Page
14.6.	Successors and Assigns; Participations and Assignments	~~123~~127
14.7.	Replacements of Lenders Under Certain Circumstances	~~127~~131
14.8.	Adjustments; Set-off	~~128~~131
14.9.	Counterparts	~~128~~132
14.10.	Severability	~~129~~132
14.11.	Integration	~~129~~132
14.12.	GOVERNING LAW	~~129~~132
14.13.	Submission to Jurisdiction; Consent to Service; Waivers	~~129~~132
14.14.	Acknowledgments	~~130~~133
14.15.	WAIVERS OF JURY TRIAL	~~130~~134
14.16.	Confidentiality	~~130~~134
14.17.	Direct Website Communications	~~130~~134
14.18.	USA PATRIOT Act	~~131~~135
14.19.	Conversion of Currencies	~~131~~135

SECTION 15.	HOLDINGS GUARANTEE	~~132~~136
15.1.	The Holdings Guarantee	~~132~~136
15.2.	Bankruptcy	~~132~~136
15.3.	Nature of Liability	~~132~~136
15.4.	Independent Obligations	~~133~~137
15.5.	Authorization	~~133~~137
15.6.	Reliance	~~134~~138
15.7.	Subordination	~~134~~138
15.8.	Waivers	~~134~~138
15.9.	Maximum Liability	~~135~~139
15.10.	Tax Matters	~~135~~139
15.11.	Holdings Successor	~~135~~139
15.12.	Acknowledgement and Consent to Bail-In of EEA Financial Institutions.	~~135~~139

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ANNEXES

Annex I	Commitments

SCHEDULES

Schedule 1.1(a)	Existing Letters of Credit
Schedule 1.1(b)	Subsidiary Guarantors
Schedule 1.1(c)	Unrestricted Subsidiaries
Schedule 8.12	Subsidiaries
Schedule 8.17	FCC Licenses
Schedule 8.18	Satellites
Schedule 9.9	Existing Affiliate Transactions
Schedule 10.1	Indebtedness
Schedule 10.2	Liens
Schedule 10.5	Investments

EXHIBITS

Exhibit A-1	Form of Notice of Borrowings—Revolving Credit/Tranche
Exhibit A-2	Form of Notice of Borrowings—Swing Line Loans
Exhibit C	Form of Guarantee
Exhibit E	Form of Perfection Certificate
Exhibit F-1	Form of Luxembourg Share Pledge Agreement
Exhibit F-2	Form of German Pledge Agreement
Exhibit F-3	Form of U.K. Pledge Agreement
Exhibit F-4	Form of Gibraltar Pledge Agreement
Exhibit G-1	Form of Luxembourg Claims Pledge Agreement
Exhibit G-2	Form of U.K. Security Agreement
Exhibit G-3	Form of U.S. Security and Pledge Agreement
Exhibit G-4	Form of Gibraltar Security Agreement
Exhibit H	Form of Letter of Credit Request
Exhibit I-1	Form of Legal Opinion of Milbank, Tweed, Hadley & McCloy LLP
Exhibit I-2	Form of Legal Opinion of Richards Layton & Finger
Exhibit I-3	Form of Legal Opinion of Elvinger, Hoss & Prussen
Exhibit I-4	Form of Legal Opinion of Baker & McKenzie LLP
Exhibit I-5	Form of Legal Opinion of Milbank, Tweed, Hadley & McCloy LLP
Exhibit I-6	Form of Legal Opinion of Triay Stagnetto Neish
Exhibit I-7	Form of Legal Opinion of Wiley Rein LLP (U.S. Regulatory)
Exhibit J	Form of Assignment and Acceptance
Exhibit K-1	Form of Promissory Note (Tranche B-~~2 Term Loans, Tranche B-~~3 Term Loans, Tranche B-4 Term Loans, Tranche B-5 Term Loans and Incremental Tranche B Term Loans)
Exhibit K-2	Form of Promissory Note (Revolving Credit Loans, Incremental Revolving Loans and Swingline Loans)
Exhibit L	Form of Joinder Agreement
Exhibit M	Form of Intercompany Subordination Agreement
Exhibit N	Form of Collateral Agency and Intercreditor Agreement
Exhibit O	Form of Satellite Health Report
Exhibit P	Form of Affiliated Lender Assignment Agreement
Exhibit Q	Form of Discount Range Prepayment Notice
Exhibit R	Form of Discount Range Prepayment Offer
Exhibit S	Form of Solicited Discounted Prepayment Notice
Exhibit T	Form of Solicited Discounted Prepayment Offer
Exhibit U	Form of Specified Discount Prepayment Notice
Exhibit V	Form of Specified Discount Prepayment Response
Exhibit W	Form of Solvency Certificate
Exhibit X	Form of Acceptance and Prepayment Notice

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CREDIT AGREEMENT, dated as of January 12, 2011 (as amended by the Amendment and Joinder Agreement, dated as of October 3, 2012, as amended by Amendment No. 2 and Joinder Agreement dated as of November 27, 2013, as amended by Amendment No. 3 and Joinder Agreement dated as of November 27, 2017, as amended by Amendment No. 4 dated as of December 12, 2017 ~~and as further~~, as amended by Amendment No. 5 and Joinder Agreement dated as of January 2, 2018 and as further amended by Amendment No. 6 dated as of November 8, 2018 and as amended, restated, supplemented or otherwise modified from time to time, this “Agreement”), among INTELSAT CONNECT FINANCE S.A., a public limited liability company (société anonyme) existing as société anonyme under the laws of the Grand Duchy of Luxembourg, having its registered office at 4, rue Albert Borschette, L-1246 Luxembourg and registered with the Luxembourg trade and companies’ register under number B210.760 (“Holdings”), INTELSAT JACKSON HOLDINGS S.A., a public limited liability company (société anonyme) existing as société anonyme under the laws of the Grand Duchy of Luxembourg, having its registered office at 4, rue Albert Borschette, L-1246 Luxembourg and registered with the Luxembourg trade and companies’ register under number B149.959 (the “Borrower”), the lending institutions from time to time parties hereto (each a “Lender” and, collectively, the “Lenders”), BANK OF AMERICA, N.A., as Administrative Agent, BANK OF AMERICA, N.A., CREDIT SUISSE SECURITIES (USA) LLC and J.P. MORGAN SECURITIES LLC, as Joint Lead Arrangers, BANK OF AMERICA, N.A., CREDIT SUISSE SECURITIES (USA) LLC, J.P. MORGAN SECURITIES LLC, BARCLAYS CAPITAL, the investment banking division of Barclays Bank PLC, DEUTSCHE BANK SECURITIES INC., MORGAN STANLEY SENIOR FUNDING, INC. and UBS SECURITIES LLC, as Joint Bookrunners, CREDIT SUISSE SECURITIES (USA) LLC and J.P. MORGAN SECURITIES LLC, as Co-Syndication Agents, BARCLAYS BANK PLC and MORGAN STANLEY SENIOR FUNDING, INC., as Co-Documentation Agents, HSBC BANK USA, N.A., GOLDMAN SACHS PARTNERS LLC and RBC CAPITAL MARKETS, as Co-Managers and BANK OF AMERICA, N.A. as a Letter of Credit Issuer (such term and each other capitalized term used but not defined in this introductory statement having the meaning provided in Section 1.1), and JPMORGAN CHASE BANK, N.A., CITIGROUP GLOBAL MARKETS, INC., MORGAN STANLEY SENIOR FUNDING, INC., MERRILL LYNCH, PIERCE, FENNER AND SMITH INCORPORATED AND GOLDMAN SACHS LENDING PARTNERS, LLC as Joint Lead Arrangers for Amendment No. 5.

WHEREAS, the Borrower has requested (a) the Additional Tranche B-4 Term Loan Lender to provide $395,000,000 of additional Tranche B Term Loans (the “Additional Tranche B-4 Borrowing”) and the Additional Tranche B-5 Term Loan Lender to provide $700,000,000 of additional Tranche B Term Loans (the “Additional Tranche B-5 Borrowing” and, together with the Additional Tranche B-4 Borrowing, the “Additional Borrowing”) and (b) (i) the Converting B-4 Term Loan Lenders to convert the Tranche B-2 Term Loans that they hold immediately prior to the date hereof into Tranche B-4 Term Loans and (ii) the Converting B-5 Term Loan Lenders to convert the Tranche B-2 Term Loans that they hold immediately prior to the date hereof into Tranche B-5 Term Loans. The proceeds of the Additional Borrowing will be used to prepay the Tranche B-2 Term Loans of existing Lenders that are not Converting B-4 Term Loan Lenders or Converting B-5 Term Loan Lenders (such Lenders, “Amendment No. 5 Non-Converting Lenders”).

NOW THEREFORE, the parties hereto hereby agree as follows:

SECTION 1. Definitions.

1.1. Defined Terms.

(a) As used herein, the following terms shall have the meanings specified in this Section 1.1 (it being understood that defined terms in this Agreement shall include in the singular number the plural and in the plural the singular):

“5 1⁄2% Senior Notes” shall mean the Borrower’s $2,000.0 million 5 1⁄2% Senior Notes due 2023.

~~“5 1/2% Senior Notes Indenture” shall mean the Indenture dated as of June 5, 2013, between the Borrower, certain other parties thereto and Wells Fargo Bank, National Association, relating to the 5 1/2% Senior Notes, as the same may be amended, supplemented or otherwise modified in accordance with the terms hereof and thereof.~~

~~“7 1/4% Senior Notes” shall mean the Borrower’s $1,000.0 million 7 1/4% Senior Notes due 2020.~~

~~“7 1/4% Senior Notes Indenture” shall mean the Indenture dated as of September 30, 2010, between the Borrower, certain other parties thereto and Wells Fargo Bank, National Association, relating to the 7 1/4% Senior Notes, as the same may be amended, supplemented or otherwise modified in accordance with the terms hereof and thereof.~~

~~“7 1/2% Senior Notes” shall mean the Borrower’s $1,150 million 7 1/2% Senior Notes due 2021.~~

~~“7 1/2% Senior Notes Indenture” shall mean the Indenture dated as of April 5, 2011, between the Borrower, certain other parties thereto and Wells Fargo Bank, National Association, relating to the 7 1/2% Senior Notes, as the same may be amended, supplemented or otherwise modified in accordance with the terms hereof and thereof.~~

“8 ~~1/2~~1⁄2% Senior Notes” shall mean the Borrower’s $500.0 million 8 ~~1/2~~1⁄2% Senior Notes due 2019.

~~“8 1/2% Senior Notes Indenture” shall mean the Indenture dated as of October 20, 2009, between the Borrower, certain other parties thereto and Wells Fargo Bank, National Association, relating to the 8 1/2% Senior Notes, as the same may be amended, supplemented or otherwise modified in accordance with the terms hereof and thereof.~~

~~“9 1/2% Senior Notes” shall mean the Borrower’s $701.9 million 9 1/2% Senior Notes due 2016.~~

~~“9 1/2% Senior Notes Indenture” shall mean the Indenture dated as of July 1, 2008, between the Borrower, certain other parties thereto and Wells Fargo Bank, National Association, relating to the 9 1/2% Senior Notes, as the same may be amended, supplemented or otherwise modified in accordance with the terms hereof and thereof.~~

~~“9 1/4% Senior Notes” shall mean the Borrower’s $55.0 million 9 1/4% Senior Notes due 2016.~~

~~“9 1/4% Senior Notes Indenture” shall mean the Indenture dated as of July 3, 2006, between the Borrower, certain other parties thereto and Wells Fargo Bank, National Association, relating to the 9 1/4% Senior Notes, as the same may be amended, supplemented or otherwise modified in accordance with the terms hereof and thereof.~~

~~“11 1/2% Senior Notes” shall mean the Borrower’s $284.6 million 11 1/2% Senior Notes due 2016.~~

~~“11 1/2% Senior Notes Indenture” shall mean the Indenture dated as of July 1, 2008, between the Borrower, certain other parties thereto and Wells Fargo Bank, National Association, relating to the 11 1/2% Senior Notes, as the same may be amended, supplemented or otherwise modified in accordance with the terms hereof and thereof.~~

~~“11 1/4% Senior Notes” shall mean the Borrower’s $1,048.2 million 11 1/4% Senior Notes due 2016.~~

~~“11 1/4% Senior Notes Indenture” shall mean the Indenture dated as of July 3, 2006, between the Borrower, certain other parties thereto and Wells Fargo Bank, National Association, relating to the 11 1/4% Senior Notes, as the same may be amended, supplemented or otherwise modified in accordance with the terms hereof and thereof.~~

“ABR” shall mean for any day a fluctuating rate per annum equal to the highest of (a) the Federal Funds Effective Rate plus ~~1/2~~1⁄2 of 1%, (b) the rate of interest in effect for such day as publicly announced from time to time by Bank of America as its “prime rate,” and (c) the LIBOR Rate plus 1.00% ~~(which LIBOR Rate shall be deemed to be not less than (i) 1.25% with respect to the Tranche R-1 Revolving Credit Loans and the Tranche B-1 Term Loans and (ii) 1.00% with respect to the Tranche R-2 Revolving Credit Loans and the Tranche B-2 Term Loans)~~. The “prime rate” is a rate set by Bank of America based upon various factors including Bank of America’s costs and desired return, general economic conditions and other factors, and is used as a reference point for pricing some loans, which may be priced at, above, or below such announced rate. Any change in such prime rate announced by Bank of America shall take effect at the opening of business on the day specified in the public announcement of such change.

“ABR Loan” shall mean each Loan bearing interest at the rate provided in Section 2.8(a) and, in any event, shall include all Swingline Loans.

“Acceptance and Prepayment Notice” means a written notice from the Borrower accepting a Solicited Discounted Prepayment Offer to make a Discounted Term Loan Prepayment at the Acceptable Discount substantially in the form of Exhibit X hereto.

“Acquired EBITDA” shall mean, with respect to any Acquired Entity or Business, any Converted Restricted Subsidiary, any Sold Entity or Business or any Converted Unrestricted Subsidiary (any of the foregoing, a “Pro Forma Entity”) for any period, the amount for such period of Consolidated EBITDA of such Pro Forma Entity (determined using such definitions as if references to the Borrower and its Subsidiaries therein were to such Pro Forma Entity and its Subsidiaries), all as determined on a consolidated basis for such Pro Forma Entity in accordance with GAAP, but subject to the provisos to the definition of Consolidated EBITDA.

“Acquired Entity or Business” shall have the meaning provided in the definition of the term “Consolidated EBITDA.”

“Additional Tranche B-3 Term Loan Lender” shall mean each party identified on the signature pages of the Amendment No. 3 and Joinder Agreement as an Additional Tranche B-3 Term Loan Lender.

“Additional Tranche B-4 Term Loan Lender” shall mean each party identified on the signature pages of the Amendment No. 5 and Joinder Agreement as an Additional Tranche B-4 Term Loan Lender.

“Additional Tranche B-5 Term Loan Lender” shall mean each party identified on the signature pages of the Amendment No. 5 and Joinder Agreement as an Additional Tranche B-5 Term Loan Lender.

“Adjusted Total Revolving Credit Commitment” shall mean at any time the Total Revolving Credit Commitment less the aggregate Revolving Credit Commitments of all Defaulting Lenders.

“Adjusted Total Term Loan Commitment” shall mean at any time the Total Term Loan Commitment less the Term Loan Commitments of all Defaulting Lenders.

“Administrative Agent” shall mean “Bank of America, N.A.” and its successors and assigns, as the administrative agent for the Lenders under this Agreement and the other Credit Documents.

“Administrative Agent’s Office” shall mean in respect of all Credit Events for the account of the Borrower, the office of the Administrative Agent located at Bank of America, N.A., NC1-001-04-39, 101 North Tryon Street, Charlotte, NC 28255, or such other office as the Administrative Agent may hereafter designate in writing as such to the other parties hereto.

“Administrative Questionnaire” shall have the meaning provided in Section 14.6(b)(iii).

“Affiliate” shall mean, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under direct or indirect common control with such Person. A Person shall be deemed to control a corporation if such Person possesses, directly or indirectly, the power (a) to vote 10% or more of the securities having ordinary voting power for the election of directors of such corporation or (b) to direct or cause the direction of the management and policies of such corporation, whether through the ownership of voting securities, by contract or otherwise.

“Affiliated Lender” has the meaning specified in Section 14.6(b)(ii).

“Affiliated Lender Assignment Agreement” has the meaning specified in Section 14.6(b)(ii)(E).

“Agent Parties” shall have the meaning provided in Section 14.17(c).

“Agents” shall mean each Joint Lead Arranger, the Administrative Agent, the Collateral Trustee, the Co- Syndication Agents and the Co-Documentation Agents.

“Aggregate Revolving Credit Outstandings” shall have the meaning provided in Section 5.2(b).

“Agreement” shall mean this Credit Agreement, as the same may be amended, supplemented or otherwise modified from time to time.

“Agreement Currency” shall have the meaning provided in Section 14.19(b).

“Amendment and Joinder Agreement” shall mean the Amendment and Joinder Agreement, dated as of the Amendment Effective Date, by and among Holdings, the Borrower, the Guarantors party thereto, the Administrative Agent, the Collateral Agent and the Lenders party thereto.

“Amendment Effective Date” shall mean October 3, 2012.

“Amendment No. 2 and Joinder Agreement” shall mean the Amendment No. 2 and Joinder Agreement, dated as of the Amendment No. 2 Effective Date, by and among Holdings, the Borrower, the Guarantors party thereto, the Administrative Agent, the Collateral Agent and the Lenders party thereto.

~~“Amendment No. 2 Consenting Lender” shall mean a “Consenting Lender” as defined in the Amendment No. 2 and Joinder Agreement.~~

“Amendment No. 2 Effective Date” shall mean November 27, 2013

“Amendment No. 3 and Joinder Agreement” shall mean the Amendment No. 3 and Joinder Agreement, dated as of the Amendment No. 3 Effective Date, by and among Holdings, the Borrower, the Guarantors party thereto, the Administrative Agent, the Collateral Agent and the Lenders party thereto.

“Amendment No. 3 Closing Fee” shall have the meaning provided in Section 4.1(d).

“Amendment No. 3 Extending Lender” shall mean each Lender that provided the Administrative Agent with a counterpart to the Amendment No. 3 and Joinder Agreement executed by such Lender and agreed to convert its Tranche B-2 Term Loans into Tranche B-3 Term Loans on the Amendment No. 3 Effective Date.

“Amendment No. 3 Effective Date” shall mean November 27, 2017.

“Amendment No. 3 Lead Arrangers” means Morgan Stanley Senior Funding, Inc., Citigroup Global Markets, Inc., JPMorgan Chase Bank, N.A., Bank Of America, N.A. and Goldman Sachs Lending Partners, LLC.

“Amendment No. 3 Non-Extending Lender” ~~shall have the meaning provided in the recitals hereto~~refers to any Lender immediately prior to the Amendment No. 3 Effective Date that was not an Extending Lender (as defined in the Amendment No. 3 and Joinder Agreement).

“Amendment No. 5 and Joinder Agreement” shall mean the Amendment No. 5 and Joinder Agreement, dated as of the Amendment No. 5 Effective Date, by and among Holdings, the Borrower, the Guarantors party thereto, the Administrative Agent, the Collateral Agent and the Lenders party thereto.

“Amendment No. 5 Closing Fee” shall have the meaning provided in Section 4.1(d).

“Amendment No. 5 Effective Date” shall mean January 2, 2018.

“Amendment No. 5 Lead Arrangers” means JPMorgan Chase Bank, N.A., Inc., Citigroup Global Markets, Inc., Morgan Stanley Senior Funding, Bank Of America, N.A. and Goldman Sachs Lending Partners, LLC.

“Amendment No. 5 Non-Converting Lenders” refers to any Lender immediately prior to the Amendment No. 5 Effective Date that was not a Converting B-4 Term Loan Lender or a Converting B-5 Term Loan Lender.

“Amendment No. 6” shall mean the Amendment No. 6, dated as of the Amendment No. 6 Effective Date, by and among Holdings, the Borrower, the Guarantors party thereto, the Administrative Agent, the Collateral Agent and the Lenders party thereto.

“Amendment No. 6 Effective Date” shall mean November 8, 2018.

“Amendment No. 6 Lead Arrangers” means Morgan Stanley Senior Funding.

“Amortization Amount” shall have the meaning provided in Section 5.2(c).

~~“Amendment No. 5 Non-Converting Lenders” shall have the meaning provided in the recitals hereto.~~

“Applicable ABR Margin” shall mean, at any date, with respect to each ABR Loan that is (a) a Tranche B-~~1 Term Loan or a Tranche R-1 Revolving Credit Loan, 2.25% per annum; provided that, upon written notice from the Borrower to the Administrative Agent certifying that the corporate family rating of the Borrower from Moody’s then in effect has been raised to B3 (stable) or better, such rate shall be decreased to 2.00% per annum for so long as such corporate family rating of the Borrower from Moody’s remains B3 (stable) or better and has not been withdrawn by Moody’s; provided, further, that the Borrower shall notify the Administrative Agent promptly (and in any event within 3 Business Days) after receiving notice that the corporate family rating of the Borrower from Moody’s then in effect has been lowered to B3 (negative) or worse or has been withdrawn by Moody’s; (b) a Tranche B-2 Term Loan, a Tranche R-2 Revolving Credit Loan or a Swingline Loan, 1.75% per annum; (c) a Tranche B-~~3 Term Loan, 2.75% per annum; or (~~d~~b) a Tranche B-4 Term Loan, 3.50% per annum.

“Applicable Amount” shall mean on any date (A) $3,600,000,000 plus (B) the result of (x) Consolidated EBITDA for the Measurement Period minus (y) 1.4 times Consolidated Interest Expense for the Measurement Period (calculated after giving pro forma effect to any Investment or dividend (as defined in Section 10.6) or prepayment, repurchase or redemption actually made pursuant to Section 10.5(i), 10.6(c) or 10.7(a)); provided that the amounts in clauses (A) and (B) shall only be available to make (x) Investments pursuant to Section 10.5(i), dividends (as defined in Section 10.6) pursuant to Section 10.6(c) that are not Return of Capital Payments or prepayments, repurchases or redemptions pursuant to Section 10.7(a) if the Consolidated Total Debt to Consolidated EBITDA Ratio of the Borrower for the Test Period last ended is less than 6.00:1.00 or (y) Return of Capital Payments pursuant to Section 10.6(c) if the Consolidated Total Debt to Consolidated EBITDA Ratio of the Borrower for the Test Period last ended is less than ~~5.75:1.00~~the Return of Capital Payment Leverage Threshold, in each case, determined on a pro forma basis after giving effect to any dividend or prepayment, repurchase or redemption actually made pursuant to Section 10.6(c) or 10.7(a) (for avoidance of doubt, if the amount in this clause (B) is negative, minus the amount by which the amount in this clause (B) is less than zero), plus (C) the aggregate net proceeds, including cash and the Fair Market Value of property other than cash, received by the Borrower after September 30, 2010 (x) from the issue or sale to Holdings or any Holdings Successor of Equity Interests of the Borrower or from the issue or sale (other than to Holdings, any Holdings Successor or any Subsidiary of Holdings or to an employee stock ownership plan or trust established by Holdings or any Subsidiary of Holdings) of Equity Interests of Holdings or any parent of Holdings, in each case so long as such net proceeds are simultaneously contributed to the common equity of the Borrower (other than Disqualified Preferred Stock, CI Contributions and Permitted Equity Issuances made pursuant to Section 12.13), including Equity Interests issued upon conversion of Indebtedness or upon exercise of warrants or options and/or (y) from contributions (other than from Holdings or any Subsidiary of Holdings) to the capital of Holdings that are contributed to the common equity of the Borrower (other than contributions in the form of Disqualified Preferred Stock, CI Contributions and other than Permitted Equity Issuances made pursuant to Section 12.13), plus (D) the principal amount of any Indebtedness (or the liquidation preference or maximum fixed repurchase price, as the case may be, of any Disqualified Preferred Stock) of the Borrower or any Restricted Subsidiary issued after September 30, 2010 (other than to the Borrower or a Subsidiary of the Borrower) which has been converted into or exchanged for Equity Interests in the Borrower or any parent of the Borrower (other than Disqualified Preferred Stock), plus (E) the aggregate net cash proceeds, and the Fair Market Value of property other than cash, received by the Borrower or any Restricted Subsidiary from the sale or other disposition (other than to the Borrower or a Restricted Subsidiary) of any Investment previously made after September 30, 2010 pursuant to Section 10.5(i), plus (F) without duplication, an amount equal to any repayments, interest, returns, profits, distributions, income and similar amounts actually received in cash (or received in kind and reduced to cash) in respect of any Investment previously made after September 30, 2010 pursuant to Section 10.5(i) (which amount shall not exceed the amount of such Investment valued at the Fair Market Value of such Investment at the time such Investment was made), plus (G) in the event any Unrestricted Subsidiary of the Borrower that was designated as an Unrestricted Subsidiary after September 30, 2010 under Section 10.5(i) has been redesignated as a Restricted Subsidiary or has been merged, consolidated or amalgamated with or into, or transfers or conveys its assets to, or is liquidated into, the Borrower or any Restricted Subsidiary, the Fair Market Value of the Investments of the Borrower and the Restricted Subsidiaries in such Unrestricted Subsidiary (or of the assets transferred or conveyed, as applicable) at the time, minus (H) the sum at the time of determination of (i) the aggregate amount of Investments made since September 30, 2010 pursuant to Section 10.5(i), (ii) the aggregate amount of dividends made since September 30, 2010 pursuant to Section 10.6(c), (iii) without duplication, the aggregate amount of Investments made since the Closing Date pursuant to Section 10.5(y)(ii) and the aggregate amount of dividends made since September 30, 2010 pursuant to Section 10.6(i)(ii) and (iv) the aggregate amount of prepayments, repurchases and redemptions made since September 30, 2010 pursuant to Section 10.7(a). Calculation of the Applicable Amount for the period from and including October 1, 2010 through the Closing Date shall be made without giving pro forma effect to the Transactions and the Reorganization.

“Applicable Creditor” shall have the meaning provided in Section 14.19(b).

“Applicable Discount” has the meaning specified in Section 5.1(c).

“Applicable Fixed Rate” shall mean, at any date, with respect to a Tranche B-5 Term Loan, 6.625% per annum.

“Applicable LIBOR Margin” shall mean, at any date, with respect to each LIBOR Loan that is (a) a Tranche B-~~1 Term Loan or a Tranche R-1 Revolving Credit Loan, 3.25% per annum; provided that, upon written notice from the Borrower to the Administrative Agent certifying that the corporate family rating of the Borrower from Moody’s then in effect has been raised to B3 (stable) or better, such rate shall be decreased to 3.00% per annum for so long as such corporate family rating of the Borrower from Moody’s remains B3 (stable) or better and has not been withdrawn by Moody’s; provided, further, that the Borrower shall notify the Administrative Agent promptly (and in any event within 3 Business Days) after receiving notice that the corporate family rating of the Borrower from Moody’s then in effect has been lowered to B3 (negative) or worse or has been withdrawn by Moody’s; (b) a Tranche B-2 Term Loan or a Tranche R-2 Revolving Credit Loan, 2.75% per annum, (c) a Tranche B-~~3 Term Loan, 3.75% per annum or (~~d~~b) a Tranche B-4 Term Loan, 4.50% per annum.

“Applicable Prepayment Premium” means, with respect to any Tranche B-4 Term Loan or Tranche B-5 Term Loan, as applicable, on any date means (i) prior to July 2, 2020, the greater of (A) 1.0% of the then outstanding principal amount of such Loan; and (B) the excess of (x) the present value at such date of (I) in the case of any Tranche B-4 Term Loan, ~~3.364~~103.364% or, in the case of any Tranche B-5 Term Loan, ~~3.313~~103.313%, in each case, of the then outstanding principal amount of such Loan plus (II) all required interest payments (which, for a Tranche B-4 Term Loan, shall be determined assuming that the LIBOR Rate for each interest payment due on such Loan is based on the swap rate quoted by Reuters (or other publicly available service selected by the Administrative Agent in its sole discretion) at the end of the day that is two Business Days prior to the date of such prepayment) on such Loan through July 2, 2020, (excluding accrued but unpaid interest), computed using a discount rate equal to the Treasury Rate as of such date plus 50 basis points; over (y) the then outstanding principal amount of such Loan; (ii) from and including July 2, 2020, and prior to July 2, 2021, in the case of any Tranche B-4 Term Loan, 3.364% or, in the case of any Tranche B-5 Term Loan, 3.313%, in each case, of the principal amount of such Loan, (iii) from and including July 2, 2021, and prior to July 2, 2022, in the case of any Tranche B-4 Term Loan, 1.682% or, in the case of any Tranche B-5 Term Loan, 1.656%, in each case, of the principal amount of such Loan and (iv) from and after July 2, 2022, zero.

“Applicable Prepayment Premium Event” means, (a) voluntary prepayments of Tranche B-4 Term Loans or Tranche B-5 Term Loans pursuant to Section 5.1(a) ~~or~~, (b) mandatory prepayments of Tranche B 4 Term Loans or Tranche B 5 Term Loans as a result of the occurrence of a Debt Incurrence Prepayment Event pursuant to Section 5.2(a)(i), (c) replacements of Tranche B 4 Term Loans or Tranche B 5 Term Loans pursuant to Section 14.7(b) or (d) prepayments of the Tranche B-4 Term Loans or the Tranche B-5 Term Loans following the acceleration of such Loans as a result of the occurrence of any event set forth in ~~clauses~~clause (ii)~~, (iii) or (iv)~~ of the definition of Tranche B-4 Term Loan Maturity Date and Tranche B-5 Term Loan Maturity Date, respectively.

“Approved Fund” shall have the meaning provided in Section 14.6.

“Asset Sale Prepayment Event” shall mean any sale, transfer or other disposition of any business units, assets or other property of the Borrower or any of the Restricted Subsidiaries not in the ordinary course of business (including any sale, transfer or other disposition of any capital stock of any Subsidiary of the Borrower owned by the Borrower or a Restricted Subsidiary, including any sale or issuance of any capital stock of any Restricted Subsidiary) other than any such event or transaction (or series of related events or transactions) the Net Cash Proceeds of which are less than $35,000,000. Notwithstanding the foregoing, the term “Asset Sale Prepayment Event” shall not include any Permitted Sale Leaseback or any transaction permitted by Section 10.4, other than transactions permitted by Sections 10.4(b), (d)(x) and (e).

“Assignment and Acceptance” shall mean an assignment and acceptance substantially in the form of Exhibit J hereto.

“Authorized Officer” shall mean the President, the Chief Financial Officer, the Treasurer, the Controller or any other senior officer of the Borrower designated as such in writing to the Administrative Agent by the Borrower.

“Available Commitment” shall mean an amount equal to the excess, if any, of (a) the amount of the Total Revolving Credit Commitment over (b) the sum of (i) the aggregate principal amount of all Revolving Credit Loans (but not Swingline Loans) then outstanding and (ii) the aggregate Letters of Credit Outstanding at such time.

“Bail-In Action” means the exercise of any Write-Down and Conversion Powers by the applicable EEA Resolution Authority in respect of any liability of an EEA Financial Institution.

“Bail-In Legislation” means, with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule.

“Bank of America” means Bank of America, N.A. and its successors.

“Bankruptcy Code” shall have the meaning provided in Section 12.5.

“benefited Lender” shall have the meaning provided in Section 14.8(a).

“Benefit Plan” shall mean any of (a) an “employee benefit plan” (as defined in ERISA) that is subject to Title I of ERISA, (b) a “plan” as defined in Section 4975 of the Code or (c) any Person whose assets include (for purposes of ERISA Section 3(42) or otherwise for purposes of Title I of ERISA or Section 4975 of the Code) the assets of any such “employee benefit plan” or “plan~~”~~.”

“Board” shall mean the Board of Governors of the Federal Reserve System of the United States (or any successor).

“Borrower” shall have the meaning provided in the preamble to this Agreement.

“Borrower Materials” shall mean materials and/or information provided by or on behalf of the Borrower under this Agreement.

“Borrower Offer of Specified Discount Prepayment” means the offer by the Borrower to make a voluntary prepayment of Term Loans at a specified discount to par pursuant to Section 5.1(c)(ii).

“Borrower Solicitation of Discount Range Prepayment Offers” means the solicitation by the Borrower of offers for, and the corresponding acceptance by a Tranche B-~~1~~3 Term Loan Lender, Tranche B-~~2~~4 Term Loan Lender, Tranche B-5 Term Loan Lender or Incremental Tranche B Term Loan Lender of a voluntary prepayment of Term Loans at a specified range at a discount to par pursuant to Section 5.1(c)(iii).

“Borrower Solicitation of Discounted Prepayment Offers” means the solicitation by the Borrower of offers for, and the subsequent acceptance, if any, by a Tranche B-~~1~~3 Term Loan Lender, Tranche B-~~2~~4 Term Loan Lender, Tranche B-5 Term Loan Lender or Incremental Tranche B Term Loan Lender of a voluntary prepayment of Term Loans at a discount to par pursuant to Section 5.1(c)(iv).

“Borrowing” shall mean and include (a) the incurrence of Swingline Loans from the Swingline Lender on a given date, (b) the incurrence of one Type of Term Loan on the Closing Date (or resulting from conversions on a given date after the Closing Date) having, in the case of LIBOR Term Loans, the same Interest Period (provided that ABR Loans incurred pursuant to Section 2.10(b) shall be considered part of any related Borrowing of LIBOR Term Loans) and (c) the incurrence of one Type of Revolving Credit Loan on a given date (or resulting from conversions on a given date) having, in the case of LIBOR Revolving Credit Loans, the same Interest Period (provided that ABR Loans incurred pursuant to Section 2.10(b) shall be considered part of any related Borrowing of LIBOR Revolving Credit Loans).

“Business Day” shall mean (i) for all purposes other than as covered by clause (ii) below, any day excluding Saturday, Sunday and any day that shall be in The City of New York or the Grand Duchy of Luxembourg a legal holiday or a day on which banking institutions are authorized by law or other governmental actions to close and (ii) with respect to all notices and determinations in connection with, and payments of principal and interest on, LIBOR Loans, any day which is a Business Day described in clause (i) above and which is also a day for trading by and between banks in U.S. dollar deposits in the New York or London interbank eurodollar market.

“Capital Expenditures” shall mean, for any period, without duplication, the additions to property, plant and equipment and other capital expenditures of the Borrower and the Restricted Subsidiaries that are (or should be) set forth in the consolidated statement of cash flows of the Borrower for such period prepared in accordance with GAAP.

“Capital Lease” shall mean, as applied to any Person, any lease of any property (whether real, personal or mixed) by that Person as lessee that, in conformity with GAAP, is, or is required to be, accounted for as a capital lease on the balance sheet of that Person.

“Capitalized Lease Obligations” shall mean, as applied to any Person, all obligations under Capital Leases of such Person or any of its Subsidiaries, in each case taken at the amount thereof accounted for as liabilities in accordance with GAAP.

“Capitalized Software Expenditures” shall mean, for any period, the aggregate of all expenditures (whether paid in cash or accrued as liabilities) by the Borrower and the Restricted Subsidiaries during such period in respect of purchased software or internally developed software and software enhancements that, in conformity with GAAP, are or are required to be reflected as capitalized costs on the consolidated balance sheet of the Borrower and the Restricted Subsidiaries.

“Cash Collateralize” means to pledge and deposit with or deliver to the Administrative Agent, for the benefit of the Administrative Agent, Letter of Credit Issuer or Swingline Lender (as applicable) and the Lenders, as collateral for Letters of Credit Outstanding, obligations in respect of Swingline Loans, or obligations of Lenders to fund participations in respect of either thereof (as the context may require), cash or deposit account balances or, if the Letter of Credit Issuer or Swingline Lender benefiting from such collateral shall agree in its sole discretion, other credit support, in each case pursuant to documentation in form and substance reasonably satisfactory to (a) the Administrative Agent and (b) the Letter of Credit Issuer or the Swingline Lender (as applicable). “Cash Collateral” shall have a meaning correlative to the foregoing and shall include the proceeds of such cash collateral and other credit support.

“Cash Management Agreement” means any agreement to provide cash management services, including treasury, depository, overdraft, credit or debit card, electronic funds transfer and other cash management arrangements.

“Cash Management Bank” means any Person that, at the time it enters into a Cash Management Agreement, is a Lender or an Affiliate of a Lender, in its capacity as a party to such Cash Management Agreement.

“Casualty Event” shall mean, with respect to any property (including any Satellite) other than any ECA Collateral of any Person, any loss of or damage to, or any condemnation or other taking by a Governmental Authority of, such property for which such Person or any of its Restricted Subsidiaries receives insurance proceeds, or proceeds of a condemnation award or other compensation.

“Change in Law” shall mean (a) the adoption of any law, treaty, order, policy, rule or regulation after the Closing Date, (b) any change in any law, treaty, order, policy, rule or regulation or in the interpretation or application thereof by any Governmental Authority after the Closing Date or (c) compliance by the Lender with any guideline, request or directive issued or made after the Closing Date by any central bank or other governmental or quasi-governmental authority (whether or not having the force of law). Notwithstanding anything to the contrary herein, it is understood and agreed that the Dodd–Frank Wall Street Reform and Consumer Protection Act (Pub. L. 111-203, H.R. 4173), all requests, rules, guidelines and directives relating thereto, all interpretations and applications thereof and any compliance by a Lender with any request or directive relating thereto, shall, for the purposes of this Agreement, be deemed to be adopted subsequent to the date hereof.

“Change of Control” shall mean the occurrence of any of the following: (a) at any time prior to the consummation of a Qualified IPO, the Permitted Holders shall cease to own, directly or indirectly, on a fully diluted basis in the aggregate, at least a majority of the total voting power of the Voting Stock of the Borrower unless no Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than the Permitted Holders, owns, directly or indirectly, on a fully diluted basis in the aggregate more total voting power of the Voting Stock of the Borrower than the total voting power of the Sponsors, the Management Investors and their Affiliates, taken as a whole; (b) at any time after a Qualified IPO, the Borrower becomes aware of (by way of a report or any other filing pursuant Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than the Permitted Holders, in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision) of 50% or more of the total voting power of the Voting Stock of the Borrower or any of its direct or indirect parent entities; and/or (c) except as permitted by Section 15.11, Holdings shall cease to own, directly or indirectly, 100% of the outstanding capital stock of the Borrower~~; and/or (d) a “Change of Control” (or term of substantially similar import) as defined in the 7 1/4% Senior Notes Indenture shall have occurred~~.

“CI Contributions” shall have the meaning provided in the definition of the term “Contribution Indebtedness.”

“Class,” when used in reference to any Loan or Borrowing, refers to whether such Loan, or the Loans comprising such Borrowing, are Tranche ~~R-1 Revolving Credit Loans, Tranche R-2 Revolving Credit Loans, Incremental Revolving Loans, Tranche B-1 Term Loans, Tranche B-2 Term Loans, Tranche B-~~B-3 Term Loans, Tranche B-4 Term Loans, Tranche B-5 Term Loans, Incremental Tranche B Term Loans (of each Series) ~~or~~

~~Swingline Loans~~ and, when used in reference to any Commitment, refers to whether such Commitment is ~~a Tranche R-1 Revolving Credit Commitment, Tranche R-2 Revolving Credit Commitment, Incremental Revolving Credit Commitment, Tranche B-1 Term Loan Commitment, Tranche B-2 Term Loan Commitment,~~ a Tranche B-3 Term Loan Commitment, a Tranche B-4 Term Loan Commitment, a Tranche B-5 Term Loan Commitment or Incremental Tranche B Term Loan Commitment.

“Closing Date” shall mean January 12, 2011, the date of the initial Credit Event hereunder.

“Co-Documentation Agents” shall mean Barclays Bank PLC and Morgan Stanley Senior Funding, Inc. together with their respective Affiliates under this Agreement and the other Credit Documents.

“Co-Syndication Agents” shall mean Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC together with their respective Affiliates under this Agreement and the other Credit Documents.

“Code” shall mean the Internal Revenue Code of 1986, as amended from time to time, and the regulations promulgated and rulings issued thereunder. Section references to the Code are to the Code, as in effect at the Closing Date, and any subsequent provisions of the Code, amendatory thereof, supplemental thereto or substituted therefor.

“Collateral” shall have the meaning provided in the Pledge Agreements, the Security Agreements, the Collateral Agency and Intercreditor Agreement or any Mortgage, as applicable, and shall also include all other property of whatever kind or nature over which a Lien is granted under any Security Document.

“Collateral Agency and Intercreditor Agreement” shall mean the Collateral Agency and Intercreditor Agreement substantially in the form of Exhibit N, dated as of the date hereof, entered into by the Administrative Agent, the Borrower, each Guarantor and each holder (or representative or trustee thereof) from time to time of secured Indebtedness permitted under Section 10.2(k), and the Collateral Trustee, as the same may be amended, supplemented or otherwise modified from time to time.

“Collateral Trustee” shall mean Wilmington Trust FSB and its successors and assigns, as the collateral trustee and agent for the Secured Parties under the Security Documents.

“Commitment Fee Rate” shall mean, with respect to the Available Commitment on any day, a rate per annum of 0.375%.

“Commitments” shall mean, with respect to each Lender, such Lender’s Term Loan Commitment, Revolving Credit Commitment, Incremental Revolving Credit Commitment or Incremental Tranche B Term Loan Commitment.

“Communications” shall have the meaning provided in Section 14.17(a).

“Confidential Information” shall have the meaning provided in Section 14.16.

“Confidential Information Memorandum” shall mean the Confidential Information Memorandum of the Borrower dated December 2010 delivered to the Lenders in connection with this Agreement.

~~“Consenting Lender” shall mean each Lender that provided the Administrative Agent with a counterpart to the Amendment No. 3 and Joinder Agreement executed by such Lender and agreed to convert its Tranche B-2 Term Loans into Tranche B-3 Term Loans on the Amendment No. 3 Effective Date.~~

“Consolidated Earnings” shall mean, for any period, “income (loss) before the deduction of income taxes” of the Borrower and the Restricted Subsidiaries, excluding (a) extraordinary items, for such period, determined in a manner consistent with the manner in which such amount was determined in accordance with the audited financial statements referred to in Section 9.1(a) and (b) the cumulative effect of a change in accounting principles during such period.

“Consolidated EBITDA” shall mean, for any period, the sum, without duplication, of the amounts for such period of:

(a) Consolidated Earnings; plus

(b) to the extent (and in the same proportion after giving effect to the exclusion in clause (ii) in the proviso to this definition) already deducted in arriving at Consolidated Earnings, the following:

(i) interest expense as used in determining such Consolidated Earnings;

(ii) depreciation expense;

(iii) amortization expense;

(iv) extraordinary losses and unusual or non-recurring charges (including severance, relocation costs and one-time compensation charges);

(v) non-cash charges (provided that if any such non-cash charges represent an accrual or reserve for potential cash items in any future period, the cash payment in respect thereof in such future period shall be subtracted from Consolidated EBITDA to such extent, and excluding amortization of a prepaid cash item that was paid in a prior period);

(vi) losses on asset sales;

(vii) restructuring charges or reserves (including costs related to closure of facilities);

(viii) Transaction Expenses;

(ix) any expenses or charges incurred in connection with any issuance of debt, equity securities or any refinancing transaction or any amendment or other modification of any debt instrument (in each case, whether or not consummated);

(x) any fees and expenses related to Permitted Acquisitions and Investments permitted under Section 10.5, in each case, whether or not consummated;

(xi) any deductions attributable to minority interests;

(xii) the amount of management, monitoring, consulting and advisory fees and related expenses paid directly by the Borrower or any Restricted Subsidiary to the Sponsors;

(xiii) any impairment charge or asset write-off pursuant to the Financial Accounting Standards Board Accounting Standards Codification 350 and 360 and the amortization of intangibles arising pursuant to the Financial Accounting Standards Board Accounting Standards Codification 805;

(xiv) foreign withholding taxes paid or accrued in such period;

(xv) non-cash charges related to stock compensation expenses;

(xvi) loss from the early extinguishment of Indebtedness or hedging obligations or other derivative instruments;

(xvii) an amount equal to the amounts paid pursuant to Section 9.9(j) other than by way of dividend, which shall be treated as though such amounts had been paid as income taxes directly by the Borrower;

(xviii) the amount of any fees or expenses incurred or paid in such period for transition services related to satellites or other assets or businesses acquired;

(xix) for purpose of determining compliance with Section 11 only, Permitted Equity Issuances pursuant to and in accordance with Section 12.13;

(xx) Reorganization Expenses; and

(xxi) non-cash pension expenses determined in accordance with GAAP; plus

(c) to the extent not otherwise included in arriving at Consolidated Earnings, collections on investments in sale-type leases during such period; plus

(d) solely for the purposes of calculating the Applicable Amount, the amount of cash dividends, Investments and payments in respect of interest on Existing Parent Indebtedness made by the Borrower pursuant to, without duplication, Section 10.6(i)(i) and Section 10.5(y)(i) during such period;

less, to the extent included in arriving at Consolidated Earnings, the sum of the following amounts for such period of:

(a) extraordinary gains and non-recurring gains,

(b) non-cash gains (excluding any such non-cash gain to the extent it represents the reversal of an accrual or reserve for potential cash item in any prior period),

(c) gains on asset sales,

(d) any gross profit on sales-type leases included in Consolidated Earnings for such period, except for collection on investments in sales-type leases during such period, to the extent included in Consolidated Earnings for such period,

(e) any income from the early extinguishment of Indebtedness or hedging obligations on other derivative instruments, ~~and~~

(f) interest income received by any Subsidiary of the Borrower from the proceeds of a dividend permitted in accordance with Section 10.6(f), and

(g) any significant financing components related to the adoption of FASB ASC 606,

in each case, as determined on a consolidated basis for the Borrower and the Restricted Subsidiaries in accordance with GAAP; provided that

(i) except as provided in clause (iv) below, there shall be excluded from Consolidated Earnings for any period the income or loss from continuing operations before income taxes and extraordinary items of all Unrestricted Subsidiaries for such period to the extent otherwise included in Consolidated Earnings, except to the extent any such income is actually received in cash by the Borrower or its Restricted Subsidiaries or such losses funded by the Borrower or a Restricted Subsidiary in cash, in each case during such period through dividends or other distributions,

(ii) there shall be excluded from Consolidated Earnings for any period the non-cash loss from continuing operations before income taxes and extraordinary items of each Joint Venture for such period corresponding to the percentage of capital stock or other Equity Interests in such Joint Venture owned by the Borrower or its Restricted Subsidiaries,

(iii) there shall be excluded in determining Consolidated EBITDA non-operating currency transaction gains and losses (including the net loss or gain resulting from Hedge Agreements for currency exchange risk),

(iv) (x) there shall be included in determining Consolidated EBITDA for any period (A) the Acquired EBITDA of any Person, property, business or asset (other than an Unrestricted Subsidiary) acquired to the extent not subsequently sold, transferred or otherwise disposed of (but not including the Acquired EBITDA of any related Person, property, business or assets to the extent not so acquired) by the Borrower or any Restricted Subsidiary during such period (each such Person, property, business or asset acquired and not subsequently so disposed of, an “Acquired Entity or Business”), and the Acquired EBITDA of any Unrestricted Subsidiary that is converted into a Restricted Subsidiary during such period (each, a “Converted Restricted Subsidiary”), in each case based on the actual Acquired EBITDA of such Acquired Entity or Business or Converted Restricted Subsidiary for such period (including the portion thereof occurring prior to such acquisition or conversion) and (B) other than for purposes of clause (B)(x) of the definition of “Applicable Amount~~”~~,” an adjustment in respect of each Acquired Entity or Business equal to the amount of the Pro Forma Adjustment with respect to such Acquired Entity or Business for such period (including the portion thereof occurring prior to such acquisition or conversion) as specified in the Pro Forma Adjustment Certificate delivered to the Lenders and the Administrative Agent, (y) for purposes of determining the Consolidated Total Debt to Consolidated EBITDA Ratio only, there shall be excluded in determining Consolidated EBITDA for any period the Acquired EBITDA of any Person, property, business or asset (other than an Unrestricted Subsidiary) sold, transferred or otherwise disposed of, closed or classified as discontinued operations by the Borrower or any Restricted Subsidiary during such period (each such Person, property, business or asset so sold or disposed of, a “Sold Entity or Business”), and the Acquired EBITDA of any Restricted Subsidiary that is converted into an Unrestricted Subsidiary during such period (each, a “Converted Unrestricted Subsidiary”), in each case based on the actual Acquired EBITDA of such Sold Entity or Business or Converted Unrestricted Subsidiary for such period (including the portion thereof occurring prior to such sale, transfer, disposition or conversion) and (z) other than for purposes of clause (B)(x) of the definition of “Applicable Amount~~”~~,” Consolidated EBITDA shall be calculated for any period after giving effect on a pro forma basis (as if they had occurred on the first day of the applicable Test Period) to restructurings of the business of the Borrower or any of its Restricted Subsidiaries occurring during such period that are expected to have a continuing impact and are factually supportable, which would include cost savings resulting from head count reduction, closure of facilities and similar operational and other cost savings, which adjustments the Borrower determines are reasonable as set forth in a certificate of an Authorized Officer,

(v) there shall be excluded from Consolidated Earnings and the determination of Consolidated EBITDA for any period the effects of adjustments in component amounts required or permitted by the Financial Accounting Standards Board Accounting Standards Codification 350 and 360 and related authoritative pronouncements, as a result of the Transactions or Permitted Acquisitions or the amortization or write-off of any amounts in connection therewith and related financings thereof,

(vi) lease payment expenses made by the Borrower or a Restricted Subsidiary in connection with joint ventures or other Investments shall be excluded from Consolidated Earnings to the extent that the Borrower or its Restricted Subsidiaries receive distributions from such joint venture or other Investment by the end of the next fiscal quarter following the making of such lease payments and such distributions (to the extent of the applicable lease payments to Joint Ventures, but not distributions in excess of such lease payments) shall also be excluded from Consolidated Earnings,

(vii) (i) the non-cash portion of “straight-line” rent expense shall be excluded from Consolidated Earnings, (ii) the cash from portion of “straight-line” rent expense which exceeds the amount expensed in respect of such rent expense shall be included and (iii) non-cash gains, losses, income and expenses resulting from fair value accounting required by the Financial Accounting Standards Board Accounting Standards Codification 815 and related interpretations shall be excluded, in each case from or in Consolidated Earnings,

(viii) subject to clause (vi) above, there shall be included in Consolidated Earnings, to the extent not already included, the amount of any cash dividends or other cash distributions paid by any Unrestricted Subsidiary or Joint Venture to the Borrower or any Restricted Subsidiary, and

(ix) there shall be excluded from Consolidated Earnings for any period any net after-tax income or loss from discontinued operations and any net after-tax gains or losses on disposal of discontinued operations.

“Consolidated Interest Expense” shall mean, for any period, the cash interest expense (including that attributable to Capital Leases in accordance with GAAP), net of cash interest income, of the Borrower and the Restricted Subsidiaries on a consolidated basis with respect to all outstanding Indebtedness of the Borrower and the Restricted Subsidiaries, including (i) all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing and net costs under Hedge Agreements (other than currency swap agreements, currency future or option contracts and other similar agreements), (ii) commissions, discounts, yield and other fees and charges incurred in connection with any Receivables Financing, which are payable to persons other than the Borrower and its Subsidiaries, and (iii) without duplication, capitalized interest in connection with the purchase of Satellites to the extent paid in cash, but excluding, however, amortization of deferred financing costs and any other amounts of non-cash interest, all as calculated on a consolidated basis in accordance with GAAP and excluding, for avoidance of any doubt, any interest in respect of items excluded from Indebtedness in the proviso to the definition thereof; provided that (a) except as provided in clause (b) below, there shall be excluded from Consolidated Interest Expense for any period the cash interest expense (or cash interest income) of all Unrestricted Subsidiaries for such period to the extent otherwise included in Consolidated Interest Expense and (b) there shall be included in determining Consolidated Interest Expense for any period (i) the cash interest expense (or income) of any Acquired Entity or Business acquired during such period and of any Converted Restricted Subsidiary converted during such period, in each case based on the cash interest expense (or income) of such Acquired Entity or Business or Converted Restricted Subsidiary for such period (including the portion thereof occurring prior to such acquisition or conversion) assuming any Indebtedness incurred or repaid in connection with any such acquisition or conversion had been incurred or prepaid on the first day of such period, (ii) solely for the purpose of calculating the Applicable Amount, the amount of cash dividends, Investments and payments in respect of interest on Existing Parent Indebtedness made by Borrower pursuant to, without duplication, Section 10.6(i)(i) and Section 10.5(y)(i) and interest on other Indebtedness made by the Borrower pursuant to Section 10.6(f) and (iii) solely for the purpose of calculating the Applicable Amount, the amount of any dividends or distributions paid or payable on any Disqualified Preferred Stock of the Borrower or its Restricted Subsidiaries issued or incurred in accordance with Section 10.1(B).

~~“Consolidated Interest Expense Coverage Ratio” shall mean, as of any date of determination, the ratio of (a) Consolidated EBITDA as of the last day of the relevant Test Period to (b) Consolidated Interest Expense for such Test Period.~~

“Consolidated Secured Debt” shall mean, as of any date of determination, (a) the sum of all Indebtedness of the Borrower and the Restricted Subsidiaries for borrowed money outstanding on such date that is secured by a Lien on property of the Borrower or a Restricted Subsidiary including Indebtedness permitted by Section 10.1(A)(u) and Capitalized Lease Obligations, excluding (i) any subordinated Indebtedness and (ii) unsecured Indebtedness of the Borrower and the Restricted Subsidiaries outstanding on such date, all calculated on a consolidated basis in accordance with GAAP minus (b) the aggregate amount of cash and Permitted Investments included in the accounts listed on the consolidated balance sheet of the Borrower and the Restricted Subsidiaries as at such date to the extent the use thereof for application to payment of Indebtedness is not prohibited by law or any contract to which the Borrower or any of the Restricted Subsidiaries is a party.

“Consolidated Secured Debt to Consolidated EBITDA Ratio” shall mean, as of any date of determination, the ratio of (a) Consolidated Secured Debt as of the last day of the relevant Test Period to (b) Consolidated EBITDA for such Test Period.

“Consolidated Total Debt” shall mean, as of any date of determination, (a) the sum of (i) all Indebtedness of the Borrower and the Restricted Subsidiaries for borrowed money outstanding on such date and all Indebtedness for borrowed money of any parent of Borrower that is guaranteed by Borrower or any Restricted Subsidiary and (ii) all Capitalized Lease Obligations of the Borrower and the Restricted Subsidiaries outstanding on such date, all calculated on a consolidated basis in accordance with GAAP minus (b) the aggregate amount of cash and Permitted Investments included in the accounts listed on the consolidated balance sheet of the Borrower and the Restricted Subsidiaries as at such date to the extent the use thereof for application to payment of Indebtedness is not prohibited by law or any contract to which the Borrower or any of the Restricted Subsidiaries is a party.

“Consolidated Total Debt to Consolidated EBITDA Ratio” shall mean, as of any date of determination, the ratio of (a) Consolidated Total Debt as of the last day of the relevant Test Period to (b) Consolidated EBITDA for such Test Period.

“Contribution Indebtedness” shall mean Indebtedness of the Borrower or any Subsidiary Guarantor in an aggregate principal amount not greater than twice the aggregate amount of cash contributions made to the capital of the Borrower after the Closing Date (other than any cash contributions that constitute Permitted Equity Issuances used pursuant to Section 12.13 or that are included in the calculation of the Applicable Amount) (such cash contributions “CI Contributions”); provided that the aggregate amount of such Contribution Indebtedness (i) is incurred within 210 days after the making of such cash contributions and (ii) is so designated as Contribution Indebtedness pursuant to a certificate of an Authorized Officer on or prior to the incurrence date thereof.

“Converted Restricted Subsidiary” shall have the meaning provided in the definition of the term “Consolidated EBITDA.”

~~“Converted Tranche B-1 Term Loan” means the Tranche B-1 Term Loans held by each Amendment No. 2 Consenting Lender on the Amendment No. 2 Effective Date immediately prior to the effectiveness of Amendment No. 2 and Joinder Agreement in the amount of such Amendment No. 2 Consenting Lender’s Term Loan Rollover Amount (as defined in Amendment No. 2 and Joinder Agreement).~~

“Converted Tranche B-2 Term Loans” shall mean each Tranche B-2 Term Loan held by an Amendment No. 3 Extending Lender on the Amendment No. 3 Effective Date immediately prior to the effectiveness of Amendment No. 3.

“Converted Tranche B-2 to B-4 Term Loans” shall mean each Tranche B-2 Term Loan held by a Converting B-4 Term Loan Lender on the Amendment No. 5 Effective Date immediately prior to the effectiveness of Amendment No. 5.

“Converted Tranche B-2 to B-5 Term Loans” shall mean each Tranche B-2 Term Loan held by a Converting B-5 Term Loan Lender on the Amendment No. 5 Effective Date immediately prior to the effectiveness of Amendment No. 5.

“Converted Unrestricted Subsidiary” shall have the meaning provided in the definition of the term “Consolidated EBITDA.”

“Converting B-4 Term Loan Lender” shall mean each Lender that provided the Administrative Agent with a counterpart to the Amendment No. 5 and Joinder Agreement executed by such Lender and electing the “Tranche B-4 Cashless Settlement Option” to convert its Tranche B-2 Term Loans into Tranche B-4 Term Loans on the Amendment No. 5 Effective Date.

“Converting B-5 Term Loan Lender” shall mean each Lender that provided the Administrative Agent with a counterpart to the Amendment No. 5 and Joinder Agreement executed by such Lender and electing the “Tranche B-5 Cashless Settlement Option” to convert its Tranche B-2 Term Loans into Tranche B-5 Term Loans on the Amendment No. 5 Effective Date.

“Credit Agreement Obligations” shall mean the collective reference to (i) the due and punctual payment of (x) the principal of and premium, if any, and interest at the applicable rate provided in this Agreement (including interest accruing during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding and including, without limitation, in relation to any company incorporated under the laws of the Grand Duchy of Luxembourg, bankruptcy (faillite), insolvency, its voluntary or judicial liquidation (liquidation volontaire ou judiciaire), composition with creditors (concordat préventif de faillite), reprieve from payment (sursis de paiement), controlled management (gestion contrôlée), fraudulent conveyance (actio pauliana), general settlement with creditors, reorganisation or other similar proceeding, regardless of whether allowed or allowable in such proceeding) on the Loans, when and as due, whether at maturity, by acceleration, upon one or more dates set for prepayment or otherwise, (y) each payment required to be made by the Borrower under this Agreement in respect of any Letter of Credit, when and as due, including payments in respect of reimbursement of disbursements, interest thereon and obligations to provide cash collateral, and (z) all other monetary obligations, including fees, costs, expenses and indemnities, whether primary, secondary, direct, contingent, fixed or otherwise (including monetary obligations incurred during the pendency of any bankruptcy, insolvency, receivership or other similar proceeding and including, without limitation, in relation to any company incorporated under the laws of the Grand Duchy of Luxembourg, bankruptcy (faillite), insolvency, its voluntary or judicial liquidation (liquidation volontaire ou judiciaire), composition with creditors (concordat préventif de faillite), reprieve from payment (sursis de paiement), controlled management (gestion contrôlée), fraudulent conveyance (actio pauliana), general settlement with creditors, reorganization or other similar proceeding, regardless of whether allowed or allowable in such proceeding), of the Borrower or any other Credit Party to any of the Secured Parties, (ii) the due and punctual performance of all covenants, agreements, obligations and liabilities of the Borrower under or pursuant to this Agreement and the other Credit Documents, (iii) the due and punctual payment and performance of all the covenants, agreements, obligations and liabilities of each other Credit Party under or pursuant to this Agreement and the other Credit Documents, (iv) the due and punctual payment and performance of all obligations of each Credit Party under each Hedge Agreement that (x) is in effect on the Closing Date under the Credit Agreement with a counterparty that is a Lender or an affiliate of a Lender as of such Closing Date or 30 days following the Closing Date (and shall include without limitation the obligations of any Credit Party under any Hedge Agreement in existence prior to the Closing Date that is assigned or novated to a Credit Party as of or after the Closing Date) or (y) is entered into after such Closing Date with any counterparty that is a Lender or an affiliate of a Lender at the time such Hedge Agreement is entered into and (v) the due and punctual payment and performance of all obligations in respect of overdrafts and related liabilities owed to the Cash Management Banks or their affiliates arising from or in connection with treasury, depositary or cash management services or in connection with any automated clearinghouse transfer of funds.

“Credit Agreement Secured Parties” shall mean, collectively, (i) the Lenders, (ii) the Administrative Agent, (iii) the Collateral Trustee, (iv) the Letter of Credit Issuer, (v) the Swingline Lender, (vi) each Co-Syndication Agent, (vii) each Co-Documentation Agent, (viii) each counterparty to a Hedge Agreement the obligations under which constitute Obligations, (viii) the beneficiaries of each indemnification obligation undertaken by any Credit Party under this Agreement or any document executed pursuant thereto, (x) the Cash Management Banks and (ix) any successors, indorsees, transferees and assigns of each of the foregoing.

“Credit Documents” shall mean this Agreement, the Security Documents, the Collateral Agency and Intercreditor Agreement, each Letter of Credit and any promissory notes issued by the Borrower hereunder.

“Credit Event” shall mean and include the making (but not the conversion or continuation) of a Loan and the issuance of a Letter of Credit.

“Credit Facility” shall mean a category of Commitments and extensions of credit thereunder.

“Credit Party” shall mean each of the Borrower, the Subsidiary Guarantors and each other Subsidiary of the Borrower that is a party to a Credit Document.

“Debt Incurrence Prepayment Event” shall mean any issuance or incurrence by the Borrower or any of the Restricted Subsidiaries of any Indebtedness but excluding any Indebtedness permitted to be issued or incurred under Section 10.1 other than Section 10.1(A)(n) and the maximum permitted advance amount with respect to the initial incurrence permitted by Section 10.1(A)(u).

“Debtor Relief Laws” shall mean the Bankruptcy Code of the United States, and all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, or similar debtor relief laws of the United States or other applicable jurisdictions from time to time in effect and affecting the rights of creditors generally.

“Default” shall mean any event, act or condition that with notice or lapse of time, or both, would constitute an Event of Default.

“Defaulting Lender” shall mean, subject to Section 3.8(b), any Lender that (a) has failed to perform any of its funding obligations hereunder, including in respect of its Loans or participations in respect of Letters of Credit or Swingline Loans, within five Business Days of the date required to be funded by it hereunder unless such failure is the result of such Lender’s good faith determination that a condition precedent (specifically identified and including the particular default, if any) to funding a loan under this Agreement cannot be satisfied, (b) has notified the Borrower or the Administrative Agent that it does not intend to comply with its funding obligations or has made a public statement to that effect with respect to its funding obligations hereunder or under other agreements generally in which it commits to extend credit unless such writing or public statement indicates that such position is based on such Lender’s good faith determination that a condition precedent (specifically identified and including the particular default, if any) to funding a loan under this Agreement cannot be satisfied, (c) has failed, within five Business Days after request by the Administrative Agent, to confirm in a manner satisfactory to the Administrative Agent that it will comply with its funding obligations unless such failure is the result of such Lender’s good faith determination that a condition precedent (specifically identified and including the particular default, if any) to funding a loan under this Agreement cannot be satisfied, or (d) has, or has a direct or indirect parent company that has, (i) become the subject of a proceeding under any Debtor Relief Law, (ii) had a receiver, conservator, trustee, administrator, assignee for the benefit of creditors or similar Person charged with reorganization or liquidation of its business or a custodian appointed for it, (iii) taken any action in furtherance of, or indicated its consent to, approval of or acquiescence in any such proceeding or appointment; provided that a Lender shall not be a Defaulting Lender solely by virtue of the ownership or acquisition of any Equity Interest in that Lender or any direct or indirect parent company thereof by a Governmental Authority or (iv) become the subject of a Bail-In Action.

“Discount Prepayment Accepting Lender” has the meaning specified in Section 5.1(c).

“Discount Range” has the meaning specified in Section 5.1(c).

“Discount Range Prepayment Amount” has the meaning specified in Section 5.1(c).

“Discount Range Prepayment Notice” means a written notice of a Borrower Solicitation of Discount Range Prepayment Offers made pursuant to Section 5.1(c)(iii) substantially in the form of Exhibit Q.

“Discount Range Prepayment Offer” means the irrevocable written offer by a Tranche B-~~1 Term Loan Lender, Tranche B-2 Term Loan Lender, Tranche B-~~3 Term Loan Lender, Tranche B-4 Term Loan Lender, Tranche B-5 Term Loan Lender or Incremental Tranche B Term Loan Lender, as applicable, substantially in the form of Exhibit R, submitted in response to an invitation to submit offers following the Administrative Agent’s receipt of a Discount Range Prepayment Notice.

“Discount Range Prepayment Response Date” has the meaning specified in Section 5.1(c).

“Discount Range Proration” has the meaning specified in Section 5.1(c).

“Discounted Prepayment Determination Date” has the meaning specified in Section 5.1(c).

“Discounted Prepayment Effective Date” means in the case of a Borrower Offer of Specified Discount Prepayment or Borrower Solicitation of Discount Range Prepayment Offers, 10 Business Days following the receipt by each relevant Tranche B-~~1 Term Loan Lender, each relevant Tranche B-2 Term Loan Lender, each relevant Tranche B-~~3 Term Loan Lender, each relevant Tranche B-4 Term Loan Lender, each relevant Tranche B-5 Term Loan Lender or each relevant Incremental Tranche B Term Loan Lender of notice from the Administrative Agent in accordance with Section 5.1(c)(ii), Section 5.1(c)(iii) or Section 5.1(c)(iv), as applicable, unless a shorter period is agreed to between the Borrower and the Administrative Agent.

“Discounted Term Loan Prepayment” has the meaning specified in Section 5.1(c).

“Disqualified Preferred Stock” shall mean any preferred capital stock or preferred equity interest of the Borrower other than Qualified PIK Securities.

“dividends” shall have the meaning provided in Section 10.6.

“Dollar Equivalent” shall mean, on any date of determination, (a) with respect to any amount denominated in Dollars, such amount, and (b) with respect to any amount denominated in any Foreign Currency, the equivalent in Dollars of such amount, determined by the Administrative Agent or the Letter of Credit Issuer, as the case may be, at such time on the basis of the Exchange Rate (determined in respect of the most recent Revaluation Date) for the purchase of Dollars with such Foreign Currency.

“Dollars” and “$” shall mean dollars in lawful currency of the United States of America.

“Domestic Subsidiary” shall mean each Subsidiary of the Borrower that is organized under the laws of the United States, any state or territory thereof, or the District of Columbia.

“Drawing” shall have the meaning provided in Section 3.4(b).

“ECA Collateral” shall mean have the meaning provided in Section 9.15(b).

“ECA Financing” shall mean any Indebtedness including Indebtedness owing to or otherwise supported by any export credit agency, in each case, which was incurred by the Borrower and/or its Subsidiaries to finance (i) the acquisition (by purchase, lease or otherwise) construction or improvement of a Satellite in an aggregate principal amount, at any time outstanding, not to exceed $300.0 million and/or (ii) certain services in connection with the launch of a Satellite in an aggregate principal amount, at any time outstanding, not to exceed $500.0 million.

“EEA Financial Institution” shall mean (a) any institution established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any institution established in an EEA Member Country which is a subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent.

“EEA Member Country” shall mean any of the member states of the European Union, Iceland, Liechtenstein, and Norway.

“EEA Resolution Authority” shall means any public administrative authority or any Person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution.

“Eligible IPO” shall mean any underwritten public offering of the Voting Stock of the Borrower or any direct or indirect parent entity thereof, so long as the gross proceeds thereof, together with all other substantially contemporaneous equity issuances in respect of the Voting Stock of the Borrower or such parent entity, is equal to or greater than $750,000,000.

“Environment” shall mean ambient air, indoor air, surface water, groundwater, drinking water, land surface and subsurface strata and natural resources such as wetlands.

“Environmental Claims” shall mean any and all actions, suits, orders, decrees, demands, demand letters, claims, liens, notices of noncompliance, violation or potential responsibility or investigation (other than internal reports prepared by Holdings, the Borrower or any of the Subsidiaries (a) in the ordinary course of such Person’s business or (b) as required in connection with a financing transaction or an acquisition or disposition of real estate) or proceedings relating in any way to any Environmental Law or any permit issued, or any approval given, under any such Environmental Law (hereinafter, “Claims”), including, without limitation, (i) any and all Claims by governmental or regulatory authorities for enforcement, cleanup, removal, response, remedial or other actions or damages pursuant to any applicable Environmental Law and (ii) any and all Claims by any third party seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief relating to the presence, release or threatened release of Hazardous Materials or arising from alleged injury or threat of injury to health or safety (to the extent relating to human exposure to Hazardous Materials), or the environment including, without limitation, ambient air, surface water, groundwater, land surface and subsurface strata and natural resources such as wetlands.

“Environmental Law” shall mean any applicable Federal, state, foreign or local statute, law, rule, regulation, ordinance, code and rule of common law now or hereafter in effect and in each case as amended, and any binding judicial or administrative interpretation thereof, including any binding judicial or administrative order, consent decree or judgment, relating to the protection of environment, including, without limitation, ambient air, surface water, groundwater, land surface and subsurface strata and natural resources such as wetlands, or human health or safety (to the extent relating to human exposure to Hazardous Materials), or Hazardous Materials.

“Equity Interests” shall mean capital stock and all warrants, options or other rights to acquire capital stock (but excluding any debt security that is convertible into, or exchangeable for, capital stock).

“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended from time to time. Section references to ERISA are to ERISA as in effect at the Closing Date and any subsequent provisions of ERISA amendatory thereof, supplemental thereto or substituted therefor.

“ERISA Affiliate” shall mean each person (as defined in Section 3(9) of ERISA) that together with the Borrower or a Subsidiary would be deemed to be a “single employer” within the meaning of Section 414(b) or (c) of the Code or, solely for purposes of Section 302 of ERISA and Section 412 of the Code, is treated as a single employer under Section 414 of the Code.

“EU Bail-In Legislation Schedule” shall mean the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor Person), as in effect from time to time.

“Euros” or “€” shall mean the single currency of the European Union as constituted by the treaty establishing the European Community being the Treaty of Rome, as amended from time to time.

“Event of Default” shall have the meaning provided in Section 12.

“Excess Cash Flow” shall mean, for any period, an amount equal to the excess of

(a) the sum, without duplication, of

(i) Consolidated EBITDA for such period,

(ii) cash receipts in respect of Hedge Agreements during such fiscal year to the extent not otherwise included in Consolidated EBITDA;

(iii) to the extent not otherwise increasing Consolidated EBITDA during such Excess Cash Flow Period, cash interest income received during such period to the extent not included in the definition of Consolidated Interest Expense; and

(iv) the amount related to items that were deducted from or not added to net income when calculating Consolidated Earnings or were deducted from or not added to Consolidated Earnings in calculating Consolidated EBITDA to the extent either (i) such items represented cash received by the Borrower or any Restricted Subsidiary or (ii) such items do not represent cash paid by the Borrower or any Restricted Subsidiary, in each case on a consolidated basis during such period over (b) the sum, without duplication, of

(i) an amount equal to the amount of all cash charges described in clauses (b)(iv), (vi), (vii), (viii), (ix), (x), (xi), (xii), (xvi), and (xviii) of the definition of Consolidated EBITDA and included in arriving at such Consolidated EBITDA,

(ii) without duplication of amounts deducted pursuant to clause (x) below in prior years, the amount of Capital Expenditures made in cash during such period (including payments related to deferred satellite performance incentives), except to the extent that such Capital Expenditures were financed with the proceeds of Indebtedness or a sale of Stock or Stock Equivalents of the Borrower or the Restricted Subsidiaries,

(iii) the aggregate amount of all principal payments, prepayments, redemptions or other repurchases of Indebtedness of the Borrower and the Restricted Subsidiaries (including (A) the principal component of payments in respect of Capitalized Lease Obligations, (B) the amount of any repayment of Term Loans pursuant to Section 2.5 and (C) the amount of a mandatory prepayment of Term Loans pursuant to Section 5.2(a) to the extent required in connection with an Asset Sale Prepayment Event that resulted in an increase to Consolidated EBITDA and not in excess of the amount of such increase but excluding (x) all other prepayments of Term Loans and (y) all prepayments of Revolving Credit Loans and Swingline Loans) made during such period (other than in respect of any revolving credit facility or swingline facility to the extent there is an equivalent permanent reduction in commitments thereunder), except to the extent financed with the proceeds of other indebtedness of the Borrower or the Restricted Subsidiaries

(iv) Consolidated Interest Expense of the Borrower and the Restricted Subsidiaries during such period,

(v) the dividends paid during such period (on a consolidated basis) by the Borrower and the Restricted Subsidiaries to the extent that such dividends are not paid to the Borrower or any Restricted Subsidiary,

(vi) payments by the Borrower and the Restricted Subsidiaries during such period in respect of long-term liabilities of the Borrower and the Restricted Subsidiaries other than Indebtedness,

(vii) without duplication of amounts deducted pursuant to clause (x) below in prior fiscal years, the aggregate amount of cash consideration paid by the Borrower and the Restricted Subsidiaries (on a consolidated basis) in connection with Investments (including acquisitions) made during such period pursuant to Section 10.5 (other than Section 10.5(b)) to the extent that such Investments were financed with internally generated cash flow of the Borrower and the Restricted Subsidiaries,

(viii) the aggregate amount of expenditures actually made by the Borrower and the Restricted Subsidiaries in cash during such period (including expenditures for the payment of financing fees) to the extent that such expenditures are not expensed during such period,

(ix) the aggregate amount of any premium, make-whole or penalty payments actually paid in cash by the Borrower and the Restricted Subsidiaries during such period that are required to be made in connection with any prepayment of Indebtedness,

(x) at the option of the Borrower, and without duplication of amounts deducted from Excess Cash Flow in prior periods, (1) the aggregate consideration required to be paid in cash by the Borrower or any of the Restricted Subsidiaries pursuant to binding contracts, commitments, letters of intent or purchase orders (the “Contract Consideration”), in each case, entered into prior to or during such period and (2) to the extent set forth in a certificate of an Authorized Officer and delivered to the Administrative Agent at or before the time the officer’s certificate for the period ending simultaneously with such period is required to be delivered pursuant to Section 9.1(d), the aggregate amount of cash that is reasonably expected to be paid in respect of planned cash expenditures by the Borrower or any of the Restricted Subsidiaries (the “Planned Expenditures”), in the case of each of clauses (1) and (2), relating to Permitted Acquisitions, other Investments made in such period pursuant to Section 10.5 (other than Section 10.5(b)) or capital expenditures (including Capitalized Software Expenditures or other purchases of Intellectual Property) to be consummated or made during a subsequent period (and in the case of Planned Expenditures, the subsequent period); provided, that to the extent the aggregate amount of internally generated cash actually utilized to finance such Permitted Acquisitions, Investments or capital expenditures during such period is less than the Contract Consideration and Planned Expenditures, the amount of such shortfall shall be added to the calculation of Excess Cash Flow at the end of such period,

(xi) the amount of taxes (including penalties and interest) paid in cash in such period,

(xii) cash expenditures in respect of Hedge Agreements during such period to the extent not deducted in arriving at such Consolidated EBITDA,

(xiii) cash payments by the Borrower and the Restricted Subsidiaries during such period in respect of non-cash charges included in the calculation of Consolidated EBITDA in any prior period, and

(xiv) an amount equal to the amount of all non-cash amounts that increased Consolidated EBITDA for such period.

“Exchange Rate” for a currency means the rate determined by the Administrative Agent or the Letter of Credit Issuer, as applicable, to be the rate quoted by the Person acting in such capacity as the spot rate for the purchase by such Person of such currency with another currency through its principal foreign exchange trading office at approximately 11:00 a.m. on the date two Business Days prior to the date as of which the foreign exchange computation is made; provided that the Administrative Agent or the Letter of Credit Issuer may obtain such spot rate from another financial institution designated by the Administrative Agent or the Letter of Credit Issuer if the Person acting in such capacity does not have as of the date of determination a spot buying rate for any such currency; and provided further that the Letter of Credit Issuer may use such spot rate quoted on the date as of which the foreign exchange computation is made in the case of any Letter of Credit denominated in a Foreign Currency.

“Excluded Satellite” shall mean any Satellite (or, if the entire Satellite is not owned by the Borrower or any of its Subsidiaries, as the case may be, the portion of the Satellite it owns or for which it has risk of loss) (i) that is not expected or intended in the good faith determination of the Borrower to earn revenues from the operation of such Satellite (or portion, as applicable) in excess of $75,000,000 for the immediately succeeding 12-month calendar period or (ii) that has a net book value not in excess of $200,000,000 or (iii) that (1) the procurement of In-Orbit Insurance therefor in the amounts and on the terms required by Section 9.3 would not be available for a price that is, and on other terms and conditions that are, commercially reasonable or (2) the procurement of such In-Orbit Insurance therefor would be subject to exclusions or limitations of coverage that would make the terms of the insurance commercially unreasonable, in either case, in the good faith determination of the Borrower, or (iv) for which In-Orbit Contingency Protection is available or (v) whose primary purpose is to provide In-Orbit Contingency Protection for the satellites of the Borrower or its Subsidiaries or other Affiliates (or portion) and otherwise that is not expected or intended, in the good faith determination of the Borrower, to earn revenues from the operation of such Satellite (or portion, as applicable) in excess of $75,000,000 for the immediately succeeding 12-month calendar period.

“Excluded Taxes” shall mean (a) with respect to the Administrative Agent or any Lender, net income taxes, franchise taxes and capital taxes (imposed in lieu of net income taxes) imposed in each case as a result of the Administrative Agent or such Lender (as applicable) being organized in, or having its principal office or applicable lending office in, such jurisdiction imposing such tax or any political subdivision or taxing authority thereof or therein, (b) any Tax to the extent attributable to such Lender’s failure to comply with Section 5.4(d) or (c) any withholding or deduction imposed on a payment to an individual or residual entity that is required to be made pursuant to the European Union Directive on the taxation of savings income (2003/48/EC), which was adopted by the ECOFIN Council on June 3, 2003, or any law implementing or complying with, or introduced in order to conform to, such Directive (including as it may be amended including pursuant to the amending proposal (164731/1/09 FISC REV 1 as corrected by 16473/1/09 FISC REV 1 COR 1) or the Luxembourg laws of June 21, 2005 and December 23, 2005.

“Existing Credit Agreements” shall mean the Intelsat Sub Holdco Credit Agreement and the Intelsat Corp Credit Agreement.

“Existing Letters of Credit” shall mean all letters of credit outstanding on the Closing Date and listed on Schedule 1.1(a).

“Existing Parent Indebtedness” shall mean (i) the Intelsat S.A. Notes ~~and~~, (ii) the Lux Notes, (iii) the Holdings Notes (provided that interest in respect of the Indebtedness referred to in the foregoing subsections (i) ~~and~~, (ii) and (iii) shall be paid at the times and in the amounts contemplated in the indentures and other agreements governing such Existing Parent Indebtedness), and (~~iii~~iv) any Indebtedness which may redeem, refinance or replace such Existing Parent Indebtedness (including any exchange notes therefor); provided that (A) the Indebtedness remains the primary obligation of the issuer of such Existing Parent Indebtedness and (B) the principal amount of any such Indebtedness redeeming, refinancing or replacing such Existing Parent Indebtedness shall not exceed the principal amount of the Indebtedness refinanced, plus any reasonable premiums, fees and expenses payable in connection with such refinancing.

“Fair Market Value” of a specified asset shall mean the fair market value of assets as determined in good faith by the Borrower and (i) in the event the specified asset has a Fair Market Value in excess of $45,000,000, shall be set forth in a certificate of an Authorized Officer or (ii) in the event the specified asset has a Fair Market Value in excess of $90,000,000, shall be set forth in a resolution approved by a majority of the board of directors of the Borrower.

“FCC” shall mean the Federal Communications Commission or any governmental authority substituted therefor.

“FCC Licenses” shall mean all authorizations, orders, licenses and permits issued by the FCC to the Borrower or any of its Restricted Subsidiaries, under which the Borrower or any of its Restricted Subsidiaries is authorized to launch and operate any of its Satellites or to operate any of its transmit only, receive only or transmit and receive earth stations.

“Federal Funds Effective Rate” means, for any day, the rate per annum equal to the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers on such day, as published by the Federal Reserve Bank of New York on the Business Day next succeeding such day; provided that (a) if such day is not a Business Day, the Federal Funds Effective Rate for such day shall be such rate on such transactions on the next preceding Business Day as so published on the next succeeding Business Day, and (b) if no such rate is so published on such next succeeding Business Day, the Federal Funds Effective Rate for such day shall be the average rate (rounded upward, if necessary, to a whole multiple of 1/100 of 1%) charged to the Administrative Agent on such day on such transactions as determined by the Administrative Agent.

“Fees” shall mean all amounts payable pursuant to, or referred to in, Section 4.1.

“Final Date” shall mean the date on which the Revolving Credit Commitments shall have terminated, no Revolving Credit Loans shall be outstanding and the Letters of Credit Outstanding shall have been reduced to zero.

“Fixed Rate Term Loan” shall mean, collectively, the Tranche B-5 Term Loans and any other Class of Term Loans bearing a fixed rate of interest.

“Flood Insurance Laws” means, collectively, (i) the National Flood Insurance Act of 1968 as now or hereafter in effect or any successor statute thereto, (ii) the Flood Disaster Protection Act of 1973 as now or hereafter in effect or any successor statue thereto, (iii) the National Flood Insurance Reform Act of 1994 as now or hereafter in effect or any successor statute thereto and (iv) the Flood Insurance Reform Act of 2004 as now or hereafter in effect or any successor statute thereto.

“Foreign Currency” shall mean Euro.

“Foreign Plan” shall mean any employee benefit plan, program, fund, policy, arrangement or agreement maintained or contributed to by the Borrower or any of its Subsidiaries with respect to employees employed outside the United States.

“Foreign Subsidiary” shall mean each Subsidiary of the Borrower that is not a Domestic Subsidiary.

“Fronting Exposure” means, at any time there is a Defaulting Lender, (a) with respect to the Letter of Credit Issuer, such Defaulting Lender’s Revolving Credit Commitment Percentage of the outstanding Letters of Credit Outstanding other than Letters of Credit Outstanding as to which such Defaulting Lender’s L/C Participation has been reallocated to other Lenders or Cash Collateralized in accordance with the terms hereof, and (b) with respect to the Swingline Lender, such Defaulting Lender’s Revolving Credit Commitment Percentage of Swingline Loans other than Swingline Loans as to which such Defaulting Lender’s participation obligation has been reallocated to other Lenders or Cash Collateralized in accordance with the terms hereof.

“Fronting Fee” shall have the meaning provided in Section 4.1(c).

“FSS Operators” shall mean any person primarily engaged in operating fixed satellites.

“GAAP” shall mean generally accepted accounting principles in the United States of America, as in effect from time to time; provided, however, that if there occurs after the Closing Date any change in GAAP that affects in any respect the calculation of any covenant contained in Section 10 or Section 11 or any financial ratio otherwise used in this Agreement for any purpose, the Lenders and the Borrower shall negotiate in good faith amendments to the provisions of this Agreement that relate to the calculation of such covenant or financial ratio with the intent of having the respective positions of the Lenders and the Borrower after such change in GAAP conform as nearly as possible to their respective positions as of the Closing Date and, until any such amendments have been agreed upon, the covenants in Section 10 and Section 11 and any such financial ratio shall be calculated as if no such change in GAAP has occurred.

“German Pledge Agreement” means the Share Pledge Agreement, to be entered into by the pledgors party thereto and the Collateral Trustee for the benefit of the Secured Parties, substantially in the form of Exhibit F-2 hereto, as the same may be amended, supplemented or otherwise modified from time to time.

“Gibraltar Pledge Agreement” shall mean the Pledge Agreement, dated as of the date hereof, entered into by the pledgors party thereto and the Collateral Trustee for the benefit of the Secured Parties, substantially in the form of Exhibit F-4 hereto, as the same may be amended, supplemented or otherwise modified from time to time.

“Gibraltar Security Agreement” means the Security Agreement, dated as of the date hereof, entered into by the pledgors party thereto and the Collateral Trustee for the benefit of the Secured Parties, substantially in the form of Exhibit G-4 hereto, as the same may be amended, supplemented or otherwise modified from time to time.

“Government Business Subsidiary” shall mean any Restricted Subsidiary of the Borrower, including Intelsat General Corporation and its Subsidiaries for so long as Intelsat General Corporation is a Restricted Subsidiary of the Borrower, that (i) is engaged primarily in the business of providing services to customers similar to the services provided on the Closing Date by Intelsat General Corporation and services or activities that are reasonably similar thereto or a reasonable extension, development or expansion thereof, or is complementary, incidental, ancillary or related thereto and (ii) is subject to the Proxy Agreement or a substantially similar agreement substantially restricting the Borrower’s control of such Restricted Subsidiary.

“Governmental Authority” shall mean the government of the United States or any other nation, or of any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including any supra-national bodies such as the European Union or the European Central Bank).

“Guarantee” shall mean (a)(i) in the case of Holdings, the Holdings Guarantee, and (ii) in the case of any Subsidiary Guarantor, the Subsidiary Guarantee or (b) collectively, the Guarantee made by Holdings under Section 15 in favor of the Secured Parties and the Guarantee made by the Subsidiary Guarantors in favor of the Guaranteed Parties, substantially in the form of Exhibit C, together with each other guarantee and guarantee supplement delivered pursuant to Section 9.11.

“Guarantee and Collateral Exception Amount” shall mean, at any time: (a) $350,000,000 minus (b) the sum of (i) the aggregate amount of Indebtedness incurred or assumed prior to such time and after the Closing Date pursuant to Section 10.1(A)(i) or (A)(j) that is outstanding at such time and that was used to acquire, or was assumed in connection with the acquisition of, capital stock and/or assets in respect of which guarantees, pledges and security have not been given pursuant to Sections 9.11 and 9.12, (ii) the aggregate Incremental Loan Commitments at such time and (iii) any Indebtedness outstanding at such time incurred after the Closing Date by any Restricted Subsidiary that is not a Guarantor; provided that if such amount is a negative number, the Guarantee and Collateral Exception Amount shall be zero.

“Guarantee Obligations” shall mean, as to any Person, any obligation of such Person guaranteeing or intended to guarantee any Indebtedness of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including any obligation of such Person, whether or not contingent, (a) to purchase any such Indebtedness or any property constituting direct or indirect security therefor, (b) to advance or supply funds (i) for the purchase or payment of any such Indebtedness or (ii) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, (c) to purchase property, securities or services primarily for the purpose of assuring the owner of any such Indebtedness of the ability of the primary obligor to make payment of such Indebtedness or (d) otherwise to assure or hold harmless the owner of such Indebtedness against loss in respect thereof; provided, however, that the term “Guarantee Obligations” shall not include endorsements of instruments for deposit or collection in the ordinary course of business or standard contractual indemnities or guarantees (including performance guarantees) that are not direct guarantees of payments of Indebtedness. The amount of any Guarantee Obligation shall be deemed to be an amount equal to the stated or determinable amount of the Indebtedness in respect of which such Guarantee Obligation is made or, if not stated or determinable, the maximum reasonably anticipated liability in respect thereof (assuming such Person is required to perform thereunder) as determined by such Person in good faith.

“Guaranteed Party” shall have the meaning set forth in the Guarantee, substantially in the form of Exhibit C.

“Guarantor” shall mean each of Holdings and each Subsidiary Guarantor.

“Hazardous Materials” shall mean (a) any petroleum or petroleum products, radioactive materials, friable asbestos, urea formaldehyde foam insulation, transformers or other equipment that contain dielectric fluid containing regulated levels of polychlorinated biphenyls, and radon gas; (b) any chemicals, materials or substances defined as or included in the definition of “hazardous substances,” “hazardous waste,” “hazardous materials,” “extremely hazardous waste,” “restricted hazardous waste,” “toxic substances,” “toxic pollutants,” “contaminants” or “pollutants,” or words of similar import, under any applicable Environmental Law; and (c) any other chemical, material or substance, which is prohibited, limited or regulated by any Environmental Law.

“Hedge Agreements” shall mean interest rate swap, cap or collar agreements, interest rate future or option contracts, currency swap agreements, currency future or option contracts, commodity price protection agreements or other commodity price hedging agreements, and other similar agreements entered into by the Borrower or any Restricted Subsidiary that is a Credit Party in the ordinary course of business (and not for speculative purposes) in order to protect the Borrower or any of such Restricted Subsidiaries against fluctuations in interest rates, currency exchange rates or commodity prices.

“Hedge Bank” means any Person that is a counterparty to a Hedge Agreement the obligations under which constitute Obligations.

“Historical Financial Statements” shall mean, as of the Closing Date, the audited financial statements of the Borrower and its Subsidiaries, for the immediately preceding three fiscal years, consisting of balance sheets and the related consolidated statements of income, stockholders’ equity and cash flows for such fiscal years.

“Holdings” shall have the meaning given in the preamble to this Agreement and for all purposes of the Credit Documents shall be deemed to include any Holdings Successor.

“Holdings Guarantee” shall mean the guarantee issued by Holdings pursuant to Section 15.

“Holdings Notes” shall mean (a) all Indebtedness issued or incurred by Holdings and outstanding as of the Amendment No. 6 Effective Date and (b) any Indebtedness which may redeem, refinance or replace such Holdings Notes (including any exchange notes therefor).

~~“Holdings Notes” shall mean the Holdings Senior Notes and the Holdings PIK Notes.~~

~~“Holdings PIK Notes” shall mean Holdings’ $2,427.1 million 11 1/2%/12 1/2% Senior PIK Election Notes due 2017.~~

~~“Holdings Senior Notes” shall mean Holdings’ $2,805.0 million 11 1/4% Senior Notes due 2017.~~

“Holdings Successor” has the meaning set forth in Section 15.11.

“Horizons Entities” shall mean, collectively, Horizons 1 Satellite LLC, Horizons 2 Satellite LLC and any other Subsidiary of the Borrower that is engaged primarily in the business conducted by Horizons 1 Satellite LLC and Horizons 2 Satellite LLC on the Closing Date or services or activities that are reasonably similar thereto or a reasonable extension, development or expansion thereof, or is complementary, incidental, ancillary or related thereto.

“IFRS” means the International Financial Reporting Standards set by the International Accounting Standards Board (or the Financial Accounting Standards Board of the American Institute of Certified Public Accountants or the SEC, as the case may be) or any successor thereto, as in effect from time to time.

“In-Orbit Contingency Protection” shall mean transponder capacity that, in the good faith determination of the Borrower, is available on a contingency basis from the Borrower or its Restricted Subsidiaries, or any Subsidiary of any parent of the Borrower, directly or from another satellite operator pursuant to a contractual arrangement, to accommodate the transfer of traffic representing at least 25% of the revenue-generating capacity with respect to any Satellite (or, if the entire Satellite is not owned by the Borrower or any of its Restricted Subsidiaries, as the case may be, the portion of the Satellite it owns or for which it has risk of loss) that may suffer actual or constructive total loss and that meets or exceeds the contractual performance specifications for the transponders that had been utilized by such traffic; it being understood that the Satellite (or portion, as applicable) shall be deemed to be insured for a percentage of the Satellite’s (or applicable portion’s) net book value for which In-Orbit Contingency Protection is available.

“In-Orbit Insurance” shall mean, with respect to any Satellite (or, if the entire Satellite is not owned by the Borrower or any of its Restricted Subsidiaries, as the case may be, the portion of the Satellite it owns or for which it has risk of loss), insurance (subject to a right of coinsurance in an amount up to $150,000,000) or other contractual arrangement providing for coverage against the risk of loss of or damage to such Satellite (or portion, as applicable) attaching upon the expiration of the launch insurance therefor (or, if launch insurance is not procured, upon the initial completion of in-orbit testing) and attaching, during the commercial in-orbit service of such Satellite (or portion, as applicable), upon the expiration of the immediately preceding corresponding policy or other contractual arrangement, as the case may be, subject to the terms and conditions set forth herein.

“In-Orbit Satellite” shall mean a Satellite owned by the Borrower or any of its Restricted Subsidiaries that has been launched (or, if the entire Satellite is not owned by the Borrower or any of its Restricted Subsidiaries, the portion of the Satellite the Borrower and/or such Restricted Subsidiary owns), excluding any such Satellite that has been decommissioned or that has otherwise suffered a constructive or actual total loss.

“Increased Amount Date” shall have the meaning provided in Section 2.14.

“Incremental Loan Commitments” shall have the meaning provided in Section 2.14.

“Incremental Revolving Credit Commitments” shall have the meaning provided in Section 2.14.

“Incremental Revolving Loan Lender” shall have the meaning provided in Section 2.14.

“Incremental Revolving Loans” shall have the meaning provided in Section 2.14.

“Incremental Tranche B Term Loan Commitments” shall have the meaning provided in Section 2.14.

“Incremental Tranche B Term Loan Lender” shall have the meaning provided in Section 2.14.

“Incremental Tranche B Term Loan Maturity Date” shall mean the date on which an Incremental Tranche B Term Loan matures.

“Incremental Tranche B Term Loans” shall have the meaning provided in Section 2.14.

“Indebtedness” of any Person shall mean, without duplication, (A) all indebtedness of such Person for borrowed money, (B) the deferred purchase price of assets or services that in accordance with GAAP would be included as liabilities in the balance sheet of such Person but excluding deferred rent to the extent not capitalized in accordance with GAAP, (C) the face amount of all letters of credit issued for the account of such Person and, without duplication, all drafts drawn thereunder, (D) all Indebtedness of a second Person secured by any Lien on any property owned by such first Person, whether or not such Indebtedness has been assumed, (E) all Disqualified Preferred Stock of such Person, (F) all obligations of such Person under interest rate swap, cap or collar agreements, interest rate future or option contracts, currency swap agreements, currency future or option contracts, commodity price protection agreements or other commodity price hedging agreements and other similar agreements, (G) without duplication, all Guarantee Obligations of such Person, (H) purchase price adjustments (that are in the nature of earn outs or similar deferred purchase price mechanisms not described in clause (iv) of the proviso to this definition) in connection with acquisitions or sales of assets and/or businesses effected in accordance with the requirements of this Agreement, (I) to the extent not otherwise included, with respect to the Borrower and its Restricted Subsidiaries, the amount then outstanding (i.e., received by, and available for use by, the Borrower or any of its Restricted Subsidiaries) under any Receivables Financing (as set forth in the books and records of Borrower or any of its Restricted Subsidiaries and confirmed by the agent, trustee or other representative of the institution or group providing such Receivables Financing) and (J) all obligations of such Person in respect of Disqualified Preferred Stock; provided that Indebtedness shall not include (i) trade payables and accrued expenses, in each case payable directly or through a bank clearing arrangement and arising in the ordinary course of business, (ii) obligations under Satellite Purchase Agreements, launch service agreements, in each case, not overdue by more than 90 days, (iii) deferred or prepaid revenue, (iv) purchase price holdbacks in respect of a portion of the purchase price of an asset to satisfy warranty or other unperformed obligations of the respective seller and (v) obligations to make payments to one or more insurers under satellite insurance policies or post-closing working capital adjustments in respect of premiums or the requirement to remit to such insurer(s) a portion of the future revenues generated by a Satellite which has been declared a constructive total loss, in each case in accordance with the terms of the insurance policies relating thereto. Notwithstanding the foregoing, (i) Indebtedness shall not include, and shall be calculated without giving effect to, the effects of the Financial Accounting Standards Board Accounting Standards Codification 815 and related interpretations to the extent such effects would otherwise increase or decrease an amount of Indebtedness for any purpose under this Agreement as a result of accounting for any embedded derivatives created by the terms of such Indebtedness; and any such amounts that would have constituted Indebtedness under this Agreement but for the application of this sentence shall not be deemed an incurrence of Indebtedness under this Agreement and (ii) the amount of any Indebtedness that is non-recourse to the cash flows or assets of the Borrower and its Restricted Subsidiaries (other than the assets securing such Indebtedness and proceeds thereof) shall be deemed to be the lesser of the face amount of such Indebtedness and the fair market value of the collateral securing such Indebtedness.

“Indemnified Taxes” shall mean all Taxes (other than Excluded Taxes).

“Intelsat Corp” shall mean Intelsat US LLC, a Delaware limited liability company (formally known as Intelsat Corporation, a Delaware corporation).

“Intelsat Corp Credit Agreement” shall mean the Credit Agreement, dated as of August 20, 2004, among Intelsat Corp, Credit Suisse, Cayman Islands Branch, as administrative agent, and the other agents and lenders party thereto from time to time, as amended, restated, supplemented or otherwise modified prior to the Closing Date.

“Intelsat Intermediate Holdco” shall mean Intelsat Intermediate Holding Company S.A., a société anonyme existing under the laws of Luxembourg.

“Intelsat S.A. ~~6 1/2%~~ Notes” shall mean (a) all Indebtedness issued or incurred by Intelsat S.A.~~’s $353.6 million 6 1/2% Senior Notes due 2013.~~ and outstanding as of ~~“Intelsat S.A. 7 5/8% Notes” shall mean Intelsat S.A.’s $485.5 million 7 5/8% Senior Notes due 2012. “~~the Amendment No. 6 Effective Date and (b) any Indebtedness which may redeem, refinance or replace such Intelsat S.A. Notes~~” shall mean the Intelsat S.A. 6 1/2% Notes and the Intelsat S.A. 7 5/8% Notes~~ (including any exchange notes therefor).

“Intelsat Sub Holdco” shall mean Intelsat Subsidiary Holding Company S.A., a société anonyme existing under the laws of Luxembourg.

“Intelsat Sub Holdco Credit Agreement” shall mean the Credit Agreement, dated as of July 3, 2006, among Intelsat Sub Holdco, Intelsat Intermediate Holdco, Credit Suisse, Cayman Islands Branch, as administrative agent, and the other agents and lenders party thereto from time to time, as amended, restated, supplemented or otherwise modified prior to the Closing Date.

“Intercompany Subordination Agreement” shall have the meaning provided in Section 9.12(c).

“Interest Period” shall mean, with respect to any Term Loan or Revolving Credit Loan, the interest period applicable thereto, as determined pursuant to Section 2.9.

“Investment” shall mean, for any Person: (a) the acquisition (whether for cash, property, services or securities or otherwise) of capital stock, bonds, notes, debentures, partnership or other ownership interests or other securities of any other Person (including any “short sale” or any sale of any securities at a time when such securities are not owned by the Person entering into such sale); (b) the making of any deposit with (other than demand deposits with commercial banks made in the ordinary course of business), or advance, loan or other extension of credit to, any other Person (including the purchase of property from another Person subject to an understanding or agreement, contingent or otherwise, to resell such property to such Person), but excluding any such advance, loan or extension of credit having a term not exceeding 364 days arising in the ordinary course of business and excluding also any Investment in leases entered into in the ordinary course of business; or (c) the entering into of any guarantee of, or other contingent obligation with respect to, Indebtedness or other monetary liability of any other Person.

“ISP” means, with respect to any Letter of Credit, the “International Standby Practices 1998” published by the Institute of International Banking Law & Practice, Inc. (or such later version thereof as may be in effect at the time of issuance).

“Issuer Documents” means with respect to any Letter of Credit, the Letter of Credit Request, and any other document, agreement and instrument entered into by the Letter of Credit Issuer and the Borrower (or any Subsidiary) or in favor of the Letter of Credit Issuer and relating to such Letter of Credit.

“Joinder Agreement” shall mean an agreement substantially in the form of Exhibit L hereto.

“Joint Bookrunners” shall mean Bank of America, N.A., Credit Suisse Securities (USA) LLC, J.P. Morgan Securities LLC, Barclays Capital, the investment banking division of Barclays Bank PLC., Deutsche Bank Securities Inc., Morgan Stanley Senior Funding, Inc. and UBS Securities LLC.

“Joint Lead Arrangers” shall mean Bank of America, N.A., Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC and the Amendment No. 3 Arrangers.

“Joint Ventures” shall mean any Person in which the Borrower or a Restricted Subsidiary maintains an equity investment (including those formed for the purpose of selling or leasing transponders or transponder capacity to third party customers in the ordinary course of business of the Borrower and its Restricted Subsidiaries), but which is not a Subsidiary of the Borrower.

“Judgment Currency” shall have the meaning provided in Section 14.19(b).

“L/C Maturity Date” shall mean the date that is three Business Days prior to the Revolving Credit Maturity Date.

“L/C Participant” shall have the meaning provided in Section 3.3(a).

“L/C Participation” shall have the meaning provided in Section 3.3(a).

“Lender” shall have the meaning provided in the preamble to this Agreement.

“Letter of Credit” shall have the meaning provided in Section 3.1(a).

“Letter of Credit Commitment” shall mean $350,000,000, as the same may be reduced from time to time pursuant to Section 3.1.

“Letter of Credit Exposure” shall mean, with respect to any Lender, at any time, the sum of (a) the amount of any Unpaid Drawings in respect of which such Lender has made (or is required to have made) payments to the Letter of Credit Issuer pursuant to Section 3.4(a) at such time and (b) such Lender’s Revolving Credit Commitment Percentage of the Letters of Credit Outstanding at such time (excluding the portion thereof consisting of Unpaid Drawings in respect of which the Lenders have made (or are required to have made) payments to the Letter of Credit Issuer pursuant to Section 3.4(a)).

“Letter of Credit Fee” shall have the meaning provided in Section 4.1(b).

“Letter of Credit Issuer” shall mean (i) Bank of America with respect to Letters of Credit, (ii) Credit Suisse AG, Cayman Islands Branch with respect to Existing Letters of Credit and (iii) any consenting Lender having a Revolving Credit Commitment selected by the Borrower and reasonably acceptable to the Administrative Agent, and any of their Affiliates or any successors pursuant to Section 3.6, and shall mean such Letter of Credit Issuers collectively, as the context may require. Each Letter of Credit Issuer may, in its discretion, arrange for one or more Letters of Credit to be issued by Affiliates of such Letter of Credit Issuer, and in each such case the term “Letter of Credit Issuer” shall include any such Affiliate with respect to Letters of Credit issued by such Affiliate. References herein and in the other Credit Documents to the Letter of Credit Issuer shall be deemed to refer to the Letter of Credit Issuer in respect of the applicable Letter of Credit or to all Letter of Credit Issuers, as the context requires.

“Letter of Credit Request” shall have the meaning provided in Section 3.2(a).

“Letters of Credit Outstanding” shall mean, as at any date of determination, the aggregate amount available to be drawn under all outstanding Letters of Credit plus the aggregate of all Unpaid Drawings. For purposes of computing the amount available to be drawn under any Letter of Credit, the amount of such Letter of Credit shall be determined in accordance with Section 1.3. For all purposes of this Agreement, if on any date of determination a Letter of Credit has expired by its terms but any amount may still be drawn thereunder by reason of the operation of Rule 3.14 of the ISP, such Letter of Credit shall be deemed to be “outstanding” in the amount so remaining available to be drawn.

“LIBOR Loan” shall mean any LIBOR Term Loan or LIBOR Revolving Credit Loan. “LIBOR Rate” shall mean:

(a) for any Interest Period with respect to a LIBOR Loan, the rate per annum equal to (i) the British Bankers Association LIBOR Rate (“BBA LIBOR”), as published by Reuters (or such other commercially available source providing quotations of BBA LIBOR as may be designated by the Administrative Agent from time to time) at approximately 11:00 a.m., London time, two London Banking Days prior to the commencement of such Interest Period, for Dollar deposits (for delivery on the first day of such Interest Period) with a term equivalent to such Interest Period or (ii) if such rate is not available at such time for any reason, then the “LIBOR Rate” for such Interest Period shall be the rate per annum determined by the Administrative Agent to be the rate at which deposits in Dollars for delivery on the first day of such Interest Period in same day funds in the approximate amount of the LIBOR Loan being made, continued or converted by Bank of America and with a term equivalent to such Interest Period would be offered by Bank of America’s London Branch to major banks in the London interbank eurodollar market at their request at approximately 11:00 a.m. (London time) two London Banking Days prior to the commencement of such Interest Period; and

(b) for any interest calculation with respect to an ABR Loan on any date, the rate per annum equal to (i) BBA LIBOR, at approximately 11:00 a.m., London time determined two London Banking Days prior to such date for Dollar deposits being delivered in the London interbank market for a term of one month commencing that day or (ii) if such published rate is not available at such time for any reason, the rate per annum determined by the Administrative Agent to be the rate at which deposits in Dollars for delivery on the date of determination in same day funds in the approximate amount of the ABR Loan being made or maintained and with a term equal to one month would be offered by Bank of America’s London Branch to major banks in the London interbank Eurodollar market at their request at the date and time of determination;

provided that the LIBOR Rate shall not be less than ~~(i) 1.25% per annum with respect to the Tranche R-1 Revolving Credit Loans and the Tranche B-1 Term Loans and (ii)~~ 1.00% per annum with respect to ~~the Tranche R-2 Revolving Credit Loans, the Tranche B-2 Term Loans,~~ the Tranche B-3 Term Loans and the Tranche B-4 Term Loans.

“LIBOR Revolving Credit Loan” shall mean any Revolving Credit Loan bearing interest at a rate determined by reference to the LIBOR Rate.

“LIBOR Term Loan” shall mean any Term Loan bearing interest at a rate determined by reference to the LIBOR Rate.

“License Subsidiary” shall mean Intelsat North America LLC., a Delaware limited liability company, and any other Wholly Owned Subsidiary formed for the purpose of holding Subject Licenses to be used by the Borrower or any of its Restricted Subsidiaries in the operation of their respective businesses and all of the shares of capital stock and other ownership interests of which are held by a Subsidiary Guarantor.

“Lien” shall mean any mortgage, pledge, security interest, hypothecation, conditional or security assignment, lien (statutory or other) or similar encumbrance (including any currently effective agreement to give any of the foregoing, any conditional sale or other title retention agreement or any lease in the nature thereof).

“Loan” shall mean any Revolving Credit Loan, Swingline Loan, Term Loan, Incremental Revolving Loan or Incremental Tranche B Term Loan made by any Lender hereunder.

“London Banking Day” means any day on which dealings in Dollar deposits are conducted by and between banks in the London interbank eurodollar market.

“Lux Co” shall mean Intelsat (Luxembourg) S.A., a société anonyme existing under the laws of Luxembourg.

“Lux Notes” shall mean (a) all Indebtedness issued or incurred by Lux Co and outstanding as of the Amendment No. 6 Effective Date and (b) any Indebtedness which may redeem, refinance or replace such Lux Notes (including any exchange notes therefor).

“Luxembourg Claims Pledge Agreement” shall mean the Claims Pledge substantially in the form of Exhibit G-1, dated the date hereof between the pledgors party thereto and the Collateral Trustee, as amended, supplemented or otherwise modified from time to time.

“Luxembourg Share Pledge Agreement” shall mean the charge over shares dated the date hereof between Holdings and the Collateral Trustee for the benefit of the Secured Parties, substantially in the form of Exhibit F-1, as the same may be amended, supplemented or otherwise modified from time to time.

“Management Investors” shall mean directors and/or members of senior management of Intelsat Holdings S.A., any Subsidiaries of Intelsat Holdings S.A. and any parent company of Intelsat Holdings S.A., or any of their respective spouses, direct lineal descendants, heirs or trusts for the benefit of any of the foregoing.

“Mandatory Borrowing” shall have the meaning provided in Section 2.1(d).

“Master Intercompany Services Agreement” shall mean the Amended and Restated Master Intercompany Services Agreement, among Intelsat Holdings S.A., Holdings, the Borrower and various of their Affiliates, as amended, supplemented or otherwise modified from time to time.

“Material Acquisition” shall mean any acquisition by the Borrower or any of the Restricted Subsidiaries that would require the filing of any financial statements of the acquired business pursuant to Rule 3-05 of Regulation S-X under the Securities Act of 1933.

“Material Adverse Change” shall mean any event or circumstance which has resulted or is reasonably likely to result in a material adverse change in the business, assets, operations, properties or financial condition of the Borrower and its Subsidiaries, taken as a whole or that would materially adversely affect the ability of the Borrower and the other Credit Parties, taken as a whole, to perform their obligations under this Agreement or any of the other Credit Documents.

“Material Adverse Effect” shall mean a circumstance or condition affecting the business, assets, operations, properties or financial condition of the Borrower and the Subsidiaries, taken as a whole, that would materially adversely affect (a) the ability of the Borrower and the other Credit Parties, taken as a whole, to perform their obligations under this Agreement or any of the other Credit Documents or (b) the rights and remedies of the Administrative Agent and the Lenders under this Agreement or any of the other Credit Documents; provided that the Transactions shall not, in and of themselves or in the aggregate, constitute a Material Adverse Effect.

“Material Subsidiary” shall mean, at any date of determination, (1) each License Subsidiary, (2) each Subsidiary Guarantor set forth on Schedule 1.1(b) and (3) each Restricted Subsidiary of the Borrower (a) whose total assets at the last day of the Test Period ending on the last day of the most recent fiscal period for which Section

9.1 Financials have been delivered were equal to or greater than 5% of the consolidated total assets of the Borrower and the Restricted Subsidiaries at such date, (b) whose gross revenues for such Test Period were equal to or greater than 5% of the consolidated gross revenues of the Borrower and the Restricted Subsidiaries for such period, in each case determined in accordance with GAAP or (c) who guarantees the Senior Notes or the Holdings Notes; provided that (i) Government Business Subsidiaries and their respective Subsidiaries shall be deemed not to be a Material Subsidiary and (ii) subject to Section 9.20(b), the Polish Subsidiary.

“Maturity Date” shall mean the Tranche B-~~1 Term Loan Maturity Date, the Tranche B-2 Term Loan Maturity Date, the Tranche B-~~3 Term Loan Maturity Date, the Tranche B-4 Term Loan Maturity Date, the Tranche B-5 Term Loan Maturity Date~~,~~ or the Incremental Tranche B Term Loan Maturity Date~~, the Tranche R-1 Revolving Credit Maturity Date or the Tranche R-2 Revolving Credit Maturity Date~~.

“Measurement Period” shall mean the period from and including October 1, 2010 to the end of the Borrower’s most recently ended fiscal quarter for which internal financial statements are available.

“Minimum Borrowing Amount” shall mean (a) with respect to a Borrowing of Term Loans or Revolving Credit Loans, $1,000,000, and (b) with respect to a Borrowing of Swingline Loans, $100,000.

“Minority Investment” shall mean any Person (other than a Subsidiary) in which the Borrower or any Restricted Subsidiary owns capital stock or other equity interests.

“Moody’s” shall mean Moody’s Investors Service, Inc. or any successor by merger or consolidation to its business.

“Mortgage” shall mean a mortgage, deed of trust, deed to secure debt, assignment of leases and rents, security agreement and financing statement or other security document entered into by the owner of a Mortgaged Property and the Collateral Trustee for the benefit of the Secured Parties in respect of that Mortgaged Property, in form and substance satisfactory to the Administrative Agent.

“Mortgaged Property” shall mean each parcel of real property and improvements thereto with respect to which a Mortgage is granted pursuant to Section 9.15.

“Net Cash Proceeds” shall mean, with respect to any Prepayment Event, (a) the gross cash proceeds (including payments from time to time in respect of installment obligations, if applicable) received by or on behalf of the Borrower or any of the Restricted Subsidiaries in respect of such Prepayment Event, less (b) the sum of:

(i) in the case of any Prepayment Event, the amount, if any, of all taxes paid or estimated to be payable by the Borrower or any of the Restricted Subsidiaries in connection with or as a result of such Prepayment Event,

(ii) in the case of any Prepayment Event, the amount of any reasonable reserve (other than any taxes deducted pursuant to clause (i) above) and only for a period not to exceed one year; provided that in the event such amount of proceeds so reserved exceeds $500,000, the Borrower shall deliver to the Lenders the certificate of an Authorized Officer as to the reasonableness of such determination) established in good faith against any liabilities (x) associated with the assets that are the subject of such Prepayment Event and (y) retained by the Borrower or any of the Restricted Subsidiaries; provided that the amount of any subsequent reduction of such reserve (other than in connection with a payment in respect of any such liability) shall be deemed to be Net Cash Proceeds of such a Prepayment Event occurring on the date of such reduction,

(iii) in the case of any Prepayment Event, the amount of any Indebtedness secured by a Lien on the assets that are the subject of such Prepayment Event to the extent that the instrument creating or evidencing such Indebtedness or any agreement relating to such Prepayment Event requires that such Indebtedness be repaid upon consummation of such Prepayment Event and payments of liabilities relating to such assets which are retained by the Borrower or any Restricted Subsidiary,

(iv) in the case of any Asset Sale Prepayment Event (other than a transaction permitted by Section 10.4(e)), Casualty Event or Permitted Sale Leaseback, the amount of any proceeds of such Prepayment Event that the Borrower or any Subsidiary has reinvested (or intends to reinvest within the Reinvestment Period or has entered into a binding commitment prior to the last day of the Reinvestment Period to reinvest) in the business of the Borrower or any of the Restricted Subsidiaries (subject to Section 9.14), including by way of Permitted Acquisitions and by purchase of Minority Investments or interests in Joint Ventures (subject to Section 10.5); provided that any portion of such proceeds that has not been so reinvested within such Reinvestment Period shall, unless the Borrower or a Subsidiary has entered into a binding commitment prior to the last day of such Reinvestment Period to reinvest such proceeds, (x) be deemed to be Net Cash Proceeds of an Asset Sale Prepayment Event, Casualty Event or Permitted Sale Leaseback occurring on the last day of such Reinvestment Period and (y) be applied to the repayment of Term Loans in accordance with Section 5.2(a), and

(v) in the case of any Prepayment Event, reasonable and customary fees, commissions, expenses, issuance costs, discounts, premiums, consent payments and redemption, tender offer, defeasance and other costs paid by the Borrower or any of the Restricted Subsidiaries, as applicable, in connection with such Prepayment Event (other than those payable to the Borrower or any Subsidiary of the Borrower), in each case only to the extent not already deducted in arriving at the amount referred to in clause (a) above.

Net Cash Proceeds shall not include (i) any trade-in-credits or purchase price reductions received by the Borrower or any of its Restricted Subsidiaries in connection with an exchange of equipment for replacement equipment that is the functional equivalent of such exchanged equipment, (ii) proceeds from business interruption insurance, third party liability insurance, rent insurance and other payments, in each case, for interruption of operations or (iii) the first $200,000,000 in Net Cash Proceeds from Asset Sale Prepayment Events since the Closing Date.

“Non-Consenting Lender” shall have the meaning provided in Section 14.7(b).

“Non-Defaulting Lender” shall mean and include each Lender other than a Defaulting Lender.

“Notice of Borrowing” shall have the meaning provided in Section 2.3(a), such notice shall be substantially in the form of Exhibit A-1 or Exhibit A-2 hereto, as applicable.

“Notice of Conversion or Continuation” shall have the meaning provided in Section 2.6(a).

“Notice of Intent to Cure” shall have the meaning provided in Section 9.1(d).

“Obligations” shall mean the Credit Agreement Obligations and the collective reference to the “Obligations” and/or “Secured Obligations” (or any terms of similar import) as defined in the various Security Documents.

“Offered Amount” has the meaning specified in Section 5.1(c).

“OID” has the meaning specified in Section 2.14.

“Other Taxes” shall mean any and all present or future stamp, documentary or any other excise, any value-added tax, property or similar Taxes (including interest, fines, penalties, additions to tax and related expenses with regard thereto) arising directly from any payment made or required to be made under this Agreement or any other Credit Document or from the execution or delivery of, registration or enforcement of, consummation or administration of, or otherwise with respect to, this Agreement or any other Credit Document.

“Participant” shall have the meaning provided in Section 14.6(c)(i).

“Payment Office” shall mean the office of the Administrative Agent located at 101 N. Tryon Street, Charlotte, NC 28255-0001 or such other office as the Administrative Agent may designate to the Borrower and the Lenders from time to time.

“PBGC” shall mean the Pension Benefit Guaranty Corporation established pursuant to Section 4002 of ERISA, or any successor thereto.

“Perfection Certificate” shall mean a certificate of the Borrower in the form of Exhibit E hereto or any other form approved by the Administrative Agent.

“Permitted Acquisition” shall mean the acquisition, by merger or otherwise, by the Borrower or any of the Restricted Subsidiaries of assets or capital stock or other equity interests, so long as (a) such acquisition and all transactions related thereto shall be consummated in accordance with applicable law; (b) such acquisition shall result in the issuer of such capital stock or other equity interests becoming a Restricted Subsidiary and a Subsidiary Guarantor, to the extent required by Section 9.11; (c) such acquisition shall result in the Administrative Agent, for the benefit of the applicable Lenders, being granted a security interest in any capital stock or any assets so acquired, to the extent required by Sections 9.11, 9.12 and/or 9.15; (d) after giving effect to such acquisition, no Default or Event of Default shall have occurred and be continuing; and (e) the Borrower shall be in compliance, on a pro forma basis after giving effect to such acquisition (including any Indebtedness assumed or permitted to exist or incurred pursuant to Sections 10.1(A)(i) and 10.1(A)(j), respectively, and any related Pro Forma Adjustment), with the ~~covenants~~covenant set forth in Section 11, as such covenants are recomputed as at the last day of the most recently ended Test Period under such Section as if such acquisition had occurred on the first day of such Test Period.

“Permitted Additional Notes” shall mean senior or senior subordinated notes, issued by the Borrower, (a) the terms of which (i) do not provide for any scheduled repayment, mandatory redemption or sinking fund obligation prior to the date on which the final maturity of the 8 ~~1/2~~1⁄2% Senior Notes occurs (as in effect on the Closing Date) (other than customary offers to purchase upon a change of control, asset sale or event of loss and customary acceleration rights after an event of default) and (ii) to the extent senior subordinated notes, provide for customary subordination to the Obligations under the Credit Documents, (b) the covenants, events of default, Subsidiary guarantees and other terms of which (other than interest rate and redemption premiums), taken as a whole, are not more restrictive to the Borrower and the Subsidiaries than those in the ~~7 1/4%~~ Senior Notes ~~Indenture~~Indentures and (c) of which no Subsidiary of the Borrower (other than a Guarantor) is an obligor under such notes that is not an obligor under the ~~7 1/4%~~ Senior Notes.

“Permitted Business” shall have the meaning provided in Section 9.14(a).

“Permitted Equity Issuance” means any sale or issuance of any Equity Interests of the Borrower to the extent permitted hereunder.

“Permitted Holders” shall mean (i) the Sponsors, (ii) the Management Investors, (iii) any FSS Operator; provided that, in the case of this clause (iii), (a) a Rating Decline shall not have occurred in connection with the transaction (including any incurrence of indebtedness used to finance the acquisition thereof) involving such FSS Operator that causes a Change of Control to occur and (b) immediately after giving pro forma effect to the transaction (including any incurrence of indebtedness used to finance the acquisition thereof) involving such FSS Operator that causes a Change of Control to occur, the Consolidated Secured Debt to Consolidated EBITDA Ratio of the Borrower and its Restricted Subsidiaries and the Consolidated Total Debt to Consolidated EBITDA Ratio of the Borrower and its Restricted Subsidiaries shall not be greater than immediately prior to such transaction and (iv) any group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), the members of which include any of the Permitted Holders specified in clauses (i), (ii) and/or (iii) above, that (directly or indirectly) holds or acquires beneficial ownership of the Voting Stock of the Borrower or any parent of the Borrower (a “Permitted Holder Group”), so long as no Person or other “group” (other than Permitted Holders specified in clauses (i) through (iii) above) beneficially owns more than 50% on a fully diluted basis of the Voting Stock held by such Permitted Holder Group.

“Permitted Investments” shall mean:

(a) securities issued or unconditionally guaranteed by the United States government or any agency or instrumentality thereof, in each case having maturities of not more than 24 months from the date of acquisition thereof;

(b) securities issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof or any political subdivision of any such state or any public instrumentality thereof having maturities of not more than 24 months from the date of acquisition thereof and, at the time of acquisition, having an investment grade rating generally obtainable from either S&P or Moody’s (or, if at any time neither S&P nor Moody’s shall be rating such obligations, then from another nationally recognized rating service);

(c) commercial paper issued by any Lender or any bank holding company owning any Lender;

(d) commercial paper maturing no more than 12 months after the date of creation thereof and, at the time of acquisition, having a rating of at least A-2 or P-2 from either S&P or Moody’s (or, if at any time neither S&P nor Moody’s shall be rating such obligations, an equivalent rating from another nationally recognized rating service);

(e) domestic and LIBOR certificates of deposit or bankers’ acceptances maturing no more than two years after the date of acquisition thereof issued by any Lender or any other bank having combined capital and surplus of not less than $250,000,000 in the case of domestic banks and $100,000,000 (or the Dollar Equivalent thereof) in the case of foreign banks;

(f) repurchase agreements with a term of not more than 30 days for underlying securities of the type described in clauses (a), (b) and (e) above entered into with any bank meeting the qualifications specified in clause (e) above or securities dealers of recognized national standing;

(g) marketable short-term money market and similar funds (x) either having assets in excess of $250,000,000 or (y) having a rating of at least A-2 or P-2 from either S&P or Moody’s (or, if at any time neither S&P nor Moody’s shall be rating such obligations, an equivalent rating from another nationally recognized rating service);

(h) shares of investment companies that are registered under the Investment Company Act of 1940 and substantially all the investments of which are one or more of the types of securities described in clauses (a) through (g) above; and

(i) in the case of Investments by the Borrower or any Restricted Foreign Subsidiary or Investments made in a country outside the United States of America, other customarily utilized high-quality Investments in the country where such Restricted Foreign Subsidiary is located or in which such Investment is made.

“Permitted Liens” shall mean:

(a) Liens for taxes, assessments or governmental charges or claims not yet due or which are being contested in good faith and by appropriate proceedings for which appropriate reserves have been established in accordance with GAAP;

(b) Liens in respect of property or assets of the Borrower or any of the Subsidiaries imposed by law, such as carriers’, warehousemen’s, repairmen’s, bankers’, landlords’ and mechanics’ Liens and other similar Liens, in each case so long as such Liens arise in the ordinary course of business and do not individually or in the aggregate have a Material Adverse Effect;

(c) Liens arising from judgments or decrees in circumstances not constituting an Event of Default under Section 12.11;

(d) Liens incurred or deposits made in connection with workers’ compensation, unemployment insurance and other types of social security legislation, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return-of-money bonds and other similar obligations incurred in the ordinary course of business;

(e) ground leases in respect of real property on which facilities owned or leased by the Borrower or any of its Subsidiaries are located;

(f) easements, rights-of-way, restrictions, minor defects or irregularities in title, violations of zoning or other municipal ordinances, and other similar charges or encumbrances not interfering in any material respect with the business of the Borrower and its Subsidiaries, taken as a whole;

(g) any interest or title of a lessor or secured by a lessor’s interest under any lease permitted by this Agreement;

(h) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods;

(i) Liens on goods the purchase price of which is financed by a documentary letter of credit issued for the account of the Borrower or any of its Subsidiaries; provided that such Lien secures only the obligations of the Borrower or such Subsidiaries in respect of such letter of credit to the extent permitted under Section 10.1;

(j) licenses, sublicenses, leases or subleases granted to others not interfering in any material respect with the business of the Borrower and its Subsidiaries, taken as a whole;

(k) Liens on equipment of the Borrower or any Subsidiary granted in the ordinary course of business to customers at whose premises such equipment is located; ~~and~~

(l) Liens created in the ordinary course of business in favor of banks and other financial institutions over credit balances of any bank accounts of the Borrower and the Restricted Subsidiaries held at such banks or financial institutions, as the case may be, to facilitate the operation of cash pooling and/or interest set-off arrangements in respect of such bank accounts in the ordinary course of business~~.~~; and

(m) (i) any agreement not to use all or any portion of C-band or any other restrictions on the use of C-band (including any agreement to impose restrictions) and (ii) any escrow arrangements entered into in connection with the foregoing.

“Permitted Refinancing Indebtedness” shall mean any Indebtedness issued in exchange for, or the net proceeds of which are used to extend, refinance, renew, replace, defease or refund (collectively, to “Refinance”), the Indebtedness being Refinanced (or previous refinancing thereof constituting Permitted Refinancing Indebtedness); provided that (a) the principal amount (or accreted value, if applicable) of such Permitted Refinancing Indebtedness does not exceed the principal amount (or accreted value, if applicable) of the Indebtedness so Refinanced (plus unpaid accrued interest and premium thereon and reasonable fees and expenses payable in connection with such refinancing), (b) the weighted average life to maturity of such Permitted Refinancing Indebtedness at the time such Refinancing Indebtedness is incurred or issued is greater than or equal to the lesser of (i) the weighted average life to maturity at such time of the Indebtedness being Refinanced and (ii) the weighted average life to maturity that would result if all payments of principal on the Indebtedness being refinanced that would have been due on or after ~~the date that is 91 days following the Tranche B-2 Term Loan Maturity Date~~September 29, 2019 were instead due on ~~such date 91 days following the Tranche B-2 Term Loan Maturity Date,~~September 29, 2019, (c) if the Indebtedness being Refinanced is subordinated in right of payment to the Obligations, such Permitted Refinancing Indebtedness shall be subordinated in right of payment to such Obligations on terms at least as favorable to the Lenders as those contained in the documentation governing the Indebtedness being Refinanced, (d) no Permitted Refinancing Indebtedness shall have additional obligors, or greater guarantees or security, than the Indebtedness being Refinanced, except to the extent otherwise permitted hereunder and (e) if the Indebtedness being Refinanced is secured by any assets securing the Obligations (whether equally and ratably with, or junior to, the Secured Parties or otherwise), such Permitted Refinancing Indebtedness may be secured only by such collateral on terms no less favorable to the Secured Parties than those contained in the documentation governing the Indebtedness being Refinanced; provided that Indebtedness incurred to refinance Indebtedness outstanding under Sections 10.1(A)(f), (g), (q), (s), (t), (u) and (v) shall be deemed to have been incurred and to be outstanding under such clauses (f), (g), (q), (s), (t), (u) or (v), as applicable, and not Section 10.1(A)(w) for purposes of determining amounts outstanding under such Sections 10.1(A)(f), (g), (q), (s), (t), (u) and (v).

“Permitted Sale Leaseback” shall mean any Sale Leaseback consummated by the Borrower or any of the Restricted Subsidiaries after the Closing Date; provided that any such Sale Leaseback (other than any Sale Leaseback that is between the Borrower and any Guarantor or any Guarantor and another Guarantor) is consummated for fair value as determined at the time of consummation in good faith by the Borrower and, in the case of any Sale Leaseback (or series of related Sale Leasebacks) the aggregate proceeds of which exceed $20,000,000, the board of directors of the Borrower (which such determination may take into account any retained interest or other Investment of the Borrower or such Restricted Subsidiary in connection with, and any other material economic terms of, such Sale Leaseback).

“Person” shall mean any individual, partnership, joint venture, firm, corporation, limited liability company, association, trust or other enterprise or any Governmental Authority.

“Plan” shall mean any multiemployer or single-employer plan, as defined in Section 4001 of ERISA and subject to Title IV of ERISA, that is or was within any of the preceding six plan years maintained or contributed to by (or to which there is or was an obligation to contribute or to make payments to) the Borrower, a Subsidiary or an ERISA Affiliate.

“Platform” shall have the meaning provided in Section 14.17(b).

“Pledge Agreements” shall mean the Luxembourg Share Pledge Agreement, the German Pledge Agreement, the U.K. Pledge Agreement and the Gibraltar Pledge Agreement.

“Polish Subsidiary” shall mean Intelsat (Poland) Sp. Z o.o.

“Prepayment Event” shall mean any Asset Sale Prepayment Event, Debt Incurrence Prepayment Event, Casualty Event or any Permitted Sale Leaseback, in each case other than any of the Transactions; provided that with respect to the Specified Sale Leaseback, only the Net Cash Proceeds in excess of $250,000,000 from such Prepayment Event shall constitute “Net Cash Proceeds” for purposes of Section 5.2.

“Private Act” shall mean separate legislation enacted in Bermuda with the intention that such legislation apply specifically to a Credit Party, in whole or in part.

“Pro Forma Adjustment” shall mean, for any Test Period that includes any of the six consecutive fiscal quarters first ending following any Permitted Acquisition, with respect to the Acquired EBITDA of the applicable Acquired Entity or Business or the Consolidated EBITDA of the Borrower affected by such acquisition, the pro forma increase or decrease in such Acquired EBITDA or such Consolidated EBITDA, as the case may be, projected by the Borrower in good faith as a result of reasonably identifiable and factually supportable net cost savings or additional net costs, as the case may be, realizable during such period by combining the operations of such Acquired Entity or Business with the operations of the Borrower and its Subsidiaries; provided that so long as such net cost savings or additional net costs will be realizable at any time during such six-quarter period, it may be assumed, for purposes of projecting such pro forma increase or decrease to such Acquired EBITDA or such Consolidated EBITDA, as the case may be, that such net cost savings or additional net costs will be realizable during the entire such period; provided further that any such pro forma increase or decrease to such Acquired EBITDA or such Consolidated EBITDA, as the case may be, shall be without duplication for net cost savings or additional net costs actually realized during such period and already included in such Acquired EBITDA or such Consolidated EBITDA, as the case may be. Without duplication of adjustments provided above, in case of any Permitted Acquisition consummated after the first day of the relevant period being tested, the Pro Forma Adjustment shall give effect to the termination or replacement of operating leases with Capitalized Lease Obligations or other Indebtedness, and to any replacement of Capitalized Lease Obligations or other Indebtedness with operating leases, in each case effected at the time of the consummation of such Permitted Acquisition or thereafter, in each case if effected after the first day of the period being tested and prior to the date the respective determination is being made, as if such termination or replacement had occurred on the first day of the relevant period.

“Pro Forma Adjustment Certificate” shall mean any certificate of an Authorized Officer of the Borrower delivered pursuant to Section 9.1(h) or setting forth the information described in clause (iv) to Section 9.1(d).

“Proxy Agreement” shall have the meaning provided in Section 9.19.

“PTE” shall mean a prohibited transaction class exemption issued by the U.S. Department of Labor, as any such exemption may be amended from time to time.

“Qualified IPO” shall mean an underwritten public offering of the Voting Stock of the Borrower or any other direct or indirect parent entity thereof (i) after giving effect to which, at least 17.5% of the outstanding Voting Stock of the Borrower or such parent is publicly traded or (ii) resulting in gross proceeds in respect of the Voting Stock of the Borrower or such parent equal to or greater than $300,000,000.

“Qualified PIK Securities” shall mean (1) any preferred capital stock or preferred equity interest of the Borrower (a) that does not provide for any cash dividend payments or other cash distributions in respect thereof on or prior to the ~~Tranche B-2 Term Loan Maturity Date~~June 30, 2019 and (b) that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable or exercisable) or upon the happening of any event does not (i)(x) mature or become mandatorily redeemable pursuant to a sinking fund obligation or otherwise, (y) become convertible or exchangeable at the option of the holder thereof for Indebtedness or preferred stock that is not Qualified PIK Securities or (z) become redeemable at the option of the holder thereof (other than as a result of a change of control), in whole or in part, in each case on or prior to ~~the 91st day following the Tranche B-2 Term Loan Maturity Date~~September 29, 2019 and (ii) provide holders thereunder with any rights to payment (directly or indirectly) upon the occurrence of a “change of control” event prior to the repayment of the Obligations under the Credit Documents and (2) any Indebtedness of the Borrower which has payments terms at least as favorable to the

Borrower and Lenders as described in clauses (1)(a) and (b) above and is subordinated on customary terms and conditions (including remedy standstills at all times prior to ~~the Tranche B-2 Term Loan Maturity Date~~June 30, 2019) and has other terms, other than with respect to interest rates, at least as favorable to the Borrower and Lenders as the Senior Notes, taken as a whole.

“Qualified Receivables Financing” shall mean any Receivables Financing of a Receivables Subsidiary that meets the following conditions:

(1) the board of directors of the Borrower shall have determined in good faith that such Qualified Receivables Financing (including financing terms, covenants, termination events and other provisions) is in the aggregate economically fair and reasonable to the Borrower and the Receivables Subsidiary,

(2) all sales of accounts receivable and related assets to the Receivables Subsidiary are made at fair market value (as determined in good faith by the Borrower), and

(3) the financing terms, covenants, termination events and other provisions thereof shall be market terms (as determined in good faith by the Borrower) and may include Standard Securitization Undertakings.

The grant of a security interest in any accounts receivable of the Borrower or any of its Restricted Subsidiaries (other than a Receivables Subsidiary) to secure Indebtedness outstanding under this Agreement shall not be deemed a Qualified Receivables Financing.

“Rating Agencies” means Moody’s and S&P or if Moody’s or S&P or both shall not make a rating on the Loans or this Agreement publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by the Borrower which shall be substituted for Moody’s or S&P or both, as the case may be.

“Rating Decline” means the occurrence on any date from and after the date of the public notice by the Borrower or another Person seeking to effect a Change of Control or an arrangement that is expected to result in a Change of Control until the end of the 30-day period following public notice of the occurrence of a Change of Control or abandonment of the expected Change of Control transaction of: (1) a decline in the rating of the Loans or this Agreement by such Rating Agency in connection with such Change of Control or (2) withdrawal by such Rating Agency of such Rating Agency’s rating of the Loans or this Agreement in connection with such Change of Control.

“Real Estate” shall have the meaning provided in Section 9.1(f).

“Receivables Financing” shall mean any transaction or series of transactions that may be entered into by the Borrower or any of its Subsidiaries pursuant to which the Borrower or any of its Subsidiaries may sell, convey or otherwise transfer to (a) a Receivables Subsidiary (in the case of a transfer by the Borrower or any of its Restricted Subsidiaries), and (b) any other Person (in the case of a transfer by a Receivables Subsidiary), or may grant a security interest in, any accounts receivable (whether now existing or arising in the future) of the Borrower or any of its Restricted Subsidiaries, and any assets related thereto including, without limitation, all collateral securing such accounts receivable, all contracts and all guarantees or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving accounts receivable and any obligations under Hedge Agreements entered into by the Borrower or any such Restricted Subsidiary in connection with such accounts receivable.

“Receivables Repurchase Obligation” shall mean any obligation of a seller of receivables in a Qualified Receivables Financing to repurchase receivables arising as a result of a breach of a representation, warranty or covenant or otherwise, including as a result of a receivable or portion thereof becoming subject to any asserted defense, dispute, off-set or counterclaim of any kind as a result of any action taken by, any failure to take action by or any other event relating to the seller.

“Receivables Subsidiary” shall mean a wholly owned Restricted Subsidiary of the Borrower (or another Person formed for the purposes of engaging in a Qualified Receivables Financing with the Borrower in which the Borrower or any Subsidiary of the Borrower makes an Investment and to which the Borrower or any Subsidiary of the Borrower transfers accounts receivable and related assets) which engages in no activities other than in connection with the financing of accounts receivable of the Borrower and its Restricted Subsidiaries, all proceeds thereof and all rights (contractual or other), collateral and other assets relating thereto, and any business or activities incidental or related to such business, and which is designated by the board of directors of the Borrower (as provided below) as a Receivables Subsidiary and:

(a) no portion of the Indebtedness or any other obligations (contingent or otherwise) of which (i) is guaranteed by the Borrower or any other Subsidiary of the Borrower (excluding guarantees of obligations (other than the principal of, and interest on, Indebtedness) pursuant to Standard Securitization Undertakings), (ii) is recourse to or obligates the Borrower or any other Subsidiary of the Borrower in any way other than pursuant to Standard Securitization Undertakings or (iii) subjects any property or asset of the Borrower or any other Subsidiary of the Borrower, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings,

(b) with which neither the Borrower nor any other Subsidiary of the Borrower has any material contract, agreement, arrangement or understanding other than on terms which the Borrower reasonably believes to be no less favorable to the Borrower or such Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of the Borrower, and

(c) to which neither the Borrower nor any other Subsidiary of the Borrower has any obligation to maintain or preserve such entity’s financial condition or cause such entity to achieve certain levels of operating results.

Any such designation by the board of directors of the Borrower shall be evidenced to the Administrative Agent by providing the Administrative Agent with a certified copy of the resolution of the board of directors of the Borrower giving effect to such designation and certificate of an Authorized Officer certifying that such designation complied with the foregoing conditions.

“Register” shall have the meaning provided in Section 14.6(b)(v).

“Regulation D” shall mean Regulation D of the Board as from time to time in effect and any successor to all or a portion thereof establishing reserve requirements.

“Regulation T” shall mean Regulation T of the Board as from time to time in effect and any successor to all or a portion thereof establishing margin requirements.

“Regulation U” shall mean Regulation U of the Board as from time to time in effect and any successor to all or a portion thereof establishing margin requirements.

“Regulation X” shall mean Regulation X of the Board as from time to time in effect and any successor to all or a portion thereof establishing margin requirements.

“Reinvestment Period” shall mean the period from the date of the applicable Prepayment Event until the earlier of (a) 10 Business Days prior to the occurrence of an obligation to make an offer to repurchase Senior Notes (or any Permitted Additional Notes) pursuant to the asset sale or event of loss provisions of any of the Senior Notes Indentures and (b) 15 months following the date of such Prepayment Event.

“Related Parties” shall mean, with respect to any specified Person, such Person’s Affiliates and the directors, officers, employees, agents, trustees, advisors of such Person and any Person that possesses, directly or indirectly, the power to direct or cause the direction of the management or policies of such Person, whether through the ability to exercise voting power, by contract or otherwise.

“Reorganization” shall mean the restructuring of the Subsidiaries of the Borrower referred to in the Confidential Information Memorandum and consummated on or about the date of this Agreement.

“Reorganization Expenses” shall mean any fees or expenses incurred or paid by the Borrower or any of its Subsidiaries in connection with the Reorganization.

“Reorganization Installment Sale Agreements” shall have the meaning set forth in the U.S. Security and Pledge Agreement.

“Reportable Event” shall mean an event described in Section 4043 of ERISA and the regulations thereunder.

“Required Lenders” shall mean, at any date, (a) Non-Defaulting Lenders having or holding a majority of the sum of (i) the Adjusted Total Revolving Credit Commitment at such date, and (ii) the outstanding principal amount of the Term Loans (excluding Term Loans held by Defaulting Lenders) at such date or (b) if the Total Revolving Credit Commitment and the Total Term Loan Commitment have been terminated or for the purposes of acceleration pursuant to Section 12, the holders (excluding Defaulting Lenders) of a majority of the outstanding principal amount of the Loans and Letter of Credit Exposures (excluding the Loans and Letter of Credit Exposure of Defaulting Lenders) in the aggregate at such date.

~~“Required Tranche B-1 Term Loan Lenders” shall mean, at any date, Non-Defaulting Lenders having or holding a majority of the sum of (a) the portion of the Adjusted Total Term Loan Commitment that relates to Tranche B-1 Term Loan Commitments at such date and (b) the outstanding principal amount of the Tranche B-1 Term Loans (excluding Tranche B-1 Term Loans held by Defaulting Lenders) in the aggregate at such date.~~

~~“Required Tranche B-2 Term Loan Lenders” shall mean, at any date, Non-Defaulting Lenders having or holding a majority of the sum of (a) the portion of the Adjusted Total Term Loan Commitment that relates to Tranche B-2 Term Loan Commitments at such date and (b) the outstanding principal amount of the Tranche B-2 Term Loans (excluding Tranche B-2 Term Loans held by Defaulting Lenders) in the aggregate at such date.~~

“Required Tranche B-3 Term Loan Lenders” shall mean, at any date, Non-Defaulting Lenders having or holding a majority of the sum of (a) the portion of the Adjusted Total Term Loan Commitment that relates to Tranche B-3 Term Loan Commitments at such date and (b) the outstanding principal amount of the Tranche B-3 Term Loans (excluding Tranche B-3 Term Loans held by Defaulting Lenders) in the aggregate at such date.

“Required Tranche B-4 Term Loan Lenders” shall mean, at any date, Non-Defaulting Lenders having or holding a majority of the sum of (a) the portion of the Adjusted Total Term Loan Commitment that relates to Tranche B-4 Term Loan Commitments at such date and (b) the outstanding principal amount of the Tranche B-4 Term Loans (excluding Tranche B-4 Term Loans held by Defaulting Lenders) in the aggregate at such date.

“Required Tranche B-5 Term Loan Lenders” shall mean, at any date, Non-Defaulting Lenders having or holding a majority of the sum of (a) the portion of the Adjusted Total Term Loan Commitment that relates to Tranche B-5 Term Loan Commitments at such date and (b) the outstanding principal amount of the Tranche B-5 Term Loans (excluding Tranche B-5 Term Loans held by Defaulting Lenders) in the aggregate at such date.

“Requirement of Law” shall mean, as to any Person, the certificate of incorporation and by-laws or other organizational or governing documents of such Person, and any law, treaty, rule or regulation or determination of an arbitrator or a court or other Governmental Authority, in each case applicable to or binding upon such Person or any of its property or assets or to which such Person or any of its property or assets is subject.

“Restricted Foreign Subsidiary” shall mean a Foreign Subsidiary that is a Restricted Subsidiary.

“Restricted Group Company” means any of Holdings, Borrower and its Restricted Subsidiaries, and “Restricted Group Companies” means all of them, collectively.

“Restricted Subsidiary” shall mean any Subsidiary of the Borrower other than an Unrestricted Subsidiary; provided that in any event each License Subsidiary and each Receivables Subsidiary shall be a Restricted Subsidiary.

“Return of Capital Payment” shall mean any dividend to any parent of the Borrower for purposes of funding, directly or indirectly, a dividend to the Sponsors or the public shareholders of Intelsat S.A. or to repurchase capital stock of Intelsat S.A. held by the Sponsors or the public shareholders.

“Return of Capital Payment Leverage Threshold” means (i) prior to the date the Borrower consummates a Specified Spectrum Transaction, 5.50:1.00, and (ii) on and after such date, 5.75:1.00.

“Revaluation Date” means with respect to any Letter of Credit, each of the following: (i) each date of issuance of a Letter of Credit denominated in a Foreign Currency, (ii) each date of an amendment of any such Letter of Credit having the effect of increasing the amount thereof (solely with respect to the increased amount), (iii) each date of any payment by the Letter of Credit Issuer under any Letter of Credit denominated in a Foreign Currency, (iv) in the case of the Existing Letters of Credit, on the Closing Date, and (v) such additional dates as the Administrative Agent or the Letter of Credit Issuer shall determine or the Required Lenders shall require.

“Revolving Credit Commitment” shall mean the Tranche R-1 Revolving Credit Commitment and Tranche R-2 Revolving Credit Commitment. The aggregate amount of the Revolving Credit Commitment as of the Amendment No. 2 Effective Date is $500,000,000.

“Revolving Credit Commitment Percentage” shall mean, at any time, for each Lender, the percentage obtained by dividing (a) such Lender’s Revolving Credit Commitment by (b) the aggregate amount of the Revolving Credit Commitments, subject to adjustment as provided in Section 3.8; provided that at any time when the Total Revolving Credit Commitment shall have been terminated, each Lender’s Revolving Credit Commitment Percentage shall be its Revolving Credit Commitment Percentage as in effect immediately prior to such termination.

“Revolving Credit Exposure” shall mean, with respect to any Lender at any time, the sum of (a) the aggregate principal amount of the Revolving Credit Loans of such Lender then outstanding, (b) such Lender’s Letter of Credit Exposure at such time and (c) such Lender’s Revolving Credit Commitment Percentage of the aggregate principal amount of all outstanding Swingline Loans.

“Revolving Credit Loans” shall mean the Tranche R-1 Revolving Credit Loans and Tranche R-2 Revolving Credit Loans.

“Revolving Credit Maturity Date” shall mean the later of the Tranche R-1 Revolving Credit Maturity Date and the Tranche R-2 Revolving Credit Maturity Date.

“Sale Leaseback” shall mean any transaction or series of related transactions pursuant to which the Borrower or any of the Restricted Subsidiaries (a) sells, transfers or otherwise disposes of any property, real or personal, whether now owned or hereafter acquired, and (b) as part of such transaction, thereafter rents or leases such property or other property that it intends to use for substantially the same purpose or purposes as the property being sold, transferred or disposed.

“Satellite” shall mean any satellite owned by, or leased to, the Borrower or any of its Restricted Subsidiaries and any satellite purchased pursuant to the terms of a Satellite Purchase Agreement, whether such satellite is in the process of manufacture, has been delivered for launch or is in orbit (whether or not in operational service).

“Satellite Health Report” shall mean a satellite health report, prepared by the Borrower and certified by an Authorized Officer, in the form of Exhibit O (appropriately completed).

“Satellite Manufacturer” shall mean, with respect to any Satellite, the prime contractor and manufacturer of such Satellite.

“Satellite Purchase Agreement” shall mean, with respect to any Satellite, the agreement between the applicable Satellite Purchaser and the applicable Satellite Manufacturer relating to the manufacture, testing and delivery of such Satellite.

“Satellite Purchaser” shall mean the Borrower or Restricted Subsidiary that is a party to a Satellite Purchase Agreement or a launch service agreement, as the case may be.

“S&P” shall mean Standard & Poor’s Ratings Services or any successor by merger or consolidation to its business.

“SEC” shall mean the Securities and Exchange Commission or any successor thereto.

“Section 9.1 Financials” shall mean the financial statements delivered, or required to be delivered, pursuant to Section 9.1(a) or (b) together with the accompanying officer’s certificate delivered, or required to be delivered, pursuant to Section 9.1(d).

“Secured Cash Management Agreement” means any Cash Management Agreement that is entered into by and between any Credit Party and any Cash Management Bank.

“Secured Hedge Agreement” means any Hedge Agreement entered into by and between any Credit Party and any Hedge Bank (including any Hedge Agreement assigned or novated to such Credit Party).

“Secured Parties” shall mean the Credit Agreement Secured Parties and have the meaning assigned to term “Secured Parties” in the applicable Security Documents (or, in the case of the German Pledge Agreement, the U.K. Pledge Agreement, the U.K. Security Agreement, Luxembourg Share Pledge Agreement, Luxembourg Claims Pledge Agreement and Gibraltar Security Agreement, the meaning assigned to the term “Secured Creditors~~”~~,” or any term of similar import in any other Security Document), or, where the context so requires, shall be the collective reference to all such Persons.

“Security Agreements” shall mean the U.K. Security Agreement, the U.S. Security Agreement, the Luxembourg Claims Pledge Agreement and the Gibraltar Security Agreement.

“Security Documents” shall mean, collectively, (a) the Guarantee, (b) the Pledge Agreements, (c) the Security Agreements, (d) the Mortgages, (e) the Collateral Agency and Intercreditor Agreement and (f) each other security agreement or other instrument or document executed and delivered pursuant to Section 9.11 or 9.12 or pursuant to any of the Security Documents to secure any of the Obligations.

“Senior Notes” ~~shall mean the 11 1/4% Senior Notes, the 11 1/2% Senior Notes, the 9 1/4% Senior Notes, the 9 1/2% Senior Notes, the 8 1/2% Senior Notes and the 7 1/4% Senior Notes.~~means (a) all Indebtedness issued or incurred by the Borrower and outstanding as of the Amendment No. 6 Effective Date and (b) any Indebtedness which may redeem, refinance or replace such Senior Notes (including any exchange notes therefor).

“Senior Notes Indentures” ~~shall mean the 11 1/4% Senior Notes Indenture, the 11 1/2% Senior Notes Indenture, the 9 1/4% Senior Notes Indenture, the 9 1/2% Senior Notes Indenture, the 8 1/2% Senior Notes Indenture and the 7 1/4% Senior Notes Indenture.~~means each of the indentures governing the terms of the Senior Notes.

“Series” shall have the meaning as provided in Section 2.14.

“Sold Entity or Business” shall have the meaning provided in the definition of the term “Consolidated EBITDA.”

“Solicited Discounted Prepayment Amount” has the meaning specified in Section 5.1(c).

“Solicited Discounted Prepayment Notice” means a written notice of a Borrower Solicitation of Discounted Prepayment Offers made pursuant to Section 5.1(c)(iv) substantially in the form of Exhibit S.

“Solicited Discounted Prepayment Offer” means the irrevocable written offer by each Tranche B-~~1 Term Loan Lender, by each Tranche B-2 Term Loan Lender, by each Tranche B-~~3 Term Loan Lender, by each Tranche B-4 Term Loan Lender, by each Tranche B-5 Term Loan Lender or by each Incremental Tranche B Term Loan Lender, substantially in the form of Exhibit T, submitted following the Administrative Agent’s receipt of a Solicited Discounted Prepayment Notice.

“Solicited Discounted Prepayment Response Date” has the meaning specified in Section 5.1(c).

“Solicited Discount Proration” has the meaning specified in Section 5.1(c).

“Solvent” shall mean, with respect to the Borrower, as applicable, that as of any date of determination, both (i) (a) the sum of the Borrower’s debt (including contingent liabilities) does not exceed the present fair saleable value of the Borrower’s present assets; (b) the Borrower’s (as applicable) respective capital is not unreasonably small in relation to its respective businesses as contemplated on the Closing Date; and (c) the Borrower has not incurred and does not intend to incur, or believe that it will incur, debts including current obligations beyond its ability to pay such debts as they become due (whether at maturity or otherwise); and (ii) the Borrower is “solvent” within the meaning given that term and similar terms under applicable laws relating to fraudulent transfers and conveyances. For purposes of this definition, the amount of any contingent liability at any time shall be computed as the amount that, in light of all of the facts and circumstances existing at such time, represents the amount that can reasonably be expected to become an actual or matured liability (irrespective of whether such contingent liabilities meet the criteria for accrual under Statement of Financial Accounting Standard No. 5).

“Specified Discount” has the meaning specified in Section 5.1(c).

“Specified Discount Prepayment Amount” has the meaning specified in Section 5.1(c).

“Specified Discount Prepayment Notice” means a written notice of the Borrower of Specified Discount Prepayment made pursuant to Section 5.1(c)(ii) substantially in the form of Exhibit U.

“Specified Discount Prepayment Response” means the written response by each Incremental Tranche B Term Loan Lender, substantially in the form of Exhibit V, to a Specified Discount Prepayment Notice.

“Specified Discount Prepayment Response Date” has the meaning specified in Section 5.1(c).

“Specified Discount Proration” has the meaning specified in Section 5.1(c).

“Specified Sale Leaseback” shall mean one Permitted Sale Leaseback of a Satellite designated by the Borrower in a certificate of an Authorized Officer.

“Specified Spectrum Transaction” shall mean a disposition, sale, transfer, licensing, leasing, sublicensing, subleasing, or other transfer, in each case which (A) is outside the ordinary course of business of the Borrower through the date hereof, (B) is of rights of the Borrower or any Restricted Subsidiary of the Borrower with respect to spectrum in the 3,700 to 4,200 MHz frequency band in the U.S. and/or of any assets or services relating to such rights, (C) is to a Person other than the Borrower or a Subsidiary of the Borrower and (D) results in net proceeds to the Borrower or its Restricted Subsidiaries in excess of $1,000,000,000.

“Specified Subsidiary” shall mean, at any date of determination, (a) any Material Subsidiary or (b) any Unrestricted Subsidiary (i) whose total assets at the last day of the Test Period ending on the last day of the most recent fiscal period for which Section 9.1 Financials have been delivered were equal to or greater than 10% of the consolidated total assets of the Borrower and the Subsidiaries at such date, (ii) whose gross revenues for such Test

Period were equal to or greater than 10% of the consolidated gross revenues of the Borrower and the Subsidiaries for such period, in each case determined in accordance with GAAP and (c) each other Subsidiary that is the subject of a case, proceeding or action of the type described in Section 12.5 and that, when combined with any other Subsidiary that is the subject of a case, proceeding or action of the type described in Section 12.5 would constitute a Specified Subsidiary under clause (a) or (b) above.

“Sponsor” shall mean (1) one or more investment funds advised, managed or controlled by BC Partners Holdings Limited or any Affiliate thereof, (2) one or more investment funds advised, managed or controlled by Silver Lake or any Affiliate thereof, and (3) one or more investment funds advised, managed or controlled by any of the Persons described in clauses (1) and (2) of this definition, and, in each case (whether individually or as a group), their Affiliates.

“Standard Securitization Undertakings” shall mean representations, warranties, covenants, indemnities and guarantees of performance entered into by the Borrower or any Subsidiary of the Borrower which the Borrower has determined in good faith to be customary in a Receivables Financing including, without limitation, those relating to the servicing of the assets of a Receivables Subsidiary, it being understood that any Receivables Repurchase Obligation shall be deemed to be a Standard Securitization Undertaking.

“Stated Amount” shall mean, as to any Letter of Credit, (i) if the Letter of Credit is denominated in Dollars, the maximum amount available to be drawn thereunder, determined without regard to whether any conditions to drawing could then be met and (ii) if the Letter of Credit is denominated in Euros, the Dollar Equivalent of the maximum amount available to be drawn thereunder, determined without regard to whether any conditions to drawing could then be met.

“Statutory Reserve Rate” shall mean, for any day as applied to any LIBOR Loan, a fraction (expressed as a decimal), the numerator of which is the number one and the denominator of which is the number one minus the aggregate of the maximum reserve percentages that are in effect on that day (including any marginal, special, emergency or supplemental reserves), expressed as a decimal, as prescribed by the Board and to which the Administrative Agent is subject, for eurocurrency funding (currently referred to as “Eurocurrency Liabilities” in Regulation D of the Board). Such reserve percentages shall include those imposed pursuant to such Regulation D. LIBOR Loans shall be deemed to constitute eurocurrency funding and to be subject to such reserve requirements without benefit of or credit for proration, exemptions or offsets that may be available from time to time to any Lender under such Regulation D or any comparable regulation. The Statutory Reserve Rate shall be adjusted automatically on and as of the effective date of any change in any reserve percentage.

“Subject Licenses” shall mean all FCC Licenses for the launch and operation of Satellites or for the operation of any TT&C Station (other than any FCC License held by Intelsat General Corporation or any of its Subsidiaries).

“Submitted Amount” has the meaning specified in Section 5.1(c).

“Submitted Discount” has the meaning specified in Section 5.1(c).

“Subordinated Indebtedness” shall mean Indebtedness of the Borrower or any Guarantor that is by its terms subordinated in right of payment to the obligations of the Borrower and such Subsidiary Guarantor, as applicable, under this Agreement.

“Subsidiary” of any Person shall mean and include (a) any corporation more than 50% of whose stock of any class or classes having by the terms thereof ordinary voting power to elect a majority of the directors of such corporation (irrespective of whether or not at the time stock of any class or classes of such corporation shall have or might have voting power by reason of the happening of any contingency) is at the time owned by such Person directly or indirectly through Subsidiaries and (b) any partnership, association, joint venture or other entity in which such Person directly or indirectly through Subsidiaries has more than a 50% equity interest at the time. Unless otherwise expressly provided, all references herein to a “Subsidiary” shall mean a Subsidiary of the Borrower (or, if the context so requires, Holdings).

“Subsidiary Guarantee” shall mean the Guarantee, made by each Subsidiary Guarantor in favor of the Administrative Agent for the benefit of the Guaranteed Parties, substantially in the form of Exhibit C hereto, as the same may be amended, supplemented or otherwise modified from time to time in accordance with the terms thereof and hereof.

“Subsidiary Guarantors” shall mean (a) each Subsidiary listed of Schedule 1.1(b) and (b) each Subsidiary that becomes a party to the Guarantee after the Closing Date pursuant to Section 9.11; provided that, notwithstanding anything to the contrary, no Receivables Subsidiary shall be a Subsidiary Guarantor.

“Successor Borrower” shall have the meaning provided in Section 10.3(a).

“Supplemental Security Agreement” means, (i) with respect to a Person organized under the laws of England and Wales, a debenture substantially in the form of Exhibit G-2 hereto, (ii) in the case of a Person organized under the laws of the United States or any subdivision or possession thereof, a supplement to the U.S. Security Agreement substantially in the form of Annex B thereto, (iii) in the case of a Person organized under Luxembourg law, a Luxembourg Claims Pledge Agreement substantially in the form of Exhibit G-1 hereto, (iv) in the case of a Person organized under Gibraltar law, a Gibraltar Security Agreement substantially in the form of Exhibit G-4 hereto and (v) in the case of any other person, a security agreement in form and substance reasonably satisfactory to the Administrative Agent, which shall in its scope be substantially similar to the scope of the U.S. Security Agreement (to the extent practicable), with such modifications as may be necessary in light of local legal considerations; or, in each case, such other security agreement or supplemental security agreement as may be reasonably satisfactory in form and substance to the Administrative Agent.

“Swingline Commitment” shall mean $70,000,000.

“Swingline Lender” shall mean Bank of America, N.A. in its capacity as lender of Swingline Loans hereunder.

“Swingline Loans” shall have the meaning provided in Section 2.1(c).

“Swingline Maturity Date” shall mean, with respect to any Swingline Loan, the date that is five Business Days prior to the Revolving Credit Maturity Date.

“Taxes” shall mean any and all present or future taxes, duties, levies, imposts, assessments, deductions, withholdings or other similar charges imposed by any Governmental Authority whether computed on a separate, consolidated, unitary, combined or other basis and any and all liabilities (including interest, fines, penalties or additions to tax) with respect to the foregoing.

“Term Loan Commitment” shall mean, with respect to each Lender, such Lender’s ~~Tranche B-1 Term Loan Commitment, Tranche B-2 Term Loan Commitment,~~ Tranche B-3 Term Loan Commitment, Tranche B-4 Term Loan Commitment and Tranche B-5 Term Loan Commitment.

“Term Loans” shall mean the Tranche B-~~1 Term Loans, Tranche B-2 Term Loans, Tranche B-~~3 Term Loans, Tranche B-4 Term Loans and Tranche B-5 Term Loans.

“Test Period” shall mean, for any determination under this Agreement, the four consecutive fiscal quarters of the Borrower then last ended.

“Total Assets” shall mean, with respect to any Person, the total consolidated assets of such Person and its Restricted Subsidiaries, as shown on its most recent balance sheet.

“Total Commitment” shall mean the sum of the Total Term Loan Commitment and the Total Revolving Credit Commitment.

“Total Credit Exposure” shall mean, at any date, the sum of (a) the Total Revolving Credit Commitment at such date, (b) the unfunded portion of the Total Term Loan Commitment at such date and (c) the outstanding principal amount of all Term Loans at such date.

“Total Revolving Credit Commitment” shall mean the sum of the Revolving Credit Commitments of all the Lenders.

“Total Term Loan Commitment” shall mean the sum of the Tranche B-~~1 Term Loan Commitments, the Tranche B-2 Term Loan Commitments, the Tranche B-~~3 Term Loan Commitments, the Tranche B-4 Term Loan Commitments, the Tranche B-5 Term Loan Commitments and Incremental Tranche B Term Loan Commitments, if applicable, of all the Lenders.

“Tranche B Term Loan Commitment” shall mean, (a) in the case of each Lender that is a Lender on the Closing Date, the amount set forth opposite such Lender’s name on Annex I as such Lender’s “Tranche B Term Loan Commitment” and (b) in the case of any Lender that is not covered by clause (a) of this definition and becomes a Lender after the Closing Date, the amount specified as such Lender’s “Tranche B Term Loan Commitment” in the Assignment and Acceptance pursuant to which such Lender renewed a portion of the Tranche B Term Loan Commitment, as the case may be, in each case as the same may be changed from time to time pursuant to the terms hereof. The aggregate amount of the Tranche B Term Loan Commitments as of the Closing Date is $3,250,000,000.

“Tranche B-~~1~~2 Term Loan” shall have the meaning provided in the Amendment No. 2 and Joinder Agreement.

~~“Tranche B-1 Term Loan Lender” shall mean a Lender with a Tranche B-1 Term Loan Commitment or an outstanding Tranche B-1 Term Loan.~~

~~“Tranche B-1 Term Loan Maturity Date” shall mean April 2, 2018.~~

~~“Tranche B-1 Term Loan Commitment” shall mean, (a) in the case of each Lender that is a Lender on the Effective Date, the amount of such Lender’s commitment to make Tranche B-1 Term Loans pursuant to and in accordance with the Amendment and Joinder Agreement on the Amendment Effective Date and (b) in the case of any Lender that is not covered by clause (a) of this definition and becomes a Lender after the Closing Date, the amount specified as such Lender’s “Tranche B-1 Term Loan Commitment” in the Assignment and Acceptance pursuant to which such Lender renewed a portion of the Tranche B-1 Term Loan Commitment, as the case may be, in each case as the same may be changed from time to time pursuant to the terms hereof.~~

~~“Tranche B-2 Term Loan” shall have the meaning provided in Section 2.1(a).~~

~~“Tranche B-2 Term Loan Commitment” shall mean, (a) in the case of each Lender that is a Lender on the Amendment No. 2 Effective Date, the amount of such Lender’s commitment to make Tranche B-2 Term Loans pursuant to and in accordance with Amendment No. 2 and Joinder Agreement on the Amendment No. 2 Effective Date and (b) in the case of any Lender that is not covered by clause (a) of this definition and becomes a Lender after the Amendment No. 2 Effective Date, the amount specified as such Lender’s “Tranche B-2 Term Loan Commitment” in the Assignment and Acceptance pursuant to which such Lender renewed a portion of the Tranche B-2 Term Loan Commitment, as the case may be, in each case as the same may be changed from time to time pursuant to the terms hereof.~~

~~“Tranche B-2 Term Loan Lender” shall mean a Lender with a Tranche B-2 Term Loan Commitment or an outstanding Tranche B-2 Term Loan.~~

~~“Tranche B-2 Term Loan Maturity Date” shall mean June 30, 2019.~~

“Tranche B-3 Term Loan” shall have the meaning provided in the ~~recitals hereto~~Amendment No. 3 and Joinder Agreement.

“Tranche B-3 Term Loan Commitment” shall mean, (a) in the case of each Lender that is a Lender on the Amendment No. 3 Effective Date, the amount of such Lender’s commitment to make Tranche B-3 Term Loans pursuant to and in accordance with Amendment No. 3 and Joinder Agreement on the Amendment No. 3 Effective Date and (b) in the case of any Lender that is not covered by clause (a) of this definition and becomes a Lender after the Amendment No. 3 Effective Date, the amount specified as such Lender’s “Tranche B-3 Term Loan Commitment” in the Assignment and Acceptance pursuant to which such Lender renewed a portion of the Tranche B-3 Term Loan Commitment, as the case may be, in each case as the same may be changed from time to time pursuant to the terms hereof.

“Tranche B-3 Term Loan Lender” shall mean, each Amendment No. 3 Extending Lender and each Additional Tranche B-3 Term Loan Lender.

“Tranche B-3 Term Loan Maturity Date” shall mean the ~~earliest~~earlier of (i) November 27, 2023~~,~~ and (ii~~) July 15, 2020, unless the entire outstanding principal amount of the 7 1/4% Senior Notes have been repurchased, redeemed, refinanced or defeased prior to such date, (iii) January 1, 2021, unless the entire outstanding principal amount of the 7 1/2% Senior Notes have been repurchased, redeemed, refinanced or defeased prior to such date and(iv~~) May 1, 2023 unless the entire outstanding principal amount of the 5 ~~1/2~~1⁄2% Senior Notes have been repurchased, redeemed, refinanced or defeased prior to such date.

“Tranche B-4 Term Loan” shall have the meaning provided in the ~~recitals hereto~~Amendment No. 5 and Joinder Agreement.

“Tranche B-4 Term Loan Commitment” shall mean, (a) in the case of each Lender that is a Lender on the Amendment No. 5 Effective Date, the amount of such Lender’s commitment to make Tranche B-4 Term Loans pursuant to and in accordance with Amendment No. 5 and Joinder Agreement on the Amendment No. 5 Effective Date and (b) in the case of any Lender that is not covered by clause (a) of this definition and becomes a Lender after the Amendment No. 5 Effective Date, the amount specified as such Lender’s “Tranche B-4 Term Loan Commitment” in the Assignment and Acceptance pursuant to which such Lender renewed a portion of the Tranche B-4 Term Loan Commitment, as the case may be, in each case as the same may be changed from time to time pursuant to the terms hereof.

“Tranche B-4 Term Loan Lender” shall mean, each Converting B-4 Term Loan Lender and each Additional Tranche B-4 Term Loan Lender.

“Tranche B-4 Term Loan Maturity Date” shall mean the ~~earliest~~earlier of (i) January 2, 2024~~,~~ and (ii~~) July 15, 2020, unless the entire outstanding principal amount of the 7 1/4% Senior Notes have been repurchased, redeemed, refinanced or defeased prior to such date, (iii) January 1, 2021, unless the entire outstanding principal amount of the 7 1/2% Senior Notes have been repurchased, redeemed, refinanced or defeased prior to such date and(iv~~) May 1, 2023 unless the entire outstanding principal amount of the 5 ~~1/2~~1⁄2% Senior Notes have been repurchased, redeemed, refinanced or defeased prior to such date.

“Tranche B-5 Term Loan” shall have the meaning provided in the ~~recitals hereto~~Amendment No. 5 and Joinder Agreement.

“Tranche B-5 Term Loan Commitment” shall mean, (a) in the case of each Lender that is a Lender on the Amendment No. 5 Effective Date, the amount of such Lender’s commitment to make Tranche B-5 Term Loans pursuant to and in accordance with Amendment No. 5 and Joinder Agreement on the Amendment No. 5 Effective Date and (b) in the case of any Lender that is not covered by clause (a) of this definition and becomes a Lender after the Amendment No. 5 Effective Date, the amount specified as such Lender’s “Tranche B-5 Term Loan Commitment” in the Assignment and Acceptance pursuant to which such Lender renewed a portion of the Tranche B-5 Term Loan Commitment, as the case may be, in each case as the same may be changed from time to time pursuant to the terms hereof.

“Tranche B-5 Term Loan Lender” shall mean each Converting B-5 Term Loan Lender and each Additional Tranche B-5 Term Loan Lender.

“Tranche B-5 Term Loan Maturity Date” shall mean the ~~earliest~~earlier of (i) January 2, 2024~~,~~ and (ii~~) July 15, 2020, unless the entire outstanding principal amount of the 7 1/4% Senior Notes have been repurchased, redeemed, refinanced or defeased prior to such date, (iii) January 1, 2021, unless the entire outstanding principal amount of the 7 1/2% Senior Notes have been repurchased, redeemed, refinanced or defeased prior to such date and(iv~~) May 1, 2023 unless the entire outstanding principal amount of the 5 ~~1/2~~1⁄2% Senior Notes have been repurchased, redeemed, refinanced or defeased prior to such date.

~~“Tranche R-1 Aggregate Revolving Credit Commitment Percentage” shall mean, at any time, the percentage obtained by dividing (a) the aggregate amount of the Tranche R-1 Revolving Credit Commitments by (b) the aggregate amount of the Revolving Credit Commitments, subject to adjustment as provided in Section 3.8; provided that at any time when all Tranche R-1 Revolving Credit Commitments shall have been terminated, the Tranche R-1 Aggregate Revolving Credit Commitment Percentage shall be the Tranche R-1 Aggregate Revolving Credit Commitment Percentage as in effect immediately prior to such termination.~~

~~“Tranche R-1 Revolving Credit Commitment” shall mean, (a) in the case of each Lender that is a Lender on the Amendment No. 2 Effective Date, the amount of such Lender’s “Revolving Credit Commitments” outstanding immediately prior to the Amendment No. 2 Effective Date that were not converted to Tranche R-2 Revolving Credit Commitments on the Amendment No. 2 Effective Date pursuant to the Amendment No. 2 and Joinder Agreement and (b) in the case of any Lender that is not covered by clause (a) of this definition, the amount specified as such Lender’s “Tranche R-1 Revolving Credit Commitment” in the Assignment and Acceptance pursuant to which such Lender assumed a portion of the Tranche R-1 Revolving Credit Commitment, in each case as the same may be changed from time to time pursuant to the terms hereof. The aggregate amount of the Tranche R-1 Revolving Credit Commitment as of the Amendment No. 2 Effective Date is $50,000,000.~~

~~“Tranche R-1 Revolving Credit Commitment Percentage” shall mean, at any time, for each Lender, the percentage obtained by dividing (a) such Lender’s Tranche R-1 Revolving Credit Commitment by (b) the aggregate amount of the Tranche R-1 Revolving Credit Commitments, subject to adjustment as provided in Section 3.8; provided that at any time when all Tranche R-1 Revolving Credit Commitments shall have been terminated, each Lender’s Tranche R-1 Revolving Credit Commitment Percentage shall be its Tranche R-1 Revolving Credit Commitment Percentage as in effect immediately prior to such termination.~~

~~“Tranche R-1 Revolving Credit Exposure” shall mean, with respect to any Lender at any time, the sum of (a) the aggregate principal amount of the Tranche R-1 Revolving Credit Loans of such Lender then outstanding, (b) such Lender’s Tranche R-1 Revolving Credit Commitment Percentage of the Tranche R-1 Aggregate Revolving Credit Commitment Percentage of the total Letter of Credit Exposure at such time and (c) such Lender’s Tranche R- 1 Revolving Credit Commitment Percentage of the Tranche R-1 Aggregate Revolving Credit Commitment Percentage of the aggregate principal amount of all outstanding Swingline Loans.~~

~~“Tranche R-1 Revolving Credit Loans” shall have the meaning provided in Section 2.1(b)(i).~~

~~“Tranche R-1 Revolving Credit Maturity Date” shall mean the date that is five years after the Closing Date or, if such date is not a Business Day, the next preceding Business Day.~~

~~“Tranche R-2 Aggregate Revolving Credit Commitment Percentage” shall mean, at any time, the percentage obtained by dividing (a) the aggregate amount of the Tranche R-2 Revolving Credit Commitments by (b) the aggregate amount of the Revolving Credit Commitments, subject to adjustment as provided in Section 3.8; provided that at any time when all Tranche R-2 Revolving Credit Commitments shall have been terminated, the Tranche R-2 Aggregate Revolving Credit Commitment Percentage shall be the Tranche R-2 Aggregate Revolving Credit Commitment Percentage as in effect immediately prior to such termination.~~

~~“Tranche R-2 Revolving Credit Commitment” shall mean, (a) in the case of each Lender that is a Lender on the Amendment No. 2 Effective Date and that submitted a signature page to the Amendment No. 2 and Joinder Agreement electing to convert its Tranche R-1 Revolving Credit Commitments to Tranche R-2 Revolving Credit Commitments, the entire aggregate amount of such Lender’s “Revolving Credit Commitments” outstanding immediately prior to the Amendment No. 2 Effective Date and (b) in the case of any Lender that is not covered by clause (a) of this definition and becomes a Lender on or after the Amendment No. 2 Effective Date, the amount specified as such Lender’s “Tranche R-2 Revolving Credit Commitment” in the Assignment and Acceptance pursuant to which such Lender assumed a portion of the aggregate Tranche R-2 Revolving Credit Commitment, as the case may be, in each case as the same may be changed from time to time pursuant to the terms hereof. The aggregate amount of the Tranche R-2 Revolving Credit Commitment as of the Amendment No. 2 Effective Date is $450,000,000.~~

~~“Tranche R-2 Revolving Credit Commitment Percentage” shall mean, at any time, for each Lender, the percentage obtained by dividing (a) such Lender’s Tranche R-2 Revolving Credit Commitment by (b) the aggregate amount of the Tranche R-2 Revolving Credit Commitments, subject to adjustment as provided in Section 3.8; provided that at any time when the all Tranche R-2 Revolving Credit Commitment shall have been terminated, each Lender’s Tranche R-2 Revolving Credit Commitment Percentage shall be its Tranche R-2 Revolving Credit Commitment Percentage as in effect immediately prior to such termination.~~

~~“Tranche R-2 Revolving Credit Exposure” shall mean, with respect to any Lender at any time, the sum of (a) the aggregate principal amount of the Tranche R-2 Revolving Credit Loans of such Lender then outstanding, (b) such Lender’s Tranche R-2 Revolving Credit Commitment Percentage of the Tranche R-2 Aggregate Revolving Credit Commitment Percentage of the total Letter of Credit Exposure at such time and (c) such Lender’s Tranche R- 2 Revolving Credit Commitment Percentage of the Tranche R-2 Aggregate Revolving Credit Commitment Percentage of the aggregate principal amount of all outstanding Swingline Loans.~~

~~“Tranche R-2 Revolving Credit Loans” shall have the meaning provided in Section 2.1(b)(ii).~~

~~“Tranche R-2 Revolving Credit Maturity Date” shall mean July 12, 2017.~~

“Transaction Expenses” shall mean any fees or expenses incurred or paid by the Borrower or any of its Subsidiaries in connection with this Agreement and the other Credit Documents and the transactions contemplated hereby and thereby.

“Transactions” shall mean the transactions contemplated by this Agreement.

“Transferee” shall have the meaning provided in Section 14.6(e).

“Treasury Rate” means, as of a given date, the yield to maturity, as of such date and as determined by the Borrower, interpolated on a straight-line basis between United States Treasury securities with constant maturities (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two business days prior to such date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from such redemption date to July 2, 2020; provided, however, that if the period from such date to July 2, 2020, is less than one year, the weekly average yield on one year constant maturity United States Treasury securities (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two days prior to such redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)).

“TT&C Station” shall mean an earth station operated by the Borrower or any of its Restricted Subsidiaries for the purpose of providing tracking, telemetry, control and monitoring of any Satellite.

“Type” shall mean, (a) as to any Term Loan, its nature as an ABR Loan, a LIBOR Term Loan or Fixed Rate Term Loan and (b) as to any Revolving Credit Loan, its nature as an ABR Loan or a LIBOR Revolving Credit Loan.

“U.K. Pledge Agreement” shall mean, collectively, the share charges, dated as of the date hereof, entered into by the grantors party thereto and the Collateral Trustee for the benefit of the Secured Parties, substantially in the form of Exhibit F-3 hereto, and any future share charges required pursuant to Section 9.12(a), in each case as the same may be amended, supplemented or otherwise modified from time to time.

“U.K. Security Agreement” shall mean, collectively, the debentures, dated as of the date hereof, entered into by the grantors party thereto and the Collateral Trustee for the benefit of the Secured Parties, substantially in the form of Exhibit G-2 hereto, and any future debentures required pursuant to Section 9.11, in each case as the same may be amended, supplemented or otherwise modified from time to time.

“Unfunded Current Liability” of any Plan shall mean the amount, if any, by which the present value of the accrued benefits under the Plan as of the close of its most recent plan year, determined in accordance with Statement of Financial Accounting Standards No. 87 as in effect on the Closing Date, based upon the actuarial assumptions that would be used by the Plan’s actuary in a termination of the Plan, exceeds the fair market value of the assets allocable thereto.

“Unpaid Drawing” shall have the meaning provided in Section 3.4(a).

“Unrestricted Subsidiary” shall mean (a) each Subsidiary of the Borrower set forth in Schedule 1.1(c), (b) any Subsidiary of the Borrower that is formed or acquired after the Closing Date; provided that at such time (or promptly thereafter) the Borrower designates such Subsidiary an Unrestricted Subsidiary in a written notice to the Administrative Agent, (c) any Restricted Subsidiary subsequently re-designated as an Unrestricted Subsidiary by the Borrower in a written notice to the Administrative Agent; provided that in the case of (b) and (c), (x) such designation or re-designation shall be deemed to be an Investment on the date of such designation or re-designation in an Unrestricted Subsidiary in an amount equal to the sum of (i) the Borrower’s direct or indirect equity ownership percentage of the net worth of such designated or re-designated Restricted Subsidiary immediately prior to such designation or re-designation (such net worth to be calculated without regard to any guarantee provided by such designated or re-designated Restricted Subsidiary) and (ii) the aggregate principal amount of any Indebtedness owed by such designated or re-designated Restricted Subsidiary to the Borrower or any other Restricted Subsidiary immediately prior to such designation or re-designation, all calculated, except as set forth in the parenthetical to clause (i), on a consolidated basis in accordance with GAAP and (y) no Default or Event of Default would result from such designation or re-designation and (d) each Subsidiary of an Unrestricted Subsidiary; provided, however, that at the time of any written designation or re-designation by the Borrower to the Administrative Agent that any Unrestricted Subsidiary shall no longer constitute an Unrestricted Subsidiary, such Unrestricted Subsidiary shall cease to be an Unrestricted Subsidiary to the extent no Default or Event of Default would result from such designation or re-designation. On or promptly after the date of its formation, acquisition, designation or re-designation, as applicable, each Unrestricted Subsidiary shall have entered into a tax sharing agreement containing terms that, in the reasonable judgment of the Administrative Agent, provide for an appropriate allocation of tax liabilities and benefits.

“U.S. Security and Pledge Agreement” means the Security and Pledge Agreement, dated as of the date hereof, entered into by the grantors party thereto, the Administrative Agent and the Collateral Trustee for the benefit of the Secured Parties, substantially in the form of Exhibit G-3 hereto, as the same may be amended, supplemented or otherwise modified from time to time.

“Voting Stock” shall mean, with respect to any Person, shares of such Person’s capital stock having the right to vote for the election of directors of such Person under ordinary circumstances.

“Waivable Mandatory Repayment” shall have the meaning provided in Section 5.2(g).

“Wholly Owned Subsidiary” of any Person means a Subsidiary of such Person 100% of the outstanding capital stock or other ownership interests of which (other than directors’ qualifying shares or shares or interests required to be held by foreign nationals) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person.

“Write-Down and Conversion Powers” shall mean, with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule.

The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and Section references are to Sections of this Agreement unless otherwise specified. The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” Each reference to an agreement or document herein shall mean such agreement or document as from time to time amended, supplemented or modified in accordance with its terms, unless expressly stated otherwise.

1.2. Exchange Rates. For purposes of determining compliance under Sections 10.4, 10.5, 10.6 and 11 with respect to any amount in a Foreign Currency, such amount shall be deemed to equal the Dollar Equivalent thereof based on the average Exchange Rate for a Foreign Currency for the most recent twelve-month period immediately prior to the date of determination determined in a manner consistent with that used in calculating Consolidated EBITDA for the related period. For purposes of determining compliance with Sections 10.1 and 10.2, with respect to any amount of Indebtedness in a Foreign Currency, compliance will be determined at the time of incurrence thereof using the Dollar Equivalent thereof at the Exchange Rate in effect at the time of such incurrence.

1.3. Letter of Credit Amounts. Unless otherwise specified herein, the amount of a Letter of Credit at any time shall be deemed to be the Dollar Equivalent of the stated amount of such Letter of Credit in effect at such time; provided, however, that with respect to any Letter of Credit that, by its terms or the terms of any Issuer Document related thereto, provides for one or more automatic increases in the stated amount thereof, the amount of such Letter of Credit shall be deemed to be the Dollar Equivalent of the maximum stated amount of such Letter of Credit after giving effect to all such increases, whether or not such maximum stated amount is in effect at such time.

1.4. Accounting Terms.

(a) The Borrower may notify the Administrative Agent at any time that it has elected to so use IFRS in lieu of GAAP and, upon any such notice, references herein to GAAP shall thereafter be construed to mean IFRS as in effect from time to time; provided that, to the extent that such election would affect any financial ratio set forth in this Agreement or requirement set forth in Section 11, (i) the Borrower shall provide to the Administrative Agent financial statements and other documents reasonably requested by the Administrative Agent or any Lender setting forth a reconciliation with respect to such ratio or requirement made before and after giving effect to such election and (ii) if the Borrower, the Administrative Agent or the Required Lenders shall so request, the Administrative Agent, the Required Lenders and the Borrower shall negotiate in good faith to amend such ratio to preserve the original intent thereof in light of such change.

(b) Anything in this Agreement to the contrary notwithstanding, no effect shall be given to any change in GAAP arising out of a change described in the Proposed Accounting Standards Update to Leases (Topic 840) dated August 17, 2010 or a substantially similar pronouncement.

SECTION 2. Amount and Terms of Credit.

2.1. Commitments.

(a) [Reserved].

~~(a) Subject to and upon the terms and conditions herein set forth, (i) each Lender having a Tranche B- 2 Term Loan Commitment severally agrees to make to the Borrower a loan or loans denominated in Dollars (together with each Term Loan converted from a Converted Tranche B-1 Term Loan pursuant to clause (ii) below, a “Tranche B-2 Term Loan”) on the Amendment No. 2 Effective Date equal to its Tranche B-2 Term Loan Commitment on the Amendment No. 2 Effective Date and (ii) each Converted Tranche B-1 Term Loan shall be converted into a Tranche B-2 Term Loan of each Amendment No. 2 Consenting Lender effective as of the Amendment No. 2 Effective Date in a principal amount equal to the principal amount of such Amendment No. 2 Consenting Lender’s Converted Tranche B-1 Term Loan immediately prior to such conversion; provided that the Tranche B-2 Term Loans shall initially consist of LIBOR Rate Loans with an Interest Period commencing on the Amendment No. 2 Effective Date and ending on December 16, 2013 and the LIBOR Rate with respect to such Interest Period shall be calculated based on an Interest Period term of one month.~~

~~All such Term Loans made by each of the Lenders pursuant to the same Borrowing shall, unless otherwise specifically provided herein, consist entirely of Term Loans of the same Type and may be repaid or prepaid in accordance with the provisions hereof, but once repaid or prepaid, may not be reborrowed.~~

(b) (i) ~~Subject to and upon the terms and conditions herein set forth, each Lender having a Tranche R- 1 Revolving Credit Commitment severally agrees to make a loan or loans denominated in Dollars (each a “Tranche R-1 Revolving Credit Loan” and, collectively, the “Tranche R-1 Revolving Credit Loans”) to the Borrower which Tranche R-1 Revolving Credit Loans (A) shall be made at any time and from time to time on and after the Amendment No. 2 Effective Date and prior to the Tranche R-1 Revolving Credit Maturity Date, (B) may, at the option of the Borrower be incurred and maintained as, and/or converted into, ABR Loans or LIBOR Revolving Credit Loans; provided that all Tranche R-1 Revolving Credit Loans made by each of the Lenders pursuant to the same Borrowing shall, unless otherwise specifically provided herein, consist entirely of Tranche R-1 Revolving Credit Loans of the same Type, (C) may be repaid and reborrowed in accordance with the provisions hereof, (D) shall not, for any such Lender at any time, after giving effect thereto and to the application of the proceeds thereof, result in such Lender’s Tranche R-1 Revolving Credit Exposure at such time exceeding such Lender’s Tranche R-1 Revolving Credit Commitment at such time and (E) shall not, after giving effect thereto and to the application of the proceeds thereof, result at any time in the aggregate amount of the Lenders’ Tranche R-1 Revolving Credit Exposures at such time exceeding the aggregate Tranche R-1 Revolving Credit Commitment then in effect.~~[Reserved].

~~(ii) Subject to and upon the terms and conditions herein set forth, each Lender having a Tranche R-2 Revolving Credit Commitment severally agrees to make a loan or loans denominated in Dollars (each a “Tranche R- 2 Revolving Credit Loan” and, collectively, the “Tranche R-2 Revolving Credit Loans”) to the Borrower which Tranche R-2 Revolving Credit Loans (A) shall be made at any time and from time to time on and after the Amendment No. 2 Effective Date and prior to the Tranche R-2 Revolving Credit Maturity Date, (B) may, at the option of the Borrower be incurred and maintained as, and/or converted into, ABR Loans or LIBOR Revolving Credit Loans; provided that all Tranche R-2 Revolving Credit Loans made by each of the Lenders pursuant to the same Borrowing shall, unless otherwise specifically provided herein, consist entirely of Tranche R-2 Revolving Credit Loans of the same Type, (C) may be repaid and reborrowed in accordance with the provisions hereof, (D) shall not, for any such Lender at any time, after giving effect thereto and to the application of the proceeds thereof, result in such Lender’s Tranche R-2 Revolving Credit Exposure at such time exceeding such Lender’s Tranche R-2 Revolving Credit Commitment at such time and (E) shall not, after giving effect thereto and to the application of the proceeds thereof, result at any time in the aggregate amount of the Lenders’ Tranche R-2 Revolving Credit Exposures at such time exceeding the aggregate Tranche R-2 Revolving Credit Commitment then in effect.~~

(ii) [Reserved].

(iii) ~~Following the Amendment No. 2 Effective Date, each Lender holding Tranche R-1 Revolving Credit Commitments may elect to convert its aggregate Tranche R-1 Revolving Credit Commitments and Tranche R- 1 Revolving Credit Loans to a like amount of Tranche R-2 Revolving Credit Commitments and Tranche R-2 Revolving Credit Loans at any time with the consent of the Borrower and Administrative Agent.~~[Reserved].

(iv) Subject to the terms and conditions set forth herein and in the Amendment No. 3 and Joinder Agreement, (i) each Additional Tranche B-3 Term Loan Lender agrees to make to the Borrower a loan denominated in Dollars on the Amendment No. 3 Effective Date equal to its Tranche B-3 Term Loan Commitment and (ii) each Converted Tranche B-2 Term Loan of each Amendment No. 3 Extending Lender shall be converted into a Tranche B-3 Term Loan of such Lender effective as of the Amendment No. 3 Effective Date in a principal amount equal to the principal amount of such Lender’s Converted Tranche B-2 Term Loan immediately prior to such conversion. The Tranche B-3 Term Loans made pursuant to clause (i) of the preceding sentence shall be part of the same fungible Class as the Tranche B-3 Term Loans converted pursuant to clause (ii) of the preceding sentence. The Tranche B-3 Term Loans shall initially consist of LIBOR Rate Loans with an Interest Period commencing on the Amendment No. 3 Effective Date and ending on February 27, 2018 and the LIBOR Rate with respect to such Interest Period shall be calculated based on an Interest Period term of three months. All such Tranche B-3 Term Loans made by each of the Lenders pursuant to the same Borrowing shall, unless otherwise specifically provided herein, consist entirely of Term Loans of the same Type and may be repaid or prepaid in accordance with the provisions hereof, but once repaid or prepaid, may not be reborrowed.

(v) Subject to the terms and conditions set forth herein and in the Amendment No. 5 and Joinder Agreement, (i) each Additional Tranche B-4 Term Loan Lender agrees to make to the Borrower a loan denominated in Dollars on the Amendment No. 5 Effective Date equal to its Tranche B-4 Term Loan Commitment, (ii) each Additional Tranche B-5 Term Loan Lender agrees to make to the Borrower a loan denominated in Dollars on the Amendment No. 5 Effective Date equal to its Tranche B-5 Term Loan Commitment, (iii) each Converted Tranche B-2 to B-4 Term Loan of each Converting B-4 Term Loan Lender shall be converted into a Tranche B-4 Term Loan of such Lender effective as of the Amendment No. 5 Effective Date in a principal amount equal to the principal amount of such Lender’s Converted Tranche B-2 to B-4 Term Loan immediately prior to such conversion and (iv) each Converted Tranche B-2 to B-5 Term Loan of each Converting B-5 Term Loan Lender shall be converted into a Tranche B-5 Term Loan of such Lender effective as of the Amendment No. 5 Effective Date in a principal amount equal to the principal amount of such Lender’s Converted Tranche B-2 to B-5 Term Loan immediately prior to such conversion. The Tranche B-4 Term Loans made pursuant to clause (i) of the preceding sentence shall be part of the same fungible Class as the Tranche B-4 Term Loans converted pursuant to clause (iii) of the preceding sentence. The Tranche B-5 Term Loans made pursuant to clause (ii) of the preceding sentence shall be part of the same fungible Class as the Tranche B-5 Term Loans converted pursuant to clause (iv) of the preceding sentence. The Tranche B-4 Term Loans shall initially consist of LIBOR Rate Loans with an Interest Period commencing on the Amendment No. 5 Effective Date and ending on February 27, 2018 and the LIBOR Rate with respect to such Interest Period shall be calculated based on an Interest Period term of three months. The Tranche B-5 Term Loans shall consist of Fixed Rate Loans. All such Tranche B-4 Term Loans made by each of the Lenders pursuant to the same Borrowing shall, unless otherwise specifically provided herein, consist entirely of Term Loans of the same Type and all such Tranche B-5 Term Loans made by each of the Lenders pursuant to the same Borrowing shall, unless otherwise specifically provided herein, consist entirely of Term Loans of the same Type and, in each case, may be repaid or prepaid in accordance with the provisions hereof, but once repaid or prepaid, may not be reborrowed.

(vi) Each Lender may at its option make any LIBOR Loan by causing any domestic or foreign branch or Affiliate of such Lender to make such Loan; provided that (A) any exercise of such option shall not affect the obligation of the Borrower to repay such Loan and (B) in exercising such option, such Lender shall use its reasonable efforts to minimize any increased costs to the Borrower resulting therefrom (which obligation of the Lender shall not require it to take, or refrain from taking, actions that it determines would result in increased costs for which it will not be compensated hereunder or that it determines would be otherwise disadvantageous to it and in the event of such request for costs for which compensation is provided under this Agreement, the provisions of Section 3.5 shall apply). ~~On the Tranche R-1 Revolving Credit Maturity Date, all Tranche R-1 Revolving Credit Loans shall be repaid in full. On the Tranche R-2 Revolving Credit Maturity Date, all Tranche R-2 Revolving Credit Loans shall be repaid in full.~~

(c) Subject to and upon the terms and conditions herein set forth, the Swingline Lender in its individual capacity agrees, at any time and from time to time on and after the Closing Date and prior to the Swingline Maturity Date, to make a loan or loans (each a “Swingline Loan” and, collectively, the “Swingline Loans”) to the Borrower in Dollars, which Swingline Loans (i) shall be ABR Loans, (ii) shall have the benefit of the provisions of Section 2.1(d), (iii) shall not exceed at any time outstanding the Swingline Commitment, (iv) shall not, after giving effect thereto and to the application of the proceeds thereof, result at any time in the aggregate amount of the Lenders’ Revolving Credit Exposures at such time exceeding the Total Revolving Credit Commitment then in effect and (v) may be repaid and reborrowed in accordance with the provisions hereof. On the Swingline Maturity Date, each outstanding Swingline Loan shall be repaid in full. The Swingline Lender shall not make any Swingline Loan after receiving a written notice from the Borrower or any Lender stating that a Default or Event of Default exists and is continuing until such time as the Swingline Lender shall have received written notice of (i) rescission of all such notices from the party or parties originally delivering such notice or (ii) the waiver of such Default or Event of Default in accordance with the provisions of Section 14.1.

(d) On any Business Day, the Swingline Lender may, in its sole discretion, give notice to the Lenders with a Revolving Credit Commitment that all then-outstanding Swingline Loans shall be funded with a Borrowing of Revolving Credit Loans, in which case Revolving Credit Loans constituting ABR Loans (each such Borrowing, a “Mandatory Borrowing”) shall be made on the immediately succeeding Business Day by all Lenders with a Revolving Credit Commitment pro rata based on each Lender’s Revolving Credit Commitment Percentage, and the proceeds thereof shall be applied directly to the Swingline Lender to repay the Swingline Lender for such outstanding Swingline Loans (and the Administrative Agent may apply Cash Collateral available with respect to the applicable Swingline Loan). Each Lender with a Revolving Credit Commitment hereby irrevocably agrees to make such Revolving Credit Loans upon one Business Day’s notice, pro rata between its Tranche R-1 Revolving Credit Commitment and Tranche R-2 Revolving Credit Commitment, as applicable, pursuant to each Mandatory Borrowing in the amount and in the manner specified in the preceding sentence and on the date specified to it in writing by the Swingline Lender notwithstanding (i) that the amount of the Mandatory Borrowing may not comply with the minimum amount for each Borrowing specified in Section 2.2, (ii) whether any conditions specified in Section 7 are then satisfied, (iii) whether a Default or an Event of Default has occurred and is continuing, (iv) the date of such Mandatory Borrowing or (v) any reduction in the Total Commitment after any such Swingline Loans were made. In the event that, in the sole judgment of the Swingline Lender, any Mandatory Borrowing cannot for any reason be made on the date otherwise required above (including as a result of the commencement of a proceeding under the Bankruptcy Code in respect of the Borrower), each Lender with a Revolving Credit Commitment hereby agrees that it shall forthwith purchase from the Swingline Lender (without recourse or warranty) such participation of the outstanding Swingline Loans as shall be necessary to cause the Lenders to share in such Swingline Loans ratably based upon their respective Revolving Credit Commitment Percentages; provided that all principal and interest payable on such Swingline Loans shall be for the account of the Swingline Lender until the date the respective participation is purchased and, to the extent attributable to the purchased participation, shall be payable to the Lender purchasing same from and after such date of purchase.

(e) If the maturity date shall have occurred in respect of any Class of Revolving Credit Commitments at a time when another Class of Revolving Credit Commitments is in effect with a longer maturity date, then on the earliest occurring maturity date all then outstanding Swingline Loans shall be repaid in full on such date (and there shall be no adjustment to the participations in such Swingline Loans as a result of the occurrence of such maturity date); provided, however, that if on the occurrence of such earliest maturity date (after giving effect to any repayments of Revolving Credit Loans and any reallocation of Letter of Credit participations as contemplated in Section 3.3(e)), there shall exist sufficient unutilized Revolving Credit Commitments so that the respective outstanding Swingline Loans could be incurred pursuant to such Revolving Credit Commitments which will remain in effect after the occurrence of such maturity date, then if consented to by the Swingline Lender, there shall be an automatic adjustment on such date of the participations in such Swingline Loans and same shall be deemed to have been incurred solely pursuant to the remaining Classes of Revolving Credit Commitments on a pro rata basis, and such Swingline Loans shall not be so required to be repaid in full on such earliest maturity date. For the avoidance of doubt, the commitment of the Swingline Lender to act in its capacity as such cannot be extended beyond the Revolving Credit Maturity Date or increased without its prior written consent.

2.2. Minimum Amount of Each Borrowing; Maximum Number of Borrowings. The aggregate principal amount of each Borrowing of Term Loans (other than with respect to Tranche B-3 Term Loans on the Amendment No. 3 Effective Date ~~or~~, Tranche B-4 Term Loans or Tranche B-5 Term Loans on the Amendment No. 5 Effective Date) or Revolving Credit Loans (other than with respect to Revolving Credit Loans on the Amendment No. 2 Effective Date) shall be in a multiple of $1,000,000 and Swingline Loans shall be in a multiple of $10,000 and, in each case, shall not be less than the Minimum Borrowing Amount with respect thereto (except that Mandatory Borrowings shall be made in the amounts required by Section 2.1(d)). More than one Borrowing may be incurred on any date; provided that at no time shall there be outstanding more than twelve (12) Borrowings of LIBOR Loans under this Agreement.

2.3. Notice of Borrowing.

(a) The Borrower shall give the Administrative Agent at the Administrative Agent’s Office (i) prior to 12:00 Noon (New York City time) at least three Business Days’ prior written notice (or telephonic notice promptly confirmed in writing) of the Borrowing of Term Loans if all or any of such Term Loans are to be initially LIBOR Loans, and (ii) prior written notice (or telephonic notice promptly confirmed in writing) prior to 10:00 a.m. (New York City time) on the date of the Borrowing of Term Loans if all such Term Loans are to be ABR Loans (except that notice of the Borrowing of Tranche B-3 Term Loans on the Amendment No. 3 Effective Date, and notices of the Borrowings of Tranche B-4 Term Loans and Tranche B-5 Term Loans on the Amendment No. 5 Effective Date, may be provided on such shorter notice as may be agreed by the Administrative Agent). Such notice (together with each notice of a Borrowing of Revolving Credit Loans pursuant to Section 2.3(b) and each notice of a Borrowing of Swingline Loans pursuant to Section 2.3(c), a “Notice of Borrowing”) shall be irrevocable and shall specify (i) the aggregate principal amount of the Term Loans to be made, (ii) the date of the Borrowing (which shall be the Closing Date) and (iii) whether the Term Loans shall consist of ABR Loans, LIBOR Term Loans and/or, solely in the case of the Tranche B-5 Term Loans, Fixed Rate Term Loans and, if the Term Loans are to include LIBOR Term Loans, the Interest Period to be initially applicable thereto. The Administrative Agent shall promptly give each Lender written notice (or telephonic notice promptly confirmed in writing) of the proposed Borrowing of Term Loans, of such Lender’s proportionate share thereof and of the other matters covered by the related Notice of Borrowing. For the avoidance of doubt, the notice of Borrowing of the Tranche B-3 Term Loans on the Amendment No. 3 Effective Date is only required with respect to the Tranche B-3 Term Loans that are not Converted Tranche B-2 Term Loans and the notices of Borrowings of the Tranche B-4 Term Loans and the Tranche B-5 Term Loans on the Amendment No. 5 Effective Date is only required with respect to the Tranche B-4 Term Loans or Tranche B-5 Term Loans that are not Converted Tranche B-2 to B-4 Term Loans or Converted Tranche B-2 to B-5 Term Loans, respectively.

(b) Whenever the Borrower desires to incur Revolving Credit Loans (other than Mandatory Borrowings or borrowings to repay Unpaid Drawings), it shall give the Administrative Agent at the Administrative Agent’s Office, (i) prior to 12:00 Noon (New York City Time) at least three Business Days’ prior written notice (or telephonic notice promptly confirmed in writing) of each Borrowing of LIBOR Revolving Credit Loans, and (ii) prior to 12:00 Noon (New York City time) at least one Business Day’s prior written notice (or telephonic notice promptly confirmed in writing) of each Borrowing of ABR Loans. Each such Notice of Borrowing, except as otherwise expressly provided in Section 2.10, shall be irrevocable and shall specify (i) the aggregate principal amount of the Revolving Credit Loans to be made pursuant to such Borrowing, (ii) the date of Borrowing (which shall be a Business Day) and (iii) whether the respective Borrowing shall consist of ABR Loans or LIBOR Revolving Credit Loans and, if LIBOR Revolving Credit Loans, the Interest Period to be initially applicable thereto. Each Borrowing of Revolving Credit Loans will be automatically made pro rata between Tranche R-1 Revolving Credit Loans and Tranche R-2 Revolving Credit Loans. The Administrative Agent shall promptly give each Lender written notice (or telephonic notice promptly confirmed in writing) of each proposed Borrowing of Revolving Credit Loans, of such Lender’s proportionate share thereof and of the other matters covered by the related Notice of Borrowing.

(c) Whenever the Borrower desires to incur Swingline Loans hereunder, it shall give the Administrative Agent written notice (or telephonic notice promptly confirmed in writing) of each Borrowing of Swingline Loans prior to 2:30 p.m. (New York City time) on the date of such Borrowing. Each such notice shall be irrevocable and shall specify (i) the aggregate principal amount of the Swingline Loans to be made pursuant to such Borrowing and (ii) the date of Borrowing (which shall be a Business Day). The Administrative Agent shall promptly give the Swingline Lender written notice (or telephonic notice promptly confirmed in writing) of each proposed Borrowing of Swingline Loans and of the other matters covered by the related Notice of Borrowing.

(d) Mandatory Borrowings shall be made upon the notice specified in Section 2.1(d), with the Borrower irrevocably agreeing, by its incurrence of any Swingline Loan, to the making of Mandatory Borrowings as set forth in such Section.

(e) Borrowings to reimburse Unpaid Drawings shall be made upon the notice specified in Section 3.4(a).

(f) Without in any way limiting the obligation of the Borrower to confirm in writing any notice it may give hereunder by telephone, the Administrative Agent may act prior to receipt of written confirmation without liability upon the basis of such telephonic notice believed by the Administrative Agent in good faith to be from an Authorized Officer of the Borrower. In each such case, the Borrower hereby waives the right to dispute the Administrative Agent’s record of the terms of any such telephonic notice.

2.4. Disbursement of Funds.

(a) No later than 12:00 Noon (New York City time) on the date specified in each Notice of Borrowing (including Mandatory Borrowings), each Lender will make available its pro rata portion, if any, of each Borrowing requested to be made on such date in the manner provided below; provided that all Swingline Loans shall be made available in the full amount thereof by the Swingline Lender no later than 3:00 p.m. (New York City time) on the date requested.

(b) Each Lender shall make available all amounts it is to fund to the Borrower under any Borrowing for its applicable Commitments, and in immediately available funds to the Administrative Agent at the Administrative Agent’s Office and the Administrative Agent will (except in the case of Mandatory Borrowings and Borrowings to repay Unpaid Drawings) make available to the Borrower, by depositing to the Borrower’s account at the Administrative Agent’s Office the aggregate of the amounts so made available in Dollars. Unless the Administrative Agent shall have been notified by any Lender prior to the date of any such Borrowing that such Lender does not intend to make available to the Administrative Agent its portion of the Borrowing or Borrowings to be made on such date, the Administrative Agent may assume that such Lender has made such amount available to the Administrative Agent on such date of Borrowing, and the Administrative Agent, in reliance upon such assumption, may (in its sole discretion and without any obligation to do so) make available to the Borrower a corresponding amount. If such corresponding amount is not in fact made available to the Administrative Agent by such Lender and the Administrative Agent has made available same to the Borrower, the Administrative Agent shall be entitled to recover such corresponding amount from such Lender. If such Lender does not pay such corresponding amount forthwith upon the Administrative Agent’s demand therefor the Administrative Agent shall promptly notify the Borrower and the Borrower shall immediately pay such corresponding amount to the Administrative Agent. The Administrative Agent shall also be entitled to recover from such Lender or the Borrower interest on such corresponding amount in respect of each day from the date such corresponding amount was made available by the Administrative Agent to the Borrower to the date such corresponding amount is recovered by the Administrative Agent, at a rate per annum equal to (i) if paid by such Lender, the Federal Funds Effective Rate or (ii) if paid by the Borrower, the then-applicable rate of interest or fees, calculated in accordance with Section 2.8, for the respective Loans.

(c) Nothing in this Section 2.4 shall be deemed to relieve any Lender from its obligation to fulfill its commitments hereunder or to prejudice any rights that the Borrower may have against any Lender as a result of any default by such Lender hereunder (it being understood, however, that no Lender shall be responsible for the failure of any other Lender to fulfill its commitments hereunder).

2.5. Repayment of Loans; Evidence of Debt.

(a) The Borrower shall repay to the Administrative Agent, for the benefit of the Lenders, (i) on the Tranche B-~~1 Term Loan Maturity Date, the then-unpaid Tranche B-1 Term Loans, in Dollars, (ii) on the Tranche B- 2 Term Loan Maturity Date, the then-unpaid Tranche B-2 Term Loans, in Dollars, (iii) on the Tranche B-~~3 Term Loan Maturity Date, the then-unpaid Tranche B-3 Term Loans, in Dollars, (~~iv~~ii) on the Tranche B-4 Term Loan Maturity Date, the then-unpaid Tranche B-4 Term Loans, in Dollars and (~~v~~iii) on the Tranche B-5 Term Loan Maturity Date, the then-unpaid Tranche B-5 Term Loans, in Dollars. The Borrower shall repay to the Administrative Agent in Dollars, for the ~~benefit of the applicable Lenders, (x) on the Tranche R-1 Revolving Credit Maturity Date, the then-unpaid Tranche R-1 Revolving Credit Loans made to the Borrower and (y) on the Tranche R-2 Revolving Credit Maturity Date, the then-unpaid Tranche R-2 Revolving Credit Loans made to the Borrower. The Borrower shall repay to the Administrative Agent in Dollars, for the~~ account of the Swingline Lender, on the Swingline Maturity Date, the then-unpaid Swingline Loans.

(b) [Reserved].

(c) The Borrower shall repay to the Administrative Agent on the Amendment No. ~~2 Effective Date for the ratable account of the Lenders with Tranche B-1 Term Loans that are not Converted Tranche B-1 Term Loans an amount equal to the net proceeds of the Borrowing of Incremental Tranche B-2 Term Loans (as defined in Amendment No. 2 and Joinder Agreement) on the Amendment No. 2 Effective Date and such payment shall be applied to the remaining principal installments of the Tranche B-1 Term Loans in direct order of maturity. The Borrower shall repay to the Administrative Agent on the Amendment No.~~ 3 Effective Date for the ratable account of the Amendment No. 3 Non-Extending Lenders an amount equal to the net proceeds of the Borrowing of Additional Tranche B-3 Term Loans on the Amendment No. 3 Effective Date and such payment shall be applied to the Tranche B-2 Term Loans held by Amendment No. 3 Non-Extending Lenders on a pro rata basis among such Amendment No. 3 Non-Extending Lenders. The Borrower shall repay to the Administrative Agent on the Amendment No. 5 Effective Date for the ratable account of the Amendment No. 5 Non-Converting Lenders an amount equal to the net proceeds of the Borrowings of Additional Tranche B-4 Term Loans and Additional Tranche B-5 Term Loans on the Amendment No. 5 Effective Date and such payment shall be applied to the Tranche B-2 Term Loans held by Amendment No. 5 Non-Converting Lenders on a pro rata basis among such Amendment No. 5 Non-Converting Lenders.

(d) The Borrower shall repay to the Administrative Agent on the Amendment No. 2 Effective Date upon the effectiveness of Amendment No. 2 and Joinder Agreement for the ratable account of the Lenders with Revolving Credit Loans an amount equal to the aggregate principal amount of Revolving Credit Loans immediately prior to such effectiveness.

(e) Each Lender shall maintain in accordance with its usual practice an account or accounts evidencing the indebtedness of the Borrower to the appropriate lending office of such Lender resulting from each Loan made by such lending office of such Lender from time to time, including the amounts of principal and interest payable and paid to such lending office of such Lender from time to time under this Agreement.

(f) The Administrative Agent shall maintain the Register pursuant to Section 14.6(b), and a subaccount for each Lender, in which Register and subaccounts (taken together) shall be recorded (i) the amount of each Loan made hereunder, whether such Loan is a Term Loan, a Revolving Credit Loan or a Swingline Loan, the Type of each Loan made and the Interest Period applicable thereto, (ii) the amount of any principal or interest due and payable or to become due and payable from the Borrower to each Lender or the Swingline Lender hereunder and (iii) the amount of any sum received by the Administrative Agent hereunder from the Borrower and each Lender’s share thereof.

(g) The entries made in the Register and accounts and subaccounts maintained pursuant to paragraphs (e) and (f) of this Section 2.5 shall, to the extent permitted by applicable law, be prima facie evidence of the existence and amounts of the obligations of the Borrower therein recorded; provided, however, that the failure of any Lender or the Administrative Agent to maintain such account, such Register or such subaccount, as applicable, or any error therein, shall not in any manner affect the obligation of the Borrower to repay (with applicable interest) the Loans made to the Borrower by such Lender in accordance with the terms of this Agreement. In the event of any conflict between the Register and the account or accounts of each Lender, the Register shall control absent manifest error.

2.6. Conversions and Continuations.

(a) The Borrower shall have the option on any Business Day to convert all or a portion equal to at least the Minimum Borrowing Amount of the outstanding principal amount of Term Loans or Revolving Credit Loans made to the Borrower (as applicable) of one Type into a Borrowing or Borrowings of another Type (provided that ABR Loans or LIBOR Loans may not be converted into Fixed Rate Loans and Fixed Rate Loans may not be converted into ABR Loans or LIBOR Loans) and the Borrower shall have the option on any Business Day to continue the outstanding principal amount of any LIBOR Term Loans or LIBOR Revolving Credit Loans as LIBOR Term Loans or LIBOR Revolving Credit Loans, as the case may be, for an additional Interest Period; provided that (i) no partial conversion of LIBOR Term Loans or LIBOR Revolving Credit Loans shall reduce the outstanding principal amount of LIBOR Term Loans or LIBOR Revolving Credit Loans made pursuant to a single Borrowing to less than the Minimum Borrowing Amount, (ii) ABR Loans may not be converted into LIBOR Term Loans or LIBOR Revolving Credit Loans if a Default or Event of Default is in existence on the date of the conversion and the Administrative Agent has or the Required Lenders have determined in its or their sole discretion not to permit such conversion, (iii) LIBOR Loans may not be continued as LIBOR Loans for an additional Interest Period if a Default or Event of Default is in existence on the date of the proposed continuation and the Administrative Agent has or the Required Lenders have determined in its or their sole discretion not to permit such continuation and (iv) Borrowings resulting from conversions pursuant to this Section 2.6 shall be limited in number as provided in Section 2.2. Each such conversion or continuation shall be effected by the Borrower by giving the Administrative Agent at the Administrative Agent’s Office prior to 12:00 Noon (New York City time) at least three Business Days’ (or one Business Day’s notice in the case of a conversion into ABR Loans) prior written notice (or telephonic notice promptly confirmed in writing) (each, a “Notice of Conversion or Continuation”) specifying the Term Loans or Revolving Credit Loans to be so converted or continued, the Type of Term Loans or Revolving Credit Loans to be converted or continued into and, if such Term Loans or Revolving Credit Loans are to be converted into or continued as LIBOR Loans, the Interest Period to be initially applicable thereto. The Administrative Agent shall give each Lender notice as promptly as practicable of any such proposed conversion or continuation affecting any of its Term Loans or Revolving Credit Loans.

(b) If any Default or Event of Default is in existence at the time of any proposed continuation of any LIBOR Loans and the Administrative Agent has or the Required Lenders have determined in its or their sole discretion not to permit such continuation, such LIBOR Loans shall be automatically converted on the last day of the current Interest Period into ABR Loans. If upon the expiration of any Interest Period in respect of LIBOR Loans, the Borrower has failed to elect a new Interest Period to be applicable thereto as provided in paragraph (a) above, the Borrower shall be deemed to have elected to continue such Borrowing of LIBOR Loans into a Borrowing of ABR Loans, effective as of the expiration date of such current Interest Period.

2.7. Pro Rata Borrowings. Each Borrowing of Revolving Credit Loans under this Agreement shall be granted by the Lenders pro rata on the basis of their then-applicable Revolving Credit Commitments. Each Borrowing of Incremental Tranche B Term Loans under this Agreement shall be granted by the Lenders pro rata on the basis of their then-applicable Incremental Tranche B Term Loan Commitments. It is understood that no Lender shall be responsible for any default by any other Lender in its obligation to make Loans hereunder and that each Lender shall be obligated to make the Loans provided to be made by it hereunder, regardless of the failure of any other Lender to fulfill its commitments hereunder.

2.8. Interest.

(a) The unpaid principal amount of each ABR Loan shall bear interest from the date of the Borrowing thereof until maturity (whether by acceleration or otherwise) at a rate per annum that shall at all times be the Applicable ABR Margin plus the ABR in effect from time to time.

(b) The unpaid principal amount of each LIBOR Loan shall bear interest from the date of the Borrowing thereof until maturity thereof (whether by acceleration or otherwise) at a rate per annum that shall at all times be the Applicable LIBOR Margin in effect from time to time plus the relevant LIBOR Rate.

(c) The unpaid principal amount of each Fixed Rate Loan shall bear interest from the date of the Borrowing thereof until maturity (whether by acceleration or otherwise) at a rate per annum that shall at all times be the Applicable Fixed Rate.

(d) If all or a portion of (i) the principal amount of any Loan or (ii) any interest or commitment fee after the cure period set forth in Section 12.1(b) payable thereon shall not be paid when due (whether at the stated maturity, by acceleration or otherwise), such overdue amount shall bear interest at a rate per annum that is (x) in the case of overdue principal, the rate that would otherwise be applicable thereto plus 2% or (y) in the case of any overdue interest or commitment fee, to the extent permitted by applicable law, the rate described in Section 2.8(a) plus 2% from and including the date of such non-payment to but excluding the date on which such amount is paid in full (after as well as before judgment).

(e) Interest on each Loan shall accrue from and including the date of any Borrowing to but excluding the date of any repayment thereof and shall be payable (i) in respect of each ABR Loan, quarterly in arrears on the last day of each March, June, September and December, (ii) in respect of each LIBOR Loan, on the last day of each Interest Period applicable thereto and, in the case of an Interest Period in excess of three months, on each date occurring at three-month intervals after the first day of such Interest Period, (iii) in respect of each Fixed Rate Loan, semi-annually in arrears on the last day of each January and July or (iv) in respect of each Loan (except, other than in the case of prepayments, any ABR Loan), on any prepayment (on the amount prepaid), at maturity (whether by acceleration or otherwise) and, after such maturity, on demand; provided, that interest shall be payable on the Amendment No. 5 Effective Date with respect to accrued and unpaid interest up to but excluding the Amendment No. 5 Effective Date with respect to the Tranche B-2 Term Loans (including the Converted Tranche B-2 Term Loans) outstanding immediately prior to such date.

(f) All computations of interest hereunder shall be made in accordance with Section 5.5.

(g) The Administrative Agent, upon determining the interest rate for any Borrowing of LIBOR Loans, shall promptly notify the Borrower and the relevant Lenders thereof. Each such determination shall, absent clearly demonstrable error, be final and conclusive and binding on all parties hereto.

2.9. Interest Periods. At the time the Borrower gives a Notice of Borrowing or Notice of Conversion or Continuation in respect of the making of, or conversion into or continuation as, a Borrowing of LIBOR Loans (in the case of the initial Interest Period applicable thereto) or prior to 10:00 a.m. (New York City time) on the third Business Day prior to the expiration of an Interest Period applicable to a Borrowing of LIBOR Loans, the Borrower shall have the right to elect by giving the Administrative Agent written notice (or telephonic notice promptly confirmed in writing) the Interest Period applicable to such Borrowing, which Interest Period shall, except as contemplated by Section 2.1(a), at the option of the Borrower be a one, two, three, six or (in the case of Revolving Credit Loans, if available to all the Lenders making such loans as determined by such Lenders in good faith based on prevailing market conditions) a nine or twelve month period; provided that the initial Interest Period may be for a period less than one month if agreed upon by the Borrower and the Agents.

Notwithstanding anything to the contrary contained above:

(a) the initial Interest Period for any Borrowing of LIBOR Loans shall commence on the date of such Borrowing (including the date of any conversion from a Borrowing of ABR Loans or) and each Interest Period occurring thereafter in respect of such Borrowing shall commence on the day on which the next preceding Interest Period expires;

(b) if any Interest Period relating to a Borrowing of LIBOR Revolving Credit Loans begins on the last Business Day of a calendar month or begins on a day for which there is no numerically corresponding day in the calendar month at the end of such Interest Period, such Interest Period shall end on the last Business Day of the calendar month at the end of such Interest Period;

(c) if any Interest Period would otherwise expire on a day that is not a Business Day, such Interest Period shall expire on the next succeeding Business Day; provided that if any Interest Period in respect of a LIBOR Loan would otherwise expire on a day that is not a Business Day but is a day of the month after which no further Business Day occurs in such month, such Interest Period shall expire on the next preceding Business Day; and

(d) the Borrower shall not be entitled to elect any Interest Period in respect of any LIBOR Loan if such Interest Period would extend beyond the applicable Maturity Date of such Loan.

2.10. Increased Costs, Illegality, etc.

(a) In the event that (x) in the case of clause (i) below, the Administrative Agent or (y) in the case of clauses (ii) and (iii) below, any Lender shall have reasonably determined (which determination shall, absent clearly demonstrable error, be final and conclusive and binding upon all parties hereto):

(i) on any date for determining the LIBOR Rate for any Interest Period that (x) deposits in the principal amounts of the Loans comprising such LIBOR Borrowing are not generally available in the relevant market or (y) by reason of any changes arising on or after the Closing Date affecting the interbank LIBOR market, adequate and fair means do not exist for ascertaining the applicable interest rate on the basis provided for in the definition of LIBOR Rate; or

(ii) at any time, that such Lender shall incur increased costs or reductions in the amounts received or receivable hereunder with respect to any LIBOR Loans (other than any such increase or reduction attributable to Indemnified Taxes and Other Taxes indemnifiable under Section 5.4 and Excluded Taxes) because of (x) any change since the Closing Date in any applicable law, governmental rule, regulation, guideline or order (or in the interpretation or administration thereof and including the introduction of any new law or governmental rule, regulation, guideline or order), such as, for example, without limitation, a change in official reserve requirements, and/or (y) other circumstances affecting the interbank LIBOR market or the position of such Lender in such market; or

(iii) at any time, that the making or continuance of any LIBOR Loan has become unlawful by compliance by such Lender in good faith with any law, governmental rule, regulation, guideline or order (or would conflict with any such governmental rule, regulation, guideline or order not having the force of law even though the failure to comply therewith would not be unlawful), or has become impracticable as a result of a contingency occurring after the Closing Date that materially and adversely affects the interbank LIBOR market;

then, and in any such event, such Lender (or the Administrative Agent, in the case of clause (i) above) shall within a reasonable time thereafter give notice (if by telephone, confirmed in writing) to the Borrower and to the Administrative Agent of such determination (which notice the Administrative Agent shall promptly transmit to each of the other Lenders). Thereafter (x) in the case of clause (i) above, LIBOR Term Loans and LIBOR Revolving Credit Loans shall no longer be available until such time as the Administrative Agent notifies the Borrower and the Lenders that the circumstances giving rise to such notice by the Administrative Agent no longer exist (which notice the Administrative Agent agrees to give at such time when such circumstances no longer exist), and any Notice of Borrowing or Notice of Conversion or Continuation given by the Borrower with respect to LIBOR Term Loans or LIBOR Revolving Credit Loans that have not yet been incurred shall be deemed rescinded by the Borrower (y) in the case of clause (ii) above, the Borrower shall pay to such Lender, promptly after receipt of written demand therefor such additional amounts (in the form of an increased rate of, or a different method of calculating, interest or otherwise as such Lender in its reasonable discretion shall determine) as shall be required to compensate such Lender for such increased costs or reductions in amounts receivable hereunder (it being agreed that a written notice as to the additional amounts owed to such Lender, showing in reasonable detail the basis for the calculation thereof, submitted to the Borrower by such Lender shall, absent clearly demonstrable error, be final and conclusive and binding upon all parties hereto) and (z) in the case of clause (iii) above, the Borrower shall take one of the actions specified in Section 2.10(b) as promptly as possible and, in any event, within the time period required by law.

(b) At any time that any LIBOR Loan is affected by the circumstances described in Section 2.10(a)(ii) or (iii), the Borrower may (and in the case of a LIBOR Loan affected pursuant to Section 2.10(a)(iii) shall) either (x) if the affected LIBOR Loan is then being made pursuant to a Borrowing, cancel said Borrowing by giving the Administrative Agent telephonic notice (confirmed promptly in writing) thereof on the same date that the Borrower was notified by a Lender pursuant to Section 2.10(a)(ii) or (iii) or (y) if the affected LIBOR Loan is then outstanding, upon at least three Business Days’ notice to the Administrative Agent, require the affected Lender to convert each such LIBOR Revolving Credit Loan and LIBOR Term Loan into an ABR Loan; provided that if more than one Lender is affected at any time, then all affected Lenders must be treated in the same manner pursuant to this Section 2.10(b).

(c) If, after the Closing Date, the adoption of any applicable law, rule or regulation regarding capital adequacy, or any change therein, or any change in the interpretation or administration thereof by any governmental authority, the National Association of Insurance Commissioners, central bank or comparable agency charged with the interpretation or administration thereof, or compliance by a Lender or its parent with any request or directive made or adopted after the Closing Date regarding capital adequacy (whether or not having the force of law) of any such authority, association, central bank or comparable agency, has or would have the effect of reducing the rate of return on such Lender’s or its parent’s or its Affiliate’s capital or assets as a consequence of such Lender’s commitments or obligations hereunder to a level below that which such Lender or its parent or its Affiliate could have achieved but for such adoption, effectiveness, change or compliance (taking into consideration such Lender’s or its parent’s policies with respect to capital adequacy), then from time to time, promptly after demand by such Lender (with a copy to the Administrative Agent), the Borrower shall pay to such Lender such additional amount or amounts as will compensate such Lender or its parent for such reduction, it being understood and agreed, however, that a Lender shall not be entitled to such compensation as a result of such Lender’s compliance with, or pursuant to any request or directive to comply with, any such law, rule or regulation as in effect on the Closing Date. Each Lender, upon determining in good faith that any additional amounts will be payable pursuant to this Section 2.10(c), will give prompt written notice thereof to the Borrower which notice shall set forth in reasonable detail the basis of the calculation of such additional amounts, although the failure to give any such notice shall not, subject to Section 2.13, release or diminish the Borrower’s obligations to pay additional amounts pursuant to this Section 2.10(c) upon receipt of such notice. For the avoidance of doubt, this Section 2.10(c) shall apply to all requests, rules, guidelines or directives concerning capital adequacy issued in connection with the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives concerning capital adequacy promulgated by the United States financial regulatory authorities (including regulations implementing the recommendations of the Bank for International Settlements), regardless of the date adopted, issued, promulgated or implemented.

(d) It is understood that to the extent duplicative of Section 5.4, this Section 2.10 shall not apply to Taxes.

2.11. Compensation. If (a) any payment of principal of any LIBOR Loan is made by the Borrower to or for the account of a Lender other than on the last day of the Interest Period for such LIBOR Loan as a result of a payment or conversion pursuant to Section 2.5, 2.6, 2.10, 5.1, 5.2 or 14.7, as a result of acceleration of the maturity of the Loans pursuant to Section 12 or for any other reason, (b) any Borrowing of LIBOR Loans is not made as a result of a withdrawn Notice of Borrowing, (c) any ABR Loan is not converted into a LIBOR Loan as a result of a withdrawn Notice of Conversion or Continuation, (d) any LIBOR Loan is not continued as an LIBOR Loan, as the case may be, as a result of a withdrawn Notice of Conversion or Continuation or (e) any prepayment of principal of any LIBOR Loan is not made as a result of a withdrawn notice of prepayment pursuant to Section 5.1 or 5.2, the Borrower shall, after receipt of a written request by such Lender (which request shall set forth in reasonable detail the basis for requesting such amount), pay to the Administrative Agent for the account of such Lender any amounts required to compensate such Lender for any additional losses, costs or expenses that such Lender may reasonably incur as a result of such payment, failure to convert, failure to continue or failure to prepay, including any loss, cost or expense (excluding loss of anticipated profits) actually incurred by reason of the liquidation or reemployment of deposits or other funds acquired by any Lender to fund or maintain such LIBOR Loan. ~~For the avoidance of doubt, notwithstanding the foregoing, no Lender shall demand, and the Borrower shall not be obliged to make, any funding loss payments pursuant to this Section 2.11 with respect to the payment or conversion on the Amendment No. 2 Effective Date with respect to the Converted Tranche B-1 Term Loans or the converted Tranche R-1 Revolving Credit Loans.~~

2.12. Change of Lending Office. Each Lender agrees that, upon the occurrence of any event giving rise to the operation of Section 2.10(a)(ii), 2.10(a)(iii), 2.10(b), 3.5 or 5.4 with respect to such Lender, it will, if requested by the Borrower use reasonable efforts (subject to overall policy considerations of such Lender) to designate another lending office for any Loans affected by such event; provided that such designation is made on such terms that such Lender and its lending office suffer no economic, legal or regulatory disadvantage, with the object of avoiding the consequence of the event giving rise to the operation of any such Section. Nothing in this Section 2.12 shall affect or postpone any of the obligations of the Borrower or the right of any Lender provided in Section 2.10, 3.5 or 5.4.

2.13. Notice of Certain Costs. Notwithstanding anything in this Agreement to the contrary, to the extent any notice required by Section 2.10, 2.11, 3.5 or 5.4 is given by any Lender more than 90 days after such Lender has knowledge (or should have had knowledge) of the occurrence of the event giving rise to the additional cost, reduction in amounts, loss, tax or other additional amounts described in such Sections, such Lender shall not be entitled to compensation under Section 2.10, 2.11, 3.5 or 5.4, as the case may be, for any such amounts incurred or accruing prior to the 91st day prior to the giving of such notice to the Borrower.

2.14. Incremental Facilities. The Borrower may by written notice to the Administrative Agent elect to request the establishment of one or more (x) Incremental Tranche B Term Loan commitments (the “Incremental Tranche B Term Loan Commitments”) and/or (y) Incremental Revolving Credit Commitments (the “Incremental Revolving Credit Commitment” and, together with the Incremental Tranche B Term Loan Commitments, the “Incremental Loan Commitments”) by an aggregate amount (A) not in excess of an amount such that, after giving pro forma effect thereto (including use of proceeds and assuming the Incremental Revolving Credit Commitments are fully drawn), (1) the Consolidated Secured Debt to Consolidated EBITDA Ratio is no greater than 2.50 to 1.00 and (2) the Consolidated Total Debt to Consolidated EBITDA Ratio is no greater than 6.75 to 1.00, in each case as of the last day of the most recently ended fiscal quarter after giving effect to such Incremental Loan Commitments (including use of proceeds and assuming the Incremental Revolving Credit Commitments are fully drawn) and (B) not less than $25,000,000 individually (or such lesser amount which shall be approved by the Administrative Agent), and integral multiples of $5,000,000 in excess of that amount; provided that (i) Incremental Tranche B Term Loan Commitments may be incurred without regard to the conditions set forth in the preceding clause (A) and without regard to the minimums set forth in the preceding clause (B) to the extent that the Net Cash Proceeds from such Incremental Loan Commitments on the date of incurrence (or substantially concurrently therewith) are used to refinance Term Loans or Incremental Tranche B Term Loans. Each such notice shall specify the date (each, an “Increased Amount Date”) on which the Borrower proposes that the Incremental Loan Commitments shall be effective, which shall be a date not less than 10 Business Days after the date on which such notice is delivered to the Administrative Agent (or such shorter period as is acceptable to the Administrative Agent); provided that any Lender offered or approached to provide all or a portion of the Incremental Loan Commitments may elect or decline, in its sole discretion, to provide an Incremental Loan Commitment. Such Incremental Loan Commitments shall become effective, as of such Increased Amount Date; provided that (1) no Default or Event of Default shall exist on such Increased Amount Date before or after giving effect to such Incremental Loan Commitments, as applicable; (2) both before and after giving effect to the making of any Series of Incremental Tranche B Term Loans or Incremental Revolving Loans, each of the conditions set forth in Section 7 shall be satisfied; (3) the Borrower and its Subsidiaries shall be in pro forma (giving effect to the application of proceeds of any incremental loans) compliance with the ~~covenants~~covenant set forth in Section 11 as of the last day of the most recently ended fiscal quarter after giving effect to such Incremental Loan Commitments and any Investment to be consummated in connection therewith; (4) the Incremental Loan Commitments shall be effected pursuant to one or more Joinder Agreements executed and delivered by the Borrower and the Administrative Agent, and each of which shall be recorded in the Register and shall be subject to the requirements set forth in Section 5.4(d); (5) the Borrower shall make any payments required pursuant to Section 2.11 in connection with the Incremental Loan Commitments, as applicable; and (6) the Borrower shall deliver or cause to be delivered any legal opinions or other documents reasonably requested by the Administrative Agent in connection with any such transaction. Any Incremental Tranche B Term Loans made on an Increased Amount Date may be designated, a separate series (a “Series”) or Class of Incremental Tranche B Term Loans for all purposes of this Agreement or may be an increase to an existing Series or Class.

On any Increased Amount Date on which Incremental Revolving Loan Commitments are effected, subject to the satisfaction of the foregoing terms and conditions, (a) each of the Lenders with Revolving Credit Commitments shall assign (on a pro rata basis between such Lender’s Tranche R-1 Revolving Credit Commitment and Tranche R-2 Revolving Credit Commitment) to each Lender with an Incremental Revolving Credit Commitment (each, an “Incremental Revolving Loan Lender”) and each of the Incremental Revolving Loan Lenders shall purchase from each of the Lenders with Revolving Credit Commitments, at the principal amount thereof (together with accrued interest), such interests in the Revolving Credit Loans (on a pro rata basis between such Lender’s outstanding Tranche R-1 Revolving Credit Loans and outstanding Tranche R-2 Revolving Credit Loans) outstanding on such Increased Amount Date as shall be necessary in order that, after giving effect to all such assignments and purchases, such Revolving Credit Loans will be held by existing Lenders with Revolving Credit Loans and Incremental Revolving Loan Lenders ratably in accordance with their Revolving Credit Commitments after giving effect to the addition of such Incremental Revolving Credit Commitments to the Revolving Credit Commitments, (b) each Incremental Revolving Credit Commitment shall be deemed for all purposes a Revolving Credit Commitment and each Loan made thereunder (an “Incremental Revolving Loan”) shall be deemed, for all purposes, a Revolving Credit Loan and (c) each Incremental Revolving Loan Lender shall become a Lender with respect to the Incremental Revolving Loan Commitment and all matters relating thereto.

On any Increased Amount Date on which any Incremental Tranche B Term Loan Commitments of any Series are effective, subject to the satisfaction of the foregoing terms and conditions, (i) each Lender with an Incremental Tranche B Term Loan Commitment (each, an “Incremental Tranche B Term Loan Lender”) of any Series shall make a Loan to the Borrower (an “Incremental Tranche B Term Loan”) in an amount equal to its Incremental Tranche B Term Loan Commitment of such Series, and (ii) each Incremental Tranche B Term Loan Lender of any Series shall become a Lender hereunder with respect to the Incremental Tranche B Term Loan Commitment of such Series and the Incremental Tranche B Term Loans of such Series made pursuant thereto.

The terms and provisions of the Incremental Tranche B Term Loans and Incremental Tranche B Term Loan Commitments of any Series shall be, except as otherwise set forth herein or in the Joinder Agreement, identical to the Tranche B-3 Term Loans; provided, however, that (i) the applicable Incremental Tranche B Term Loan Maturity Date of each Series shall be no shorter than the final maturity of the Tranche B-3 Term Loans, (ii) the weighted average life to maturity of the Incremental Tranche B Term Loans shall be no shorter than the remaining weighted average life to maturity of the then existing Tranche B-3 Term Loans and (iii) the rate of interest applicable to the Incremental Tranche B Term Loans of each Series shall be determined by the Borrower and the applicable new Lenders and shall be set forth in each applicable Joinder Agreement; provided that to the extent that the Applicable ABR Margin or Applicable LIBOR Margin for any Incremental Tranche B Term Loan is greater than the Applicable ABR Margin or Applicable LIBOR Margin for the Tranche B-3 Term Loans by more than 50 basis points, then such Applicable ABR Margin or Applicable LIBOR Margin for the Tranche B-3 Term Loans shall be increased to the extent necessary so that the Applicable ABR Margin or Applicable LIBOR Margin for the Incremental Tranche B Term Loans is 50 basis points higher than the Applicable ABR Margin or Applicable LIBOR Margin for the Tranche B-3 Term Loans; provided, further, that in determining the Applicable ABR Margin or Applicable LIBOR Margin applicable to the Tranche B-3 Term Loans and the Incremental Tranche B Term Loans, (x) original issue discount (“OID”) or upfront fees (which shall be deemed to constitute like amounts of OID) payable by the Borrower to the Lenders of the Tranche B-3 Term Loans or the Incremental Tranche B Term Loans in the primary syndication thereof shall be included (with OID being equated to interest based on an assumed four-year life to maturity) and (y) any underwriting or arrangement fees payable to the arrangers or their Affiliates in connection with the Tranche B-3 Term Loans and Incremental Tranche B Term Loans shall be excluded. The terms and provisions of the Incremental Revolving Loans and Incremental Revolving Credit Commitments shall be identical to the applicable Revolving Credit Loans and the applicable Revolving Credit Commitments.

Each Joinder Agreement may, without the consent of any other Lenders, effect such amendments to this Agreement and the other Credit Documents as may be necessary or appropriate, in the opinion of the Administrative Agent, to effect the provision of this Section 2.14.

2.15. Amendments Effecting a Maturity Extension. In addition, notwithstanding any other provision of this Agreement to the contrary:

(a) The Borrower may, by written notice to the Administrative Agent (who shall forward such notice to all applicable Lenders), make an offer (each such offer, an “Extension Offer”) on a pro rata basis to all the Lenders of any Class to make one or more amendments or modifications to allow the maturity of the Loans and/or Commitments of the Extending Lenders (as defined below) to be extended, and, in connection with such extension, to (i) reduce, eliminate or otherwise modify the scheduled amortization of the applicable Loans of the Extending Lenders, (ii) change the Applicable ABR Margin, Applicable LIBOR Margin, Applicable Fixed Rate and/or fees payable with respect to the applicable Loans and/or Commitments of the Extending Lenders and the payment of additional fees or other consideration to the Extending Lenders, and/or (iii) change such additional terms and conditions of this Agreement solely as applicable to the Extending Lenders (such additional changed terms and conditions (to the extent not otherwise approved by the requisite Lenders under Section 14.1) ~~to be effective only during the period following the original Tranche B-1 Term Loan Maturity Date, Tranche B-2 Term Loan Maturity Date and/or the Revolving Credit Maturity Date, as applicable, prior to its extension by such Extending Lenders)~~ (collectively, “Permitted Amendments”) pursuant to procedures reasonably acceptable to each of the Administrative Agent and the Borrower. Such notice shall set forth (i) the terms and conditions of the requested Permitted Amendment and (ii) the date on which such Permitted Amendment is requested to become effective (which shall not be less than 3 Business Days after the date of such notice). To the extent not otherwise approved by the requisite Lenders under Section 14.1, Permitted Amendments shall become effective only with respect to the Loans and/or Commitments of the Lenders that accept the Extension Offer (such Lenders, the “Extending Lenders”) and, in the case of any Extending Lender, only with respect to such Lender’s Loans and/or Commitments as to which such Lender’s acceptance has been made. The Borrower, each other Credit Party and each Extending Lender shall execute and deliver to the Administrative Agent an extension amendment to this Agreement (an “Extension Amendment”) and such other documentation as the Administrative Agent shall reasonably specify to evidence the acceptance of the Permitted Amendments and the terms and conditions thereof, including that the Loans and/or Commitments of the Extending Lenders may be designated a separate Series or Class or an increase to an existing Series or Class. The Administrative Agent shall promptly notify each Lender as to the effectiveness of the Extension Amendment. Each of the parties hereto hereby agrees that, upon the effectiveness of the Extension Amendment, this Agreement shall be deemed amended to the extent (but only to the extent) necessary to reflect the existence and terms of the Permitted Amendment evidenced thereby and only with respect to the Loans and Commitments of the Extending Lenders as to which such Lenders’ acceptance has been made.

(b) Any amendment or waiver of any provision of this Agreement or any other Credit Document, or consent to any departure by any Credit Party therefrom, made to effect any Permitted Amendment that by its express terms amends or modifies the rights or duties under this Agreement or such other Credit Document of one or more Classes of Lenders (but not of one or more other Classes of Lenders) may be effected by an agreement or agreements in writing signed by the Administrative Agent, the Borrower or the applicable Credit Party, as the case may be, and the requisite percentage in interest of each affected Class of Lenders that would be required to consent thereto under Section 14.1 as if all such affected Classes of Lenders were the only Lenders hereunder at the time.

(c) This Section shall supersede any provisions of this Agreement to the contrary, including Section 14.1, it being understood, however, that nothing in this Section shall impair or limit the effectiveness of any amendment effectuated in accordance with Section 14.1 (including, without limitation, any amendment effectuated simultaneously with any Permitted Amendment).

~~(d) If any Extension Amendment after the Amendment No. 3 Effective Date applies to Tranche B-2 Term Loans (such Loans, “Extended Tranche B-2 Term Loans” ) and if the Applicable ABR Margin or Applicable LIBOR Margin for such Extended Tranche B-2 Term Loans is greater than the Applicable ABR Margin or Applicable LIBOR Margin for the Tranche B-3 Term Loans by more than 50 basis points, then such Applicable ABR Margin or Applicable LIBOR Margin for the Tranche B-3 Term Loans shall be increased to the extent necessary so that the Applicable ABR Margin or Applicable LIBOR Margin for the Extended Tranche B-2 Term Loans is 50 basis points higher than the Applicable ABR Margin or Applicable LIBOR Margin for the Tranche B-3 Term Loans; provided, further, that in determining the Applicable ABR Margin or Applicable LIBOR Margin applicable to the Tranche B-3 Term Loans and the Extended Tranche B-2 Term Loans, (x) original issue discount (“OID”) or upfront fees (which shall be deemed to constitute like amounts of OID) payable by the Borrower to the Lenders of the Tranche B-3 Term Loans or the Extended Tranche B-2 Term Loans in the primary syndication thereof shall be included (with OID being equated to interest based on an assumed four-year life to maturity) and (y) any underwriting or arrangement fees payable to the arrangers or their Affiliates in connection with the Tranche B-3 Term Loans and Extended Tranche B-2 Term Loans shall be excluded.~~

(d) [Reserved].

2.16. MIRE Event. Notwithstanding anything to the contrary herein, the making, increasing, extension or renewal of any Loans pursuant to this Agreement shall be subject to flood insurance due diligence and flood insurance compliance in accordance with Section 9.3(c) hereto and shall otherwise be reasonably satisfactory to the Administrative Agent and the Lenders.

SECTION 3. Letters of Credit.

3.1. Letters of Credit.

(a) Subject to and upon the terms and conditions herein set forth, at any time and from time to time after the Closing Date and prior to the L/C Maturity Date, the Borrower may request that the Letter of Credit Issuer issue for the account of the Borrower (i) a standby letter of credit or letters of credit in Dollars or Euros, (ii) a sight trade letter of credit or letters of credit in Dollars or Euros or (iii) for the account of the Borrower and for the benefit of any creditor of the Borrower or its Subsidiaries located outside the United States, a bank guarantee or bank guarantees (collectively, the “Letters of Credit” and each, a “Letter of Credit”), in each case in such form as may be approved by the Letter of Credit Issuer in its reasonable discretion.

(b) Notwithstanding the foregoing, (i) no Letter of Credit shall be issued the Stated Amount of which, when added to the Letters of Credit Outstanding at such time, would exceed the Letter of Credit Commitment then in effect; (ii) no Letter of Credit shall be issued the Stated Amount of which would cause the aggregate amount of the Lender’s Revolving Credit Exposures at such time to exceed the Revolving Credit Commitment then in effect; (iii) each Letter of Credit shall have an expiration date occurring no later than one year after the date of issuance thereof, unless otherwise agreed upon by the Administrative Agent and the applicable Letter of Credit Issuer; provided that in no event shall such expiration date occur later than the L/C Maturity Date; (iv) each Letter of Credit shall be denominated in Dollars or Euros; and (v) no Letter of Credit shall be issued by a Letter of Credit Issuer after it has received a written notice from the Borrower or any Lender stating that a Default or Event of Default has occurred and is continuing until such time as the Letter of Credit Issuer shall have received a written notice of (x) rescission of such notice from the party or parties originally delivering such notice or (y) the waiver of such Default or Event of Default in accordance with the provisions of Section 14.1. Notwithstanding anything herein to the contrary, the issuance of Letters of Credit for the account of the Borrower shall be deemed a utilization of the Revolving Credit Commitments allocated to the Borrower.

(c) Upon at least one Business Day’s prior written notice (or telephonic notice promptly confirmed in writing) to the Administrative Agent and the Letter of Credit Issuer (which notice the Administrative Agent shall promptly transmit to each of the applicable Lenders), the Borrower shall have the right, on any day, permanently to terminate or reduce the Letter of Credit Commitment in whole or in part; provided that, after giving effect to such termination or reduction, the Letters of Credit Outstanding shall not exceed the Letter of Credit Commitment.

(d) The parties hereto agree that, subject to the satisfaction of the conditions precedent set forth in Section 6, the Existing Letters of Credit shall be deemed Letters of Credit for all purposes under this Agreement, without any further action by the Borrower.

(e) Notwithstanding anything to the contrary in this Section 3.1, a Letter of Credit Issuer shall be under no obligation to issue any Letter of Credit if:

(i) any Lender with a Revolving Credit Commitment is a Defaulting Lender at such time, unless such Letter of Credit Issuer has entered into arrangement reasonably satisfactory to it and the Borrower to eliminate such Letter of Credit Issuer’s risk with respect to the participation in Letters of Credit by such Defaulting Lender (which may include, without limitation, Cash Collateralizing such Defaulting Lender’s Revolving Credit Commitment Percentage of the Letters of Credit Outstanding);

(ii) any order, judgment or decree of any Governmental Authority or arbitrator shall by its terms purport to enjoin or restrain the Letter of Credit Issuer from issuing such Letter of Credit, or any law applicable to the Letter of Credit Issuer or any request or directive (whether or not having the force of law) from any Governmental Authority with jurisdiction over the Letter of Credit Issuer shall prohibit, or request that the Letter of Credit Issuer refrain from, the issuance of letters of credit generally or such Letter of Credit in particular or shall impose upon the Letter of Credit Issuer with respect to such Letter of Credit any restriction, reserve or capital requirement (for which the Letter of Credit Issuer is not otherwise compensated hereunder) not in effect on the Closing Date, or shall impose upon the Letter of Credit Issuer any unreimbursed loss, cost or expense which was not applicable on the Closing Date and which the Letter of Credit Issuer in good faith deems material to it; or

(iii) the issuance of such Letter of Credit would violate one or more policies of the Letter of Credit Issuer applicable to letters of credit generally.

3.2. Letter of Credit Requests.

(a) Whenever the Borrower desires that a Letter of Credit be issued for its account, it shall give the Administrative Agent and the Letter of Credit Issuer at least five (or such lesser number as may be agreed upon by the Administrative Agent and the Letter of Credit Issuer) Business Days’ written notice thereof. Each notice shall be executed by the Borrower and shall be in the form of Exhibit H hereto (each a “Letter of Credit Request”).

(b) The making of each Letter of Credit Request shall be deemed to be a representation and warranty by the Borrower that the Letter of Credit may be issued in accordance with, and will not violate the requirements of, Section 3.1(b).

3.3. Letter of Credit Participations.

(a) Immediately upon the issuance by the Letter of Credit Issuer of any Letter of Credit, the Letter of Credit Issuer shall be deemed to have sold and transferred to each other Lender that has a Revolving Credit Commitment (each such other Lender, in its capacity under this Section 3.3, an “L/C Participant”), and each such L/C Participant shall be deemed irrevocably and unconditionally to have purchased and received from the Letter of Credit Issuer, without recourse or warranty, an undivided interest and participation (each an “L/C Participation”), to the extent of such L/C Participant’s Revolving Credit Commitment Percentage in such Letter of Credit (on a pro rata basis between such Lender’s Tranche R-1 Revolving Credit Commitments and Tranche R-2 Revolving Credit Commitments), each substitute letter of credit, each drawing made thereunder and the obligations of the Borrower under this Agreement with respect thereto, and any security therefor or guaranty pertaining thereto (although Letter of Credit Fees will be paid directly to the Administrative Agent for the ratable account of the L/C Participants as provided in Section 4.1(b) and the L/C Participants shall have no right to receive any portion of any Fronting Fees).

(b) In determining whether to pay under any Letter of Credit, the relevant Letter of Credit Issuer shall have no obligation relative to the L/C Participants other than to confirm that any documents required to be delivered under such Letter of Credit have been delivered and that they appear to comply on their face with the requirements of such Letter of Credit. Any action taken or omitted to be taken by the relevant Letter of Credit Issuer under or in connection with any Letter of Credit issued by it, if taken or omitted in the absence of gross negligence or willful misconduct, shall not create for the Letter of Credit Issuer any resulting liability.

(c) In the event that the Letter of Credit Issuer makes any payment under any Letter of Credit issued by it and the Borrower shall not have repaid such amount in full to the respective Letter of Credit Issuer pursuant to Section 3.4(a), the Letter of Credit Issuer shall promptly notify the Administrative Agent and the Administrative Agent shall notify each applicable L/C Participant of such failure, and each such L/C Participant shall promptly and unconditionally pay to the Administrative Agent for the account of the Letter of Credit Issuer, the amount of such L/C Participant’s Revolving Credit Commitment Percentage of such unreimbursed payment in the Dollar Equivalent (on a pro rata basis between such Lender’s Tranche R-1 Revolving Credit Commitments and Tranche R-2 Revolving Credit Commitments); provided, however, that no L/C Participant shall be obligated to pay to the Administrative Agent for the account of the respective Letter of Credit Issuer its Revolving Credit Commitment Percentage of such unreimbursed amount arising from any wrongful payment made by the Letter of Credit Issuer under a Letter of Credit as a result of acts or omissions constituting willful misconduct or gross negligence on the part of the Letter of Credit Issuer. If the Letter of Credit Issuer so notifies, prior to 11:00 a.m. (New York City time) on any Business Day, any L/C Participant required to fund a payment under a Letter of Credit, such L/C Participant shall make available to the Administrative Agent for the account of the Letter of Credit Issuer such L/C Participant’s Revolving Credit Commitment Percentage of the amount of such payment on such Business Day in immediately available funds. If and to the extent such L/C Participant shall not have so made its Revolving Credit Commitment Percentage of the amount of such payment available to the Administrative Agent for the account of the Letter of Credit Issuer, such L/C Participant agrees to pay to the Administrative Agent for the account of the Letter of Credit Issuer, forthwith on demand, such amount, together with interest thereon for each day from such date until the date such amount is paid to the Administrative Agent for the account of the Letter of Credit Issuer at the Federal Funds Effective Rate. The failure of any L/C Participant to make available to the Administrative Agent for the account of the Letter of Credit Issuer its Revolving Credit Commitment Percentage of any payment under any Letter of Credit shall not relieve any other L/C Participant of its obligation hereunder to make available to the Administrative Agent for the account of the Letter of Credit Issuer its Revolving Credit Commitment Percentage of any payment under such Letter of Credit on the date required, as specified above, but no L/C Participant shall be responsible for the failure of any other L/C Participant to make available to the Administrative Agent such other L/C Participant’s Revolving Credit Commitment Percentage of any such payment.

(d) The obligations of the L/C Participants to make payments to the Administrative Agent for the account of a Letter of Credit Issuer with respect to Letters of Credit shall be irrevocable and not subject to counterclaim, set-off or other defense or any other qualification or exception whatsoever and shall be made in accordance with the terms and conditions of this Agreement under all circumstances, including under any of the following circumstances:

(i) any lack of validity or enforceability of this Agreement or any of the other Credit Documents;

(ii) the existence of any claim, set-off, defense or other right that the Borrower may have at any time against a beneficiary named in a Letter of Credit, any transferee of any Letter of Credit (or any Person for whom any such transferee may be acting), the Administrative Agent, the Letter of Credit Issuer, any Lender or other Person, whether in connection with this Agreement, any Letter of Credit, the transactions contemplated herein or any unrelated transactions (including any underlying transaction between the Borrower and the beneficiary named in any such Letter of Credit);

(iii) any draft, certificate or any other document presented under any Letter of Credit proving to be forged, fraudulent, invalid or insufficient in any respect or any statement therein being untrue or inaccurate in any respect;

(iv) the surrender or impairment of any security for the performance or observance of any of the terms of any of the Credit Documents; or

(v) the occurrence of any Default or Event of Default;

provided, however, that no L/C Participant shall be obligated to pay to the Administrative Agent for the account of the Letter of Credit Issuer its Revolving Credit Commitment Percentage of any unreimbursed amount arising from any wrongful payment made by the Letter of Credit Issuer under a Letter of Credit as a result of acts or omissions constituting willful misconduct or gross negligence on the part of the Letter of Credit Issuer.

(e) If the maturity date in respect of any Class of Revolving Credit Commitments occurs prior to the expiration of any Letter of Credit, then (i) if consented to by the Letter of Credit Issuer which issued such Letter of Credit, if one or more other Classes of Revolving Credit Commitments in respect of which the maturity date shall not have occurred are then in effect, such Letters of Credit shall automatically be deemed to have been issued (including for purposes of the obligations of the Lenders to purchase participations therein and to make Revolving Credit Loans and payments in respect thereof pursuant to this Section 3.3) under (and ratably participated in by Lenders pursuant to) the Revolving Credit Commitments in respect of such non-terminating Classes up to an aggregate amount not to exceed the aggregate principal amount of the unutilized Revolving Credit Commitments thereunder at such time (it being understood that no partial face amount of any Letter of Credit may be so reallocated) and (ii) to the extent not reallocated pursuant to immediately preceding clause (i), the Borrower shall Cash Collateralize any such Letter of

Credit in accordance with Section 3.7. If, for any reason, such Cash Collateral is not provided or the reallocation does not occur, the Revolving Credit Lenders under the maturing Class shall continue to be responsible for their participating interests in the Letters of Credit. Except to the extent of reallocations of participations pursuant to clause (i) above, the occurrence of a maturity date with respect to a given Class of Revolving Credit Commitments shall have no effect upon (and shall not diminish) the percentage participations of the Revolving Credit Lenders in any Letter of Credit issued before such maturity date. Commencing with the maturity date of any Class of Revolving Credit Commitments, the sublimit for Letters of Credit shall be agreed with the Lenders under the non-terminating Classes. For the avoidance of doubt, notwithstanding anything contained herein, the commitment of any Letter of Credit Issuer to act in its capacity as such cannot be extended beyond the Revolving Credit Maturity Date or increased without its prior written consent.

3.4. Agreement to Repay Letter of Credit Drawings.

(a) Upon receipt from the beneficiary of any Letter of Credit of any notice of a drawing under such Letter of Credit, the Letter of Credit Issuer shall notify the Borrower and the Administrative Agent thereof. In the case of a Letter of Credit denominated in a Foreign Currency, the Borrower shall reimburse the Letter of Credit Issuer in such Foreign Currency, unless (A) the Letter of Credit Issuer (at its option) shall have specified in such notice that it will require reimbursement in Dollars, or (B) in the absence of any such requirement for reimbursement in Dollars, the Borrower shall have notified the Letter of Credit Issuer promptly following receipt of the notice of drawing that the Borrower will reimburse the Letter of Credit Issuer in Dollars. In the case of any such reimbursement in Dollars of a drawing under a Letter of Credit denominated in a Foreign Currency, the Letter of Credit Issuer shall notify the Borrower of the Dollar Equivalent of the amount of the drawing promptly following the determination thereof. The Borrower hereby agrees to reimburse the relevant Letter of Credit Issuer, to the Administrative Agent in immediately available funds for any payment or disbursement made by the Letter of Credit Issuer under any Letter of Credit (each such amount so paid until reimbursed, an “Unpaid Drawing”) immediately after, and in any event on the date of, such payment, with interest on the amount so paid or disbursed by the Letter of Credit Issuer, to the extent not reimbursed prior to 5:00 p.m. (New York City time) on the date of such payment or disbursement, from and including the date paid or disbursed to but excluding the date the Letter of Credit Issuer is reimbursed therefor at a rate per annum that shall at all times be the Applicable ABR Margin plus the ABR Rate as in effect from time to time; provided that, notwithstanding anything contained in this Agreement to the contrary, (i) unless the Borrower shall have notified the Administrative Agent and the relevant Letter of Credit Issuer prior to 10:00 a.m. (New York City time) on the date of such drawing that the Borrower intends to reimburse the relevant Letter of Credit Issuer for the amount of such drawing with funds other than the proceeds of Loans, the Borrower shall be deemed to have given a Notice of Borrowing requesting that, with respect to Letters of Credit, that the Lenders with Revolving Credit Commitments make Revolving Credit Loans (which shall be ABR Loans) and (ii) the Administrative Agent shall promptly notify each relevant L/C Participant of such drawing and the amount of its Revolving Credit Loan to be made in respect thereof, and each L/C Participant shall be irrevocably obligated to make a Revolving Credit Loan (on a pro rata basis between such Lender’s Tranche R-1 Revolving Credit Commitments and Tranche R-2 Revolving Credit Commitments) to the Borrower in the manner deemed to have been requested in the amount of its Revolving Credit Commitment Percentage of the applicable Unpaid Drawing by 12:00 noon (New York City time) on such Business Day by making the amount of such Revolving Credit Loan available to the Administrative Agent. Such Revolving Credit Loans shall be made without regard to the Minimum Borrowing Amount. The Administrative Agent shall use the proceeds of such Revolving Credit Loans solely for purpose of reimbursing the Letter of Credit Issuer for the related Unpaid Drawing.

(b) The obligations of the Borrower under this Section 3.4 to reimburse the Letter of Credit Issuer with respect to Unpaid Drawings (including, in each case, interest thereon) shall be absolute and unconditional under any and all circumstances and irrespective of any set-off, counterclaim or defense to payment that the Borrower or any other Person may have or have had against the Letter of Credit Issuer, the Administrative Agent or any Lender (including in its capacity as an L/C Participant), including any defense based upon the failure of any drawing under a Letter of Credit (each a “Drawing”) to conform to the terms of the Letter of Credit or any non-application or misapplication by the beneficiary of the proceeds of such Drawing; provided that the Borrower shall not be obligated to reimburse the Letter of Credit Issuer for any wrongful payment made by the Letter of Credit Issuer under the Letter of Credit issued by it as a result of acts or omissions constituting willful misconduct or gross negligence on the part of the Letter of Credit Issuer.

3.5. Increased Costs. If, after the Closing Date, the adoption of any applicable law, rule or regulation, or any change therein, or any change in the interpretation or administration thereof by any Governmental Authority, central bank or comparable agency charged with the interpretation or administration thereof, or actual compliance by the Letter of Credit Issuer or any L/C Participant with any request or directive made or adopted after the Closing Date (whether or not having the force of law), by any such authority, central bank or comparable agency shall either (a) impose, modify or make applicable any reserve, deposit, capital adequacy or similar requirement against letters of credit issued by the Letter of Credit Issuer, or any L/C Participant’s L/C Participation therein, or (b) impose on the Letter of Credit Issuer or any L/C Participant any other conditions affecting its obligations under this Agreement in respect of Letters of Credit or L/C Participations therein or any Letter of Credit or such L/C Participant’s L/C Participation therein, and the result of any of the foregoing is to increase the cost to the Letter of Credit Issuer or such L/C Participant of issuing, maintaining or participating in any Letter of Credit, or to reduce the amount of any sum received or receivable by the Letter of Credit Issuer or such L/C Participant hereunder (other than any such increase or reduction attributable to Indemnified Taxes and Other Taxes indemnifiable under Section 5.4 and Excluded Taxes) in respect of Letters of Credit or L/C Participations therein, then, promptly after receipt of written demand to the Borrower by the Letter of Credit Issuer or such L/C Participant, as the case may be (a copy of which notice shall be sent by the Letter of Credit Issuer or such L/C Participant to the Administrative Agent (with respect to Letter of Credit issued on account of the Borrower)), the Borrower shall pay to the Letter of Credit Issuer or such L/C Participant such additional amount or amounts as will compensate the Letter of Credit Issuer or such L/C Participant for such increased cost or reduction, it being understood and agreed, however, that the Letter of Credit Issuer or a L/C Participant shall not be entitled to such compensation as a result of such Person’s compliance with, or pursuant to any request or directive to comply with, any such law, rule or regulation as in effect on the Closing Date. A certificate submitted to the Borrower by the relevant Letter of Credit Issuer or a L/C Participant, as the case may be (a copy of which certificate shall be sent by the Letter of Credit Issuer or such L/C Participant to the Administrative Agent (with respect to Letters of Credit issued on account of the Borrower)), setting forth in reasonable detail the basis for the determination of such additional amount or amounts necessary to compensate the Letter of Credit Issuer or such L/C Participant as aforesaid shall be conclusive and binding on the Borrower absent clearly demonstrable error. It is understood that, to the extent duplicative of Section 5.4, this Section 3.5 shall not apply to Taxes. For the avoidance of doubt, this Section 3.5 shall apply to all requests, rules, guidelines or directives concerning capital adequacy issued in connection with the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives concerning capital adequacy promulgated by the United States financial regulatory authorities (including regulations implementing the recommendations of the Bank for International Settlements), regardless of the date adopted, issued, promulgated or implemented.

3.6. Successor Letter of Credit Issuer. A Letter of Credit Issuer may resign as Letter of Credit Issuer upon 60 days’ prior written notice to the Administrative Agent, the Lenders and the Borrower. If the Letter of Credit Issuer shall resign as Letter of Credit Issuer under this Agreement, then the Borrower shall appoint from among the Lenders with Revolving Credit Commitments a successor issuer of Letters of Credit, whereupon such successor issuer shall succeed to the rights, powers and duties of the Letter of Credit Issuer, and the term “Letter of Credit Issuer” shall mean such successor issuer effective upon such appointment. At the time such resignation shall become effective, the Borrower shall pay to the resigning Letter of Credit Issuer all accrued and unpaid fees pursuant to Sections 4.1(c) and (d). The acceptance of any appointment as the Letter of Credit Issuer hereunder by a successor Lender shall be evidenced by an agreement entered into by such successor, in a form satisfactory to the Borrower and the Administrative Agent and, from and after the effective date of such agreement, such successor Lender shall have all the rights and obligations of the previous Letter of Credit Issuer under this Agreement and the other Credit Documents. After the resignation of the Letter of Credit Issuer hereunder, the resigning Letter of Credit Issuer shall remain a party hereto and shall continue to have all the rights and obligations of a Letter of Credit Issuer under this Agreement and the other Credit Documents with respect to Letters of Credit issued by it prior to such resignation, but shall not be required to issue additional Letters of Credit. After any retiring Letter of Credit Issuer’s resignation as Letter of Credit Issuer, the provisions of this Agreement relating to the Letter of Credit Issuer shall inure to its benefit as to any actions taken or omitted to be taken by it (a) while it was Letter of Credit Issuer under this Agreement or (b) at any time with respect to Letters of Credit issued by such Letter of Credit Issuer.

3.7. Cash Collateral.

(a) Certain Credit Support Events. Upon the request of the Administrative Agent or the Letter of Credit Issuer (i) if the Letter of Credit Issuer has honored any full or partial drawing request under any Letter of Credit and such drawing has resulted in an Unpaid Drawing that has not been reimbursed by the Borrower pursuant to Section 3.4(a) (including by means of a Borrowing of Revolving Credit Loans as set forth therein), or (ii) if, as of the L/C Maturity Date, any Letter of Credit Outstanding for any reason remains outstanding, the Borrower shall, in each case, immediately Cash Collateralize the then Letters of Credit Outstanding of all Letters of Credit Outstanding. At any time that there shall exist a Defaulting Lender, and if the reallocation described in Section 3.8(a)(iv) cannot, or can only be partially effected, the Borrower shall within three Business Days following the request of the Administrative Agent, the Letter of Credit Issuer or the Swingline Lender, the Borrower shall deliver to the Administrative Agent Cash Collateral in an amount sufficient to cover all Fronting Exposure (after giving effect to Section 3.8(a)(iv) and any Cash Collateral provided by the Defaulting Lender). If at any time the Administrative Agent determines that any funds held as Cash Collateral are subject to any right or claim of any Person other than the Administrative Agent or that the total amount of such funds is less than the aggregate Letters of Credit Outstanding of all Letters of Credit Outstanding, the Borrower will, forthwith upon demand by the Administrative Agent, pay to the Administrative Agent, as additional funds to be deposited as Cash Collateral, an amount equal to the excess of (x) such aggregate Letters of Credit Outstanding over (y) the total amount of funds, if any, then held as Cash Collateral that the Administrative Agent determines to be free and clear of any such right and claim. Upon the drawing of any Letter of Credit for which funds are on deposit as Cash Collateral, such funds shall be applied, to the extent permitted under applicable laws, to reimburse the Letter of Credit Issuer.

(b) Grant of Security Interest. All Cash Collateral (other than credit support not constituting funds subject to deposit) shall be maintained in blocked, non-interest bearing deposit accounts at Bank of America. The Borrower, and to the extent provided by any Lender, such Lender, hereby grants to (and subjects to the control of) the Administrative Agent, for the benefit of the Administrative Agent, the Letter of Credit Issuer and the Lenders (including the Swingline Lender), and agrees to maintain, a first priority security interest in all such cash, deposit accounts and all balances therein, and all other property so provided as collateral pursuant hereto, and in all proceeds of the foregoing, all as security for the obligations to which such Cash Collateral may be applied pursuant to Section 3.7(c). If at any time the Administrative Agent determines that Cash Collateral is subject to any right or claim of any Person other than the Administrative Agent as herein provided, or that the total amount of such Cash Collateral is less than the applicable Fronting Exposure and other obligations secured thereby, the Borrower or the relevant Defaulting Lender will, promptly upon demand by the Administrative Agent, pay or provide to the Administrative Agent additional Cash Collateral in an amount sufficient to eliminate such deficiency.

(c) Application. Notwithstanding anything to the contrary contained in this Agreement, Cash Collateral provided under any of this Section 3.7 or Sections 2.1, 3.8, 5.2 or 12 in respect of Letters of Credit or Swingline Loans shall be held and applied to the satisfaction of the specific Letters of Credit Outstanding, Swingline Loans, obligations to fund participations therein (including, as to Cash Collateral provided by a Defaulting Lender, any interest accrued on such obligation) and other obligations for which the Cash Collateral was so provided, prior to any other application of such property as may be provided for herein.

(d) Release. Cash Collateral (or the appropriate portion thereof) provided to reduce Fronting Exposure or other obligations shall be released promptly following (i) the elimination of the applicable Fronting Exposure or other obligations giving rise thereto (including by the termination of Defaulting Lender status of the applicable Lender (or, as appropriate, its assignee following compliance with Section 14.6(b)(vii))) or (ii) the Administrative Agent’s good faith determination that there exists excess Cash Collateral; provided, however, (x) that Cash Collateral furnished by or on behalf of a Credit Party shall not be released during the continuance of a Default or Event of Default, and (y) the Person providing Cash Collateral and the Letter of Credit Issuer or Swingline Lender, as applicable, may agree that Cash Collateral shall not be released but instead held to support future anticipated Fronting Exposure or other obligations.

3.8. Defaulting Lenders.

(a) Adjustments. Notwithstanding anything to the contrary contained in this Agreement, if any Lender becomes a Defaulting Lender, then, until such time as that Lender is no longer a Defaulting Lender, to the extent permitted by applicable law:

(i) Waivers and Amendments. That Defaulting Lender’s right to approve or disapprove any amendment, waiver or consent with respect to this Agreement shall be restricted as set forth in Section 14.1.

(ii) Reallocation of Payments. Any payment of principal, interest, fees or other amounts received by the Administrative Agent for the account of that Defaulting Lender (whether voluntary or mandatory, at maturity, pursuant to Section 12 or otherwise, and including any amounts made available to the Administrative Agent by that Defaulting Lender pursuant to Section 14.8), shall be applied at such time or times as may be determined by the Administrative Agent as follows: first, to the payment of any amounts owing by that Defaulting Lender to the Administrative Agent hereunder; second, to the payment on a pro rata basis of any amounts owing by that Defaulting Lender to the Letter of Credit Issuer or Swingline Lender hereunder; third, if so determined by the Administrative Agent or requested by the Letter of Credit Issuer or Swingline Lender, to be held as Cash Collateral for future funding obligations of that Defaulting Lender of any participation in any Swingline Loan or Letter of Credit; fourth, as the Borrower may request (so long as no Default or Event of Default exists), to the funding of any Loan in respect of which that Defaulting Lender has failed to fund its portion thereof as required by this Agreement, as determined by the Administrative Agent; fifth, if so determined by the Administrative Agent and the Borrower, to be held in a non-interest bearing deposit account and released in order to satisfy obligations of that Defaulting Lender to fund Loans under this Agreement; sixth, to the payment of any amounts owing to the Lenders, the Letter of Credit Issuer or Swingline Lender as a result of any judgment of a court of competent jurisdiction obtained by any Lender, the Letter of Credit Issuer or Swingline Lender against that Defaulting Lender as a result of that Defaulting Lender’s breach of its obligations under this Agreement; seventh, so long as no Default or Event of Default exists, to the payment of any amounts owing to the Borrower as a result of any judgment of a court of competent jurisdiction obtained by the Borrower against that Defaulting Lender as a result of that Defaulting Lender’s breach of its obligations under this Agreement; and eighth, to that Defaulting Lender or as otherwise directed by a court of competent jurisdiction; provided that if (x) such payment is a payment of the principal amount of any Loans or Unpaid Drawings in respect of which that Defaulting Lender has not fully funded its appropriate share and (y) such Loans or Unpaid Drawings were made at a time when the conditions set forth in Section 7 were satisfied or waived, such payment shall be applied solely to pay the Loans of, and Unpaid Drawings owed to, all non-Defaulting Lenders on a pro rata basis prior to being applied to the payment of any Loans of, or Unpaid Drawings owed to, that Defaulting Lender. Any payments, prepayments or other amounts paid or payable to a Defaulting Lender that are applied (or held) to pay amounts owed by a Defaulting Lender or to post Cash Collateral pursuant to this Section 3.8(a)(ii) shall be deemed paid to and redirected by that Defaulting Lender, and each Lender irrevocably consents hereto.

(iii) Certain Fees. That Defaulting Lender (x) shall not be entitled to receive any commitment fee pursuant to Section 4.1(a) for any period during which that Lender is a Defaulting Lender (and the Borrower shall not be required to pay any such fee that otherwise would have been required to have been paid to that Defaulting Lender) and (y) shall be limited in its right to receive Letter of Credit Fees as provided in Section 4.1(b).

(iv) Reallocation of Applicable Percentages to Reduce Fronting Exposure. During any period in which there is a Defaulting Lender, for purposes of computing the amount of the obligation of each non-Defaulting Lender to acquire, refinance or fund participations in Letters of Credit or Swingline Loans pursuant to Sections 2.1(c) and 5, the “Revolving Credit Commitment Percentage~~”~~,” “Tranche R-1 Aggregate Revolving Credit Commitment Percentage~~”~~,”“Tranche R-1 Revolving Credit Commitment Percentage~~”~~,” Tranche R-2 Aggregate Revolving Credit Commitment Percentage” and “Tranche R-2 Revolving Credit Commitment Percentage” of each non-Defaulting Lender shall be computed without giving effect to the Commitment of that Defaulting Lender; provided, that, (i) each such reallocation shall be given effect only if, at the date the applicable Lender becomes a Defaulting Lender, no Default or Event of Default exists; (ii) the conditions set forth in Section 7.1(b) are satisfied at the time of such reallocation (and, unless the Borrower shall have otherwise notified the Administrative Agent at the time, the Borrower shall be deemed to have represented and warranted that such conditions are satisfied at such time); and (iii) the aggregate obligation of each non-Defaulting Lender to acquire, refinance or fund participations in Letters of Credit and Swingline Loans shall not exceed the positive difference, if any, of (1) the Commitment of that non-Defaulting Lender minus (2) such non-Defaulting Lender’s Revolving Credit Exposure.

(b) Defaulting Lender Cure. If the Borrower, the Administrative Agent, Swingline Lender and the Letter of Credit Issuer agree in writing in their sole discretion that a Defaulting Lender should no longer be deemed to be a Defaulting Lender, the Administrative Agent will so notify the parties hereto, whereupon as of the effective date specified in such notice and subject to any conditions set forth therein (which may include arrangements with respect to any Cash Collateral), that Lender will, to the extent applicable, purchase that portion of outstanding Loans of the other Lenders or take such other actions as the Administrative Agent may determine to be necessary to cause the committed Loans and funded and unfunded participations in Letters of Credit and Swingline Loans to be held on a pro rata basis by the Lenders in accordance with their Revolving Credit Commitment Percentages (without giving effect to Section 3.8(a)(iv)), whereupon that Lender will cease to be a Defaulting Lender; provided that no adjustments will be made retroactively with respect to fees accrued or payments made by or on behalf of the Borrower while that Lender was a Defaulting Lender; and provided, further, that except to the extent otherwise expressly agreed by the affected parties, no change hereunder from Defaulting Lender to Lender will constitute a waiver or release of any claim of any party hereunder arising from that Lender’s having been a Defaulting Lender.

(c) Termination of Revolving Credit Commitments. Anything in this Agreement to the contrary notwithstanding, the Borrower may terminate the unused amount of the Revolving Credit Commitment of a Defaulting Lender on a non-pro rata basis upon not less than three Business Days’ prior notice to the Administrative Agent (which shall promptly notify the Lenders thereof), provided that such termination will not be deemed to be a waiver or release of any claim the Borrower, the Administrative Agent, the Letter of Credit Issuer or any Lender may have against such Defaulting Lender.

3.9. Applicability of ISP and UCP. Unless otherwise expressly agreed by the Letter of Credit Issuer and the Borrower when a Letter of Credit is issued (including any such agreement applicable to an Existing Letter of Credit), (i) the rules of the ISP shall apply to each standby Letter of Credit, and (ii) the rules of the Uniform Customs and Practice for Documentary Credits, as most recently published by the International Chamber of Commerce at the time of issuance shall apply to each commercial Letter of Credit.

3.10. Letters of Credit Issued for Subsidiaries. Notwithstanding that a Letter of Credit issued or outstanding hereunder is in support of any obligations of, or is for the account of, a Subsidiary, the Borrower shall be obligated to reimburse the Letter of Credit Issuer hereunder for any and all drawings under such Letter of Credit. The Borrower hereby acknowledges that the issuance of Letters of Credit for the account of Subsidiaries inures to the benefit of the Borrower, and that the Borrower’s business derives substantial benefits from the businesses of such Subsidiaries.

SECTION 4. Fees; Commitments.

4.1. Fees.

(a) (i) The Borrower agrees to pay to the Administrative Agent in Dollars, for the account of each Lender having a Revolving Credit Commitment (in each case pro rata according to the respective Revolving Credit Commitments of all such Lenders), a commitment fee for each day from and including the Closing Date to but excluding the Final Date. Such commitment fee shall be payable in arrears (x) on the last day of each March, June, September and December (for the three-month period (or portion thereof) ended on such day for which no payment has been received) and (y) on the Final Date (for the period ended on such date for which no payment has been received pursuant to clause (x) above), and shall be computed for each day during such period at a rate per annum equal to the Commitment Fee Rate in effect on such day on the Available Commitments in effect on such day.

(ii) Notwithstanding the foregoing, the Borrower shall not be obligated to pay any amounts to any Defaulting Lender pursuant to this Section 4.1.

(b) The Borrower agrees to pay to the Administrative Agent in Dollars for the account of the Lenders pro rata on the basis of their respective Letter of Credit Exposure, a fee in respect of each Letter of Credit (the “Letter of Credit Fee”), for the period from and including the date of issuance of such Letter of Credit to but excluding the termination date of such Letter of Credit computed at the per annum rate for each day equal to the Applicable LIBOR Margin for (i) with respect to any Lender’s Letter of Credit Exposure allocated to such Lender’s Tranche R-1 Revolving Credit Commitment, Tranche R-1 Revolving Credit Loans and (i) with respect to any Lender’s Letter of Credit Exposure allocated to such Lender’s Tranche R-2 Revolving Credit Commitment, Tranche R-2 Revolving Credit Loans and, in each case, minus 0.125% per annum on the average daily Stated Amount of such Letter of Credit. Such Letter of Credit Fees shall be due and payable quarterly in arrears on the last day of each March, June, September and December and on the date upon which such Revolving Credit Commitment terminates and the Letters of Credit Outstanding shall have been reduced to zero.

(c) The Borrower agrees to pay directly to the Letter of Credit Issuer in Dollars, a fronting fee (the “Fronting Fee”) computed on the Dollar Equivalent of the daily amount available to be drawn under such Letter of Credit computed at the rate of each day equal to 0.125% per annum on the daily Stated Amount of such Letter of Credit. Such Fronting Fees shall be due and payable quarterly in arrears on the last day of each March, June, September and December and on the date upon which any Revolving Credit Commitment terminates and the Letters of Credit Outstanding shall have been reduced to zero.

(d) The Borrower agrees to pay on the Closing Date to each Lender party to this Agreement on the Closing Date, as fee compensation for the funding of such Lender’s Term Loan, a closing fee (the “Closing Fee”) in an amount equal to 0.5% of the stated principal amount of such Lender’s Term Loan made on the Closing Date. Such Closing Fee will be in all respects fully earned, due and payable on the Closing Date and non-refundable and non-creditable thereafter and such Closing Fee shall be netted against Term Loans made by such Lender. The Borrower agrees to pay on the Amendment No. 3 Effective Date to each Tranche B-3 Term Loan Lender party to this Agreement on the Amendment No. 3 Effective Date, as fee compensation for the funding of such Tranche B-3 Term Loan Lender’s Tranche B-3 Term Loan, a closing fee (the “Amendment No. 3 Closing Fee”) in an amount equal to 1.0% of the stated principal amount of such Tranche B-3 Term Loan Lender’s Tranche B-3 Term Loan made on the Amendment No. 3 Effective Date. Such Amendment No. 3 Closing Fee will be in all respects fully earned, due and payable and will be paid in cash on the Amendment No. 3 Effective Date and will be non-refundable and non-creditable thereafter.

(e) The Borrower agrees to pay directly to the Letter of Credit Issuer in Dollars upon each issuance of, drawing under, and/or amendment of, a Letter of Credit issued by it such amount as the Letter of Credit Issuer and the Borrower shall have agreed upon for issuances of, drawings under or amendments of, letters of credit issued by it.

4.2. Voluntary Reduction of Revolving Credit Commitments. Upon at least one Business Day’s prior written notice (or telephonic notice promptly confirmed in writing) to the Administrative Agent at the Administrative Agent’s Office (which notice the Administrative Agent shall promptly transmit to each of the Lenders), the Borrower (on behalf of itself) shall have the right, without premium or penalty, on any day, permanently to terminate or reduce the Revolving Credit Commitments of any Class in whole or in part; provided that (a) any such reduction shall apply proportionately and permanently to reduce the Revolving Credit Commitment of such Class of each of the Lenders, (b) any partial reduction pursuant to this Section 4.2 shall be in the amount of at least $5,000,000 and (c) after giving effect to such termination or reduction and to any prepayments of the Loans made on the date thereof in accordance with this Agreement, (i) the aggregate amount of the Lenders’ Revolving Credit Exposures shall not exceed the Total Revolving Credit Commitment, (ii) the aggregate amount of the Lenders’ Tranche R-1 Revolving Credit Exposures shall not exceed the aggregate Tranche R-1 Revolving Credit Commitment and (iii) the aggregate amount of the Lenders’ Tranche R-2 Revolving Credit Exposures shall not exceed the aggregate Tranche R-2 Revolving Credit Commitment.

4.3. Mandatory Termination of Commitments.

~~(a) The Tranche B Term Loan Commitments shall terminate at 5:00 p.m. (New York City time) on the Closing Date.~~

(a) [Reserved].

(b) ~~The Tranche B-2 Term Loan Commitments shall terminate at 5:00 p.m. (New York City time) on the Amendment No. 2 Effective Date.~~[Reserved].

(c) The Tranche B-3 Term Loan Commitments shall terminate at 5:00 p.m. (New York City time) on the Amendment No. 3 Effective Date.

(d) The Tranche B-4 Term Loan Commitments shall terminate at 5:00 p.m. (New York City time) on the Amendment No. 5 Effective Date.

(e) The Tranche B-5 Term Loan Commitments shall terminate at 5:00 p.m. (New York City time) on the Amendment No. 5 Effective Date.

(f) ~~The Tranche R-1 Revolving Credit Commitment shall terminate at 5:00 p.m. (New York City time) on the Tranche R-1 Revolving Credit Maturity Date.~~[Reserved].

(g) ~~The Tranche R-2 Revolving Credit Commitment shall terminate at 5:00 p.m. (New York City time) on the Tranche R-2 Revolving Credit Maturity Date.~~[Reserved].

(h) The Swingline Commitment shall terminate at 5:00 p.m. (New York City time) on the Swingline Maturity Date.

(i) The Incremental Tranche B Term Loan Commitment for any Series shall terminate at 5:00 p.m. (New York City time) on the Increased Amount Date for such Series.

(j) If any prepayment of Term Loans would otherwise be required pursuant to Section 5.2(a) but cannot be made because there are no Term Loans outstanding, or because the amount of the required prepayment exceeds the outstanding amount of Term Loans, then, on the date that such prepayment is required, an aggregate amount equal to the amount of the required prepayment, or the excess of such amount over the outstanding amount of Term Loans, as the case may be, shall be applied by the Borrower, first, to repay the outstanding principal amount of Swingline Loans, second, after all Swingline Loans have been paid in full, Revolving Credit Loans (without a reduction of the Revolving Credit Commitment) and third, after all Revolving Credit Loans have been paid in full, to Cash Collateralize Letters of Credit.

SECTION 5. Payments.

5.1. Voluntary Prepayments.

(a) The Borrower shall have the right to prepay Term Loans, Revolving Credit Loans and Swingline Loans, in each case, without premium or penalty, in whole or in part from time to time on the following terms and conditions and subject to clause (b) and (c) below: (a) the Borrower shall give the Administrative Agent and at the Administrative Agent’s Office written notice (or telephonic notice promptly confirmed in writing) of its intent to make such prepayment, the amount of such prepayment and (in the case of LIBOR Loans) the specific Borrowing(s) pursuant to which made, which notice shall be given by the Borrower no later than (i) in the case of Term Loans or Revolving Credit Loans, 10:00 a.m. (New York City time) one Business Day (or, in the case of LIBOR Loans, three Business Days) prior to, or (ii) in the case of Swingline Loans, 10:00 a.m. (New York City time) on, the date of such prepayment and shall promptly be transmitted by the Administrative Agent to each of the Lenders or the Swingline Lender, as the case may be; (b) each partial prepayment of any Borrowing of Term Loans or Revolving Credit Loans shall be in a multiple of $100,000 and in an aggregate principal amount of at least $1,000,000 and each partial prepayment of Swingline Loans shall be in a multiple of $10,000 and in an aggregate principal amount of at least $100,000, provided that no partial prepayment of LIBOR Term Loans or LIBOR Revolving Credit Loans made pursuant to a single Borrowing shall reduce the outstanding LIBOR Term Loans or LIBOR Revolving Credit Loans made pursuant to such Borrowing to an amount less than the Minimum Borrowing Amount for LIBOR Term Loans or LIBOR Revolving Credit Loans and (c) any prepayment of LIBOR Term Loans or LIBOR Revolving Credit

Loans pursuant to this Section 5.1 on any day other than the last day of an Interest Period applicable thereto shall be subject to compliance by the Borrower with the applicable provisions of Section 2.11. At the Borrower’s election, prepayments of Terms Loans pursuant to this Section 5.1 may be applied (i) pro rata among the Tranche B-~~1 Term Loans, the Tranche B-2 Term Loans, the Tranche B-~~3 Term Loans, the Tranche B-4 Term Loans ~~and~~, the Tranche B-5 Term Loans or (ii) among the Class or Classes of Term Loans as the Borrower may specify, subject to the pro rata application to Loans outstanding within any Class of Term Loans. Each prepayment in respect of any tranche of Term Loans pursuant to this Section 5.1 shall be applied to reduce Term Loans in such order as the Borrower may determine. At the Borrower’s election in connection with any prepayment pursuant to this Section 5.1, such prepayment shall not be applied to any Term Loan or Revolving Credit Loan of a Defaulting Lender. Each prepayment of Revolving Credit Loans (other than any prepayment made in connection with a reduction of Revolving Credit Commitments pursuant to Section 4.2 or 4.3) shall be automatically applied pro rata among Tranche R-1 Revolving Credit Loans and Tranche R-2 Revolving Credit Loans.

~~(b)~~

(b) (i) In the event that, on or prior to the first anniversary of the Amendment No. 3 Effective Date, there shall become effective (A) any amendment, amendment and restatement or other modification of this Agreement which reduces the Applicable ABR Margin or Applicable LIBOR Margin with respect to the Tranche B-3 Term Loans or (B) any optional prepayment or refinancing of the Tranche B-3 Term Loans with proceeds of the substantially concurrent incurrence of new long-term Indebtedness having lower applicable rates than the Applicable ABR Margin or Applicable LIBOR Margin for the Tranche B-3 Term Loans then in effect (other than, in each case, (x) concurrently with, or within 90 days after, an Eligible IPO, (y) in connection with any Material Acquisition or (z) in connection with any Change of Control) each such amendment, amendment and restatement, modification, prepayment or refinancing pursuant to clause (A) or (B), as the case may be, shall be accompanied by a fee or prepayment premium, as applicable, equal to 1.0% of the principal amount of (i) the Tranche B-3 Term Loans outstanding on the effective date of such amendment with respect to which the Applicable ABR Margin or Applicable LIBOR Margin thereon has been reduced or (ii) the Tranche B-3 Term Loans that are so repaid or refinanced, as applicable; provided, that in determining the Applicable ABR Margin or Applicable LIBOR Margin applicable to the Tranche B-3 Term Loans and such Indebtedness, (x) ~~original issue discount (“~~OID~~”)~~ or upfront fees (which shall be deemed to constitute like amounts of OID) payable by the Borrower to the Lenders of the Tranche B-3 Term Loans or such Indebtedness in the primary syndication thereof shall be included (with OID being equated to interest based on an assumed four-year life to maturity) and (y) any underwriting or arrangement fees payable to the arrangers or their Affiliates in connection with the Tranche B-3 Term Loans and such Indebtedness shall be excluded. For the avoidance of doubt, the requirements of this clause (b) shall not apply with respect to any amendment, amendment and restatement or other modification of this Agreement that requires or permits a transaction that results in a change in the Borrower’s corporate credit rating from Moody’s resulting in a decrease in the Applicable ABR Margin or the Applicable LIBOR Margin, but does not otherwise amend the Applicable ABR Margin or the Applicable LIBOR Margin with respect to the Tranche B-3 Term Loans.

(ii) (A) Any prepayments of the Tranche B-4 Term Loans or Tranche B-5 Term Loans upon an Applicable Prepayment Premium Event shall be accompanied by the Applicable Prepayment Premium and (B) if any Lender is required to assign its Tranche B-4 Term Loans or Tranche B-5 Term Loans pursuant to Section 14.7, the Borrower shall pay such Lender the Applicable Prepayment Premium with respect to its Tranche B-4 Term Loans or Tranche B-5 Term Loans, as applicable, so required to be assigned. Any amendments of this Section 5.1(a)(ii) or of the definition of Applicable Prepayment Premium are subject to the provisions of Section 14.1(a)(i).

(c) Notwithstanding anything in any Credit Document to the contrary, the Borrower may prepay the outstanding Term Loans on the following basis so long as no Default or Event of Default has occurred and is continuing or would occur after giving effect thereto and the Borrower shall be in compliance with the ~~covenants~~covenant set forth in Section 11 on a pro forma basis after giving effect thereto:

(i) The Borrower shall have the right to make a voluntary prepayment of Term Loans at a discount to par (such prepayment, the “Discounted Term Loan Prepayment”) pursuant to a Borrower Offer of Specified Discount Prepayment, Borrower Solicitation of Discount Range Prepayment Offers or Borrower Solicitation of Discounted Prepayment Offers, in each case made in accordance with this Section 5.1(c); provided, that (x) the Borrower shall not borrow Revolving Credit Loans to fund any Discounted

Term Loan Prepayment and (y) the Borrower shall not initiate any action under this Section 5.1(c) in order to make a Discounted Term Loan Prepayment unless (1) at least ten Business Days shall have passed since the consummation of the most recent Discounted Term Loan Prepayment as a result of a prepayment made by the Borrower on the applicable Discounted Prepayment Effective Date; or (2) at least three Business Days shall have passed since the date the Borrower was notified that no Tranche B-~~1 Term Loan Lender, Tranche B-2 Term Loan Lender, Tranche B-~~3 Term Loan Lender, Tranche B-4 Term Loan Lender, Tranche B-5 Term Loan Lender and/or Incremental Tranche B Term Loan Lender was willing to accept any prepayment of any Term Loan at the Specified Discount, within the Discount Range or at any discount to par value, as applicable, or in the case of Borrower Solicitation of Discounted Prepayment Offers, the date of the Borrower’s election not to accept any Solicited Discounted Prepayment Offers made by a Tranche B-~~1 Term Loan Lender, Tranche B-2 Term Loan Lender, Tranche B-~~3 Term Loan Lender Tranche B-4 Term Loan Lender, Tranche B-5 Term Loan Lender and/or Incremental Tranche B Term Loan Lender.

(ii) (A) Subject to the proviso to paragraph (i) above, the Borrower may from time to time offer to make a Discounted Term Loan Prepayment by providing the Administrative Agent with three Business Days’ notice in the form of a Specified Discount Prepayment Notice; provided that (I) any such offer shall be made available, at the sole discretion of the Borrower, to each Tranche B-~~1 Term Loan Lender, to each Tranche B-2 Term Loan Lender, to each Tranche B-~~3 Term Loan Lender, to each Tranche B-4 Term Loan Lender, to each Tranche B-5 Term Loan Lender or to each Incremental Tranche B Term Loan Lender on a Class by Class basis, (II) any such offer shall specify the aggregate outstanding amount of Tranche B-~~1 Term Loans, Tranche B-2 Term Loans, Tranche B-~~3 Term Loans, Tranche B-4 Term Loans, Tranche B-5 Term Loans or Incremental Tranche B Term Loans, as applicable, offered to be prepaid (the “Specified Discount Prepayment Amount”), the Class of Term Loans subject to such offer and the specific percentage discount to par value (the “Specified Discount”) of the outstanding amount of such Term Loans to be prepaid, (III) the Specified Discount Prepayment Amount shall be in an aggregate amount not less than $1,000,000 and whole increments of $500,000, and (IV) subject to paragraph (x) of this Section 5.1(c), each such offer shall remain outstanding through the Specified Discount Prepayment Response Date. The Administrative Agent will promptly provide each relevant Tranche B-~~1 Term Loan Lender, Tranche B- 2 Term Loan Lender, Tranche B-~~3 Term Loan Lender, Tranche B-4 Term Loan Lender, Tranche B-5 Term Loan Lender and Incremental Tranche B Term Loan Lender with a copy of such Specified Discount Prepayment Notice and a form of the Specified Discount Prepayment Response to be completed and returned by each such Lender to the Administrative Agent (or its delegate) by no later than 5:00 p.m., New York time, on the third Business Day after the date of delivery of such notice to the relevant Tranche B-~~1 Term Loan Lenders, Tranche B-2 Term Loan Lenders, Tranche B-~~3 Term Loan Lenders, Tranche B-4 Term Loan Lenders, Tranche B-5 Term Loan Lenders and/or Incremental Tranche B Term Loan Lenders (the “Specified Discount Prepayment Response Date”).

(B) Each relevant Tranche B-~~1 Term Loan Lender, Tranche B-2 Term Loan Lender, Tranche B-~~3 Term Loan Lender, Tranche B-4 Term Loan Lender, Tranche B-5 Term Loan Lender and Incremental Tranche B Term Loan Lender receiving such offer shall notify the Administrative Agent (or its delegate) by the Specified Discount Prepayment Response Date whether or not it agrees to accept a prepayment of any of its relevant then outstanding Term Loans at the Specified Discount and, if so (such accepting Lender, a “Discount Prepayment Accepting Lender”), the amount of such Lender’s outstanding amount of Term Loans and Classes of Term Loans to be prepaid at such offered discount. Each acceptance of a Discounted Term Loan Prepayment by a Discount Prepayment Accepting Lender shall be irrevocable. Any Tranche B-~~1 Term Loan Lender, Tranche B-2 Term Loan Lender, Tranche B-~~3 Term Loan Lender, Tranche B-4 Term Loan Lender, Tranche B-5 Term Loan Lender and Incremental Tranche B Term Loan Lender whose Specified Discount Prepayment Response is not received by the Administrative Agent by the Specified Discount Prepayment Response Date shall be deemed to have declined to accept such Borrower Offer of Specified Discount Prepayment.

(C) If there is at least one Discount Prepayment Accepting Lender, the Borrower will make prepayment of outstanding Term Loans pursuant to this paragraph (ii) to each Discount Prepayment Accepting Lender in accordance with the respective outstanding amount and Classes of Term Loans specified in such Lender’s Specified Discount Prepayment Response given pursuant to the foregoing clause (B); provided that, if the aggregate outstanding amount of Term Loans accepted for prepayment by all

Discount Prepayment Accepting Lenders exceeds the Specified Discount Prepayment Amount, such prepayment shall be made pro-rata among the Discount Prepayment Accepting Lenders in accordance with the respective outstanding amounts accepted to be prepaid by each such Discount Prepayment Accepting Lender and the Administrative Agent (in consultation with the Borrower and subject to rounding requirements of the Administrative Agent made in its reasonable discretion) will calculate such proration (the “Specified Discount Proration”). The Administrative Agent shall promptly, and in any case within three Business Days following the Specified Discount Prepayment Response Date, notify (I) the Borrower of the respective Tranche B-~~1 Term Loan Lenders, Tranche B-2 Term Loan Lenders, Tranche B-~~3 Term Loan Lenders, Tranche B-4 Term Loan Lenders, Tranche B-5 Term Loan Lenders and Incremental Tranche B Term Loan Lenders’ responses to such offer, the Discounted Prepayment Effective Date and the aggregate outstanding amount of the Discounted Term Loan Prepayment and the Classes to be prepaid, (II) each Tranche B-~~1 Term Loan Lender, Tranche B-2 Term Loan Lender, Tranche B-~~3 Term Loan Lender, Tranche B-4 Term Loan Lender, Tranche B-5 Term Loan Lender and Incremental Tranche B Term Loan Lender of the Discounted Prepayment Effective Date, and the aggregate outstanding amount and the Tranches of all Term Loans to be prepaid at the Specified Discount on such date, and (III) each Discount Prepayment Accepting Lender of the Specified Discount Proration, if any, and confirmation of the outstanding amount, tranche and Type of Loans of such Lender to be prepaid at the Specified Discount on such date. Each determination by the Administrative Agent of the amounts stated in the foregoing notices to the Borrower and Lenders shall be conclusive and binding for all purposes absent manifest error. The payment amount specified in such notice to the Borrower shall be due and payable by the Borrower on the Discounted Prepayment Effective Date in accordance with paragraph (vi) below (subject to paragraph (x) below).

(iii) (A) Subject to the proviso to paragraph (i) above, the Borrower may from time to time solicit Discount Range Prepayment Offers by providing the Administrative Agent with three Business Days’ notice in the form of a Discount Range Prepayment Notice; provided that (I) any such solicitation shall be extended, at the sole discretion of the Borrower, to each Tranche B-~~1 Term Loan Lender, to each Tranche B-2 Term Loan Lender, to each Tranche B-~~3 Term Loan Lender, to each Tranche B-4 Term Loan Lender, to each Tranche B-5 Term Loan Lender or to each Incremental Tranche B Term Loan Lender on a Class by Class basis, (II) any such notice shall specify the maximum aggregate outstanding amount of the relevant Term Loans the Borrower is willing to prepay at a discount (the “Discount Range Prepayment Amount”), the Classes of Term Loans subject to such offer and the maximum and minimum percentage discounts to par (the “Discount Range”) of the outstanding amount of such Term Loans willing to be prepaid by the Borrower, (III) the Discount Range Prepayment Amount shall be in an aggregate amount not less than $1,000,000 and whole increments of $500,000, and (IV) subject to paragraph (x) of this Section 5.1(c), each such solicitation by the Borrower shall remain outstanding through the Discount Range Prepayment Response Date. The Administrative Agent will promptly provide each relevant Tranche B-~~1 Term Loan Lender, Tranche B-2 Term Loan Lender, Tranche B-~~3 Term Loan Lender, Tranche B-4 Term Loan Lender, Tranche B-5 Term Loan Lender and Incremental Tranche B Term Loan Lender with a copy of such Discount Range Prepayment Notice and a form of the Discount Range Prepayment Offer to be submitted by a responding relevant Tranche B-~~1 Term Loan Lender, Tranche B-2 Term Loan Lender, Tranche B-~~3 Term Loan Lender, Tranche B-4 Term Loan Lender, Tranche B-5 Term Loan Lender or Incremental Tranche B Term Loan Lender to the Administrative Agent (or its delegate) by no later than 5:00 p.m., New York time, on the third Business Day after the date of delivery of such notice to the relevant Tranche B-~~1 Term Loan Lenders, Tranche B-2 Term Loan Lenders, Tranche B-~~3 Term Loan Lenders, Tranche B-4 Term Loan Lenders, Tranche B-5 Term Loan Lenders and Incremental Tranche B Term Loan Lenders (the “Discount Range Prepayment Response Date”). Each relevant Tranche B-~~1 Term Loan Lender’s, Tranche B-2 Term Loan Lender’s, Tranche B-~~3 Term Loan Lender’s, Tranche B-4 Term Loan Lender’s, Tranche B-5 Term Loan Lender’s and Incremental Tranche B Term Loan Lender’s Discount Range Prepayment Offer shall be irrevocable and shall specify a discount to par within the Discount Range (the “Submitted Discount”) at which such Lender is willing to allow prepayment of any or all of its then outstanding Term Loans and the maximum aggregate outstanding amount and tranches of such Term Loans such Lender is willing to have prepaid at the Submitted Discount (the “Submitted Amount”). Any Tranche B-~~1 Term Loan Lender, Tranche B-2 Term Loan Lender, Tranche B-~~3 Term Loan Lender, Tranche B-4 Term Loan Lender, Tranche B-5 Term Loan Lender or Incremental Tranche B Term Loan Lender whose Discount Range Prepayment Offer is not received by the Administrative Agent by the Discount Range Prepayment Response Date shall be deemed to have declined to accept a Discounted Term Loan Prepayment of any of its Term Loans at any discount to their par value within the Discount Range.

(B) The Administrative Agent shall review all Discount Range Prepayment Offers received by it by the Discount Range Prepayment Response Date and will determine (in consultation with the Borrower and subject to rounding requirements of the Administrative Agent made in its reasonable discretion) the Applicable Discount and Term Loans to be prepaid at such Applicable Discount in accordance with this paragraph (iii). The Borrower agrees to accept on the Discount Range Prepayment Response Date all Discount Range Prepayment Offers received by Administrative Agent by the Discount Range Prepayment Response Date, in the order from the Submitted Discount that is the largest discount to par to the Submitted Discount that is the smallest discount to par, up to and including the Submitted Discount that is the smallest discount to par within the Discount Range (such Submitted Discount that is the smallest discount to par being referred to as the “Applicable Discount”) which yields a Discounted Term Loan Prepayment in an aggregate outstanding amount equal to the lesser of (I) the Discount Range Prepayment Amount and (II) the sum of all Submitted Amounts. Each Lender that has submitted a Discount Range Prepayment Offer to accept prepayment at a discount to par that is larger than or equal to the Applicable Discount shall be deemed to have irrevocably consented to prepayment of Term Loans equal to its Submitted Amount (subject to any required proration pursuant to the following clause (C)) at the Applicable Discount (each such Lender, a “Participating Lender”).

(C) If there is at least one Participating Lender, the Borrower will prepay the respective outstanding Term Loans of each Participating Lender in the aggregate outstanding amount and of the tranches specified in such Lender’s Discount Range Prepayment Offer at the Applicable Discount; provided that if the Submitted Amount by all Participating Lenders offered at a discount to par larger than the Applicable Discount exceeds the Discount Range Prepayment Amount, prepayment of the outstanding amount of the relevant Term Loans for those Participating Lenders whose Submitted Discount is a discount to par larger than or equal to the Applicable Discount (the “Identified Participating Lenders”) shall be made pro-rata among the Identified Participating Lenders in accordance with the Submitted Amount of each such Identified Participating Lender and the Administrative Agent (in consultation with the Borrower and subject to rounding requirements of the Administrative Agent made in its reasonable discretion) will calculate such proration (the “Discount Range Proration”). The Administrative Agent shall promptly, and in any case within three Business Days following the Discount Range Prepayment Response Date, notify (v) the Borrower of the respective Tranche B-~~1 Term Loan Lender’s, Tranche B-2 Term Loan Lender’s, Tranche B-~~3 Term Loan Lender’s, Tranche B-4 Term Loan Lender’s, Tranche B-5 Term Loan Lender’s and Incremental Tranche B Term Loan Lenders’ responses to such solicitation, the Discounted Prepayment Effective Date, the Applicable Discount, and the aggregate outstanding amount of the Discounted Term Loan Prepayment and the tranches to be prepaid, (x) each Tranche B-~~1 Term Loan Lender, each Tranche B-2 Term Loan Lender, each Tranche B-~~3 Term Loan Lender, each Tranche B-4 Term Loan Lender, each Tranche B-5 Term Loan Lender and each Incremental Tranche B Term Loan Lender of the Discounted Prepayment Effective Date, the Applicable Discount, and the aggregate outstanding amount and tranches of all Term Loans to be prepaid at the Applicable Discount on such date, (y) each Participating Lender of the aggregate outstanding amount and tranches of such Lender to be prepaid at the Applicable Discount on such date, and (z) if applicable, each Identified Participating Lender of the Discount Range Proration. Each determination by the Administrative Agent of the amounts stated in the foregoing notices to the Borrower and Lenders shall be conclusive and binding for all purposes absent manifest error. The payment amount specified in such notice to the Borrower shall be due and payable by such Borrower on the Discounted Prepayment Effective Date in accordance with paragraph (vi) below (subject to paragraph (x) below).

(iv) (A) Subject to the proviso to paragraph (i) above, the Borrower may from time to time solicit Solicited Discounted Prepayment Offers by providing the Administrative Agent with three business Days’ notice in the form of a Solicited Discounted Prepayment Notice; provided that (I) any such solicitation shall be extended, at the sole discretion of the Borrower, to each Tranche B-~~1 Term Loan Lender, to each Tranche B-2 Term Loan Lender, to each Tranche B-~~3 Term Loan Lender, to each Tranche B-4 Term Loan Lender, to each Tranche B-5 Term Loan Lender or to each Incremental Tranche B Term Loan Lender on a tranche by tranche basis, (II) any such notice shall specify the maximum aggregate outstanding amount of the Term Loans and the tranches of Term Loans the Borrower is willing to prepay at a discount (the “Solicited Discounted Prepayment Amount”), (III) the Solicited Discounted Prepayment Amount shall be in an aggregate amount not less than $1,000,000 and whole increments of $500,000, and (IV) subject to paragraph (x) of this Section 5.1(c), each such solicitation by the Borrower shall remain outstanding through the Solicited Discounted Prepayment Response Date. The Administrative Agent will promptly provide each relevant Tranche B-~~1 Term Loan Lender, each relevant Tranche B-2 Term Loan Lender, each relevant Tranche B-~~3 Term Loan Lender, each relevant Tranche B-4 Term Loan Lender, each relevant Tranche B-5 Term Loan Lender and each relevant Incremental Tranche B Term Loan Lender with a copy of such Solicited Discounted Prepayment Notice and a form of the Solicited Discounted Prepayment Offer to be submitted by a responding Tranche B-~~1 Term Loan Lender, a responding Tranche B-2 Term Loan Lender, a responding Tranche B-~~3 Term Loan Lender, a responding Tranche B-4 Term Loan Lender, a responding Tranche B-5 Term Loan Lender or a responding Incremental Tranche B Term Loan Lender to the Administrative Agent (or its delegate) by no later than 5:00 p.m., New York time on the third Business Day after the date of delivery of such notice to the relevant Tranche B-~~1 Term Loan Lender, relevant Tranche B-2 Term Loan Lender, relevant Tranche B-~~3 Term Loan Lender, relevant Tranche B-4 Term Loan Lender, relevant Tranche B-5 Term Loan Lender or relevant Incremental Tranche B Term Loan Lenders (the “Solicited Discounted Prepayment Response Date”). Each Tranche B-~~1 Term Loan Lender’s, each Tranche B-2 Term Loan Lender’s, each Tranche B-~~3 Term Loan Lender’s, each Tranche B-4 Term Loan Lender’s, each Tranche B-5 Term Loan Lender’s and each Incremental Tranche B Term Loan Lender’s Solicited Discounted Prepayment Offer shall (x) be irrevocable, (y) remain outstanding until the Acceptance Date, and (z) specify both a discount to par (the “Offered Discount”) at which such Tranche B-~~1 Term Loan Lender, such Tranche B-2 Term Loan Lender, such Tranche B-~~3 Term Loan Lender, such Tranche B-4 Term Loan Lender, such Tranche B-5 Term Loan Lender or such Incremental Tranche B Term Loan Lender is willing to allow prepayment of its then outstanding Term Loans and the maximum aggregate outstanding amount and tranches of such Term Loans (the “Offered Amount”) such Lender is willing to have prepaid at the Offered Discount. Any Tranche B-~~1 Term Loan Lender, Tranche B-2 Term Loan Lender, Tranche B-~~3 Term Loan Lender, Tranche B-4 Term Loan Lender, Tranche B-5 Term Loan Lender or Incremental Tranche B Term Loan Lender whose Solicited Discounted Prepayment Offer is not received by the Administrative Agent by the Solicited Discounted Prepayment Response Date shall be deemed to have declined prepayment of any of its Term Loans at any discount to their par value.

(B) The Administrative Agent shall promptly provide the Borrower with a copy of all Solicited Discounted Prepayment Offers received by it by the Solicited Discounted Prepayment Response Date. The Borrower shall review all such Solicited Discounted Prepayment Offers and select, at its sole discretion, the smallest of the Offered Discounts specified by the relevant responding Tranche B-~~1 Term Loan Lender, relevant responding Tranche B-2 Term Loan Lender, relevant responding Tranche B-~~3 Term Loan Lender, relevant responding Tranche B-4 Term Loan Lender, relevant responding Tranche B-5 Term Loan Lender and relevant responding Incremental Tranche B Term Loan Lenders in the Solicited Discounted Prepayment Offers that the Borrower is willing to accept (the “Acceptable Discount”), if any. If the Borrower elects to accept any Offered Discount as the Acceptable Discount, then as soon as practicable after the determination of the Acceptable Discount, but in no event later than by the fifth Business Day after the date of receipt by the Borrower from the Administrative Agent of a copy of all Solicited Discounted Prepayment Offers pursuant to the first sentence of this clause (B) (the “Acceptance Date”), the Borrower shall submit an Acceptance and Prepayment Notice to the Administrative Agent setting forth the Acceptable Discount. If the Administrative Agent shall fail to receive an Acceptance and Prepayment Notice from the Borrower by the Acceptance Date, the Borrower shall be deemed to have rejected all Solicited Discounted Prepayment Offers.

(C) Based upon the Acceptable Discount and the Solicited Discounted Prepayment Offers received by Administrative Agent by the Solicited Discounted Prepayment Response Date, within three Business Days after receipt of an Acceptance and Prepayment Notice (the “Discounted Prepayment Determination Date”), the Administrative Agent will determine (in consultation with the Borrower and subject to rounding requirements of the Administrative Agent made in its reasonable discretion) the aggregate outstanding amount and the tranches of Term Loans (the “Acceptable Prepayment Amount”) to be prepaid by the Borrower at the Acceptable Discount in accordance with this Section 5.1(c)(iv). If the Borrower elects to accept any Acceptable Discount, then the Borrower agrees to accept all Solicited Discounted Prepayment Offers received by Administrative Agent by the Solicited Discounted Prepayment

Response Date, in the order from largest Offered Discount to smallest Offered Discount, up to and including the Acceptable Discount. Each Lender that has submitted a Solicited Discounted Prepayment Offer to accept prepayment at an Offered Discount that is greater than or equal to the Acceptable Discount shall be deemed to have irrevocably consented to prepayment of Term Loans equal to its Offered Amount (subject to any required proration pursuant to the following sentence) at the Acceptable Discount (each such Lender, a “Qualifying Lender”). The Borrower will prepay outstanding Term Loans pursuant to this paragraph (C) to each Qualifying Lender in the aggregate outstanding amount and of the tranches specified in such Lender’s Solicited Discounted Prepayment Offer at the Acceptable Discount; provided that if the aggregate Offered Amount by all Qualifying Lenders whose Offered Discount is greater than or equal to the Acceptable Discount exceeds the Solicited Discounted Prepayment Amount, prepayment of the outstanding amount of the Term Loans for those Qualifying Lenders whose Offered Discount is greater than or equal to the Acceptable Discount (the “Identified Qualifying Lenders”) shall be made pro-rata among the Identified Qualifying Lenders in accordance with the Offered Amount of each such Identified Qualifying Lender and the Administrative Agent (in consultation with the Borrower and subject to rounding requirements of the Administrative Agent made in its reasonable discretion) will calculate such proration (the “Solicited Discount Proration”). On or prior to the Discounted Prepayment Determination Date, the Administrative Agent shall promptly notify (v) the Borrower of the Discounted Prepayment Effective Date and Acceptable Prepayment Amount comprising the Discounted Term Loan Prepayment and the Classes to be prepaid, (x) each Tranche B-~~1 Term Loan Lender, Tranche B-2 Term Loan Lender, Tranche B-~~3 Term Loan Lender, Tranche B-4 Term Loan Lender, Tranche B-5 Term Loan Lender and Incremental Tranche B Term Loan Lender of the Discounted Prepayment Effective Date, the Acceptable Discount, and the Acceptable Prepayment Amount of all Term Loans and the Classes to be prepaid to be prepaid at the Applicable Discount on such date, (y) each Qualifying Lender of the aggregate outstanding amount and the tranches of such Lender to be prepaid at the Acceptable Discount on such date, and (z) if applicable, each Identified Qualifying Lender of the Solicited Discount Proration. Each determination by the Administrative Agent of the amounts stated in the foregoing notices to such Borrower and Lenders shall be conclusive and binding for all purposes absent manifest error. The payment amount specified in such notice to such Borrower shall be due and payable by such Borrower on the Discounted Prepayment Effective Date in accordance with paragraph (vi) below (subject to paragraph (x) below).

(v) In connection with any Discounted Term Loan Prepayment, the Borrower and the Lenders acknowledge and agree that the Administrative Agent may require as a condition to any Discounted Term Loan Prepayment, the payment of customary fees and expenses from the Borrower in connection therewith.

(vi) If any Term Loan is prepaid in accordance with paragraphs (i) through (iv) above, the Borrower shall prepay such Term Loans on the Discounted Prepayment Effective Date. The Borrower shall make such prepayment to the Administrative Agent, for the account of the Discount Prepayment Accepting Lenders, Participating Lenders, or Qualifying Lenders, as applicable, at the Administrative Agent’s office in U.S. dollars and in immediately available funds not later than 11:00 a.m. (New York time) on the Discounted Prepayment Effective Date and all such prepayments shall be applied to the remaining principal installments of the Term Loans in inverse order of maturity. The Term Loans so prepaid shall be accompanied by all accrued and unpaid interest on the par principal amount so prepaid up to, but not including, the Discounted Prepayment Effective Date. Each prepayment of the outstanding Term Loans pursuant to this Section 5.1(c) shall be paid to the Discount Prepayment Accepting Lenders, Participating Lenders, or Qualifying Lenders, as applicable. The aggregate outstanding amount of the Classes of the Term Loans outstanding shall be deemed reduced by the full par value of the aggregate outstanding amount of the Classes of Term Loans prepaid on the Discounted Prepayment Effective Date in any Discounted Term Loan Prepayment.

(vii) To the extent not expressly provided for herein, each Discounted Term Loan Prepayment shall be consummated pursuant to procedures consistent, with the provisions in this Section 5.1(c), established by the Administrative Agent acting in its reasonable discretion and as reasonably agreed by the Borrower.

(viii) Notwithstanding anything in any Credit Document to the contrary, for purposes of this Section 5.1(c), each notice or other communication required to be delivered or otherwise provided to the Administrative Agent (or its delegate) shall be deemed to have been given upon Administrative Agent’s (or its delegate’s) actual receipt during normal business hours of such notice or communication; provided that any notice or communication actually received outside of normal business hours shall be deemed to have been given as of the opening of business on the next Business Day.

(ix) Each of the Borrower and the Lenders acknowledges and agrees that Administrative Agent may perform any and all of its duties under this Section 5.1(c) by itself or through any Affiliate of the Administrative Agent and expressly consents to any such delegation of duties by the Administrative Agent such Affiliate and the performance of such delegated duties by such Affiliate. The exculpatory provisions pursuant to this Agreement shall apply to each Affiliate of the Administrative Agent and its respective activities in connection with any Discounted Term Loan Prepayment provided for in this Section 5.1(c) as well as activities of the Administrative Agent.

(x) The Borrower shall have the right, by written notice to the Administrative Agent, to revoke in full (but not in part) its offer to make a Discounted Term Loan Prepayment and rescind the applicable Specified Discount Prepayment Notice, Discount Range Prepayment Notice or Solicited Discounted Prepayment Notice therefor at its discretion at any time on or prior to the applicable Specified Discount Prepayment Response Date, Discount Range Prepayment Response Date or Solicited Discounted Prepayment Response Date (and if such offer is so revoked, any failure by such Borrower to make any prepayment to a Tranche B-~~1 Term Loan Lender, Tranche B-2 Term Loan Lender, Tranche B-~~3 Term Loan Lender, Tranche B-4 Term Loan Lender, Tranche B-5 Term Loan Lender or Incremental Tranche B Term Loan Lender, as applicable, pursuant to this Section 5.1(c) shall not constitute a Default or Event of Default under Section 12 or otherwise).

5.2. Mandatory Prepayments.

(a) Term Loan Prepayments.

(i) On each occasion that a Prepayment Event occurs, the Borrower shall, within one Business Day after the occurrence of a Debt Incurrence Prepayment Event and within five Business Days after the occurrence of any other Prepayment Event and the receipt of Net Cash Proceeds by the Borrower or any Restricted Subsidiary in connection with such Prepayment Event, prepay, in accordance with paragraph (c) below, the principal amount of Term Loans in an amount equal to 100% of the Net Cash Proceeds from such Prepayment Event; provided that any proceeds received in escrow shall not be deemed to be received for purposes of this Section 5.2(a) until such proceeds are released from escrow.

(ii) Not later than the date that is 120 days after the last day of any fiscal year beginning with the fiscal year ended December 31, 2018, the Borrower shall prepay, in accordance with clause (c) below, Term Loans with a Dollar Equivalent principal amount equal to (x) 50% of Excess Cash Flow for such fiscal year; provided that (A) the percentage of Excess Cash Flow required to be applied to prepay the Term Loans under this Section 5.2(a)(ii) shall be reduced to 25% if the Consolidated Total Debt to Consolidated EBITDA Ratio (prior to giving effect thereto and as certified by an Authorized Officer of the Borrower) for the most recent Test Period ended prior to such prepayment date for which Section 9.1 Financials have been delivered is less than or equal to 6.00 to 1.00 but greater than 5.50 to 1.00 and (B) no payment of any Term Loans shall be required under this Section 5.2(a)(ii) if the Consolidated Total Debt to Consolidated EBITDA Ratio (prior to giving effect thereto and as certified by an Authorized Officer of the Borrower) for the most recent Test Period ended prior to such prepayment date for which Section 9.1 Financials have been delivered is less than or equal to 5.50 to 1.00, minus (y) the Dollar Equivalent principal amount of Term Loans voluntarily prepaid pursuant to Section 5.1 during such fiscal year.

(b) Repayment of Revolving Credit Loans. If on any date the aggregate amount of the Lenders’ Revolving Credit Exposures of any Class (all the foregoing, collectively, the “Aggregate Revolving Credit Outstandings”) exceeds 100% of the Total Revolving Credit Commitment of such Class as then in effect, the Borrower shall forthwith repay on such date the principal amount of Swingline Loans and, after all Swingline Loans have been paid in full, Revolving Credit Loans of such Class and/or Cash Collateralize the Letters of Credit Outstanding (other than the Unpaid Drawings) in an amount equal to such excess. If, after giving effect to the prepayment of all outstanding Swingline Loans and Revolving Credit Loans of such Class, the Aggregate Revolving Credit Outstandings exceed the Total Revolving Credit Commitment then in effect, the Borrower shall pay to the Administrative Agent an amount in cash equal to such excess and the Administrative Agent shall hold such payment for the benefit of the Lenders as security for the obligations of the Borrower hereunder (including obligations in respect of Letters of Credit Outstanding) pursuant to a cash collateral agreement to be entered into in form and substance satisfactory to the Administrative Agent (which shall permit certain Investments in Permitted Investments satisfactory to the Administrative Agent, until the proceeds are applied to the secured obligations).

(c) Application of Prepayment Amounts. Each prepayment of Term Loans required by Section 5.2(a) shall be applied pro rata among the Tranche B-~~2 Term Loans, Tranche B-~~3 Term Loans, Tranche B-4 Term Loans, and Tranche B-5 Term ~~Loans, provided that the Borrower may apply such prepayments on a greater than pro rata basis to Tranche B-2 Term~~ Loans. With respect to each such prepayment, the Borrower will, not later than the date specified in Section 5.2(a) for making such prepayment, give the Administrative Agent telephonic notice (promptly confirmed in writing) requesting that the Administrative Agent provide notice of such prepayment to each applicable Lender.

(d) Application to Term Loans. With respect to each prepayment of Term Loans required by Section 5.2(a), the Borrower may designate the Types of Loans that are to be prepaid and the specific Borrowing(s) pursuant to which made; provided that LIBOR Term Loans made pursuant to a single Borrowing shall reduce the outstanding Term Loans made pursuant to such Borrowing to an amount less than the Minimum Borrowing Amount for LIBOR Loans such Borrowing shall immediately be converted into ABR Loans. In the absence of a designation by the Borrower as described in the preceding sentence, the Administrative Agent shall, subject to the above, make such designation in its reasonable discretion with a view, but no obligation, to minimize breakage costs owing under Section 2.11.

(e) Application to Revolving Credit Loans. With respect to each prepayment of Revolving Credit Loans required by Section 5.2(b), the Borrower may designate (i) the Types and Class of Loans that are to be prepaid and the specific Borrowing(s) pursuant to which made and (ii) the Revolving Credit Loans to be prepaid; provided that (w) LIBOR Revolving Credit Loans may be designated for prepayment pursuant to this Section 5.2 only on the last day of an Interest Period applicable thereto unless all LIBOR Loans with Interest Periods ending on such date of required prepayment and all ABR Loans have been paid in full; (x) if any prepayment by the Borrower of LIBOR Revolving Credit Loans made pursuant to a single Borrowing shall reduce the outstanding Revolving Credit Loans made pursuant to such Borrowing to an amount less than the Minimum Borrowing Amount for LIBOR Revolving Credit Loans, such Borrowing shall immediately be converted into ABR Loans; (y) each prepayment of any Loans made pursuant to a Borrowing shall be applied pro rata among such Loans; and (z) notwithstanding the provisions of the preceding clause (y), no prepayment made pursuant to Section 5.2(a) or Section 5.2(b) of Revolving Credit Loans shall be applied to the Revolving Credit Loans of any Defaulting Lender. In the absence of a designation by the Borrower as described in the preceding sentence, the Administrative Agent shall, subject to the above, make such designation in its reasonable discretion with a view, but no obligation, to minimize breakage costs owing under Section 2.11.

(f) LIBOR Interest Periods. In lieu of making any payment pursuant to this Section 5.2 in respect of any LIBOR Loan other than on the last day of the Interest Period thereof so long as no Default or Event of Default shall have occurred and be continuing, the Borrower at its option may deposit with the Administrative Agent an amount equal to the amount of the LIBOR Loan to be prepaid and such LIBOR Loan shall be repaid on the last day of the Interest Period therefor in the required amount. Such deposit shall be held by the Administrative Agent in a corporate time deposit account established on terms reasonably satisfactory to the Administrative Agent, earning interest at the then-customary rate for accounts of such type. Such deposit shall constitute Cash Collateral for the Obligations; provided that the Borrower may at any time direct that such deposit be applied to make the applicable payment required pursuant to this Section 5.2.

(g) Notwithstanding anything to the contrary contained in this Section 5.2 or elsewhere in this Agreement (including, without limitation, in Section 14.1), the Borrower (x) with respect to Term Loans that are not Tranche B-4 Term Loans or Tranche B-5 Term Loans, shall have the option to, in its sole discretion, and (y) with respect to Tranche B-4 Term Loans or Tranche B-5 Term Loans, shall, give the Lenders with outstanding Term Loans the option to waive their pro rata share of a mandatory repayment of Term Loans which is to be made pursuant to Section 5.2 (each such repayment, a “Waivable Mandatory Repayment”) upon the terms and provisions set forth in this Section 5.2(g) except for Debt Incurrence Prepayment Events for Indebtedness permitted to be incurred under Section 10.1(A)(n) or 10.1(A)(u). In the case of Tranche B-4 Term Loans and Tranche B-5 Term Loans, and if the Borrower elects to exercise the option referred to in the immediately preceding sentence with respect to outstanding Term Loans that are not ~~TrancheB-~~Tranche B-4 Term Loans or Tranche B-5 Term Loans, the Borrower shall give to the Administrative Agent written notice of its intention to give the Lenders the right to waive a Waivable Mandatory Repayment (including in such notice, the aggregate amount of such proposed repayment) at least five Business Days prior to the date of the proposed repayment, which notice the Administrative Agent shall promptly forward to all Lenders with outstanding Term Loans (indicating in such notice the amount of such repayment to be applied to each such Lender’s outstanding Term Loans). The Borrower’s offer to permit the Lenders with outstanding Term Loans to waive any such Waivable Mandatory Repayment will apply to all of such repayment in the case of Tranche B-4 Term Loans and Tranche B-5 Term Loans, and may apply to all or part of such repayment in the case of outstanding Term Loans that are not ~~TrancheB-~~Tranche B-4 Term Loans or Tranche B-5 Term Loans; provided that any offer to waive part of such repayment must be made ratably to the Lenders with outstanding Term Loans on the basis of their outstanding Term Loans. In the event that any such Lender with outstanding Term Loans desires to waive its pro rata share of such Lender’s right to receive any such Waivable Mandatory Repayment in whole or in part, such Lender shall so advise the Administrative Agent no later than 4:00 P.M. (New York time) on the date which is two Business Days after the date of such notice from the Administrative Agent (and the Administrative Agent shall promptly thereafter notify the Borrower thereof), which notice shall also include the amount such Lender desires to receive in respect of such repayment. If any Lender with outstanding Term Loans does not reply to the Administrative Agent within such two Business Day period, such Lender will be deemed not to have waived any part of such repayment. If any Lender with outstanding Term Loans does not specify an amount it wishes to receive, such Lender will be deemed to have accepted 100% of its share of such repayment. In the event that any such Lender waives all or part of its share of any such Waivable Mandatory Repayment, the Borrower shall retain 100% of the amount so waived by such Lender. Notwithstanding anything to the contrary contained above, if one or more Lenders with outstanding Term Loans waives its right to receive all or any part of any Waivable Mandatory Repayment, but less than all the Lenders with outstanding Term Loans waive in full their right to receive 100% of the total payment otherwise required with respect to the Term Loans, then the amount actually applied to the repayment of Term Loans of Lenders which have waived all or any part of their right to receive 100% of such repayment, shall be applied to each then outstanding Borrowing of Term Loans on a pro rata basis (so that each Lender with outstanding Term Loans shall, after giving effect to the application of the respective repayment, maintain the same percentage (as determined for such Lender, but not the same percentage that the other Lenders with outstanding Term Loans hold and not the same percentage held by such Lender prior to repayment) of each Borrowing of Term Loans which remains outstanding after giving effect to such application); provided that the Borrower shall not be required to so apply any amounts waived by Lenders of Tranche B-4 Term Loans and Tranche B-5 Term Loans. Notwithstanding anything to the contrary, Lenders shall not have the right to waive mandatory repayments under Section 5.2(a) except as set forth in this Section 5.2(g).

(h) If on any date on which Dollar Equivalents are determined pursuant to Section 14.19(c), the Letters of Credit Outstanding with respect to Letters of Credit denominated in Euros exceed the Letter of Credit Commitment, the Borrower shall, if such excess is greater than or equal to $500,000, pay to the Administrative Agent at the Payment Office on such date an amount of cash equal to the amount by which such Letters of Credit Outstanding exceed the Letter of Credit Commitment, such cash and/or cash equivalents (i) to be held as security for all obligations of the Borrower to the Lenders hereunder in a cash collateral account to be established by the Administrative Agent on terms reasonably satisfactory to the Administrative Agent and (ii) to be released to the Borrower from and after any date on which Dollar Equivalents are determined pursuant to Section 14.19(c) and on which the Letters of Credit Outstanding with respect to Letters of Credit denominated in Euros are no longer in excess of, with respect to the any Letter of Credit Issuer, its applicable Letter of Credit Commitment as set forth in the definition of Letter of Credit Issuer.

5.3. Method and Place of Payment.

(a) Except as otherwise specifically provided herein, all payments under this Agreement shall be made by the Borrower, without set-off, counterclaim or deduction of any kind, to the Administrative Agent for the ratable account of the Lenders entitled thereto, the Letter of Credit Issuer or the Swingline Lender, as the case may be, not later than 12:00 Noon (New York City time) on the date when due and shall be made in immediately available funds at the Administrative Agent’s Office or at such other office as the Administrative Agent shall specify for such purpose by notice to the Borrower, it being understood that written or facsimile notice by the Borrower to the Administrative Agent to make a payment from the funds in the Borrower’s account at the Administrative Agent’s Office shall constitute the making of such payment to the extent of such funds held in such account. All payments under each Credit Document (whether of principal, interest or otherwise) shall be made in Dollars. The Administrative Agent will thereafter cause to be distributed on the same day (if payment was actually received by the Administrative Agent prior to 2:00 p.m. (New York City time) on such day) like funds relating to the payment of principal or interest or Fees ratably to the Lenders entitled thereto.

(b) Any payments under this Agreement that are made later than 2:00 p.m. (New York City time) shall be deemed to have been made on the next succeeding Business Day. Whenever any payment to be made hereunder shall be stated to be due on a day that is not a Business Day, the due date thereof shall be extended to the next succeeding Business Day and, with respect to payments of principal, interest shall be payable during such extension at the applicable rate in effect immediately prior to such extension.

5.4. Net Payments.

(a) Any and all payments made by or on behalf of any Credit Party under this Agreement or any other Credit Document shall be made free and clear of, and without deduction or withholding for or on account of, any Indemnified Taxes; provided that if any Credit Party or other applicable withholding agent shall be required by law to deduct or withhold any Indemnified Taxes from such payments, then (i) the sum payable by the applicable Credit Party shall be increased as necessary so that after all required deductions and withholdings have been made (including deductions or withholdings applicable to additional sums payable under this Section 5.4) the Administrative Agent or any Lender, as the case may be, receives an amount equal to the sum it would have received had no such deductions or withholdings been made, (ii) the applicable withholding agent shall make such deductions or withholdings and (iii) the applicable withholding agent shall pay the full amount deducted or withheld to the relevant Governmental Authority in accordance with applicable law. Whenever any Indemnified Taxes are payable by any Credit Party, as promptly as possible thereafter, the Borrower shall send to the Administrative Agent for its own account or for the account of such Lender, as the case may be, a certified copy of an original official receipt (or other evidence acceptable to such Lender, acting reasonably) received by the applicable Credit Party showing payment thereof.

(b) Borrower shall timely pay any Other Taxes.

(c) Borrower shall indemnify and hold harmless the Administrative Agent and each Lender within 15 Business Days after written demand therefor, for the full amount of any Indemnified Taxes imposed on the Administrative Agent or such Lender as the case may be, on or with respect to any payment by or on account of any obligation of any Credit Party hereunder or under any other Credit Document and any Other Taxes (including Indemnified Taxes or Other Taxes imposed or asserted on or attributable to amounts payable under this Section 5.4) and any reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to the Borrower by a Lender or by the Administrative Agent on its own behalf or on behalf of a Lender shall be conclusive absent manifest error.

(d) A Lender that is entitled to an exemption from or reduction in a withholding tax imposed under the laws of Luxembourg with respect to any payments under this Agreement or any other Credit Document shall deliver to the Borrower and the Administrative Agent, at the time or times reasonably requested by the Borrower or the Administrative Agent such properly completed and executed documentation as will permit such payments to be made without withholding or at a reduced rate; provided that such Lender is legally entitled to complete, execute and deliver such documentation. To the extent it is legally entitled to do so, each Lender agrees to use reasonable efforts (consistent with legal and regulatory restrictions and subject to overall policy considerations of such Lender) to file or deliver to the Borrower and the Administrative Agent any certificate or document, as reasonably requested by the Borrower or the Administrative Agent, that may be necessary to establish any available exemption from, or reduction in the amount of, any withholding taxes imposed by a jurisdiction other than Luxembourg; provided, however, that a Lender shall not be required to file or deliver any such certificate or document if in such Lender’s reasonable judgment such completion, execution or delivery would be disadvantageous to such Lender or would subject such Lender to any unreimbursed cost.

(e) If the Borrower determines in good faith that a reasonable basis exists for contesting any taxes for which indemnification has been demanded hereunder, the relevant Lender or the Administrative Agent, as applicable, shall cooperate with the Borrower in challenging such taxes at the Borrower’s expense if so requested by the Borrower. If any Lender or the Administrative Agent, as applicable, receives a refund of a tax (in cash or applied as an offset against other cash tax liabilities) for which a payment has been made by any Credit Party pursuant to this Agreement, which refund in the good faith judgment of such Lender or Administrative Agent, as the case may be, is attributable to such payment made by such Credit Party, then the Lender or the Administrative Agent, as the case may be, shall reimburse the Borrower for such amount (together with any interest received thereon) as the Lender or Administrative Agent, as the case may be, determines to be the proportion of the refund as will leave it, after such reimbursement, in no better or worse position (taking into account expenses or any taxes imposed on the refund) than it would have been in if the payment had not been required; provided that the Borrower shall return any such amounts (along with any applicable interest) to the extent that the Administrative Agent or applicable Lender is required to repay any such refund to the applicable taxing authority. A Lender or Administrative Agent shall claim any refund that it determines is available to it, unless it concludes in its reasonable discretion that it would be adversely affected by making such a claim. Neither the Lender nor the Administrative Agent shall be obliged to disclose any information regarding its tax affairs or computations to the Borrower in connection with this paragraph (e) or any other provision of this Section 5.4.

(f) The agreements in this Section 5.4 shall survive the termination of this Agreement and the payment of the Loans and all other amounts payable hereunder.

5.5. Computations of Interest and Fees.

(a) Interest on (x) LIBOR Loans and Fixed Rate Loans shall be calculated on the basis of a 360-day year and (y) ABR Loans shall be calculated on the basis of a 365- (or 366-, as the case may be) day year for the actual days elapsed.

(b) Fees and Letters of Credit Outstanding shall be calculated on the basis of a 365- (or 366-, as the case may be) day year for the actual days elapsed.

5.6. Limit on Rate of Interest.

(a) No Payment Shall Exceed Lawful Rate. Notwithstanding any other term of this Agreement, the Borrower shall not be obliged to pay any interest or other amounts under or in connection with this Agreement in excess of the amount or rate permitted under or consistent with any applicable law, rule or regulation.

(b) Payment at Highest Lawful Rate. If the Borrower is not obliged to make a payment which it would otherwise be required to make, as a result of Section 5.6(a), the Borrower shall make such payment to the maximum extent permitted by or consistent with applicable laws, rules and regulations.

(c) Adjustment if Any Payment Exceeds Lawful Rate. If any provision of this Agreement or any of the other Credit Documents would obligate the Borrower to make any payment of interest or other amount payable to any Lender in an amount or calculated at a rate which would be prohibited by any applicable law, rule or regulation, then notwithstanding such provision, such amount or rate shall be deemed to have been adjusted with retroactive effect to the maximum amount or rate of interest, as the case may be, as would not be so prohibited by law, such adjustment to be effected, to the extent necessary, by reducing the amount or rate of interest required to be paid by the Borrower to the affected Lender under Section 2.8.

Notwithstanding the foregoing, and after giving effect to all adjustments contemplated thereby, if any Lender shall have received from the Borrower an amount in excess of the maximum permitted by any applicable law, rule or regulation, then the Borrower shall be entitled, by notice in writing to the Administrative Agent to obtain reimbursement from that Lender in an amount equal to such excess, and pending such reimbursement, such amount shall be deemed to be an amount payable by that Lender to the Borrower.

SECTION 6. Conditions Precedent to Initial Borrowing on the Closing Date.

The obligation of each Lender and, if applicable, each Letter of Credit Issuer to fund the Loans and issue the Letters of Credit requested to be made or issued by it on the Closing Date shall be subject to the prior or concurrent satisfaction of each of the conditions precedent set forth in this Section 6.

6.1. Executed Counterparts of this Agreement. The Administrative Agent shall have received this Agreement, duly executed by (A) each lender with a Revolving Credit Commitment, (B) each Tranche B Term Loan Lender and (C) each of the other parties hereto.

6.2. Executed Counterpart of Subsidiary Guarantee. The Administrative Agent shall have received an executed counterpart of the Subsidiary Guarantee from each of the parties thereto.

6.3. Corporate and Other Proceedings. The Administrative Agent shall have received from each Credit Party a certificate, executed by an officer of such Credit Party in form and substance reasonably satisfactory to the Administrative Agent, attaching: (i) a copy of the resolutions, in form and substance reasonably satisfactory to the Administrative Agent, of the board of directors (or similar body) of such Credit Party (or a duly authorized committee thereof) authorizing (A) the execution, delivery and performance of this Agreement and the Security Documents to which such Credit Party is party (and any other agreements relating thereto) and (B) in the case of the Borrower, the extensions of credit contemplated hereunder; (ii) the certificate of incorporation and bylaws (or memorandum and articles, or other documents of similar import pursuant to the laws of such Credit Party’s jurisdiction of organization) of such Credit Party; and (iii) a certificate of good standing (or such other document of similar import as may be acceptable to the Administrative Agent) with respect to such Credit Party from the secretary of state (or comparable body) of the jurisdiction in which such Credit Party is organized, dated as of a recent date.

6.4. Opinions of Counsel. The Administrative Agent shall have received (i) a legal opinion from Milbank, Tweed, Hadley & McCloy LLP, counsel to the Borrower, substantially in the form of Exhibit I-1, (ii) a legal opinion from Richards Layton & Finger, Delaware counsel to the Borrower, substantially in the form of Exhibit I-2, (iii) a legal opinion from Elvinger, Hoss & Prussen, Luxembourg counsel to the Borrower, substantially in the form of Exhibit I-3, (iv) a legal opinion from Baker & McKenzie, special U.K. counsel to the Borrower, substantially in the form of Exhibit I-4, (v) [reserved], (vi) a legal opinion from Triay Stagnetto Neish, special Gibraltar counsel to the Borrower, substantially in the form of Exhibit I-6, (vii) a legal opinion from Wiley Rein LLP, U.S. regulatory counsel to the Borrower, substantially in the form of Exhibit I-7, and (viii) such other opinions of counsel to the Borrower as may be reasonably requested by the Administrative Agent or its counsel.

6.5. Borrowing Request. The Borrower shall have provided the Administrative Agent with a Notice of Borrowing two Business Days prior to the Closing Date with respect to the borrowing of Revolving Credit Loans (if any) and Tranche B Term Loans on the Closing Date.

6.6. Promissory Notes. Each applicable Lender shall have received, if requested at least two (2) Business Days prior to the Closing Date, one or more promissory notes payable to the order of such Lender duly executed by the Borrower in substantially the form of Exhibits K-1 and K-2 evidencing its Tranche B Term Loans and Revolving Credit Loans, as applicable.

6.7. Fees. The Lenders shall have received the fees required to be paid on the Closing Date and all expenses (including the reasonable fees, disbursements and other charges of Cahill Gordon & Reindel LLP, counsel for the Administrative Agent) for which invoices have been presented on or prior to the Closing Date shall have been paid.

6.8. Collateral. The Administrative Agent shall have received:

(a) the duly executed Luxembourg Share Pledge Agreement;

(b) the duly executed U.K. Pledge Agreement;

(c) the duly executed Gibraltar Pledge Agreement;

(d) the duly executed Luxembourg Claims Pledge Agreement;

(e) the duly executed U.K. Security Agreement;

(f) the duly executed U.S. Security Agreement;

(g) the duly executed Gibraltar Security Agreement;

(h) to the extent required by the U.S. Security Agreement, all certificates, agreements or instruments representing or evidencing the Collateral accompanied by instruments of transfer and stock powers undated and endorsed in blank, and all other certificates, agreements or instruments required to perfect the Collateral Trustee’s security interest in the Collateral;

(i) all other certificates, agreements, or instruments necessary to perfect the Collateral Trustee’s security interest in the Collateral; and

(j) UCC financing statements in appropriate form for filing under the UCC, filings with the United States Patent and Trademark Office and United States Copyright Office and such other documents under applicable Requirements of Law in each jurisdiction as may be necessary or appropriate or, in the opinion of the Administrative Agent, desirable to perfect the Liens created, or purported to be created, by the Security Documents (including, without limitation, receipt of duly executed payoff letters of the Existing Credit Agreements, customary lien searches, UCC-3 termination statements and other customary releases).

6.9. Authorized Agent for Service of Process. The Borrower and each other Credit Party that is a Foreign Subsidiary shall have designated and appointed, by separate written instrument, CT Corporation System, 111 Eighth Avenue, New York, NY 10011 (and any successor entity) as its authorized agent upon which process may be served in any suit or proceeding arising out of or relating to this Agreement or the other Credit Documents that may be instituted in any federal or state court in the State of New York.

6.10. Perfection Certificate. The Administrative Agent shall have received a completed Perfection Certificate substantially in the form of Exhibit E, together with all attachments contemplated thereby.

6.11. Intercompany Subordination Agreement. The Administrative Agent shall have received a duly executed Intercompany Subordination Agreement substantially in the form of Exhibit M, which shall provide that, without limitation, the Indebtedness under the Reorganization Installment Sale Agreements shall be subordinated to the Obligations.

6.12. Solvency Certificate. The Administrative Agent shall have received a completed solvency certificate substantially in the form of Exhibit W.

SECTION 7. Conditions Precedent to All Credit Events.

The agreement of each Lender to make any Loan requested to be made by it on the Closing Date and any date thereafter (excluding Mandatory Borrowings) and the obligation of the Letter of Credit Issuer to issue Letters of Credit on the Closing Date and any date thereafter is subject to the satisfaction of the following conditions precedent:

7.1. No Default; Representations and Warranties. At the time of each Credit Event and also after giving effect thereto (a) no Default or Event of Default shall have occurred and be continuing and (b) all representations and warranties made by any Credit Party contained herein or in the other Credit Documents shall be true and correct in all material respects with the same effect as though such representations and warranties had been made on and as of the date of such Credit Event (except where such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall have been true and correct in all material respects as of such earlier date).

7.2. Notice of Borrowing; Letter of Credit Request.

(a) Prior to the making of each Term Loan, each Revolving Credit Loan (other than any Revolving Credit Loan made pursuant to Section 3.4(a)) and each Swingline Loan, the Administrative Agent shall have received a Notice of Borrowing (whether in writing or by telephone) meeting the requirements of Section 2.3.

(b) Prior to the issuance of each Letter of Credit, the Administrative Agent and the Letter of Credit Issuer shall have received a Letter of Credit Request meeting the requirements of Section 3.2(a).

SECTION 8. Representations, Warranties and Agreements.

In order to induce the Lenders to enter into this Agreement, to make the Loans and issue or participate in Letters of Credit as provided for herein, the Borrower (and in the case of representations and warranties relating to Holdings, Holdings) makes the following representations and warranties to, and agreements with, the Lenders, all of which shall survive the execution and delivery of this Agreement and the making of the Loans and the issuance of the Letters of Credit:

8.1. Corporate Status. The Borrower and each Material Subsidiary (a) is a duly organized and validly existing corporation or public limited liability company (as applicable) or other entity in good standing under the laws of the jurisdiction of its organization and has the corporate or other organizational power and authority to own its property and assets and to transact the business in which it is engaged and (b) has duly qualified and is authorized to do business and is in good standing in all jurisdictions where it is required to be so qualified, except where the failure to be so qualified could not reasonably be expected to result in a Material Adverse Effect.

8.2. Corporate Power and Authority. Each Credit Party and Holdings has the corporate or other organizational power and authority to execute, deliver and carry out the terms and provisions of the Credit Documents to which it is a party and has taken all necessary corporate or other organizational action to authorize the execution, delivery and performance of the Credit Documents to which it is a party. Each Credit Party and Holdings has duly executed and delivered each Credit Document to which it is a party and each such Credit Document which is currently in effect constitutes the legal, valid and binding obligation of such Credit Party and Holdings enforceable in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency or similar laws affecting creditors’ rights generally and subject to general principles of equity subject to mandatory Luxembourg law provisions.

8.3. No Violation. Neither the execution, delivery or performance by any Credit Party and Holdings of the Credit Documents to which it is a party and which is currently in effect nor compliance with the terms and provisions thereof nor the consummation of the Reorganization and the other transactions contemplated hereby or thereby will (a) contravene any applicable provision of any material law, statute, rule, regulation, order, writ, injunction or decree of any court or governmental instrumentality, (b) result in any breach of any of the terms, covenants, conditions or provisions of, or constitute a default under, or result in the creation or imposition of (or the obligation to create or impose) any Lien upon any of the property or assets of the Borrower or any of the Restricted Subsidiaries (other than Liens created under the Credit Documents) pursuant to, the terms of any material indenture (including the Senior Note Indentures), loan agreement, lease agreement, mortgage, deed of trust, agreement or other material instrument to which Holdings, the Borrower or any of the Restricted Subsidiaries is a party or by which it or any of its property or assets is bound or (c) violate any provision of the certificate of incorporation, by-laws or other constitutional documents (to the extent applicable) of Holdings, the Borrower or any of the Restricted Subsidiaries.

8.4. Litigation. There are no actions, suits or proceedings (including Environmental Claims) pending or, to the knowledge of the Borrower, threatened with respect to the Borrower or any of its Subsidiaries that could reasonably be expected to result in a Material Adverse Effect or a Material Adverse Change.

8.5. Margin Regulations. Neither the making of any Loan hereunder nor the use of the proceeds thereof will violate the provisions of Regulation T, U or X of the Board.

8.6. Governmental Approvals. The execution, delivery and performance of any Credit Document currently in effect does not require any consent or approval of, registration or filing with, or any other action by, any Governmental Authority, except for (i) such as have been obtained or made and are in full force and effect, (ii) filings and recordings in respect of the Liens created pursuant to the Security Documents, (iii) filings with the United States Patent and Trademark Office and the United States Copyright Office and comparable offices in foreign jurisdictions and equivalent filings in foreign jurisdictions, (iv) such FCC consents, approvals, registrations, and filings as may be required in connection with the exercise of rights under the Security Documents following an Event of Default, (v) such FCC consents, approvals, registrations, and filings as may be required in the ordinary course of business of the Borrower and its Subsidiaries in connection with the use of proceeds of the Loans hereunder, (vi) such licenses, approvals, authorizations and consents as may be required by the U.S. Department of State pursuant to the International Traffic in Arms Regulations, the U.S. Department of Commerce pursuant to the Export Administration Regulations and the U.S. Department of Treasury pursuant to Foreign Asset Control Regulations in connection with the exercise of rights hereunder and under the Security Documents following an Event of Default, and (vii) such licenses, approvals, authorizations or consents the failure to obtain or make could not reasonably be expected to have a Material Adverse Effect.

8.7. Investment Company Act. The Borrower is not an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

8.8. True and Complete Disclosure.

(a) None of the factual information and data (taken as a whole) heretofore or contemporaneously furnished by the Borrower, any of the Subsidiaries or any of their respective authorized representatives in writing to the Administrative Agent and/or any Lender in connection with this Agreement (including (i) the Confidential Information Memorandum and (ii) all information contained in the Credit Documents currently in effect) for purposes of or in connection with this Agreement or any transaction contemplated herein contained any untrue statement or omitted to state any material fact necessary to make such information and data (taken as a whole) not misleading at such time in light of the circumstances under which such information or data was furnished (subject, in the case of quarterly or interim financial statements, to normal year-end audit adjustments), it being understood and agreed that for purposes of this Section 8.8(a), such factual information and data shall not include projections and pro forma financial information.

(b) The projections and pro forma financial information contained in the information and data referred to in paragraph (a) above were based on good faith estimates and assumptions believed by such Persons to be reasonable at the time made, it being recognized by the Lenders that such projections as to future events are not to be viewed as facts and that actual results during the period or periods covered by any such projections may differ from the projected results.

8.9. Financial Condition; Financial Statements. (a) The unaudited historical consolidated financial information of the Borrower as set forth in the Confidential Information Memorandum, and (b) the Historical Financial Statements, in each case present or will, when provided, present fairly in all material respects the combined financial position of the Borrower at the respective dates of said information, statements and results of operations for the respective periods covered thereby (subject, in the case of quarterly or interim financial statements, to normal year-end audit adjustments). The financial statements referred to in clause (b) of this Section 8.9 have been prepared in accordance with GAAP consistently applied except to the extent provided in the notes to said financial statements. There has been no Material Adverse Change since December 31, 2009 (giving effect to the Transactions as if they had occurred prior thereto).

8.10. Tax Returns and Payments.

(a) The Borrower and each of the Subsidiaries has filed all federal income tax returns and all other material tax returns, domestic and foreign, required to be filed by it and has paid all material Taxes payable by it that have become due (including in its capacity as a withholding agent), other than those (a) not yet delinquent or (b) contested in good faith as to which adequate reserves have been provided in accordance with GAAP and which could not reasonably be expected to result in a Material Adverse Effect. The Borrower and each of the Subsidiaries have paid, or have provided adequate reserves (in the good faith judgment of the management of the Borrower) in accordance with GAAP for the payment of, all material federal, state, provincial and foreign income taxes applicable for all prior fiscal years and for the current fiscal year.

(b) None of the Borrower or any of its Subsidiaries has ever been a party to any understanding or arrangement constituting a “tax shelter” within the meaning of Section 6662(d)(2)(C)(iii) of the Code or within the meaning of Section 6111(c) or Section 6111(d) of the Code as in effect immediately prior to the enactment of the American Jobs Creation of 2004, or has ever “participated” in a “reportable transaction” within the meaning of Treasury Regulation Section 1.6011-4, except as could not reasonably be likely to, individually or in the aggregate, have a Material Adverse Effect.

8.11. Compliance with ERISA.

(a) Each Plan is in compliance with ERISA, the Code and any applicable Requirement of Law; no Reportable Event has occurred (or is reasonably likely to occur) with respect to any Plan; no Plan is insolvent or in reorganization (or is reasonably likely to be insolvent or in reorganization), and no written notice of any such insolvency or reorganization has been given to the Borrower, any Subsidiary or any ERISA Affiliate; no failure to satisfy the minimum funding standard under Section 430 of the Code, whether or not waived, has occurred (or is reasonably expected to occur) with respect to a Plan or failure to make a required contribution to a Multiemployer Plan; none of the Borrower, any Subsidiary or any ERISA Affiliate has incurred (or is reasonably likely expected to incur) any liability to or on account of a Plan pursuant to Section 409, 502(i), 502(l), 515, 4062, 4063, 4064, 4069, 4201 or 4204 of ERISA or Section 4971 or 4975 of the Code or has been notified in writing that it will incur any liability under any of the foregoing Sections with respect to any Plan; no proceedings have been instituted (or are reasonably likely to be instituted) to terminate or to reorganize any Plan or to appoint a trustee to administer any Plan, and no written notice of any such proceedings has been given to the Borrower, any Subsidiary or any ERISA Affiliate; and no lien imposed under the Code or ERISA on the assets of the Borrower or any Subsidiary or any ERISA Affiliate exists (or is reasonably likely to exist) nor has the Borrower, any Subsidiary or any ERISA Affiliate been notified in writing that such a lien will be imposed on the assets of the Borrower, any Subsidiary or any ERISA Affiliate on account of any Plan, except to the extent that a breach of any of the representations, warranties or agreements in this Section 8.11 would not result, individually or in the aggregate, in an amount of liability that would be reasonably likely to have a Material Adverse Effect or relates to any matter disclosed in the financial statements of the Borrower contained in the Confidential Information Memorandum. No Plan (other than a multiemployer plan) has an Unfunded Current Liability that would, individually or when taken together with any other liabilities referenced in this Section 8.11, be reasonably likely to have a Material Adverse Effect. With respect to Plans that are multiemployer plans (as defined in Section 3(37) of ERISA), the representations and warranties in this Section 8.11(a), other than any made with respect to (i) liability under Section 4201 or 4204 of ERISA or required contributions to a Multiemployer Plan or (ii) liability for termination or reorganization of such Plans under ERISA, are made to the best knowledge of the Borrower.

(b) All Foreign Plans are in compliance with, and have been established, administered and operated in accordance with, the terms of such Foreign Plans and applicable law, except for any failure to so comply, establish, administer or operate the Foreign Plans as would not reasonably be expected to have a Material Adverse Effect. All contributions or other payments which are due with respect to each Foreign Plan have been made in full and there are no funding deficiencies thereunder, except to the extent any such events would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(c) The Borrower represents and warrants as of the Amendment 3 Effective Date that the Borrower is not and will not be using “plan assets” (within the meaning of 29 CFR § 2510.3-101, as modified by Section 3(42) of ERISA) of one or more Benefit Plans in connection with the Loans, the Letters of Credit or the Commitments;

8.12. Subsidiaries. Schedule 8.12 to this Agreement lists each Subsidiary of the Borrower (and the direct and indirect ownership interest of the Borrower therein), in each case existing on the Closing Date. To the knowledge of the Borrower, after due inquiry, each Material Subsidiary as of the Closing Date has been so designated on Schedule 8.12 to this Agreement. All of the outstanding capital stock of the Borrower is owned directly or indirectly by Holdings and/or the Holdings Successor and the requirements of Section 15.11 have been met with respect thereto.

8.13. Patents, etc. The Borrower and each of the Restricted Subsidiaries have obtained all patents, trademarks, servicemarks, trade names, copyrights, licenses and other rights, free from burdensome restrictions, that are necessary for the operation of their respective businesses as currently conducted and as proposed to be conducted, except where the failure to obtain any such rights could not reasonably be expected to have a Material Adverse Effect.

8.14. Environmental Laws.

(a) Except as could not reasonably be expected to have a Material Adverse Effect: (i) the Borrower and each of the Subsidiaries and all Real Estate are in compliance with all Environmental Laws; (ii) neither the Borrower nor any of the Subsidiaries is subject to any Environmental Claim or any other liability under any Environmental Law; (iii) the Borrower and its Subsidiaries are not conducting any investigation, removal, remedial or other corrective action pursuant to any Environmental Law at any location; and (iv) no underground storage tank or related piping, or any impoundment or other disposal area containing Hazardous Materials is located at, on or under any Real Estate currently owned or leased by the Borrower or any of its Subsidiaries.

(b) Neither the Borrower nor any of the Subsidiaries has treated, stored, transported, released or disposed or arranged for disposal or transport for disposal of Hazardous Materials at, on, under or from any currently or formerly owned or leased Real Estate or facility in a manner that could reasonably be expected to have a Material Adverse Effect.

8.15. Properties. (a) The Borrower and each of the Subsidiaries have good and marketable title to or leasehold interest in all properties that are necessary for the operation of their respective businesses as currently conducted and as proposed to be conducted, free and clear of all Liens (other than any Liens permitted by this Agreement) and except where the failure to have such good title could not reasonably be expected to have a Material Adverse Effect and (b) no Mortgage encumbers improved Real Estate that is located in an area that has been identified by the Secretary of Housing and Urban Development as an area having special flood hazards within the meaning of the National Flood Insurance Act of 1968 unless flood insurance available under such Act has been obtained in accordance with Section 9.3.

8.16. Solvency. On the Closing Date (after giving effect to the Transactions), immediately following the making of each Loan and after giving effect to the application of the proceeds of such Loans, the Borrower, on a consolidated basis with its Subsidiaries, will be Solvent.

8.17. FCC Licenses, Etc. As of the Closing Date, Schedule 8.17 hereto accurately and completely lists for each Satellite (a) all space station licenses for the launch and operation of Satellites with C-band or Ku-band transponders issued by the FCC to Holdings, the Borrower or any Restricted Subsidiary and (b) all licenses and all other approvals, orders or authorizations issued or granted by any Governmental Authority outside of the United States of America to launch and operate any such Satellite. As of the Closing Date, the FCC Licenses and the other licenses, approvals or authorizations listed on Schedule 8.17 hereto with respect to any Satellite include all material authorizations, licenses and permits issued by the FCC or any other Governmental Authority that are required or necessary to launch or operate such Satellite, as applicable. Except as could not reasonably be expected to have a Material Adverse Effect, each of the Subject Licenses is held in the name of a License Subsidiary and is validly issued and in full force and effect, and the Borrower and its Restricted Subsidiaries have fulfilled and performed in all respects all of their obligations with respect thereto and have full power and authority to operate thereunder.

8.18. Satellites. As of the Closing Date, Schedule 8.18 hereto accurately and completely lists each of the Satellites owned by the Borrower and its Restricted Subsidiaries on the Closing Date, and sets forth for each such Satellite that is in orbit, the orbital slot and number and frequency band of the transponders on such Satellite.

8.19. Centre of Main Interest. Each of Holdings and the Credit Party incorporated under the laws of the Grand Duchy of Luxembourg has its principal place of business (principal établissement), the seat of its central administration (siège de l’administration centrale) and its centre of main interests (centre des intérêts principaux) located at the place of its registered office (siège statutaire) in the Grand Duchy of Luxembourg and has no establishment (as defined by Council Regulation (EC) No 1346/2000 of 29 May 2000 on insolvency proceedings, as amended) outside the Grand Duchy of Luxembourg

SECTION 9. Affirmative Covenants.

The Borrower hereby covenants and agrees (and, in the case of Section 9.12(a) and Section 9.15(a), Holdings covenants and agrees) that on the Closing Date and thereafter, until the Commitments, the Swingline Commitment and each Letter of Credit have terminated and the Loans and Unpaid Drawings, together with interest, Fees and all other Obligations incurred hereunder, are paid in full:

9.1. Information Covenants. The Borrower will furnish to each Lender and the Administrative Agent:

(a) Annual Financial Statements. As soon as available and in any event on or before the date on which such financial statements are required to be filed with the SEC or delivered to the holders of the Senior Notes (or, if such financial statements are not required to be filed with the SEC or delivered to the holders of the Senior Notes, on or before the date that is 120 days after the end of each such fiscal year), (A) the consolidated balance sheets of the Borrower and its Subsidiaries as at the end of such fiscal year, and the related consolidated statement of operations and cash flows for such fiscal year, setting forth comparative consolidated figures for the preceding fiscal year, and certified by independent certified public accountants of recognized national standing whose opinion shall not be qualified as to the scope of audit (except with respect to any Government Business Subsidiary) or as to the status of the Borrower or any of the Material Subsidiaries (or group of Subsidiaries that together would constitute a Material Subsidiary) as a going concern, together in any event with a certificate of such accounting firm stating that in the course of its regular audit of the business of the Borrower and the Material Subsidiaries, which audit was conducted in accordance with generally accepted auditing standards, such accounting firm has obtained no knowledge of any Default or Event of Default relating to Section 11 that has occurred and is continuing or, if in the opinion of such accounting firm such a Default or Event of Default has occurred and is continuing, a statement as to the nature thereof, and (B) if the Borrower had any Unrestricted Subsidiaries during any period covered by the financial information set forth in clause (A), a reasonably detailed break-out of such financial information showing amounts attributable to the Restricted Subsidiaries as a whole and the Unrestricted Subsidiaries as a whole. The filing by Intelsat S.A. or any other direct or indirect parent entity of the Borrower of its Form 20-F or Form 10-K (or any successor or comparable forms) with the SEC as at the end of and for any fiscal year, reported on as aforesaid, shall be deemed to satisfy the obligations under the reporting portion of this paragraph with respect to such year so long as such filing includes (i) a ~~consolidating footnote setting forth the consolidated balance sheets of the Borrower and the Subsidiaries as at the end of such fiscal year, and the related consolidated statement of operations and cash flows for such fiscal year, (ii) a~~ “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (in the case of a Form 10-K) or an “Operating and Financial Review and Prospects” discussion (in the case of a Form 20-F) that includes a reasonably detailed analysis of the operating results and financial condition (considered separately from the other Subsidiaries of Intelsat S.A., where material) of the Borrower and its Subsidiaries; provided that such detailed analysis of the Borrower and its Subsidiaries shall not be required if Intelsat S.A.’s only material operations or assets in addition to the Borrower and its Subsidiaries includes one or more businesses, each of which discloses a “Management’s Discussion and

Analysis of Financial Condition and Results of Operations” or an “Operating and Financial Review and Prospects” discussion for such companies or substantially similar disclosure required by a non-U.S. jurisdiction (considered separately from other Subsidiaries of Intelsat S.A.) publicly on or through the website of Intelsat S.A. or through the EDGAR system and (~~iii~~ii) if the Borrower had any Unrestricted Subsidiaries during any period covered by the financial information set forth in ~~clauses~~clause (i~~) and (ii~~), a reasonably detailed break-out of such financial information showing amounts attributable to the Restricted Subsidiaries as a whole and the Unrestricted Subsidiaries as a whole.

(b) Quarterly Financial Statements. As soon as available and in any event on or before the date on which such financial statements are required to be filed with the SEC or delivered to the holders of the Senior Notes with respect to each of the first three quarterly accounting periods in each fiscal year of the Borrower (or, if such financial statements are not required to be filed with the SEC or delivered to the holders of the Senior Notes, on or before the date that is 60 days after the end of each such quarterly accounting period), (A) the consolidated balance sheet of (i) the Borrower and the Restricted Subsidiaries and (ii) the Borrower and its Subsidiaries, in each case as at the end of such quarterly period and the related consolidated statement of operations for such quarterly accounting period and for the elapsed portion of the fiscal year ended with the last day of such quarterly period, and the related consolidated statement of cash flows for the elapsed portion of the fiscal year ended with the last day of such quarterly period, and setting forth comparative consolidated figures for the related periods in the prior fiscal year or, in the case of such consolidated balance sheet, for the last day of the prior fiscal year, all of which shall be certified by an Authorized Officer of the Borrower subject to changes resulting from audit and normal year-end audit adjustments, and (B) if the Borrower had any Unrestricted Subsidiaries during any period covered by the financial information set forth in clause (A), a reasonably detailed break-out of such financial information showing amounts attributable to the Restricted Subsidiaries as a whole and the Unrestricted Subsidiaries as a whole. The furnishing by Intelsat S.A. or any other direct or indirect parent entity of the Borrower of its Form 6-K (or any successor or comparable forms) relating to its quarterly financial statements or the filing of a Form 10-Q (or any successor or comparable forms) with the SEC as at the end of and for any fiscal quarter, certified as aforesaid, shall be deemed to satisfy the reporting obligations under this paragraph with respect to such quarter so long as such filing includes (i) a ~~consolidating footnote setting forth the consolidated balance sheets of (x) the Borrower and the Restricted Subsidiaries and (y) Holdings, Borrower and the Restricted Subsidiaries as at the end of such fiscal year, and the related consolidated statement of operations and cash flows for such fiscal year, and (ii) a~~ “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (in the case of a Form 10-Q) or, in the case of a Form 6-K, an “Operating and Financial Review and Prospects” discussion complying with the requirements of Form 20-F (adjusted to reflect quarterly rather than annual reporting, consistent with the differences in the form requirements of Form 10-K and Form 10-Q) that includes a reasonably detailed analysis of the operating results and financial condition (considered separately from the other Subsidiaries of Intelsat S.A. where material) of Holdings and its Subsidiaries; provided that such detailed analysis of the Borrower and its Subsidiaries shall not be required if Intelsat S.A.’s only material operations or assets in addition to the Borrower and its Subsidiaries includes one or more businesses, each of which discloses a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” or an “Operating and Financial Review and Prospects” discussion for such companies or substantially similar disclosure required by a non-U.S. jurisdiction (considered separately from other Subsidiaries of Intelsat S.A.) publicly on or through the website of Intelsat S.A. or through the EDGAR system and (~~iii~~ii) if the Borrower had any Unrestricted Subsidiaries during any period covered by the financial information set forth in ~~clauses~~clause (i~~) and (ii~~), a reasonably detailed break-out of such financial information showing amounts attributable to the Restricted Subsidiaries as a whole and the Unrestricted Subsidiaries as a whole.

(c) Budgets. Within 60 days after the commencement of each fiscal year of the Borrower, budgets of the Borrower in reasonable detail for such fiscal year as customarily prepared by management of the Borrower for their internal use consistent in scope with the financial statements provided pursuant to Section 9.1(a), setting forth the principal assumptions upon which such budgets are based.

(d) Officer’s Certificates. At the time of the delivery of the financial statements provided for in Sections 9.1(a) and (b), a certificate of an Authorized Officer of the Borrower to the effect that no Default or Event of Default exists or, if any Default or Event of Default does exist, specifying the nature and extent thereof, which certificate shall set forth (i) the calculations required to establish whether the Borrower and the Subsidiaries were in compliance with the ~~provisions of~~covenant under Section 11 as at the end of such fiscal year or period, as the case may be and, if such certificate demonstrates an Event of Default of the covenant under Section 11 which has not been cured previously, any of the Permitted Holders may deliver, together with such certificate, notice of their intent to cure (a “Notice of Intent to Cure”) such Event of Default pursuant to 12.13; provided that unless and until such Event of Default shall have been cured or waived, the delivery of a Notice of Intent to Cure shall in no way affect or alter the occurrence, existence or continuation of any such Event of Default or the rights, benefits, powers and remedies of the Administrative Agent and the Lenders under any Credit Document, (ii) a specification of any change in the identity of the Restricted Subsidiaries, Material Subsidiaries and Unrestricted Subsidiaries as at the end of such fiscal year or period, as the case may be, from the Restricted Subsidiaries and Unrestricted Subsidiaries, respectively, provided to the Lenders on the Closing Date or the most recent fiscal year or period, as the case may be and (iii) the amount of any Pro Forma Adjustment not previously set forth in a Pro Forma Adjustment Certificate or any change in the amount of a Pro Forma Adjustment set forth in any Pro Forma Adjustment Certificate previously provided and, in either case, in reasonable detail, the calculations and basis therefor. At the time of the delivery of the financial statements provided for in Section 9.1(a), (I) a certificate of an Authorized Officer of the Borrower setting forth in reasonable detail the Applicable Amount and the CI Contributions, if any, in each case as at the end of the fiscal year to which such financial statements relate and (II) a certificate of an Authorized Officer and the chief financial or legal officer (separate from the foregoing Authorized Officer) of the Borrower or Intelsat S.A. setting forth the information required pursuant to Section 1(a) of the Perfection Certificate or confirming that there has been no change in such information since the Closing Date or the date of the most recent certificate delivered pursuant to this subsection (d)(II), as the case may be.

(e) Notice of Default or Litigation. Promptly after an Authorized Officer of the Borrower or any of the Subsidiaries obtains actual knowledge thereof, notice of (i) the occurrence of any event that constitutes a Default or Event of Default, which notice shall specify the nature thereof, the period of existence thereof and what action the Borrower proposes to take with respect thereto, (ii) any litigation or governmental proceeding pending against the Borrower or any of the Subsidiaries that could reasonably be expected to result in a Material Adverse Effect or a Material Adverse Change, and (iii) any actual or constructive total or material partial loss event with respect to any Satellite.

(f) Environmental Matters. The Borrower will promptly advise the Lenders in writing after obtaining actual knowledge of any one or more of the following environmental matters, unless such environmental matters would not, individually or when aggregated with all other such matters, be reasonably expected to result in a Material Adverse Change:

(i) Any pending or threatened Environmental Claim against the Borrower or any of the Subsidiaries or any Real Estate;

(ii) Any condition or occurrence on any Real Estate that (x) could reasonably be expected to result in noncompliance by the Borrower or any of the Subsidiaries with any applicable Environmental Law or (y) could reasonably be anticipated to form the basis of an Environmental Claim against Holdings, the Borrower or any of the Subsidiaries or any Real Estate;

(iii) Any condition or occurrence on any Real Estate that could reasonably be anticipated to cause such Real Estate to be subject to any restrictions on the ownership, occupancy, use or transferability of such Real Estate under any Environmental Law; and

(iv) The conduct of any investigation, or any removal, remedial or other corrective action in response to the actual or alleged presence, release or threatened release of any Hazardous Material on, at, under or from any Real Estate.

All such notices shall describe in reasonable detail the nature of the claim, investigation, condition, occurrence or removal or remedial action and the response thereto. The term “Real Estate “ shall mean land, buildings and improvements owned or leased by the Borrower or any of the Subsidiaries, but excluding all operating fixtures and equipment, whether or not incorporated into improvements.

(g) Other Information. Promptly upon filing thereof, copies of any filings (including on Form 10-K, 20-F, 10-Q, 6-K or 8-K) or registration statements with, and reports to, the SEC or any analogous Governmental Authority in any relevant jurisdiction by the Borrower (and Holdings, if Holdings is a public filing company outside the United States) or any of the Subsidiaries (other than amendments to any registration statement (to the extent such registration statement, in the form it becomes effective, is delivered to the Lenders), exhibits to any registration statement and, if applicable, any registration statements on Form S-8) and copies of all financial statements, proxy statements, notices and reports that the Borrower (and Holdings, if Holdings is a public filing company outside the United States) or any of the Subsidiaries shall send to the holders of any publicly issued debt of Holdings, the Borrower and/or any of the Subsidiaries (including any Senior Notes (whether publicly issued or not)) in their capacity as such holders (in each case to the extent not theretofore delivered to the Lenders pursuant to this Agreement) and, with reasonable promptness, such other information (financial or otherwise) as the Administrative Agent on its own behalf or on behalf of the Required Lenders may reasonably request in writing from time to time; provided that Holdings and the Borrower shall not be required to furnish any such reports and other materials to the Administrative Agent or any Lender to the extent the same is publicly available on the website of Intelsat S.A. or the Borrower or through the EDGAR system.

(h) Pro Forma Adjustment Certificate. Not later than the consummation of the acquisition of any Acquired Entity or Business by the Borrower or any Restricted Subsidiary for which there shall be a Pro Forma Adjustment or not later than any date on which financial statements are delivered with respect to any four-quarter period in which a Pro Forma Adjustment is made as a result of the consummation of the acquisition of any Acquired Entity or Business by the Borrower or any Restricted Subsidiary for which there shall be a Pro Forma Adjustment, a certificate of an Authorized Officer of the Borrower setting forth the amount of such Pro Forma Adjustment and, in reasonable detail, the calculations and basis therefor.

(i) FCC Reports. Promptly upon their becoming available, copies of any and all periodic or special reports filed by the Borrower or any of its Restricted Subsidiaries with the FCC or with any other Federal, state or local governmental authority, if such reports indicate any material adverse change in the business, operations, affairs or condition of the Borrower or any of its Restricted Subsidiaries, and copies of any and all notices and other communications from the FCC or from any other Federal, state or local governmental authority with respect to the Borrower, any of its Subsidiaries or any Satellite relating to any matter that could reasonably be expected to result in a Material Adverse Effect.

(j) Satellite Health Report. No less than annually with respect to each In-Orbit Satellite that has a net book value exceeding $50,000,000, and upon the occurrence of an Event of Default at any time upon the reasonable request of the Administrative Agent, (i) with respect to any one or more In-Orbit Satellites operated by the Borrower or any of its Subsidiaries, a Satellite Health Report and (ii) with respect to any In-Orbit Satellite that is operated by any Person other than the Borrower or any of its Subsidiaries, any satellite health reports received by the Borrower from such Person, it being understood that to the extent that any such Satellite Health Report or other satellite health report contains any forward looking statements, estimates or projections, such statements, estimates or projections are subject to significant uncertainties and contingencies, many of which are beyond the Borrower’s or any of its Subsidiaries’ control, and no assurance can be given that such forward looking statements, estimates or projections will be realized, and provided that nothing in this clause (j) shall require the Borrower to deliver any information to the Administrative Agent or any Lender to the extent delivery of such information is restricted by applicable law or regulation.

9.2. Books, Records and Inspections. The Borrower will, and the Borrower will cause each of the Subsidiaries to, permit officers and designated representatives of the Administrative Agent or the Required Lenders to visit and inspect any of the properties or assets of the Borrower and any such Subsidiary in whomsoever’s possession to the extent that it is within such party’s control to permit such inspection, and to examine the books and records of the Borrower and any such Subsidiary and discuss the affairs, finances and accounts of the Borrower and of any such Subsidiary with, and be advised as to the same by, its and their officers and independent accountants, all at such reasonable times and intervals and to such reasonable extent as the Administrative Agent or the Required Lenders may desire; provided that so long as no Default or Event of Default is then in existence, the Borrower and any Credit Party shall have the right to participate in any discussions of the Agents or the Lenders with any independent accountants of the Borrower.

9.3. Maintenance of Insurance.

(a) The Borrower will, and the Borrower will cause each of its Restricted Subsidiaries to, obtain, maintain and keep in full force and effect at all times (i) with respect to each Satellite procured by the Borrower or any of its Restricted Subsidiaries for which the risk of loss passes to the Borrower or such Restricted Subsidiary at or before launch, and for which launch insurance or commitments with respect thereto are not in place as of the Closing Date, launch insurance with respect to each such Satellite covering the launch of such Satellite and a period of time thereafter, but only to the extent, if at all, and on such terms (including coverage period, exclusions, limitations on coverage, co-insurance, deductibles and coverage amount) as is determined by the Borrower to be in the best interests of the Borrower, (ii) with respect to each Satellite it currently owns or for which it has risk of loss (or, if the entire Satellite is not owned, the portion it owns or for which it has risk of loss), other than any Excluded Satellite, In-Orbit Insurance and (iii) at all times subsequent to the coverage period of the launch insurance described in clause (i) above, if any, or if launch insurance is not procured, at all times subsequent to the initial completion of in-orbit testing, in each case with respect to each Satellite it then owns or for which it has risk of loss (or portion, as applicable), other than any Excluded Satellite, In-Orbit Insurance; provided, however, that at any time with respect to a Satellite that is not an Excluded Satellite, none of the Borrower or any of its Subsidiaries shall be required to maintain In-Orbit Insurance in excess of 33% of the aggregate net book value of all in-orbit Satellites (and portions it owns or for which it has risk of loss) insured (it being understood that any Satellite (or portion, as applicable) protected by In-Orbit Contingency Protection shall be deemed to be insured for a percentage of its net book value as set forth in the definition of “In-Orbit Contingency Protection”). In the event that the expiration and non-renewal of In-Orbit Insurance for such a Satellite (or portion, as applicable) resulting from a claim of loss under such policy causes a failure to comply with the proviso in the immediately preceding sentence, the Borrower and its Restricted Subsidiaries shall be deemed to be in compliance with such proviso for the 120 days immediately following such expiration or non-renewal; provided that the Borrower or any of its Restricted Subsidiaries, as the case may be, procures such In-Orbit Insurance or provides such In-Orbit Contingency Protection as necessary to comply with such proviso within such 120-day period. In the event of the unavailability of any In-Orbit Contingency Protection for any reason, the Borrower or any of its Restricted Subsidiaries, as the case may be, shall, subject to the first proviso above, within 120 days of such unavailability, be required to have in effect In-Orbit Insurance complying with clause (ii) or (iii) above, as applicable, with respect to all Satellites (or portions, as applicable), other than Excluded Satellites that the unavailable In-Orbit Contingency Protection was intended to protect and for so long as such In-Orbit Contingency Protection is unavailable; provided that the Borrower and its Restricted Subsidiaries shall be considered in compliance with this insurance covenant for the 120 days immediately following such unavailability.

(b) The Borrower will, and the Borrower will cause each of its Restricted Subsidiaries to, use its reasonable best efforts to at all times keep the respective property of the Borrower and its Restricted Subsidiaries (except (x) real or personal property leased or financed through third parties in accordance with this Agreement and (y) satellites) insured in favor of the Collateral Trustee for the benefit of the Secured Parties, and all policies or certificates with respect to such insurance (and any general liability, umbrella liability coverage and workers’ compensation insurance (to the extent permitted by law) maintained by, or on behalf of, the Borrower or any Restricted Subsidiary of the Borrower) (i) shall be endorsed to the Collateral Trustee’s reasonable satisfaction for the benefit of the Collateral Trustee (including, without limitation, by naming the Collateral Trustee as certificate holder, mortgagee and loss payee with respect to real property, certificate holder and loss payee with respect to personal property, additional insured with respect to general liability and umbrella liability coverage and (to the extent permitted by law) certificate holder with respect to workers’ compensation insurance), (ii) shall state that such insurance policies shall not be cancelled or materially changed without at least 30 days’ prior written notice thereof by the respective insurer to the Collateral Trustee; provided that with respect to any launch insurance or In-Orbit Insurance, such notice is available, and if available, on such terms as may be available, and (iii) shall, upon the request of the Collateral Trustee, be deposited with the Collateral Trustee for the benefit of the Secured Parties. Notwithstanding the foregoing or anything to the contrary contained elsewhere in this Agreement, the lender or collateral agent with respect to any ECA Financing may be named as additional insured, mortgagee or loss payee with respect to any insurance covering ECA Collateral which insurance shall not be required to be in accordance with or subject to the terms of this Section 9.3.

(c) If any portion of any Mortgaged Property is at any time located in an area identified by the Federal Emergency Management Agency (or any successor agency) as a Special Flood Hazard Area with respect to which flood insurance has been made available under the National Flood Insurance Act of 1968 (as now or hereafter in effect or successor act thereto), then the Borrower shall, or shall cause each Credit Party to (i) maintain, or cause to be maintained, with a financially sound and reputable insurer, flood insurance in an amount and otherwise sufficient to comply with all applicable rules and regulations promulgated pursuant to the Flood Insurance Laws and (ii) deliver to the Administrative Agent evidence of such compliance in form and substance reasonably acceptable to the Administrative Agent.

(d) If the Borrower or any of its Restricted Subsidiaries shall fail to maintain all insurance in accordance with this Section 9.3, or if the Borrower or any of its Restricted Subsidiaries shall fail to so name the Administrative Agent for the benefit of the Secured Parties as an additional insured, mortgagee or loss payee, as the case may be, or so deposit all certificates with respect thereto, the Administrative Agent shall have the right (but shall be under no obligation), upon reasonable prior notice to the Borrower of its intention to do so, to procure such insurance on such terms and against such risks as are required hereby, and the Borrower agrees to reimburse the Administrative Agent for any premium paid therefor.

9.4. Payment of Taxes. The Borrower will pay and discharge, and the Borrower will cause each of the Subsidiaries to pay and discharge, all material Taxes imposed upon it or upon its income or profits, or upon any properties belonging to it, prior to the date on which material penalties attach thereto, and all lawful material claims that, if unpaid, could reasonably be expected to become a material Lien upon any properties of the Borrower or any of the Restricted Subsidiaries; provided that none of the Borrower or any of the Subsidiaries shall be required to pay any such Tax or claim that is being contested in good faith and by proper proceedings if it has maintained adequate reserves (in the good faith judgment of the management of the Borrower) with respect thereto in accordance with GAAP and the failure to pay could not reasonably be expected to result in a Material Adverse Effect.

9.5. Consolidated Corporate Franchises. The Borrower will do, and the Borrower will cause each Material Subsidiary to do, or cause to be done, all things necessary to preserve and keep in full force and effect its existence, corporate rights and authority, except to the extent that the failure to do so could not reasonably be expected to have a Material Adverse Effect; provided, however, that the Borrower and its Subsidiaries may consummate any transaction permitted under Section 10.3, 10.4 or 10.5.

9.6. Compliance with Statutes, Regulations, etc. The Borrower will, and the Borrower will cause each Subsidiary to, comply with all applicable laws, rules, regulations and orders applicable to it or its property (including all FCC Licenses and all other governmental approvals or authorizations required to launch and operate the Satellites and the TT&C Stations related thereto) and to transmit signals to and receive transmissions from the Satellites, and to maintain all such FCC Licenses and other governmental approvals or authorizations in full force and effect, in each case except where the failure to do so could not reasonably be expected to have a Material Adverse Effect (it being understood that any failure as it may relate to any FCC License for a Satellite that is yet to be launched shall not, in itself, be considered or deemed to result in a Material Adverse Effect).

9.7. ERISA. Promptly after the Borrower or any Subsidiary or any ERISA Affiliate knows or has reason to know of the occurrence of any of the following events that, individually or in the aggregate (including in the aggregate such events previously disclosed or exempt from disclosure hereunder, to the extent the liability therefor remains outstanding), would be reasonably likely to have a Material Adverse Effect, the Borrower will deliver to each of the Lenders a certificate of an Authorized Officer or any other senior officer of the Borrower setting forth details as to such occurrence and the action, if any, that the Borrower, such Subsidiary or such ERISA Affiliate is required or proposes to take, together with any notices (required, proposed or otherwise) given to or filed with or by the Borrower, such Subsidiary, such ERISA Affiliate, the PBGC, a Plan participant (other than notices relating to an individual participant’s benefits) or the Plan administrator with respect thereto: that a Reportable Event has occurred; that a failure to satisfy the minimum funding standard under Section 412 of the Code has occurred or an application is to be made to the Secretary of the Treasury for a waiver or modification of the minimum funding standard (including any required installment payments) or an extension of any amortization period under Section 412 of the Code with respect to a Plan; that a Plan having an Unfunded Current Liability has been or is to be terminated, reorganized, partitioned or declared insolvent under Title IV of ERISA (including the giving of written notice thereof); that a Plan has an Unfunded Current Liability that has or will result in a lien under ERISA or the Code; that proceedings will be or have been instituted to terminate a Plan having an Unfunded Current Liability (including the giving of written notice thereof); that a proceeding has been instituted against the Borrower, a Subsidiary or an ERISA Affiliate pursuant to Section 515 of ERISA to collect a delinquent contribution to a Plan; that the PBGC has notified the Borrower, any Subsidiary or any ERISA Affiliate of its intention to appoint a trustee to administer any Plan; that the Borrower, any Subsidiary or any ERISA Affiliate has failed to make a required installment or other payment pursuant to Section 412 of the Code with respect to a Plan; or that the Borrower, any Subsidiary or any ERISA Affiliate has incurred or will incur (or has been notified in writing that it will incur) any liability (including any contingent or secondary liability) to or on account of a Plan pursuant to Section 409, 502(i), 502(l), 515, 4062, 4063, 4064, 4069, 4201 or 4204 of ERISA or Section 4971 or 4975 of the Code.

9.8. Maintenance of Properties. The Borrower will, and the Borrower will cause each of its Restricted Subsidiaries to, keep and maintain all property material to the conduct of its business in good working order and condition, ordinary wear and tear excepted, which shall include, in the case of Satellites (other than Satellites yet to be launched), the provision of tracking, telemetry, control and monitoring of Satellites in their designated orbital positions in accordance with prudent and diligent standards in the commercial satellite industry, except to the extent that the failure to do so could reasonably be expected to have a Material Adverse Effect.

9.9. Transactions with Affiliates. The Borrower will conduct, and cause each of the Restricted Subsidiaries to conduct, all transactions with any of its Affiliates (other than the Borrower or its Restricted Subsidiaries) involving aggregate consideration in excess of $15,000,000 on terms that are substantially as favorable to the Borrower or such Restricted Subsidiary as it would obtain in a comparable arm’s-length transaction with a Person that is not an Affiliate; provided that the foregoing restrictions shall not apply to (a) the payment, on a quarterly basis, of management and consulting fees to the Sponsors in an aggregate amount not to exceed in any fiscal year of the Borrower the greater of (x) $25,000,000 and (y) 1.25% of Consolidated EBITDA of the Borrower and its Restricted Subsidiaries for the immediately preceding fiscal year, (b) upon the consummation of a Qualified IPO, as consideration for the termination of existing management, consulting or financial or similar services agreements between the Borrower and the Sponsors, one-time payments to the Sponsors in an amount no greater than that calculated in accordance with the Monitoring Fee Agreement among the Sponsors and the Borrower (or any parent of the Borrower), as such agreement is in effect on the date hereof or as modified, amended or supplemented in any manner not materially adverse to the Lenders, (c) the payment of customary investment banking fees paid to the Sponsors for services rendered to the Borrower and the Restricted Subsidiaries in connection with divestitures, acquisitions, financings and other transactions, (d) transactions conducted in accordance with the Master Intercompany Services Agreement as in effect on the date hereof or as modified, amended or supplemented in any manner not materially adverse to the Lenders, (e) the Transactions and transactions to effect the same, including the payment of fees and expenses related thereto, (f) customary fees paid to and customary indemnities provided to members of the board of directors of the Borrower, its parent entities and the Subsidiaries, (g) transactions permitted by Section 10.1, 10.3, 10.5 or 10.6, (h) employment and other compensation arrangements with respect to the procurement of services of officers, consultants and employees in the ordinary course of business, (i) the issuance of Equity Interests in Holdings to any Permitted Holder or to any director, officer, employee or consultant of the Borrower or any parent or Subsidiary of the Borrower, (j) the entering into of any tax sharing agreement or arrangement relating to payments, whether directly or by dividend, by the Borrower or a Restricted Subsidiary to any parent of the Borrower if such parent is required to file a consolidated, unitary or similar tax return reflecting income of the Borrower or its Restricted Subsidiaries, in an amount equal to the portion of such taxes attributable to the Borrower and/or its Restricted Subsidiaries that are not payable directly by the Borrower and/or its Restricted Subsidiaries, but not to exceed the amount that the Borrower or such Restricted Subsidiaries would have been required to pay in respect of such taxes if the Borrower and such Restricted Subsidiaries had been required to pay such taxes directly as standalone taxpayers (or a standalone group separate from such parent), (k) agreements in effect on the Closing Date and listed on Schedule 9.9 and amendments thereto not materially disadvantageous to the Lenders, (l) any transaction effected as part of a Qualified Receivables Financing and (m) transactions between the Borrower or any of its Restricted Subsidiaries and any Person a director or directors of which is (are) also a director of Holdings or any parent of Holdings; provided that such director(s) abstain(s) from voting as a director of Holdings or such parent, as the case may be, on any matter involving such Person.

9.10. End of Fiscal Years; Fiscal Quarters. The Borrower will, for financial reporting purposes, cause (a) each of their, and each of their respective Subsidiaries’, fiscal years to end on December 31 of each year and (b) each of their, and each of their respective Subsidiaries’, fiscal quarters to end on dates consistent with such fiscal year-end and the Borrower’s past practice; provided, however, that the Borrower may, upon written notice to the Administrative Agent, change the financial reporting convention specified above to any other financial reporting convention reasonably acceptable to the Administrative Agent (it being agreed that a conversion from GAAP to IFRS shall be reasonably acceptable to the Administrative Agent), in which case the Borrower and the Administrative Agent will, and are hereby authorized by the Lenders to, make any adjustments to this Agreement that are necessary in order to reflect such change in financial reporting.

9.11. Additional Guarantors and Grantors. Except as set forth in Section 10.1(A)(i) or (A)(j), the Borrower will cause (i) each direct or indirect Material Subsidiary (other than any Unrestricted Subsidiary or a Receivables Subsidiary) formed or otherwise purchased or acquired after the Closing Date (including pursuant to a Permitted Acquisition), (ii) each Subsidiary (other than any Unrestricted Subsidiary) that is not a Material Subsidiary on the Closing Date but subsequently becomes a Material Subsidiary and (iii) each inactive Subsidiary (unless such Subsidiary is designated an Unrestricted Subsidiary in accordance with terms of this Agreement) which acquires any material assets or is otherwise no longer deemed inactive, in each case to execute a supplement to the Guarantee in the form of Annex B thereto and a Supplemental Security Agreement; provided, however, that no Foreign Subsidiary shall be required to take such actions if, and to the extent that, based upon written advice of local counsel reasonably satisfactory to the Administrative Agent, the Borrower and/or such Foreign Subsidiary concludes that the taking of such actions would violate the laws of the jurisdiction in which such Foreign Subsidiary is organized; provided further, that if steps (for example, limiting the amount guaranteed) can be taken so that such violation would not exist, then, if requested by the Administrative Agent, the respective Foreign Subsidiary shall enter into a modified Guarantee and/or modified Security Documents that provide, to the maximum extent permissible under applicable law, as many of the benefits as possible as are provided pursuant to the Guarantee and the Security Documents executed and delivered on the Closing Date.

9.12. Pledges of Additional Stock and Evidence of Indebtedness.

(a) Except as set forth in Section 10.1(A)(i) or (A)(j), Holdings will pledge as a first priority Lien the capital stock of the Borrower and the Borrower will pledge, and, if applicable, will cause each Material Subsidiary to pledge, to the Collateral Trustee for the benefit of the Secured Parties, (i) all the capital stock of each Subsidiary (other than any Unrestricted Subsidiary) and Minority Investments other than Minority Investments with a Fair Market Value of less than $15,000,000; provided that the aggregate Fair Market Value of such excluded Minority Investments shall not exceed $30,000,000 at any time outstanding (unless such pledge is prohibited by an applicable joint venture, shareholder or similar agreement), and held by the Borrower or a Subsidiary Guarantor, in each case, formed or otherwise purchased or acquired after the Closing Date, in each case pursuant to a supplement to the applicable Pledge Agreement or Security Agreement (or, if necessary, a new pledge agreement or security agreement) in form and substance reasonably satisfactory to the Administrative Agent, (ii) all evidences of Indebtedness in excess of $1,000,000 received by the Borrower or any Subsidiary Guarantor in connection with any disposition of assets pursuant to Section 10.4(b), in each case pursuant to a supplement to the applicable Pledge Agreement or Security Agreement (or, if necessary, a new pledge agreement or security agreement) in form and substance reasonably satisfactory to the Administrative Agent, and (iii) any global promissory notes executed after the Closing Date evidencing Indebtedness of the Borrower, each Subsidiary and each Minority Investment that is owing to the Borrower or any Subsidiary Guarantor, in each case pursuant to a supplement to the applicable Pledge Agreement (or, if necessary, a new pledge agreement) in form and substance reasonably satisfactory to the Administrative Agent.

(b) The Borrower agrees that all Indebtedness in excess of $30,000,000 of the Borrower and each Subsidiary that is owing to any Credit Party party to a Pledge Agreement other than with respect to any Reorganization Installment Sale Agreement shall be evidenced by one or more global promissory notes.

(c) At all times on and after the Closing Date, Holdings and the Borrower will cause each obligor and obligee of any loan or advance (including, without limitation, pursuant to guarantees thereof or security thereof) which are (x) made to the Borrower by Holdings or any of the Borrower’s Subsidiaries or (y) made to any Credit Party by a Subsidiary of the Borrower that is not a Credit Party prior to the extension or incurrence of such loan or advance, to execute and deliver to the Administrative Agent an intercompany subordination agreement substantially in the form of Exhibit M (as modified, amended or supplemented from time to time, the “Intercompany Subordination Agreement”) or, to the extent the Intercompany Subordination Agreement has previously come into effect, a joinder agreement in respect of the Intercompany Subordination Agreement and, in connection therewith, promptly execute and deliver all further instruments, and take all further action, that the Administrative Agent may reasonably require; provided that no such Intercompany Subordination Agreement is required to be entered into in respect of intercompany loans and advances in the aggregate not exceeding $30,000,000, and with such further exceptions as the Administrative Agent may agree.

9.13. Use of Proceeds. The Borrower will use the Letters of Credit and the proceeds of all Loans for the purposes set forth in the introductory statement to this Agreement.

9.14. Changes in Business.

(a) The Borrower and the Subsidiaries, taken as a whole, will not fundamentally and substantively alter the character of their business, taken as a whole, from the business conducted or proposed to be conducted by the Borrower and the Subsidiaries, taken as a whole, on the Closing Date and other business activities that are complementary, ancillary incidental or related to, reasonably similar to or a reasonable extension, development or expansion of any of the foregoing (a “Permitted Business”).

(b) No License Subsidiary will engage in any line or lines of business activity other than to hold FCC Licenses issued to it and to enter into arrangements with the Borrower or other Restricted Subsidiaries (other than other License Subsidiaries) to manage and operate such FCC Licenses under its direction and control, in each case to the maximum extent permitted by applicable law. The Borrower will cause all Subject Licenses at all times to be held in the name of a License Subsidiary (which shall be the sole legal and beneficial owner thereof). Any license issued after the Closing Date by the FCC that constitutes a Subject License shall be held in the name of a License Subsidiary (which shall be the sole legal and beneficial owner thereof).

9.15. Further Assurances.

(a) The Borrower will, and will cause each other Credit Party to, execute any and all further documents, financing statements, agreements and instruments, and take all such further actions (including the filing and recording of financing statements, fixture filings, mortgages, deeds of trust and other documents), which may be required under any applicable law, or which the Administrative Agent or the Required Lenders may reasonably request, in order to grant, preserve, protect and perfect the validity and priority of the security interests created or intended to be created by the Security Agreements, the Pledge Agreements or any Mortgage, all at the expense of the Borrower and the Restricted Subsidiaries; provided, however, that, with respect to any Mortgage required to be delivered pursuant to this Section 9.15, the relevant Credit Party shall not be required to execute and deliver any such Mortgage until (x) at least 45 days from the date the Borrower or relevant Credit Party has delivered notice to the Administrative Agent of such real property to be subject to a Mortgage and (y) the Borrower has received confirmation from the Administrative Agent that flood insurance due diligence and flood insurance compliance as required by Section 9.3(c) hereto has been completed.

(b) If any assets (including any real estate or improvements thereto or any interest therein) with a book value or fair market value in excess of $25,000,000 are acquired by the Borrower or any other Credit Party after the Closing Date (other than assets constituting Collateral under the Security Agreements that become subject to the Lien of the Security Agreement upon acquisition thereof) that are of the nature secured by the Security Agreements or any Mortgage, as the case may be, the Borrower will notify the Administrative Agent and the Lenders thereof, and, if requested by the Administrative Agent or the Required Lenders, the Borrower will cause such assets to be subjected to a Lien securing the applicable Obligations and will take, and cause the other Credit Parties to take, subject to the proviso at the end of Section 9.15(a) hereto with respect to any Mortgage, such actions as shall be necessary or reasonably requested by the Administrative Agent to grant and perfect such Liens (unless, with respect to any such asset, same is subject to one or more agreements or Liens permitted hereunder which agreements or Lien(s) prohibit the granting of a security interest thereon as contemplated by this clause (b), in which case the actions otherwise required by this Section 9.15(b) with respect to such asset shall not be required to be taken until such prohibitions cease to be applicable) consistent with the applicable requirements of the Security Documents, including actions described in paragraph (a) of this Section 9.15, all at the expense of the Credit Parties. Any Mortgage delivered to the Administrative Agent in accordance with the preceding sentence or pursuant to Section 9.15(c) shall be accompanied by (i) a completed “Life-of Loan” Federal Emergency Management Agency Standard Flood Hazard Determination with respect to each Mortgaged Property (together with a notice about special flood hazard area status and flood disaster assistance duly executed by the Borrower and each Credit Party relating thereto) and evidence of flood insurance (if applicable), (ii) a policy or policies of title insurance issued by a nationally recognized title insurance company insuring the Lien of each Mortgage as a valid first Lien on the Mortgaged Property described therein, free of any other Liens except as expressly permitted by Section 10.2, together with such endorsements, coinsurance and reinsurance as the Administrative Agent may reasonably request and (iii) an opinion of local counsel to the Borrower (or in the event a Subsidiary of the Borrower is the mortgagor, to such Subsidiary) in form and substance satisfactory to the Administrative Agent. Any provision contained herein or in the Security Documents to the contrary notwithstanding, the Collateral shall not include at any time (i) any FCC License to the extent (but only to the extent) that at such time the Administrative Agent may not validly possess a security interest therein pursuant to the Communications Act of 1934, as amended, and the regulations promulgated thereunder, as in effect at such time, but the Collateral shall include, to the maximum extent permitted by law, all rights incident or appurtenant to the FCC Licenses and the right to receive all proceeds derived from or in connection with the sale, assignment or transfer of the FCC Licenses or (ii) Satellites, insurance policies thereon and related construction and manufacturing contracts, launch insurance policies (to the extent of coverage for the launch and associated services and any premiums related thereto), launch services agreements (but excluding customer contracts) or proceeds thereof that secure obligations under any ECA Financing (this clause (ii), “ECA Collateral”).

(c) The Borrower and its Subsidiaries have not and shall not mortgage any real property for the benefit of any other party unless a first priority Mortgage on the same is delivered contemporaneously (together with the accompanying deliveries as set forth in Section 9.15(b)) to the Administrative Agent for the benefit of the Secured Parties.

(d) Each Credit Party organized under the laws of Luxembourg will not own Satellites, orbital slots or hold customer contracts to the extent the Collateral Trustee cannot hold a valid and perfected security interest in such property, except pursuant to the Guarantee and Collateral Exception Amount.

9.16. Access and Command Codes.

(a) The Borrower will, and will cause each of the Restricted Subsidiaries, at the request of the Administrative Agent to use commercially reasonable efforts to obtain promptly from each provider (other than the Borrower) of tracking, telemetry, control and monitoring services for any Satellite, consents and agreements with the Administrative Agent to:

(i) deliver expeditiously to the Administrative Agent, upon notification by the Administrative Agent that an acceleration pursuant to Section 12 has occurred, subject to having obtained any consent or approval of, or registration or filing with, any Governmental Authority for such delivery, all access codes, command codes and command encryption necessary to establish access to and perform tracking, telemetry, control and monitoring of any such Satellite, including activation and control of any spacecraft subsystems and payload components and the transponders thereon;

(ii) take commercially reasonable steps necessary, upon notification by the Administrative Agent that an acceleration pursuant to Section 12 has occurred, to obtain any consent or approval of, or registration or filing with, any Governmental Authority required to effect any transfer of operational control over any such Satellite and related technical data (including any license approving the export or re-export of such Satellite to any Person or Persons as designated by the Administrative Agent); and

(iii) deliver to the Administrative Agent written evidence of the issuance of any such consent, approval, registration or filing once such consent, approval, registration or filing has been obtained;

(b) If, after having used its commercially reasonable efforts to obtain the consents and agreements referred to in clause (i) above, any such consents or agreements shall not have been so obtained, instruct each such provider of tracking, telemetry, control and monitoring services (and each Satellite Manufacturer in respect of Satellites that have yet to be launched, to the extent that the Borrower or a Restricted Subsidiary does not have in its possession all items referred to in clause (iii) above) to cooperate in providing the access codes, command codes and command encryption referred to in said clause (i), in each case subject to having obtained any consent or approval of, or registration or filing with, any Governmental Authority for such delivery; and

(c) At any time upon an acceleration pursuant to Section 12, and upon notification thereof by the Administrative Agent, to promptly deliver to the Administrative Agent, subject to having obtained any requisite consent or approval of, or registration or filing with, any Governmental Authority for such delivery, all access codes, command codes and command encryption necessary, in the sole judgment of the Administrative Agent, to establish access to and perform tracking, telemetry, control and monitoring of any Satellite, including activation and control of any spacecraft subsystems and payload components and the transponders thereon and any changes to or modifications of such codes and encryption.

9.17. TTC&M Providers. The Borrower will, and will use its commercially reasonable efforts to cause each provider (other than the Borrower) of tracking, telemetry, control and monitoring services for any Satellite to agree to, not change any access codes, command codes or command encryption necessary to establish access to and perform tracking, telemetry, control and monitoring of each Satellite at any time that an Event of Default exists and such provider of tracking, telemetry, control and monitoring services, as the case may be, has been notified by the Borrower or the Administrative Agent thereof, without promptly furnishing to the Administrative Agent the new access codes, command codes and command encryption necessary to establish access to and perform tracking, telemetry, control and monitoring of such Satellite, once such access codes, command codes and command encryption have been delivered to the Administrative Agent pursuant to this Section 9.17.

9.18. Maintenance of Rating of Facilities. The Borrower will cause a senior secured credit rating with respect to the Credit Facilities from each of S&P and Moody’s to be available at all times hereafter until the last Maturity Date under this Agreement.

9.19. Government Business Subsidiaries. The Borrower will use its commercially reasonable efforts (as may be permitted under that certain proxy agreement (the “Proxy Agreement”) among Intelsat General Corporation and the other parties thereto, and as may be permitted under any substantially similar agreement), and will use its commercially reasonable efforts (as may be permitted under the Proxy Agreement, and as may be permitted under any substantially similar agreement) to cause each of its Subsidiaries (other than Intelsat General Corporation and any other Government Business Subsidiary), not to allow or permit, directly or indirectly, Intelsat General Corporation or such other Government Business Subsidiary to take, or fail to take, any action that would violate the covenants and terms of this Agreement or cause any representation or warranty contained in this Agreement to be untrue.

9.20. Post-closing Covenants.

(a) Within 20 Business Days after the Closing Date, the Borrower shall deliver to the Administrative Agent a copy of, or a certificate as to coverage under, the insurance policies required by Section 9.3 and the applicable provisions of the Security Documents, each of which shall (i) have the endorsements set forth in Section 9.3(b)(i), (ii) contain the statements set forth in Section 9.3(b)(ii) and (iii) be in form and substance reasonably satisfactory to the Administrative Agent.

(b) On the three month anniversary of the Closing Date, if the Polish Subsidiary has not been liquidated, wound up or dissolved, the Polish Subsidiary shall become a Subsidiary Guarantor pursuant to Section 9.11.

(c) Within seven Business Days after the Closing Date, the Borrower shall use commercially reasonable efforts to deliver to the Administrative Agent (i) the duly executed German Pledge Agreement and (ii) a legal opinion from Milbank, Tweed, Hadley & McCloy LLP, counsel to the Borrower, substantially in the form of Exhibit I-5

SECTION 10. Negative Covenants.

The Borrower hereby covenants and agrees that on the Closing Date and thereafter, until the Commitments, the Swingline Commitment and each Letter of Credit have terminated and the Loans and Unpaid Drawings, together with interest, Fees and all other Obligations incurred hereunder, are paid in full.

10.1. Limitation on Indebtedness.

(A) The Borrower will not, and will not permit any of the Restricted Subsidiaries to, create, incur, assume or suffer to exist any Indebtedness, except:

(a) Indebtedness arising under the Credit Documents;

(b) Indebtedness of (i) the Borrower to any Subsidiary of the Borrower and (ii) subject to compliance with Section 10.5(g), any Subsidiary to the Borrower or any Restricted Subsidiary of the Borrower;

(c) Indebtedness in respect of any banker’s acceptances, bank guarantees, letter of credit, warehouse receipt or similar facilities entered into in the ordinary course of business;

(d) except as provided in clauses (i) and (j) below, subject to compliance with Section 10.5(g), Guarantee Obligations incurred by (i) Restricted Subsidiaries in respect of Indebtedness of the Borrower or other Restricted Subsidiaries that is permitted to be incurred under this Agreement and (ii) the Borrower in respect of Indebtedness of the Restricted Subsidiaries that is permitted to be incurred under this Agreement; provided that there shall be no Subsidiary Guarantee (A) by any Restricted Subsidiary that is not a Subsidiary Guarantor of any Indebtedness of the Borrower and (B) in respect of the Senior Notes or Permitted Additional Notes, unless such Subsidiary Guarantee is made by a Subsidiary Guarantor and such Subsidiary Guarantee is unsecured (and subordinated in the case of Permitted Additional Notes that are subordinated);

(e) Guarantee Obligations incurred in the ordinary course of business in respect of obligations of suppliers, customers, franchisees, lessors and licensees;

(f) (i) Indebtedness (including Indebtedness arising under Capital Leases) incurred within 270 days of (A) the acquisition (by purchase, lease or otherwise), construction or improvement of fixed or capital assets (including real property), and (B) any ECA Financings to finance (1) the acquisition (by purchase, lease or otherwise), construction or improvement of such fixed or capital assets and (2) such ECA Financings or otherwise incurred in respect of capital expenditures, (ii) Indebtedness arising under Capital Leases entered into in connection with Permitted Sale Leasebacks and (iii) Indebtedness arising under Capital Leases, other than Capital Leases in effect on the Closing Date and Capital Leases entered into pursuant to subclauses (i) and (ii) above; provided that the aggregate amount of Indebtedness incurred pursuant to this subclause (iii) shall not exceed $150,000,000 at any time outstanding;

(g) Indebtedness outstanding on the Closing Date and listed on Schedule 10.1 hereto;

(h) Indebtedness in respect of Hedge Agreements;

(i) Indebtedness of a Person or Indebtedness attaching to assets of a Person that, in either case, becomes a Restricted Subsidiary or Indebtedness attaching to assets that are acquired by the Borrower or any Restricted Subsidiary, in each case after the Closing Date as the result of a Permitted Acquisition; provided that (v) the Borrower shall be in compliance, on a pro forma basis after giving effect to the incurrence of such Indebtedness, with Section 11, (w) such Indebtedness existed at the time such Person became a Restricted Subsidiary or at the time such assets were acquired and, in each case, was not created in anticipation thereof, (x) such Indebtedness is not guaranteed in any respect by the Borrower or any Restricted Subsidiary (other than by any such person that so becomes a Restricted Subsidiary) and (y)(A) the capital stock of such Person is pledged to the Administrative Agent to the extent required under Section 9.12 and (B) such Person executes a supplement to each of the Guarantee, the applicable Security Agreement and the applicable Pledge Agreement (or alternative guarantee and security arrangements in relation to the Obligations reasonably acceptable to the Administrative Agent) to the extent required under Section 9.11 or 9.12, as applicable; provided that the requirements of this subclause (y) shall not apply to an aggregate amount at any time outstanding of up to (and including) the Guarantee and Collateral Exception Amount at such time of the aggregate of (1) such Indebtedness and (2) all Indebtedness as to which the proviso to clause (j)(y) below then applies;

(j) Indebtedness of the Borrower or any Restricted Subsidiary (including any Permitted Additional Notes) incurred to finance a Permitted Acquisition; provided that (w) the Borrower shall be in compliance, on a pro forma basis after giving effect to the incurrence of such Indebtedness, with Section 11, (x) except in the case of Permitted Additional Notes, such Indebtedness is not guaranteed in any respect by any Restricted Subsidiary (other than any Person acquired (the “acquired Person”) as a result of such Permitted Acquisition or the Restricted Subsidiary so incurring such Indebtedness) or, in the case of Indebtedness of any Restricted Subsidiary, subject to compliance with Section 10.5(g), by the Borrower and (y)(A) the Borrower pledges the capital stock of such acquired Person to the Administrative Agent to the extent required under Section 9.12 and (B) such acquired Person executes a supplement to the Guarantee, the applicable Security Agreement and the applicable Pledge Agreement (or alternative guarantee and security arrangements in relation to the Obligations reasonably acceptable to the Administrative Agent) to the extent required under Section 9.11 or 9.12, as applicable; provided that the requirements of this subclause (y) shall not apply to an aggregate amount at any time outstanding of up to (and including) the amount of the Guarantee and Collateral Exception Amount at such time of the aggregate of (1) such Indebtedness and (2) all Indebtedness as to which the proviso to clause (i)(y) above then applies;

(k) Indebtedness in respect of performance bonds, bid bonds, appeal bonds, customs bonds, surety bonds and completion guarantees and similar obligations not in connection with money borrowed, in each case provided in the ordinary course of business, including those incurred to secure health, safety and environmental obligations in the ordinary course of business;

(l) Indebtedness incurred in connection with any Permitted Sale Leaseback (provided that the Net Cash Proceeds thereof are promptly applied to the extent required by Section 5.2);

(m) Indebtedness not otherwise permitted under this Section 10.1; provided, however, that (i) both immediately prior to and after giving effect thereto, no Default or Event of Default shall exist or result therefrom, (ii) the Borrower and its Restricted Subsidiaries shall, on a pro forma basis after giving effect to the incurrence or issuance and application of the proceeds of such Indebtedness, be in compliance with Section 11 and (iii) as of the date any such Indebtedness is incurred, on a pro forma basis after giving effect to the incurrence and application of the proceeds of such Indebtedness, the Consolidated Total Debt to Consolidated EBITDA Ratio for the Test Period immediately preceding such date shall be less than or equal to 6.75 to 1.0; provided, further, that no more than $400,000,000 in aggregate principal amount of Indebtedness of one or more Restricted Subsidiaries that are not Guarantors incurred pursuant to this clause (m) shall be outstanding at any one time;

(n) Indebtedness in respect of Permitted Additional Notes to the extent that the Net Cash Proceeds therefrom are, immediately after the receipt thereof, applied to the prepayment of Term Loans in accordance with Section 5.2;

(o) Indebtedness of the Borrower or any of its Subsidiaries which may be deemed to exist in connection with agreements providing for indemnification and similar obligations in connection with acquisitions or sales of assets and/or businesses effected in accordance with the requirements of this Agreement;

(p) Indebtedness of the Borrower or any Subsidiary Guarantor not otherwise permitted hereunder in an aggregate principal amount which, when aggregated with the principal amount or liquidation preference of all other Indebtedness then outstanding and incurred pursuant to this clause (p), does not exceed the greater of (x) $500,000,000 and (y) 3% of the Total Assets of the Borrower at the time of incurrence, at any one time outstanding;

(q) Guarantee Obligations (i) of the Borrower in favor of its Subsidiaries to permit foreign currency transactions or fund transfers in an aggregate amount not to exceed $20,000,000 at any time outstanding, (ii) of the Borrower or any of its Subsidiaries as a guarantor of the lessee under any lease pursuant to which the Borrower or any of its Subsidiaries is the lessee, other than any capital lease pursuant to which a Subsidiary that is not a Subsidiary Guarantor is the lessee, so long as such lease is otherwise permitted hereunder, (iii) of the Borrower or any of its Subsidiaries as a guarantor of any Capitalized Lease Obligation to which a Joint Venture is a party or any contract entered into by such Joint Venture in the ordinary course of business; provided that the maximum liability of the Borrower or any of its Subsidiaries in respect of any obligations as described in this clause (iii) is permitted as an Investment pursuant to the requirements of Section 10.5, and (iv) of the Borrower or any of its Subsidiaries which may be deemed to exist pursuant to the Transactions or acquisition agreements entered into in connection with Permitted Acquisitions (including any obligation to pay the purchase price therefor and any indemnification, purchase price adjustment and similar obligations to the extent otherwise permitted hereunder);

(r) obligations of the Borrower or any Subsidiary consisting of (x) the financing of insurance premiums or (y) take-or-pay obligations contained in supply arrangements, in each case, in the ordinary course of business, in each case to the extent constituting Indebtedness;

(s) Contribution Indebtedness, so long as (i) no Default or Event of Default shall exist at the time of or immediately after giving effect to the incurrence thereof, (ii) calculations are made by the Borrower demonstrating pro forma compliance (giving effect to the application of proceeds of such Contribution Indebtedness) with the ~~covenants~~covenant contained in Section 11 for the Test Period most recently completed, (iii) the Borrower shall furnish to the Administrative Agent a certificate from an Authorized Officer certifying to the best of his or her knowledge as to compliance with the requirements of this Section 10.1(A)(s) and containing the calculations required by the preceding clause (ii), and (iv) the aggregate amount of such Indebtedness in excess of the CI Contributions made in determining the amount of such Indebtedness pursuant to the determination of Contribution Indebtedness is subordinated in right of payment to the Obligations pursuant to subordination provisions in form and substance satisfactory to the Administrative Agent;

(t) Indebtedness of Subsidiaries that are not Subsidiary Guarantors for working capital purposes, so long as the Indebtedness under this clause (t) does not exceed $100,000,000 in the aggregate at any time outstanding;

(u) Indebtedness incurred by a Receivables Subsidiary in a Qualified Receivables Financing that is not recourse (except for Standard Securitization Undertakings) to the Borrower or any of its Subsidiaries other than a Receivables Subsidiary in an amount not to exceed $600,000,000 at any time outstanding;

(v) letters of credit and bank guarantees denominated in currencies other than Dollars and Euros, so long as the aggregate U.S. Dollar equivalent of all such letters of credit and bank guarantees does not exceed $20,000,000 at any time;

(w) Permitted Refinancing Indebtedness in respect of any Indebtedness permitted under clauses (f), (g), (i), (j), (l), (m), (n), (s), (t) and (v) of this Section 10.1(A); and

(x) Indebtedness of Intelsat New Dawn Company, Ltd. and its Subsidiaries so long as the Indebtedness under this clause (x) does not exceed $250,000,000 in the aggregate at any time outstanding.

(B) The Borrower will not issue any preferred stock or other preferred equity interests other than Qualified PIK Securities; provided that the Borrower or any Restricted Subsidiary may issue Disqualified Preferred Stock to the extent that the same shall be treated as, and shall be restricted to the same extent as, Indebtedness for borrowed money for all purposes under this Agreement and is otherwise permitted to be issued hereunder.

10.2. Limitation on Liens. Holdings will not create, incur, assume or suffer to exist any Lien upon any capital stock of the Borrower, other than Liens arising under the Security Documents and Permitted Liens. The Borrower will not, and will not permit any of the Restricted Subsidiaries to, create, incur, assume or suffer to exist any Lien upon any property or assets of any kind (real or personal, tangible or intangible) of the Borrower or any Restricted Subsidiary, whether now owned or hereafter acquired, except:

(a) Liens arising under the Credit Documents;

(b) Permitted Liens;

(c) Liens securing Indebtedness permitted pursuant to Section 10.1(A)(f); provided that such Liens attach at all times only to the assets so financed, ECA Collateral and/or other assets subject to Indebtedness incurred pursuant to Section 10.1(A)(f) owing to the same Person as such Indebtedness so secured;

(d) Liens existing on the Closing Date and listed on Schedule 10.2 hereto;

(e) the replacement, extension or renewal of any Lien permitted by clauses (a) through (d) above and clauses (f) and (k) below of this Section 10.2 upon or in the same assets theretofore subject to such Lien or the replacement, extension or renewal of the Indebtedness secured thereby (in each case, without increase in the amount or change in any direct or contingent obligor except to the extent otherwise permitted hereunder);

(f) Liens existing on the assets of any Person that becomes a Restricted Subsidiary, or existing on assets acquired, pursuant to a Permitted Acquisition to the extent the Liens on such assets secure Indebtedness permitted by Section 10.1(A)(i); provided that such Liens attach at all times only to the same assets that such Liens attached to, and secure only the same Indebtedness that such Liens secured, immediately prior to such Permitted Acquisition;

(g) (i) Liens placed upon the capital stock of any Restricted Subsidiary acquired pursuant to a Permitted Acquisition to secure Indebtedness of the Borrower or any other Restricted Subsidiary in an aggregate amount at any time outstanding not to exceed the Guarantee and Collateral Exception Amount incurred pursuant to Section 10.1(A)(j) in connection with such Permitted Acquisition and (ii) Liens placed upon the assets of such Restricted Subsidiary to secure a guarantee by such Restricted Subsidiary of any such Indebtedness of the Borrower or any other Restricted Subsidiary in an aggregate amount at any time outstanding not to exceed the Guarantee and Collateral Exception Amount;

(h) additional Liens so long as the aggregate principal amount of the obligations so secured does not exceed $150,000,000 at any time outstanding;

(i) Liens on the Equity Interests of Unrestricted Subsidiaries;

(j) Liens on accounts receivable and related assets of the type specified in the definition of “Receivables Financing” incurred in connection with a Qualified Receivables Financing;

(k) Liens securing an aggregate principal amount of Indebtedness on a pari passu basis and/or junior basis in an aggregate amount not to exceed the maximum principal amount of Indebtedness that, as of such date, and after giving effect to the incurrence of such Indebtedness and the application of the proceeds therefrom on such date, would not cause the Consolidated Secured Debt to Consolidated EBITDA Ratio to exceed 2.50 to 1.00 and the Consolidated Total Debt to Consolidated EBITDA Ratio to exceed 6.75 to 1.00; provided that ~~in the case of Indebtedness which is either (x) loans secured on a pari passu basis or (y) bonds or notes secured on a pari passu or junior priority basis or loans secured on a junior priority basis, in each case, the proceeds of which are used to refinance Tranche B-2 Term Loans, in the event that the interest margins for any such Indebtedness are greater than the Applicable ABR Margin or Applicable LIBOR Margin for the Tranche B-3 Term Loans by more than 50 basis points, then the Applicable ABR Margin or Applicable LIBOR Margin for the Tranche B-3 Term Loans shall be increased to the extent necessary so that the interest margins for such loans are not more than 50 basis points higher than the Applicable ABR Margin or Applicable LIBOR Margin for the Tranche B-3 Term Loans; provided, further, that in determining the Applicable ABR Margin or Applicable LIBOR Margin applicable to the Tranche B-3 Term Loans and such Indebtedness secured on a pari passu basis, (x) original issue discount (“OID”) or upfront fees (which shall be deemed to constitute like amounts of OID) payable by the Borrower to the Lenders of the Tranche B-3 or such Indebtedness in the primary syndication thereof shall be included (with OID being equated to interest based on an assumed four-year life to maturity), (y) any underwriting or arrangement fees shall be excluded and (z) provided, further that in the case of fixed rate Indebtedness, the Applicable LIBOR Margin or Applicable ABR Margin of such fixed rate Indebtedness shall be based on the spread to mid-swaps on the date of incurrence of any such fixed rate Indebtedness for a term equal to the term of such fixed rate Indebtedness, with such spread to mid-swaps being determined by the Administrative Agent in its sole discretion by subtracting the swap rate quoted by Reuters (or other publicly available service selected by the Administrative Agent in its sole discretion) at the closing of the Business Day of the issuance of such Indebtedness for the period described above from the yield of such fixed rate Indebtedness at the time of issuance (taking into account issue price to investors, interest rate and payment dates in accordance with standard bond market convention); provided, further, that~~ all such Liens are subject to the Collateral Agency and Intercreditor Agreement; ~~and~~

(l) Liens securing Indebtedness permitted pursuant to Section 10.1(A)(x) so long as the aggregate principal amount of the obligations so secured does not exceed $250,000,000 at any time outstanding and so long as such Liens are only on assets of Intelsat New Dawn Company Ltd. and its Subsidiaries~~.~~; and

(m) Liens deemed to exist in connection with a transaction permitted under Section 10.4.

The Borrower will not, and will not permit any of the Restricted Subsidiaries to, create, incur, assume or suffer to exist any Lien securing Indebtedness for borrowed money under the Reorganization Installment Sale Agreements except for Liens incurred pursuant to Section 10.2(k) and only if the Obligations are concurrently secured by a first priority lien thereon pursuant to the Security Documents.

10.3. Limitation on Fundamental Changes. Except as expressly permitted by Section 10.4 or 10.5, the Borrower will not, and will not permit any of the Restricted Subsidiaries to, enter into any merger, consolidation or amalgamation, or liquidate, wind up or dissolve itself (or suffer any liquidation or dissolution), or convey, sell, lease, assign, transfer or otherwise dispose of, all or substantially all its business units, assets or other properties, except that:

(a) any Subsidiary (other than a License Subsidiary) of the Borrower or any other Person may be merged or consolidated with or into the Borrower; provided that (i) the Borrower shall be the continuing or surviving corporation or the Person formed by or surviving any such merger or consolidation (if other than the Borrower) shall be an entity organized or existing under the laws of Luxembourg, the United States (or any State thereof), Bermuda (in which case, no Credit Party will become subject to the Private Act) or any other jurisdiction approved by the Administrative Agent and the Required Lenders (the Borrower or such Person, as the case may be, being herein referred to as the “Successor Borrower”), (ii) the Successor Borrower (if other than the Borrower) shall expressly assume all the obligations of the Borrower under this Agreement and the other Credit Documents pursuant to a supplement hereto or thereto in form reasonably satisfactory to the Administrative Agent, (iii) no Default or Event of Default would result from the consummation of such merger or consolidation, (iv) if the Borrower is not the continuing or surviving corporation, the Successor Borrower shall be in compliance, on a pro forma basis after giving effect to such merger or consolidation, with the ~~covenants~~covenant set forth in Section 11, as such covenants are recomputed as at the last day of the most recently ended Test Period under such Section as if such merger or consolidation had occurred on the first day of such Test Period, (v) if the Borrower is not the continuing or surviving corporation, each Guarantor, unless it is the other party to such merger or consolidation, shall have by a supplement to the Guarantee confirmed that its Guarantee shall apply to the Successor Borrower’s obligations under this Agreement, (vi) if the Borrower is not the continuing or surviving corporation, each Subsidiary grantor and each Subsidiary pledgor, unless it is the other party to such merger or consolidation, shall have by Supplemental Security Agreements and supplements to the applicable Pledge Agreements confirmed that its obligations thereunder shall apply to the Successor Borrower’s obligations under this Agreement, (vii) if the Borrower is not the continuing or surviving corporation, each mortgagor of a Mortgaged Property, unless it is the other party to such merger or consolidation, shall have by an amendment to or restatement of the applicable Mortgage confirmed that its obligations thereunder shall apply to the Successor Borrower’s obligations under this Agreement, and (viii) if the Borrower is not the continuing or surviving corporation, the Successor Borrower shall have delivered to the Administrative Agent an officer’s certificate and an opinion of counsel, each stating that such merger or consolidation and such supplement to this Agreement or any Security Document comply with this Agreement; provided, further, that if the foregoing are satisfied, the Successor Borrower (if other than the Borrower) will succeed to, and be substituted for, the Borrower under this Agreement;

(b) any Subsidiary of the Borrower (other than a License Subsidiary) or any other Person may be merged, amalgamated or consolidated with or into any one or more Subsidiaries of the Borrower; provided that (i) in the case of any merger, amalgamation or consolidation involving one or more Restricted Subsidiaries, (A) a Restricted Subsidiary shall be the continuing or surviving corporation or (B) the Borrower shall take all steps necessary to cause the Person formed by or surviving any such merger, amalgamation or consolidation (if other than a Restricted Subsidiary) to become a Restricted Subsidiary, (ii) in the case of any merger, amalgamation or consolidation involving one or more Subsidiary Guarantors, a Subsidiary Guarantor shall be the continuing or surviving corporation or the Person formed by or surviving any such merger, amalgamation or consolidation (if other than a Subsidiary Guarantor) shall execute a Supplemental Security Agreement, a supplement to the Guarantee Agreement and supplements to the applicable Pledge Agreements and any applicable Mortgage in form and substance reasonably satisfactory to the Administrative Agent in order to become a Subsidiary Guarantor and pledgor, mortgagor and grantor of Collateral for the benefit of the Secured Parties, (iii) no Default or Event of Default would result from the consummation of such merger, amalgamation or consolidation, (iv) the Borrower shall be in compliance, on a pro forma basis after giving effect to such merger, amalgamation or consolidation, with the ~~covenants~~covenant set forth in Section 11, as such covenant is recomputed as at the last day of the most recently ended Test Period under such Section as if such merger or consolidation had occurred on the first day of such Test Period, and (v) the Borrower shall have delivered to the Administrative Agent an officers’ certificate stating that such merger, amalgamation or consolidation and such supplements to any Security Document comply with this Agreement;

(c) any Restricted Subsidiary (other than a License Subsidiary) that is not a Guarantor may sell, lease, transfer or otherwise dispose of any or all of its assets (upon voluntary liquidation or otherwise) to the Borrower, a Guarantor or any other Restricted Subsidiary of the Borrower;

(d) any Guarantor may sell, lease, transfer or otherwise dispose of any or all of its assets (upon voluntary liquidation or otherwise) to the Borrower or any other Guarantor;

(e) any Restricted Subsidiary (other than a License Subsidiary) may liquidate, wind up or dissolve if (x) the Borrower determines in good faith that such liquidation or dissolution is in the best interests of the Borrower and is not materially disadvantageous to the Lenders and (y) to the extent such Restricted Subsidiary is a Credit Party, any assets or business not otherwise disposed of or transferred in accordance with Section 10.4 or 10.5, or, in the case of any such business, discontinued, shall be transferred to, or otherwise owned or conducted by, another Credit Party after giving effect to such liquidation or dissolution;

(f) any License Subsidiary may (i) be merged or consolidated with any other License Subsidiary, (ii) sell, lease, transfer or otherwise dispose of any or all of its property (upon voluntary liquidation or otherwise) only to another License Subsidiary, (iii) sell, transfer or otherwise dispose of capital stock or other ownership interest of such License Subsidiary only to a Credit Party; and

(g) without limiting the ability of the Borrower or any of its Subsidiaries to form a new Subsidiary under the laws of any jurisdiction, the Borrower or any of its Subsidiaries may change its jurisdiction of organization to any of the following jurisdictions: Luxembourg, the United States of America (or any State thereof) or Bermuda (in which case, no Credit Party will become subject to the Private Act).

10.4. Limitation on Sale of Assets. The Borrower will not, and will not permit any of the Restricted Subsidiaries to, (i) convey, sell, lease, assign, transfer or otherwise dispose of any of its property, business or assets (including receivables and leasehold interests), whether now owned or hereafter acquired (other than any such sale, transfer, assignment or other disposition resulting from any casualty or condemnation, of any assets of the Borrower or the Restricted Subsidiaries) or (ii) sell to any Person (other than the Borrower or a Guarantor) any shares owned by it of any Restricted Subsidiary’s capital stock, except that:

(a) the Borrower and the Restricted Subsidiaries may sell, transfer or otherwise dispose of (i) cash and other Permitted Investments and (ii) used or surplus equipment, vehicles, inventory and other assets in the ordinary course of business;

(b) the Borrower and the Restricted Subsidiaries may sell, transfer or otherwise dispose of other assets (other than accounts receivable) for fair value; provided that (i) the total non-cash consideration received since the Closing Date in respect of sales, transfers and dispositions for which less than 50% of such consideration consisted of cash shall not exceed $600,000,000 (it being agreed that, with respect to any one or more sale, transfer or disposition in which such $600,000,000 limitation is exceeded, at least 50% of the portion of the consideration in excess of the then available portion of such $600,000,000 shall consist of cash (which shall be calculated at the time such consideration is received by the Borrower or any Restricted Subsidiary from such sale, transfer or disposition (or if such consideration is received in escrow, at the time such proceeds are released therefrom)), (ii) any non-cash proceeds received are pledged to the Administrative Agent to the extent required under Section 9.12, (iii) with respect to any such sale, transfer or disposition (or series of related sales, transfers or dispositions), the Borrower shall be in compliance, on a pro forma basis after giving effect to such sale, transfer or disposition, with the ~~covenants~~covenant set forth in Section 11, as such covenants are recomputed as at the last day of the most recently ended Test Period under such Sections as if such sale, transfer or disposition had occurred on the first day of such Test Period, (iv) to the extent applicable, the Net Cash Proceeds thereof to the Borrower and its Restricted Subsidiaries are promptly applied to the prepayment and/or commitment reductions as provided for in Section 5.2 and (v) after giving effect to any such sale, transfer or disposition, no Default or Event of Default shall have occurred and be continuing;

(c) the Borrower and the Restricted Subsidiaries may make sales of assets to the Borrower or to any Restricted Subsidiary; provided that with respect to any such sales to Restricted Subsidiaries that are not Guarantors (i) such sale, transfer or disposition shall be for fair value, (ii) the total non-cash consideration received since the Closing Date in respect of such sales, transfers and dispositions for which less than 50% of such consideration consisted of cash shall not exceed $600,000,000 (it being agreed that, with respect to any one or more sale, transfer or disposition in which such $600,000,000 limitation is exceeded, at least 50% of the portion of the consideration in excess of the then available portion of such $600,000,000 shall consist of cash) and (iii) any non-cash proceeds received are pledged to the Administrative Agent to the extent required under Section 9.12;

(d) the Borrower or any Restricted Subsidiary may effect any transaction permitted by (x)  Section 10.2(b) pursuant to clause (m) of the definition of “Permitted Lien” or (y) Section 10.3;

(e) in addition to selling or transferring accounts receivable pursuant to the other provisions hereof, the Borrower and the Restricted Subsidiaries may sell or discount without recourse accounts receivable arising in the ordinary course of business in connection with the compromise or collection thereof;

(f) the Borrower and its Restricted Subsidiaries may lease, or ~~sub-lease~~sublease, any real property or personal property in the ordinary course of business;

(g) the Borrower and its Subsidiaries may engage in any disposition of assets contemplated by the Master Intercompany Services Agreement (as modified, amended or supplemented in any manner not materially adverse to the Lenders), or otherwise in connection with integration efforts related to the Reorganization;

(h) the Borrower may consummate the Transactions;

(i) the Borrower and its Restricted Subsidiaries may exchange operating assets for other operating assets (including a combination of assets and cash and cash equivalents) related to a Permitted Business of comparable or greater market value or usefulness to the business of the Borrower and its Restricted Subsidiaries as a whole, as determined in good faith by the Borrower, which in the event of an exchange of operating assets with a Fair Market Value in excess of (1) $45,000,000 shall be evidenced by an certificate of an Authorized Officer, and (2) $90,000,000 shall be set forth in a resolution approved in good faith by at least a majority of the board of directors of the Borrower; provided that the aggregate amount of assets exchanged pursuant to this Section 10.4(i) (determined based on the Fair Market Value thereof) shall not exceed $1,000,000,000;

(j) the Borrower and the Restricted Subsidiaries may make sales or transfers of accounts receivable (including in respect of sales-type leases) and related assets (including contract rights) of the type specified in the definition of “Receivables Financing” to a Receivables Subsidiary in a Qualified Receivables Financing or in factoring or similar transactions;

(k) a transfer of assets receivable and related assets of the type specified in the definition of “Receivables Financing” (or a fractional undivided interest therein) by a Receivables Subsidiary in a Qualified Receivables Financing; and

(l) the Borrower and its Restricted Subsidiaries may sell Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary.

10.5. Limitation on Investments. The Borrower will not, and will not permit any of the Restricted Subsidiaries to, make any advance, loan, extensions of credit or capital contribution to, or purchase any stock, bonds, notes, debentures or other securities of or any assets of, or make any other Investment in, any Person, except:

(a) extensions of trade credit and asset purchases in the ordinary course of business;

(b) Permitted Investments;

(c) (i) loans and advances to officers, directors and employees of the Borrower or any of its Subsidiaries in an aggregate principal amount at any time outstanding under this clause (c) not exceeding $25,000,000, and (ii) obligations of one or more officers or other employees of Holdings (or any direct or indirect parent entity thereof) or its Subsidiaries in connection with such officers’ or employees’ acquisition of shares of any direct or indirect parent entity of the Borrower, so long as no cash is actually advanced by the Borrower or any of its Subsidiaries to such officers or employees in connection with the acquisition of any such obligations;

(d) Investments existing or contractually committed on the Closing Date and listed on Schedule 10.5 to this Agreement and any extensions, renewals or reinvestments thereof, so long as the aggregate amount of all Investments pursuant to this clause (d) is not increased at any time above the amount of such Investments existing on the Closing Date;

(e) Investments received in connection with the bankruptcy or reorganization of suppliers or customers and in settlement of delinquent obligations of, and other disputes with, customers arising in the ordinary course of business;

(f) Investments to the extent that payment for such Investments is made solely with capital stock of the Borrower;

(g) Investments in (i) any Subsidiary Guarantor or the Borrower and (ii) Restricted Subsidiaries that are not Guarantors, in the case of this clause (g)(ii), in an aggregate amount not to exceed (x) in the case of Government Business Subsidiaries, $150,000,000 at any one time outstanding and (y) in the case of all other Restricted Subsidiaries that are not Guarantors, $200,000,000 in the aggregate at any one time outstanding;

(h) Investments constituting Permitted Acquisitions and Investments held by any Person that becomes a Subsidiary as a result of any such Permitted Acquisition to the extent such Investments were not made in contemplation of such Permitted Acquisition and were in existence on the date of such Permitted Acquisition;

(i) other Investments, in each case, as valued at the Fair Market Value of such Investment at the time each such Investment is made, in an amount that, at the time such Investment is made, would not exceed the Applicable Amount at such time;

(j) Investments constituting non-cash proceeds of sales, transfers and other dispositions of assets to the extent permitted by Section 10.4(b) or (c);

(k) Investments made to repurchase or retire common stock of the Borrower owned by any employee stock ownership plan or key employee stock ownership plan of the Borrower;

(l) Investments permitted under Section 10.6;

(m) purchases of receivables pursuant to a Receivables Repurchase Obligation in connection with a Qualified Receivables Financing and the payment or distribution of Receivables Fees;

(n) Investments constituting advances in the form of a prepayment of expenses, so long as such expenses were incurred in the ordinary course of business and are being paid in accordance with customary trade terms of the Borrower or such Subsidiary;

(o) to the extent constituting Investments, any payments under any contracts to construct, launch, operate or insure Satellites which contracts are entered into in the ordinary course of business;

(p) loans and advances for purposes for which a dividend is otherwise permitted pursuant to Section 10.6, including, without limitation dividends of the type contemplated in Section 10.6(j);

(q) Investments in Subsidiaries or Joint Ventures formed for the purpose of selling or leasing transponder capacity to third-party customers in the ordinary course of business which investments are in the form of transfers to such Persons for fair market value transponders or transponder capacity sold or to be sold or leased or to be leased by such Persons; provided that all such Investments in such Persons do not exceed 10% of the aggregate transponder capacity for all in-orbit transponders then owned by the Borrower and its Restricted Subsidiaries;

(r) any Investment in a Receivables Subsidiary or any Investment by a Receivables Subsidiary in any other Person in connection with a Qualified Receivables Financing; provided that any Investment in a Receivables Subsidiary is in the form of an intercompany note, contribution of accounts receivable or an Equity Interest;

(s) other Investments in an amount of up to $650,000,000 at any one time outstanding;

(t) any Investment in Existing Parent Indebtedness from the proceeds of the Specified Sale Leaseback that do not constitute Net Cash Proceeds in accordance with the definition of “Prepayment Event”;

(u) Investments subject to and permitted under Section 10.3;

(v) Investments constituting Guarantee Obligations permitted under Section 10.1(A)(e);

(w) Guarantee Obligations of Borrower and any Guarantor in respect of any Permitted Refinancing Indebtedness in respect thereof;

(x) Investments in (i) Joint Ventures, (ii) any Horizons Entity or (iii) Intelsat New Dawn Company Ltd. and its Subsidiaries, in an aggregate amount of up to $115,000,000 at any one time outstanding; and

(y) Investments at the times and in the amounts necessary to enable any parent of the Borrower to (i) make ~~regularly~~ scheduled interest payments on ~~the~~any Existing Parent Indebtedness and (ii) repay the principal and premium, if any, of ~~the Intelsat S.A. Notes~~any Existing Parent Indebtedness within ten (10) days of the maturity thereof; provided that the amount of Investments paid pursuant to this clause (y) to enable any such parent to make any such payments and redemptions shall not exceed the amount necessary to make such payments and redemptions at such time.

10.6. Limitation on Dividends. The Borrower will not declare or pay any dividends (other than dividends payable solely in its capital stock) or return any capital to its stockholders or make any other distribution, payment or delivery of property or cash to its stockholders as such, or redeem, retire, purchase or otherwise acquire, directly or indirectly, for consideration, any shares of any class of its capital stock or the capital stock of any direct or indirect parent now or hereafter outstanding (or any options or warrants or stock appreciation rights issued with respect to any of its capital stock), or set aside any funds for any of the foregoing purposes, or permit any of the Restricted Subsidiaries to purchase or otherwise acquire for consideration (other than in connection with an Investment permitted by Section 10.5) any shares of any class of the capital stock of the Borrower, now or hereafter outstanding (or any options or warrants or stock appreciation rights issued with respect to any of its capital stock) (all of the foregoing “dividends”); provided that, so long as no Default or Event of Default exists or would exist after giving effect thereto (except with respect to clause (e) below):

(a) the Borrower may redeem in whole or in part or pay dividends upon any of its capital stock for another class of capital stock or rights to acquire its capital stock or with proceeds from substantially concurrent equity contributions or issuances of new shares of its capital stock; provided that (X) such contributions or issuances shall not increase the Applicable Amount and (Y) such other class of capital stock contains terms and provisions at least as advantageous to the Lenders in all respects material to their interests as those contained in the capital stock redeemed thereby;

(b) the Borrower may repurchase shares of its capital stock (or any options or warrants or stock appreciation rights issued with respect to any of its capital stock) held by officers, directors and employees of the Borrower and its Subsidiaries and may make dividends the proceeds of which are to be used by any direct or indirect parent of the Borrower to repurchase shares of the capital stock of any such parent held by officers, directors and employees of the Borrower and its Subsidiaries or of any such parent, in either case so long as such repurchase is pursuant to, and in accordance with the terms of, management and/or employee stock plans, stock subscription agreements or shareholder agreements;

(c) the Borrower may declare and pay dividends on its capital stock; provided that the amount of any such dividends pursuant to this clause (c) shall not exceed an amount equal to the Applicable Amount at such time;

(d) the Borrower may declare and pay dividends and/or make distributions to any parent of the Borrower or commonly controlled Affiliate of any parent of the Borrower to pay fees and expenses related to ownership and operation of the Borrower and its Subsidiaries (including fees and expenses (including franchise or similar taxes) required to maintain its corporate existence, customary salary, bonus and other benefits payable to, and indemnities provided on behalf of, officers and employees of any parent of the Borrower and general corporate overhead expenses of any parent of the Borrower);

(e) the Borrower may declare and pay dividends and/or make distributions to Holdings (or any other entity that may be a parent of Holdings) for the purpose of paying fees to the Sponsors of the types contemplated in Sections 9.9(a) (provided that such fees contemplated in Section 9.9(a) are paid quarterly when due), (b) and (c); provided that no such dividend or distribution contemplated by this clause (e) may be paid to the extent that the Borrower has paid a like amount for a substantially similar service to the Sponsors directly, as contemplated in Section 9.9;

(f) the Borrower may declare and pay dividends at the times and in the amounts required for any parent of the Borrower to pay regularly scheduled interest on Indebtedness the proceeds of which have been contributed to the Borrower or any of its Restricted Subsidiaries and that has been guaranteed by, or is otherwise considered Indebtedness of, the Borrower incurred in accordance with Section 10.1; provided that the amount of cash dividends paid pursuant to this clause (f) to enable any such parent to make any such payments and redemptions shall not exceed the amount necessary to make such payments and redemptions at such time;

(g) for any taxable year, the Borrower may declare and pay dividends or other distributions to any parent of the Borrower if such parent is required to file a consolidated, unitary or similar tax return reflecting income of the Borrower or its Restricted Subsidiaries, in an amount equal to the portion of such taxes attributable to the Borrower and/or its Restricted Subsidiaries that are not payable directly by the Borrower and/or its Restricted Subsidiaries, but not to exceed the amount that the Borrower and/or such Restricted Subsidiaries would have been required to pay in respect of such taxes if the Borrower and/or such Restricted Subsidiaries (as applicable) had been required to pay such taxes directly as standalone taxpayers (or a standalone group separate from such parent);

(h) the Borrower may declare and pay dividends to any parent entity (which may dividend or on-loan such money to any of its parent entities) to the extent that amounts equal to such dividends are immediately contributed to the capital of, or paid as interest and/or principal on debt to, the Borrower or any Restricted Subsidiary; provided that such subsequent contribution shall not constitute contributions of Disqualified Preferred Stock, a CI Contribution, a Permitted Equity Issuance pursuant to Section 12.13 or a contribution for purposes of the definition of “Applicable Amount~~;~~”;

(i) the Borrower may declare and pay dividends (and may declare dividends to be made to repay Investments made pursuant to Section 10.5(y)) at the times and in the amounts necessary to enable any parent of the Borrower to (i) make ~~regularly~~ scheduled interest payments on ~~the~~any Existing Parent Indebtedness and (ii) repay, purchase, redeem, retire, defease or otherwise acquire for value the principal and premium, if any, of ~~the Intelsat S.A. Notes~~any Existing Parent Indebtedness within ten (10) days of the maturity thereof; provided that the amount of cash dividends paid pursuant to this clause (i) to enable any such parent to make any such payments and redemptions shall not exceed the amount necessary to make such payments and redemptions at such time;

(j) the Borrower may pay dividends the proceeds of which are used substantially simultaneously to pay interest or the principal amount of debt obligations owed to (x) any Credit Party and (y) to any Subsidiary that is not a Credit Party; provided that in the case of this clause (y) such dividends do not exceed $75,000,000 in the aggregate in any fiscal year;

(k) the Borrower may declare and pay dividends or distributions to holders of any class or series of Disqualified Preferred Stock of the Borrower or any of its Restricted Subsidiaries issued or incurred in accordance with Section 10.1(B); provided that the aggregate amount of dividends declared and paid pursuant to this clause (k) does not exceed the Net Cash Proceeds actually received by the Borrower from any such sale of Disqualified Preferred Stock after the Closing Date; and

(l) the Borrower may declare and pay dividends on the Borrower’s ordinary shares or common stock (or the payment of dividends to any parent of the Borrower, as the case may be, to fund the payment by any parent of the Borrower of dividends on such entity’s ordinary shares or common stock) of up to 7.5% per annum of the net proceeds received by the Borrower from any public offering of ordinary shares or common stock or contributed to the Borrower by any parent of the Borrower from any public offering of ordinary shares or common stock.

10.7. Limitations on Debt Payments and Amendments.

(a) The Borrower will not, and will not permit any Restricted Subsidiary to, prepay, repurchase or redeem or otherwise defease any Subordinated Indebtedness; provided, however, that so long as no Default or Event of Default has occurred and is continuing, the Borrower or any Restricted Subsidiary may prepay, repurchase or redeem Subordinated Indebtedness (x) for an aggregate price not in excess of the Applicable Amount at the time of such prepayment, repurchase or redemption or (y) with the proceeds of Subordinated Indebtedness that (1) is permitted by Section 10.1 (other than Section 10.1(A)(n)) and (2) has terms material to the interests of the Lenders not materially less advantageous to the Lenders than those of such Subordinated Indebtedness being refinanced; provided that so long as no Default or Event of Default has occurred and is continuing and the Borrower shall be in compliance, on a pro forma basis, with the ~~covenants~~covenant set forth in Section 11, the Borrower or any Restricted Subsidiary may defease any Subordinated Indebtedness within one year from final maturity.

(b) The Borrower will not waive, amend, modify, terminate or release any Subordinated Indebtedness to the extent that any such waiver, amendment, modification, termination or release would be adverse to the Lenders in any material respect.

10.8. Limitations on Sale Leasebacks. The Borrower will not, and will not permit any of the Restricted Subsidiaries to, enter into or effect any Sale Leasebacks, other than Permitted Sale Leasebacks.

10.9. Non-Material Subsidiaries. The Borrower will not permit, at any time, (i) the total assets of all Restricted Subsidiaries of the Borrower (other than any Government Business Subsidiary) which are not Subsidiary Guarantors at the last day of the Test Period ending on the last day of the most recent fiscal period for which financial statements have been delivered pursuant to Section 9.1(a) or (b) to equal or exceed 10% of the consolidated total assets of the Borrower and its Restricted Subsidiaries at such date or (ii) gross revenues of all Restricted Subsidiaries of the Borrower (other than any Government Business Subsidiary) which are not Subsidiary Guarantors for such Test Period to equal or exceed 10% of the consolidated gross revenues of the Borrower and its Restricted Subsidiaries for such period, in each case determined in accordance with GAAP.

SECTION 11. Financial ~~Covenants~~Covenant.

~~(a) Consolidated Secured Debt to Consolidated EBITDA Ratio.~~ The Borrower and its Restricted Subsidiaries shall maintain on the last day of each Fiscal Quarter a Consolidated Secured Debt to Consolidated EBITDA Ratio for the Test Period ending on such day of less than or equal to 3.50 to 1.00 ~~and~~.

~~(b) Consolidated Interest Expense Coverage Ratio. The Borrower and its Restricted Subsidiaries shall maintain on the last day of each Fiscal Quarter a Consolidated Interest Expense Coverage EBITDA Ratio for the Test Period ending on such day of greater than or equal to 1.75 to 1.00.~~

SECTION 12. Events of Default.

Upon the occurrence of any of the following specified events (each an “Event of Default”):

12.1. Payments. The Borrower shall (a) default in the payment when due of any principal of the Loans or (b) default, and such default shall continue for five or more days, in the payment when due of any interest or stamping fees on the Loans or any Fees or any Unpaid Drawings or of any other amounts owing hereunder or under any other Credit Document; or

12.2. Representations, etc. Any representation, warranty or statement made or deemed made by any Credit Party herein or in any Security Document or any certificate delivered or required to be delivered pursuant hereto or thereto shall prove to be untrue in any material respect on the date as of which made or deemed made; provided, however, that to the extent any such representation, warranty or statement is untrue solely as a result of an action or inaction by Government Business Subsidiaries, and the Borrower has otherwise complied with the terms and conditions of Section 9.19 hereof, no Default or Event of Default shall occur; or

12.3. Covenants. Any Credit Party shall

(a) default in the due performance or observance by it of any term, covenant or agreement contained in Section 9.1(e), Section 10 or Section 11; or

(b) default in the due performance or observance by it of any term, covenant or agreement (other than those referred to in Section 12.1 or 12.2 or clause (a) of this Section 12.3) contained in this Agreement, any Security Document or the Administrative Fee Letter dated January 12, 2011 between the Borrower and the Administrative Agent and such default shall continue unremedied for a period of at least 30 days after receipt of written notice by the Borrower from the Administrative Agent or the Required Lenders; provided, however, that to the extent such failure relates solely to an action or inaction by Government Business Subsidiaries, and the Borrower has otherwise complied with the terms and conditions of Section 9.19 hereof, no Default or Event of Default shall occur; or

12.4. Default Under Other Agreements. (a) The Borrower or any of the Restricted Subsidiaries shall (i) default in any payment with respect to any Indebtedness (other than the Obligations) in excess of $75,000,000 in the aggregate, for the Borrower and such Restricted Subsidiaries, beyond the period of grace, if any, provided in the instrument or agreement under which such Indebtedness was created or (ii) default in the observance or performance of any agreement or condition relating to any such Indebtedness or contained in any instrument or agreement evidencing, securing or relating thereto, or any other event shall occur or condition exist (other than, with respect to Indebtedness consisting of any Hedge Agreements, termination events or equivalent events pursuant to the terms of such Hedge Agreements), the effect of which default or other event or condition is to cause, or to permit the holder or holders of such Indebtedness (or a trustee or agent on behalf of such holder or holders) to cause, any such Indebtedness to become due prior to its stated maturity; or (b) without limiting the provisions of clause (a) above, any such Indebtedness shall be declared to be due and payable, or required to be prepaid other than by a regularly scheduled required prepayment or as a mandatory prepayment (and, with respect to Indebtedness consisting of any Hedge Agreements, other than due to a termination event or equivalent event pursuant to the terms of such Hedge Agreements), prior to the stated maturity thereof; or

12.5. Bankruptcy, etc. The Borrower or any Specified Subsidiary shall commence a voluntary case, proceeding or action concerning itself under (a) Title 11 of the United States Code entitled “Bankruptcy,” or (b) in the case of the Borrower or any Foreign Subsidiary that is a Specified Subsidiary, any domestic or foreign law relating to bankruptcy, insolvency reorganization or relief of debtors legislation of its jurisdiction of incorporation, in each case as now or hereafter in effect, or any successor thereto (collectively, the “Bankruptcy Code”); or an involuntary case, proceeding or action is commenced against the Borrower or any Specified Subsidiary and the petition is not controverted within 10 days after commencement of the case, proceeding or action; or an involuntary case, proceeding or action is commenced against the Borrower or any Specified Subsidiary and the petition is not dismissed within 60 days after commencement of the case, proceeding or action; or a custodian (as defined in the Bankruptcy Code) receiver, receiver manager, trustee or similar person is appointed for, or takes charge of, all or substantially all of the property of the Borrower or any Specified Subsidiary; or the Borrower or any Specified Subsidiary commences any other proceeding or action under any reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar law of any jurisdiction whether now or hereafter in effect relating to the Borrower or any Specified Subsidiary and including, without limitation, in relation to the Borrower and any Specified Subsidiary incorporated under the laws of the Grand Duchy of Luxembourg, bankruptcy (faillite), insolvency, its voluntary or judicial liquidation (liquidation volontaire ou judiciaire), composition with creditors (concordat préventif de faillite), reprieve from payment (sursis de paiement), controlled management (gestion contrôlée), fraudulent conveyance (actio pauliana), general settlement with creditors, reorganization or similar laws affecting the rights of creditors generally; or there is commenced against the Borrower or any Specified Subsidiary any such proceeding or action that remains undismissed for a period of 60 days; or the Borrower or any Specified Subsidiary is adjudicated insolvent or bankrupt; or any order of relief or other order approving any such case or proceeding or action is entered; or the Borrower or any Specified Subsidiary suffers any appointment of any custodian receiver, receiver manager, trustee or the like for it or any substantial part of its property to continue undischarged or unstayed for a period of 60 days; or the Borrower or any Specified Subsidiary makes a general assignment for the benefit of creditors; or any corporate action is taken by the Borrower or any Specified Subsidiary for the purpose of effecting any of the foregoing; or

12.6. ERISA. (a) Any Plan shall fail to satisfy the minimum funding standard required for any plan year or part thereof or a waiver of such standard or extension of any amortization period is sought or granted under Section 412 of the Code; any Plan is or shall have been terminated or is the subject of termination proceedings under ERISA (including the giving of written notice thereof); an event shall have occurred or a condition shall exist in either case entitling the PBGC to terminate any Plan or to appoint a trustee to administer any Plan (including the giving of written notice thereof); any Plan shall have an accumulated funding deficiency (whether or not waived), the Borrower or any Subsidiary or any ERISA Affiliate has incurred or is likely to incur a liability to or on account of a Plan under Section 409, 502(i), 502(l), 515, 4062, 4063, 4064, 4069, 4201 or 4204 of ERISA or Section 4971 or 4975 of the Code (including the giving of written notice thereof); (b) there could result from any event or events set forth in clause (a) of this Section 12.6 the imposition of a lien, the granting of a security interest, or a liability, or the reasonable likelihood of incurring a lien, security interest or liability; and (c) such lien, security interest or liability will or would be reasonably likely to have a Material Adverse Effect; or

12.7. Guarantee. The Guarantees or any material provision thereof shall cease to be in full force or effect or any Guarantor thereunder or any Credit Party shall deny or disaffirm in writing any Guarantor’s obligations under the Guarantee; or

12.8. Pledge Agreements. Any Pledge Agreement or any material provision thereof shall cease to be in full force or effect (other than pursuant to the terms hereof or thereof or as a result of acts or omissions of the Administrative Agent or any Lender) or any pledgor thereunder or any Credit Party shall deny or disaffirm in writing any pledgor’s obligations under any Pledge Agreement; or

12.9. Security Agreements. Any Security Agreements or any material provision thereof shall cease to be in full force or effect (other than pursuant to the terms hereof or thereof or as a result of acts or omissions of the Administrative Agent or any Lender) or any grantor thereunder or any Credit Party shall deny or disaffirm in writing any grantor’s obligations under any Security Agreement; or

12.10. Mortgages. Any Mortgage or any material provision of any Mortgage relating to any material portion of the Collateral shall cease to be in full force or effect (other than pursuant to the terms hereof or thereof or as a result of acts or omissions of the Collateral Trustee or any Lender) or any mortgagor thereunder or any Credit Party shall deny or disaffirm in writing any mortgagor’s obligations under any Mortgage; or

12.11. Judgments. One or more judgments or decrees shall be entered against the Borrower or any of the Restricted Subsidiaries involving a liability of $75,000,000 or more in the aggregate for all such judgments and decrees for the Borrower and the Restricted Subsidiaries (to the extent not paid or fully covered by insurance provided by a carrier not disputing coverage) and any such judgments or decrees shall not have been satisfied, vacated, discharged or stayed or bonded pending appeal within 60 days from the entry thereof; or

12.12. Change of Control. A Change of Control shall occur; then, and in any such event, and at any time thereafter, if any Event of Default shall then be continuing, the Administrative Agent shall, upon the written request of the Required Lenders, by written notice to the Borrower, take any or all of the following actions, without prejudice to the rights of the Administrative Agent or any Lender to enforce its claims against the Borrower, except as otherwise specifically provided for in this Agreement (provided that, if an Event of Default specified in Section 12.5 shall occur with respect to the Borrower or any Specified Subsidiary, the result that would occur upon the giving of written notice by the Administrative Agent as specified in clauses (i), (ii) and (iv) below shall occur automatically without the giving of any such notice): (i) declare the Total Revolving Credit Commitment terminated, whereupon the Commitments and Swingline Commitment, if any, of each Lender or the Swingline Lender, as the case may be, shall forthwith terminate immediately and any Fees theretofore accrued shall forthwith become due and payable without any other notice of any kind; (ii) declare the principal of and any accrued interest and fees in respect of all Loans and all Obligations owing hereunder and thereunder to be, whereupon the same shall become, forthwith due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby waived by the Borrower; (iii) terminate any Letter of Credit that may be terminated in accordance with its terms; and/or (iv) direct the Borrower to Cash Collateralize (and the Borrower agrees that upon receipt of such notice, or upon the occurrence of an Event of Default specified in Section 12.5 with respect to the Borrower or any Specified Subsidiary, it will Cash Collateralize) the Borrower’s respective reimbursement obligations for Drawings that may subsequently occur thereunder, equal to the aggregate Stated Amount of all Letters of Credit issued and then outstanding.

12.13. Permitted Equity Issuance. Notwithstanding anything to the contrary contained in this Section 12, in the event of any Event of Default under the ~~covenants~~covenant set forth in Section 11 and until the expiration of the tenth (10th) day after the date on which financial statements are required to be delivered with respect to the applicable fiscal quarter hereunder, the Borrower may engage in a Permitted Equity Issuance other than to the Borrower and any of its Subsidiaries and apply the amount of the Net Cash Proceeds thereof to increase Consolidated EBITDA with respect to such applicable quarter; provided that such Net Cash Proceeds (i) are actually received by the Borrower and contributed as common equity to the Borrower (including through capital contribution of such Net Cash Proceeds by Holdings to the Borrower) no later than ten (10) days after the date on which financial statements are required to be delivered with respect to such fiscal quarter hereunder, (ii) are not otherwise utilized to increase the Applicable Amount or as the basis for incurring Contribution Indebtedness and (iii) do not exceed the aggregate amount necessary to cure such Event of Default under Section 11 for any applicable period; provided, however, that the Borrower may not engage in more than six Permitted Equity Issuances during the life of this Agreement. The parties hereby acknowledge that the foregoing may not be relied on for purposes of calculating any financial ratios other than as applicable to Section 11 and shall not result in any adjustment to any amounts other than the amount of the Consolidated EBITDA referred to in the immediately preceding sentence. In each period of four consecutive fiscal quarters, there shall be at least two (2) fiscal quarters in which no cure set forth above is made.

SECTION 13. The Administrative Agent.

13.1. Appointment and Authority.

(a) Each of the Lenders and the Letter of Credit Issuer hereby irrevocably appoints Bank of America to act on its behalf as the Administrative Agent hereunder and under the other Credit Documents and authorizes the Administrative Agent to take such actions on its behalf and to exercise such powers as are delegated to the Administrative Agent by the terms hereof or thereof, together with such actions and powers as are reasonably incidental thereto. The provisions of this Section are solely for the benefit of the Administrative Agent, the Lenders and the Letter of Credit Issuer, and, except as provided under Section 13.6 and 13.11, neither the Borrower nor any other Credit Party shall have rights as a third party beneficiary of any of such provisions.

(b) Each of the Lenders (including in its capacities as a potential Hedge Bank and a potential Cash Management Bank) and the Letter of Credit Issuer hereby irrevocably authorizes the Administrative Agent to enter into the Collateral Agency and Intercreditor Agreement and bind each of them on the terms as set forth therein and to appoint the Collateral Trustee to act as the agent of such Lender and the Letter of Credit Issuer thereunder and under the other Security Documents for purposes of acquiring, holding and enforcing any and all Liens on Collateral granted by any of the Credit Parties to secure any of the Obligations, together with such powers and discretion as are reasonably incidental thereto and to bind each of them on the terms as set forth in the Collateral Agency and Intercreditor Agreement and the other Security Documents. In this connection, the Collateral Trustee and any co-agents, sub-agents and attorneys-in-fact appointed by the Collateral Trustee pursuant to Section 13.5 for purposes of holding or enforcing any Lien on the Collateral (or any portion thereof) granted under the Security Documents, or for exercising any rights and remedies thereunder at the direction of the Collateral Trustee), shall be entitled to the benefits of all provisions of this Section 13 and Section 14 as if set forth in full herein with respect thereto.

13.2. Rights as a Lender. The Person serving as the Administrative Agent hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not the Administrative Agent and the term “Lender” or “Lenders” shall, unless otherwise expressly indicated or unless the context otherwise requires, include the Person serving as the Administrative Agent hereunder in its individual capacity. Such Person and its Affiliates may accept deposits from, lend money to, act as the financial advisor or in any other advisory capacity for and generally engage in any kind of business with the Borrower or any Subsidiary or other Affiliate thereof as if such Person were not the Administrative Agent hereunder and without any duty to account therefor to the Lenders.

13.3. Exculpatory Provisions. The Administrative Agent shall not have any duties or obligations except those expressly set forth herein and in the other Credit Documents. Without limiting the generality of the foregoing, the Administrative Agent:

(a) shall not be subject to any fiduciary or other implied duties, regardless of whether a Default has occurred and is continuing;

(b) shall not have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Credit Documents that the Administrative Agent is required to exercise as directed in writing by the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for herein or in the other Credit Documents); provided that the Administrative Agent shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose the Administrative Agent to liability or that is contrary to any Credit Document or applicable law; and

(c) shall not, except as expressly set forth herein and in the other Credit Documents, have any duty to disclose, and shall not be liable for the failure to disclose, any information relating to the Borrower or any of its Affiliates that is communicated to or obtained by the Person serving as the Administrative Agent or any of its Affiliates in any capacity.

(d) The Administrative Agent shall not be liable for any action taken or not taken by it (i) with the consent or at the request of the Required Lenders (or such other number or percentage of the Lenders as shall be necessary, or as the Administrative Agent shall believe in good faith shall be necessary, under the circumstances as provided in Sections 14.1 and 12) or (ii) in the absence of its own gross negligence or willful misconduct. The Administrative Agent shall be deemed not to have knowledge of any Default unless and until notice describing such Default is given to the Administrative Agent by the Borrower, a Lender or the Letter of Credit Issuer.

(e) The Administrative Agent shall not be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with this Agreement or any other Credit Document, (ii) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth herein or therein or the occurrence of any Default, (iv) the validity, enforceability, effectiveness or genuineness of this Agreement, any other Credit Document or any other agreement, instrument or document, or the creation, perfection or priority of any Lien purported to be created by the Security Documents, (v) the value or the sufficiency of any Collateral, or (v) the satisfaction of any condition set forth in Section 6 or elsewhere herein, other than to confirm receipt of items expressly required to be delivered to the Administrative Agent.

13.4. Reliance by Administrative Agent. The Administrative Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing (including any electronic message, Internet or intranet website posting or other distribution) believed by it to be genuine and to have been signed, sent or otherwise authenticated by the proper Person. The Administrative Agent also may rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper Person, and shall not incur any liability for relying thereon. In determining compliance with any condition hereunder to the making of a Loan, or the issuance of a Letter of Credit, that by its terms must be fulfilled to the satisfaction of a Lender or the Letter of Credit Issuer, the Administrative Agent may presume that such condition is satisfactory to such Lender or the Letter of Credit Issuer unless the Administrative Agent shall have received notice to the contrary from such Lender or the Letter of Credit Issuer prior to the making of such Loan or the issuance of such Letter of Credit. The Administrative Agent may consult with legal counsel (who may be counsel for the Borrower), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts.

13.5. Delegation of Duties. The Administrative Agent and Collateral Trustee may perform any and all of their respective duties and exercise their respective rights and powers hereunder or under any other Credit Document by or through any one or more sub-agents appointed by the Administrative Agent or Collateral Trustee. The Administrative Agent, Collateral Trustee and any such sub-agent may perform any and all of their respective duties and exercise their respective rights and powers by or through their respective Related Parties. The exculpatory provisions of this Section 13 shall apply to any such sub-agent and to the Related Parties of the Administrative Agent and Collateral Trustee and any such sub-agent, and shall apply to their respective activities in connection with the syndication of the credit facilities provided for herein as well as activities as Administrative Agent and Collateral Trustee.

13.6. Resignation of Administrative Agent. The Administrative Agent may at any time give notice of its resignation to the Lenders, the Letter of Credit Issuer and the Borrower. Upon receipt of any such notice of resignation, the Required Lenders shall have the right, in consultation with the Borrower, to appoint a successor, which shall be a bank with an office in the United States, or an Affiliate of any such bank with an office in the United States. If no such successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within 30 days after the retiring Administrative Agent gives notice of its resignation, then the retiring Administrative Agent may on behalf of the Lenders and the Letter of Credit Issuer, appoint a successor Administrative Agent meeting the qualifications set forth above; provided that if the Administrative Agent shall notify the Borrower and the Lenders that no qualifying Person has accepted such appointment, then such resignation shall nonetheless become effective in accordance with such notice and (a) the retiring Administrative Agent shall be discharged from its duties and obligations hereunder and under the other Credit Documents (except that in the case of any collateral security held by the Administrative Agent on behalf of the Lenders or the Letter of Credit Issuer under any of the Credit Documents, the retiring Administrative Agent shall continue to hold such collateral security until such time as a successor Administrative Agent is appointed) and (b) all payments, communications and determinations provided to be made by, to or through the Administrative Agent shall instead be made by or to each Lender and the Letter of Credit Issuer directly, until such time as the Required Lenders appoint a successor Administrative Agent as provided for above in this Section. Upon the acceptance of a successor’s appointment as Administrative Agent hereunder, such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring (or retired) Administrative Agent, and the retiring Administrative Agent shall be discharged from all of its duties and obligations hereunder or under the other Credit Documents (if not already discharged therefrom as provided above in this Section). The fees payable by the Borrower to a successor Administrative Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Borrower and such successor. After the retiring Administrative Agent’s resignation hereunder and under the other Credit Documents, the provisions of this Section 13 and Section 14.5 shall continue in effect for the benefit of such retiring Administrative Agent, its sub-agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while the retiring Administrative Agent was acting as Administrative Agent.

Any resignation by Bank of America as Administrative Agent pursuant to this Section shall also constitute its resignation as Letter of Credit Issuer and Swingline Lender. Subject to the following sentence, upon the acceptance of a successor’s appointment as Administrative Agent hereunder, (i) such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring Letter of Credit Issuer and

Swingline Lender, (ii) the retiring Letter of Credit Issuer and Swingline Lender shall be discharged from all of their respective duties and obligations hereunder or under the other Credit Documents, and (iii) the successor Letter of Credit Issuer shall issue letters of credit in substitution for the Letters of Credit, if any, outstanding at the time of such succession or make other arrangements satisfactory to the retiring Letter of Credit Issuer to effectively assume the obligations of the retiring Letter of Credit Issuer with respect to such Letters of Credit. Notwithstanding the foregoing provisions of this paragraph, if no successor Letter of Credit Issuer assumes the obligations of the retiring Letter of Credit Issuer with respect to the outstanding Letters of Credit issued by the retiring Letter of Credit Issuer, the retiring Letter of Credit Issuer shall not be discharged or released from its obligations under such Letters of Credit and shall reaffirm its obligations under such Letters of Credit.

13.7. Non-Reliance on Administrative Agent and Other Lenders. Each Lender and the Letter of Credit Issuer acknowledges that it has, independently and without reliance upon the Administrative Agent or any other Lender or any of their Related Parties and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Agreement. Each Lender and the Letter of Credit Issuer also acknowledges that it will, independently and without reliance upon the Administrative Agent or any other Lender or any of their Related Parties and based on such documents and information as it shall from time to time deem appropriate, continue to make its own decisions in taking or not taking action under or based upon this Agreement, any other Credit Document or any related agreement or any document furnished hereunder or thereunder.

13.8. No Other Duties, Etc. Anything herein to the contrary notwithstanding, none of the Joint Bookrunners, Joint Lead Arrangers, Co-Documentation Agents or Co-Syndication Agents listed on the cover page hereof shall have any powers, duties or responsibilities under this Agreement or any of the other Credit Documents, except in its capacity, as applicable, as the Administrative Agent, a Lender or the Letter of Credit Issuer hereunder.

13.9. Administrative Agent May File Proofs of Claim. In case of the pendency of any proceeding under any Debtor Relief Law or any other judicial proceeding relative to any Credit Party, the Administrative Agent (irrespective of whether the principal of any Loan or Letter of Credit Obligation shall then be due and payable as herein expressed or by declaration or otherwise and irrespective of whether the Administrative Agent shall have made any demand on the Borrower) shall be entitled and empowered, by intervention in such proceeding or otherwise

(a) to file and prove a claim for the whole amount of the principal and interest owing and unpaid in respect of the Loans, Letters of Credit Outstanding and all other Obligations that are owing and unpaid and to file such other documents as may be necessary or advisable in order to have the claims of the Lenders, the Letter of Credit Issuer and the Administrative Agent (including any claim for the reasonable compensation, expenses, disbursements and advances of the Lenders, the Letter of Credit Issuer and the Administrative Agent and their respective agents and counsel and all other amounts due the Lenders, the Letter of Credit Issuer and the Administrative Agent under Sections 4.1 and 14.5) allowed in such judicial proceeding; and

(b) to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same;

and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Lender and the Letter of Credit Issuer to make such payments to the Administrative Agent and, if the Administrative Agent shall consent to the making of such payments directly to the Lenders and the Letter of Credit Issuer, to pay to the Administrative Agent any amount due for the reasonable compensation, expenses, disbursements and advances of the Administrative Agent and its agents and counsel, and any other amounts due the Administrative Agent under Sections 4.1 and 14.5.

Nothing contained herein shall be deemed to authorize the Administrative Agent to authorize or consent to or accept or adopt on behalf of any Lender or the Letter of Credit Issuer any plan of reorganization, arrangement, adjustment or composition affecting the Obligations or the rights of any Lender or the Letter of Credit Issuer to authorize the Administrative Agent to vote in respect of the claim of any Lender or the Letter of Credit Issuer or in any such proceeding.

13.10. Indemnification. The Lenders agree to indemnify the Administrative Agent in its capacity as such (to the extent not reimbursed by the Borrower and without limiting the obligation of the Borrower to do so), ratably according to their respective portions of the Total Credit Exposure in effect on the date on which indemnification is sought (or, if indemnification is sought after the date upon which the Commitments shall have terminated and the Loans shall have been paid in full, ratably in accordance with their respective portions of the Total Credit Exposure in effect immediately prior to such date), from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind whatsoever that may at any time (including at any time following the payment of the Loans) be imposed on, incurred by or asserted against the Administrative Agent in any way relating to or arising out of, the Commitments, this Agreement, any of the other Credit Documents or any documents contemplated by or referred to herein or therein or the transactions contemplated hereby or thereby or any action taken or omitted by the Administrative Agent under or in connection with any of the foregoing, provided that no Lender shall be liable for the payment of any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements resulting from the Administrative Agent’s gross negligence or willful misconduct. The agreements in this Section 13.10 shall survive the payment of the Loans and all other amounts payable hereunder.

13.11. Collateral and Guaranty Matters. Each of the Lenders (including in its capacities as a potential Cash Management Bank and a potential Hedge Bank) and the Letter of Credit Issuer irrevocably authorize the Collateral Trustee, at its option and in its discretion or at the request of the Borrower,

(a) to release any Lien on any property granted to or held by the Collateral Trustee under any Credit Document (i) upon termination of the aggregate Commitments of all the Lenders and payment in full of all Obligations (other than (A) contingent indemnification obligations and (B) obligations and liabilities under Secured Cash Management Agreements and Secured Hedge Agreements as to which arrangements satisfactory to the applicable Cash Management Bank of Hedge Bank shall have been made) and the expiration or termination of all Letters of Credit (other than Letters of Credit as to which other arrangements satisfactory to the Administrative Agent and the Letter of Credit Issuer shall have been made), (ii) that is sold or to be sold as part of or in connection with any sale permitted hereunder or under any other Credit Document to a Person that is not a Credit Party, (iii) that constitutes “Excluded Property” (as such term is defined in the Security Agreement), (iv) that is excluded pursuant to Section 9.15(b), or (v) if approved, authorized or ratified in writing in accordance with Section 14.1;

(b) to release any Guarantor from its obligations under the Guarantee if such Person ceases to be a Subsidiary as a result of a transaction permitted hereunder; and

(c) to subordinate any Lien on any property granted to or held by the Administrative Agent under any Credit Document to the holder of any Lien on such property that is permitted by Section 10.1(A)(f).

Upon request by the Collateral Trustee at any time, the Required Lenders will confirm in writing the Collateral Trustee’s authority to release or subordinate its interest in particular types or items of property, or to release any Guarantor from its obligations under the Guarantee pursuant to this Section 13.11. In each case as specified in this Section 13.11, the Collateral Trustee will, at the Borrower’s expense, execute and deliver to the applicable Credit Party such documents as such Credit Party may reasonably request to evidence the release of such item of Collateral from the assignment and security interest granted under the Security Documents or to subordinate its interest in such item, or to release such Guarantor from its obligations under the Guarantee, in each case in accordance with the terms of the Credit Documents and this Section 13.11; provided that such release shall not in any manner discharge, affect or impair the Obligations or any Liens upon (or obligations of Holdings or any of its Subsidiaries in respect of) all interests retained by Holdings or any of its Subsidiaries, including, without limitation, the proceeds of the sale, all of which shall continue to constitute part of the Collateral. In the event of any foreclosure or similar enforcement action with respect to any of the Collateral, the Collateral Trustee shall be authorized to deduct all of the costs and expenses reasonably incurred by the Collateral Trustee from the proceeds of any such sale, transfer or foreclosure.

13.12. Secured Cash Management Agreements and Secured Hedge Agreements. Except as otherwise expressly set forth herein or in the Guarantee or any Security Document, no Cash Management Bank or Hedge Bank that obtains the benefits of the Guarantee or any Collateral by virtue of the provisions hereof or of the Guarantee or any Security Document shall have any right to notice of any action or to consent to, direct or object to any action hereunder or under any other Credit Document or otherwise in respect of the Collateral (including the release or impairment of any Collateral) other than in its capacity as a Lender and, in such case, only to the extent expressly provided in the Credit Documents. Notwithstanding any other provision of this Section 13 to the contrary, the Administrative Agent shall not be required to verify the payment of, or that other satisfactory arrangements have been made with respect to, Obligations arising under Secured Cash Management Agreements and Secured Hedge Agreements unless the Administrative Agent has received written notice of such Obligations, together with such supporting documentation as the Administrative Agent may request, from the applicable Cash Management Bank or Hedge Bank, as the case may be.

13.13. U.K. Security Documents. Section 1 of the Trustee Act 2000 shall not apply to the duties of the Collateral Trustee in relation to the trusts constituted by the U.K. Pledge Agreement and the U.K. Security Agreement. Where there are any inconsistencies between the Trustee Act 1925 or the Trustee Act 2000 and the provisions of this Agreement and those of the U.K. Pledge Agreement and the U.K. Security Agreement, the provisions of this Agreement and those of the U.K. Pledge Agreement and the U.K. Security Agreement shall, to the extent permitted by law, prevail, and in the case of any inconsistency with the Trustee Act 2000, the provisions of this Agreement and those of the U.K. Pledge Agreement and the U.K. Security Agreement shall constitute a restriction or exclusion for the purposes of that Act.

13.14. Withholding Taxes. To the extent required by any applicable Requirement of Law, the Administrative Agent may withhold from any payment to any Lender an amount equivalent to any applicable withholding Tax. Without limiting or expanding the provisions of Section 5.4, each Lender shall indemnify and hold harmless the Administrative Agent against, and shall make payable in respect thereof within 15 days after demand therefor, any and all Taxes and any and all related losses, claims, liabilities and expenses (including fees, charges and disbursements of any counsel for the Administrative Agent) incurred by or asserted against the Administrative Agent by the Internal Revenue Service or any other Governmental Authority as a result of the failure of the Administrative Agent to properly withhold Tax from amounts paid to or for the account of such Lender for any reason (including, without limitation, because the appropriate form was not delivered or not properly executed, or because such Lender failed to notify the Administrative Agent of a change in circumstance that rendered the exemption from, or reduction of withholding Tax ineffective). A certificate as to the amount of such payment or liability delivered to any Lender by the Administrative Agent shall be conclusive absent manifest error. Each Lender hereby authorizes the Administrative Agent to set off and apply any and all amounts at any time owing to such Lender under this Agreement or any other Credit Document against any amount due the Administrative Agent under this Section 13.14. The agreements in this Section 13.14 shall survive the resignation and/or replacement of the Administrative Agent, any assignment of rights by, or the replacement of, a Lender, the termination of the Commitments and the repayment, satisfaction or discharge of all other Obligations. For the avoidance of doubt, a “Lender” shall, for purposes of this Section 13.14, include a Letter of Credit Issuer and a Swingline Lender.

13.15. Lender Representation.

(a) Each Lender (x) represents and warrants, as of the date such Person became a Lender party hereto, to, and (y) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, the Administrative Agent, and the Amendment No. 3 Lead Arrangers and their respective Affiliates, and not, for the avoidance of doubt, to or for the benefit of the Borrower or any other Credit Party, that at least one of the following is and will be true:

(i) such Lender is not using “plan assets” (within the meaning of 29 CFR § 2510.3-101, as modified by Section 3(42) of ERISA) of one or more Benefit Plans in connection with the Loans, the Letters of Credit or the Commitments;

(ii) the transaction exemption set forth in one or more PTEs, such as PTE 84-14 (a class exemption for certain transactions determined by independent qualified professional asset managers), PTE 95-60 (a class exemption for certain transactions involving insurance company general accounts), PTE 90-1 (a class exemption for certain transactions involving insurance company pooled separate accounts), PTE 91-38 (a class exemption for certain transactions involving bank collective investment funds) or PTE 96-23 (a class exemption for certain transactions determined by in-house asset managers), is applicable with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement; or

(iii) (A) such Lender is an investment fund managed by a “Qualified Professional Asset Manager” (within the meaning of Part VI of PTE 84-14), (B) such Qualified Professional Asset Manager made the investment decision on behalf of such Lender to enter into, participate in, administer and perform the Loans, the Letters of Credit, the Commitments and this Agreement, (C) the entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement satisfies the requirements of ~~sub-sections~~subsections (b) through (g) of Part I of PTE 84-14 and (D) to the best knowledge of such Lender, the requirements of subsection (a) of Part I of PTE 84-14 are satisfied with respect to such Lender’s entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement.

(b) In addition, unless ~~sub-clause~~subclause (i) in the immediately preceding clause (a) is true with respect to a Lender, such Lender further (x) represents and warrants, as of the date such Person became a Lender party hereto, to, and (y) covenants, from the date such Person became a Lender party hereto to the date such Person ceases being a Lender party hereto, for the benefit of, the Administrative Agent, the Amendment No. 3 Lead Arrangers and their respective Affiliates, and not, for the avoidance of doubt, to or for the benefit of the Borrower or any other Credit Party, that:

(i) none of the Administrative Agent, the Amendment No. 3 Lead Arrangers or any of their respective Affiliates is a fiduciary with respect to the assets of such Lender (including in connection with the reservation or exercise of any rights by the Administrative Agent under this Agreement, any Credit Document or any documents related to hereto or thereto),

(ii) the Person making the investment decision on behalf of such Lender with respect to the entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement is independent (within the meaning of 29 CFR § 2510.3-21) and is a bank, an insurance carrier, an investment adviser, a broker-dealer or other person that holds, or has under management or control, total assets of at least $50 million, in each case as described in 29 CFR § 2510.3-21(c)(1)(i)(A)-(E),

(iii) the Person making the investment decision on behalf of such Lender with respect to the entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement is capable of evaluating investment risks independently, both in general and with regard to particular transactions and investment strategies (including in respect of the Obligations),

(iv) the Person making the investment decision on behalf of such Lender with respect to the entrance into, participation in, administration of and performance of the Loans, the Letters of Credit, the Commitments and this Agreement is a fiduciary under ERISA or the Code, or both, with respect to the Loans, the Letters of Credit, the Commitments and this Agreement and is responsible for exercising independent judgment in evaluating the transactions hereunder, and

(v) no fee or other compensation is being paid directly to the Administrative Agent, the Amendment No. 3 Lead Arrangers or any their respective Affiliates for investment advice (as opposed to other services) in connection with the Loans, the Letters of Credit, the Commitments or this Agreement.

(c) The Administrative Agent and the Amendment No. 3 Lead Arrangers hereby inform the Lenders that each such Person is not undertaking to provide impartial investment advice, or to give advice in a fiduciary capacity, in connection with the transactions contemplated hereby, and that such Person has a financial interest in the transactions contemplated hereby in that such Person or an Affiliate thereof (i) may receive interest or other payments with respect to the Loans, the Letters of Credit, the Commitments and this Agreement, (ii) may recognize a gain if it extended the Loans, the Letters of Credit or the Commitments for an amount less than the amount being paid for an interest in the Loans, the Letters of Credit or the Commitments by such Lender or (iii) may receive fees or other payments in connection with the transactions contemplated hereby, the Credit Documents or otherwise, including structuring fees, commitment fees, arrangement fees, facility fees, upfront fees, underwriting fees, ticking fees, agency fees, administrative agent or collateral agent fees, utilization fees, minimum usage fees, letter of credit fees, fronting fees, deal-away or alternate transaction fees, amendment fees, processing fees, term out premiums, banker’s acceptance fees, breakage or other early termination fees or fees similar to the foregoing.

SECTION 14. Miscellaneous.

14.1. Amendments and Waivers.

(A) Neither this Agreement nor any other Credit Document, nor any terms hereof or thereof may be amended, supplemented or modified except in accordance with the provisions of this Section 14.1. The Required Lenders may, or, with the written consent of the Required Lenders, the Administrative Agent may, from time to time, (a) enter into with the relevant Credit Party or Credit Parties written amendments, supplements or modifications hereto and to the other Credit Documents for the purpose of adding any provisions to this Agreement or the other Credit Documents or changing in any manner the rights of the Lenders or of the Credit Parties hereunder or thereunder or (b) waive, on such terms and conditions as the Required Lenders or the Administrative Agent, as the case may be, may specify in such instrument, any of the requirements of this Agreement or the other Credit Documents or any Default or Event of Default and its consequences; provided, however, that no such waiver and no such amendment, supplement or modification shall directly (i) forgive or reduce any portion of any Loan or extend the final scheduled maturity date of any Loan or reduce the stated rate, or forgive any portion, or extend the date for the payment, of any interest or fee payable hereunder (other than as a result of waiving the applicability of any post-default increase in interest rates), or extend the final expiration date of any Lender’s Commitment or extend the final expiration date of any Letter of Credit beyond the L/C Maturity Date, or increase the aggregate amount of the Commitments of any Lender, or amend or modify any provisions of Section 5.3(a) (with respect to the ratable allocation of any payments only) and 14.8(a), in each case without the written consent of each Lender directly and adversely affected thereby, or (ii) amend, modify or waive any provision of this Section 14.1 or reduce the percentages specified in the definitions of the terms “Required Lenders,” “Required Tranche B- ~~1~~3 Term Loan Lenders,” “Required Tranche B-~~2 Term Loan Lenders”, “Required Tranche B-3 Term Loan Lenders”, “Required Tranche B-~~4 Term Loan Lenders~~”~~,” “Required Tranche B-5 Term Loan Lenders” or consent to the assignment or transfer by the Borrower of its rights and obligations under any Credit Document to which it is a party (except as permitted pursuant to Section 10.3), in each case without the written consent of each Lender directly and adversely affected thereby, or (iii) amend, modify or waive any provision affecting the rights or duties of the Administrative Agent or Collateral Trustee, as applicable, under this Agreement or any other Credit Document without the written consent of the then-current Administrative Agent or Collateral Trustee, as applicable, or (iv) amend, modify or waive any provision affecting the rights or duties of the Letter of Credit Issuer under this Agreement or any Issuer Document relating to any Letter of Credit issued or to be issued by it without the written consent of the Letter of Credit Issuer, or (v) amend, modify or waive any provisions hereof relating to Swingline Loans without the written consent of the Swingline Lender, or (vi) change any Revolving Credit Commitment to a Term Loan Commitment, or change any Term Loan Commitment to a Revolving Credit Commitment, in each case without the prior written consent of each Lender directly and adversely affected thereby, or (vii) release all or substantially all of the Guarantors under the Guarantee (except as expressly permitted by the Guarantee) or release all or substantially all of the Collateral under the Pledge Agreements, the Security Agreements and the Mortgages, in each case without the prior written consent of each Lender, or (viii) amend Section 2.9 so as to permit Interest Period intervals greater than six months without regard to availability to Lenders, without the written consent of each Lender directly and adversely affected thereby, or (ix) decrease any Repayment Amount, extend any scheduled Repayment Date or decrease the amount or allocation of any mandatory prepayment to be received by any Lender holding (I) any Tranche B-~~1 Term Loans, in each case without the written consent of the Required Tranche B-1 Term Loan Lenders, (II) any Tranche B-2 Term Loans, in each case without the written consent of the Required Tranche B-2 Term Loan Lenders, (III) any Tranche B-~~3 Term Loans, in each case without the written consent of the Required Tranche B-3 Term Loan Lenders, (~~IV~~II) any Tranche B-4 Term Loans, in each case without the written consent of the Required Tranche B-4 Term Loan Lenders and (~~V~~III) any Tranche B-5 Term Loans, in each case without the written consent of the Required Tranche B-5 Term Loan Lenders. Any such waiver and any such amendment, supplement or modification shall apply equally to each of the affected Lenders and shall be binding upon the Borrower, such Lenders, the Administrative Agent and all future holders of the affected Loans. In the case of any waiver, the Borrower, the Lenders and the Administrative Agent shall be restored to their former positions and rights hereunder and under the other Credit Documents, and any Default or Event of Default waived shall be deemed to be cured and not continuing, it being understood that no such waiver shall extend to any subsequent or other Default or Event of Default or impair any right consequent thereon.

Notwithstanding anything to the contrary herein, no Defaulting Lender shall have any right to approve or disapprove any amendment, waiver or consent hereunder (and any amendment, waiver or consent which by its terms requires the consent of all Lenders or each affected Lender may be effected with the consent of the applicable Lenders other than Defaulting Lenders), except that (x) the Commitment of any Defaulting Lender may not be increased or extended without the consent of such Lender and (y) any waiver, amendment or modification requiring the consent of all Lenders or each affected Lender that by its terms affects any Defaulting Lender more adversely than other affected Lenders shall require the consent of such Defaulting Lender.

(B) The Lenders and the Letter of Credit Issuer hereby consent to any amendments, restatements or other modifications to the Security Documents, including, without limitation, any release of the Liens on any Collateral granted pursuant thereto that constitutes ECA Collateral, that are reasonably required to provide the lenders under any ECA Financing a security interest over the ECA Collateral pursuant to the terms of the Security Documents, and hereby direct the Administrative Agent to and the Administrative Agent hereby agrees to enter into such amendments, restatements or other modifications, and direct the Collateral Trustee to enter into such amendments, restatements or other modifications, in form and substance reasonably satisfactory to the Administrative Agent and the Borrower, without any further consent or direction from the Lenders and the Letter of Credit Issuer, pursuant to the terms of the Security Documents.

(C) Notwithstanding anything to the contrary contained in this Section 14.1, the Collateral Agency and Intercreditor Agreement may, without the consent of any Lender, be amended in a manner as may be necessary or appropriate, in the reasonable opinion of the Administrative Agent and the Borrower, to effect the provisions of Section 10.2(k).

14.2. Notices. Except as set forth in Section 14.17, all notices, requests and demands to or upon the respective parties hereto to be effective shall be in writing (including by facsimile or electronic mail), and, unless otherwise expressly provided herein, shall be deemed to have been duly given or made when delivered, or three days after being deposited in the mail, postage prepaid, or, in the case of telecopy or electronic mail notice, when received, addressed as follows in the case of the Borrower and the Administrative Agent, or to such other address as may be hereafter notified by the respective parties hereto:

The Borrower and Holdings:	Intelsat Jackson Holdings S.A.
Société anonyme
Attention: General Counsel
4, rue Albert Borschette
L-1246 Luxembourg
RCS Luxembourg n° B 210760
Telecopier: 352.2784.1690

Holdings:	Intelsat Connect Finance S.A.
Société anonyme
Attention: General Counsel
4, rue Albert Borschette L-1246 Luxembourg RCS Luxembourg n° B 149959 Telecopier: 352.2784.1690

The Administrative Agent:	For Payments and Requests for Extensions of Credit:

Bank of America, N.A. Randy Pino NC1-001-04-39 101 North Tryon Street Charlotte, NC 28255 Fax: 704-409-0319 Telephone: 980-386-9046 Email: randy.s.pino@baml.com

Notices (other than Requests for Extensions of Credit):

Bank of America, N.A.

Agency Management

1455 Market Street

CA5-701-05-19

San Francisco, CA 94103

Attention: Kathleen Carry

Telephone: 415.436.4001

Telecopier: 415.503.5001

Electronic Mail: kathleen.carry@baml.com

provided that any notice, request or demand to or upon the Administrative Agent or the Lenders pursuant to Sections 2.3, 2.6, 2.9, 4.2 and 5.1 shall not be effective until received.

14.3. No Waiver; Cumulative Remedies. No failure to exercise and no delay in exercising, on the part of the Administrative Agent or any Lender, any right, remedy, power or privilege hereunder or under the other Credit Documents shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights, remedies, powers and privileges herein provided are cumulative and not exclusive of any rights, remedies, powers and privileges provided by law.

14.4. Survival of Representations and Warranties. All representations and warranties made hereunder, in the other Credit Documents and in any document, certificate or statement delivered pursuant hereto or in connection herewith shall survive the execution and delivery of this Agreement and the making of the Loans hereunder.

14.5. Payment of Expenses and Taxes. Each Credit Party agrees (a) to pay or reimburse the Agents for all their reasonable out-of-pocket costs and expenses incurred in connection with the development, preparation and execution of, and any amendment, supplement or modification to, this Agreement and the other Credit Documents and any other documents prepared in connection herewith or therewith, and the consummation and administration of the transactions contemplated hereby and thereby, including the reasonable fees, disbursements and other charges of counsel to the Agents, (b) to pay or reimburse each Lender and Agent for all its reasonable and documented costs and expenses incurred in connection with the enforcement or preservation of any rights under this Agreement, the other Credit Documents and any such other documents, including the reasonable fees, disbursements and other charges of counsel to each Lender and of counsel to the Agents, (c) to pay, indemnify, and hold harmless each Lender and Agent from, any and all recording and filing fees and (d) to pay, indemnify, and hold harmless each Lender and Agent and their respective directors, officers, employees, trustees, investment advisors and agents from and against any and all other liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind or nature whatsoever, including reasonable and documented fees, disbursements and other charges of counsel, with respect to the execution, delivery, enforcement, performance and administration of this Agreement, the other Credit Documents and any such other documents, including, without limitation, any of the foregoing relating to the violation of, noncompliance with or liability under, any Environmental Law or to any actual or alleged presence, release or threatened release of Hazardous Materials involving or attributable to the operations of the Borrower, any of its Subsidiaries or any of the Real Estate (all the foregoing in this clause (d), collectively, the “indemnified liabilities”); provided that such Credit Party shall have no obligation hereunder to the Administrative Agent or any Lender nor any of their respective directors, officers, employees and agents with respect to indemnified liabilities to the extent attributable to (i) the gross negligence or willful misconduct of the party to be indemnified as determined in a final and non-appealable judgment by a court of competent jurisdiction or (ii) disputes among the Administrative Agent, the Lenders and/or their transferees. The agreements in this Section 14.5 shall survive repayment of the Loans and all other amounts payable hereunder.

14.6. Successors and Assigns; Participations and Assignments.

(a) The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby (including any Affiliate of the Letter of Credit Issuer that issues any Letter of Credit), except that (i) the Borrower may not assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of each Lender (and any attempted assignment or transfer by the Borrower or without such consent shall be null and void) and (ii) no Lender may assign or otherwise transfer its rights or obligations hereunder except in accordance with this Section 14.6. Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby (including any Affiliate of the Letter of Credit Issuer that issues any Letter of Credit), Participants (to the extent provided in paragraph (c) of this Section 14.6) and, to the extent expressly contemplated hereby, the Related Parties of each of the Administrative Agent, the Letter of Credit Issuer and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement.

(b) (i) Subject to the conditions set forth in paragraphs (b)(ii) and (b)(iii) below, any Lender may assign to one or more assignees (with any assignment to an Affiliated Lender subject to the following clause (ii)) all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitments and the Loans at the time owing to it) with the prior written consent (such consent not be unreasonably withheld or delayed; it being understood that, without limitation, the Borrower shall have the right to withhold its consent to any assignment if, in order for such assignment to comply with applicable law, the Borrower would be required to obtain the consent of, or make any filing or registration with, any Governmental Authority) of:

(A) the Borrower (which consent shall not be unreasonably withheld or delayed); provided that no consent of the Borrower shall be required for (i) an assignment of Revolving Credit Commitments from a Lender with Revolving Credit Commitments (or Incremental Revolving Credit Commitments) to another Lender with Revolving Credit Commitments (or Incremental Revolving Credit Commitments), an Affiliate of a Lender with Revolving Credit Commitments (or Incremental Revolving Credit Commitments) (unless increased costs would result therefrom except if an Event of Default under Section 12.1 or Section 12.5 has occurred and is continuing) or an Approved Fund of a Lender with Revolving Credit Commitments (or Incremental Revolving Credit Commitments) and (ii) an assignment of Term Loans to a Lender, an Affiliate of a Lender (unless increased costs would result therefrom except if an Event of Default under Section 12.1 or Section 12.5 has occurred and is continuing), or an Approved Fund; provided, however, if an Event of Default under Section 12.1 or Section 12.5 has occurred and is continuing, an assignment pursuant to Section 14.6(b)(i) to any assignee shall be permitted; provided, further, that the Borrower shall be deemed to have consented to any such assignment unless it shall object thereto by written notice to the Administrative Agent within ten (10) Business Days after having received notice thereof; and

(B) the Administrative Agent (which consent shall not be unreasonably withheld or delayed), and, in the case of Revolving Credit Commitments or Revolving Credit Loans only, the Swingline Lender and each Letter of Credit Issuer; provided that no consent of the Administrative Agent, the Swingline Lender or Letter of Credit Issuer, as applicable, shall be required for an assignment of (1) any Commitment to an assignee that is a Lender, an Affiliate of a Lender or Approved Fund of a Lender in each case with a Commitment of the same Class immediately prior to giving effect to such assignment; provided, however, the consent of each Letter of Credit Issuer (which consent shall not be unreasonably withheld or delayed) shall be required for any assignment that increases the obligation of the assignee to participate in exposure under one or more Letters of Credit (whether or not then outstanding) or (2) any Term Loan to a Lender, an Affiliate of a Lender or an Approved Fund of a Lender in each case with a Commitment of the same Class immediately prior to giving effect to such assignment.

(ii) Any Lender may, at any time, assign all or a portion of its rights and obligations under this Agreement to the Sponsors or any of their respective Affiliates (other than a Restricted Group Company) (each, an “Affiliated Lender”) subject to the following limitations:

(A) Affiliated Lenders will not receive information provided solely to Lenders by the Administrative Agent or any Lender and will not be permitted to attend or participate in meetings attended solely by the Lenders and the Administrative Agent;

(B) for purposes of any amendment, waiver or modification of any Credit Document (including such modifications pursuant to Section 14.1), or any plan of reorganization pursuant to the U.S. Bankruptcy Code, that in either case does not require the consent of each Lender or each affected Lender or does not adversely affect such Affiliated Lender in any material respect as compared to other Lenders, Affiliated Lenders will be deemed to have voted in the same proportion as the Lenders that are not Affiliated Lenders voting on such matter; provided that an Affiliated Lender that is primarily engaged in, or advises funds or other investment vehicles that are engaged in, making, purchasing, holding or otherwise investing in commercial loans, bonds and similar extensions of credit or securities in the ordinary course and with respect to which any Sponsor does not, directly or indirectly, possess the power to direct or cause the direction of the investment policies of such entity, will not be subject to such voting limitations and will be entitled to vote as any other Lender;

(C) Affiliated Lenders may not purchase Revolving Credit Loans by assignment or participation pursuant to this Section 14.6;

(D) the aggregate principal amount of Term Loans purchased by assignment pursuant to this Section 14.6 and held at any one time by Affiliated Lenders may not exceed 25% of the original aggregate outstanding amount of all Term Loans; and

(E) the assigning Lender and the Affiliated Lender purchasing such Lender’s Term Loans shall execute and deliver to the Administrative Agent an assignment agreement substantially in the form of Exhibit P hereto (an “Affiliated Lender Assignment Agreement”);

provided that no such assignment to an Affiliated Lender pursuant to this Section 14.6(b) shall be permitted if a Default or Event of Default has occurred and is continuing.

(iii) Assignments shall be subject to the following additional conditions:

(A) except in the case of an assignment to a Lender, an Affiliate of a Lender or an Approved Fund or an assignment of the entire remaining amount of the assigning Lender’s Commitment or Loans of any Class, the amount of the Commitment or Loans of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Acceptance with respect to such assignment is delivered to the Administrative Agent) shall not be less than $5,000,000 (or, in the case of a Term Loan Commitment or Term Loan, $1,000,000), and increments of $1,000,000 in excess thereof, unless each of the Borrower and the Administrative Agent otherwise consents (which consents shall not be unreasonably withheld or delayed); provided that no such consent of the Borrower shall be required if an Event of Default under Section 12.1 or Section 12.5 has occurred and is continuing; provided, further, that contemporaneous assignments to a single assignee made by Affiliates of Lenders and related Approved Funds shall be aggregated for purposes of meeting the minimum assignment amount requirements stated above;

(B) each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement; provided that this clause shall not be construed to prohibit the assignment of a proportionate part of all the assigning Lender’s rights and obligations in respect of one Class of Commitments or Loans;

(C) the parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Acceptance, together with a processing and recordation fee of $3,500; provided that only one such fee shall be payable in the event of simultaneous assignments to or from two or more Approved Funds; and

(D) the assignee, if it shall not be a Lender, shall deliver to the Administrative Agent an administrative questionnaire in a form approved by the Administrative Agent (the “Administrative Questionnaire”).

For the purpose of this Section 14.6(b), the term “ Approved Fund” means any Person (other than a natural person) that is engaged in making, purchasing, holding or investing in bank loans and similar extensions of credit in the ordinary course and that is administered, advised or managed by (a) a Lender, (b) an Affiliate of a Lender or (c) an entity or an Affiliate of an entity that administers, advises or manages a Lender.

(iv) Subject to acceptance and recording thereof pursuant to paragraph (b)(vi) of this Section 14.6, from and after the effective date specified in each Assignment and Acceptance, the assignee thereunder shall be a party hereto and, to the extent of the interest assigned by such Assignment and Acceptance but subject to paragraph (b)(viii) of this Section 14.6, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Acceptance, be released from its obligations under this Agreement (and, in the case of an Assignment and Acceptance covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto but shall continue to be entitled to the benefits of Sections 2.10, 2.11, 3.5, 5.4 and 14.5). Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this Section 14.6 shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with paragraph (c) of this Section 14.6.

(v) The Administrative Agent, acting for this purpose as an agent of the Borrower shall maintain at the Administrative Agent’s Office a copy of each Assignment and Acceptance delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitments of, and principal amount of the Loans and any payment made by the Letter of Credit Issuer under any Letter of Credit owing to, each Lender pursuant to the terms hereof from time to time (the “Register”). Further, the Register shall contain the name and address of the Administrative Agent and the lending office through which each such Person acts under this Agreement. The entries in the Register shall be conclusive absent manifest error, and the Borrower, the Administrative Agent, the Letter of Credit Issuer and the Lenders shall treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement, notwithstanding notice to the contrary. The Register shall be available for inspection by the Borrower, the Letter of Credit Issuer and any Lender, at any reasonable time and from time to time upon reasonable prior notice.

(vi) Upon its receipt of a duly completed Assignment and Acceptance executed by an assigning Lender and an assignee, the assignee’s completed Administrative Questionnaire (unless the assignee shall already be a Lender hereunder), the processing and recordation fee referred to in paragraph (b) of this Section 14.6 and any written consent to such assignment required by paragraph (b) of this Section 14.6, the Administrative Agent shall accept such Assignment and Acceptance and record the information contained therein in the Register. No assignment shall be effective for purposes of this Agreement unless it has been recorded in the Register as provided in this paragraph.

(vii) In connection with any assignment of rights and obligations of any Defaulting Lender hereunder, no such assignment shall be effective unless and until, in addition to the other conditions thereto set forth herein, the parties to the assignment shall make such additional payments to the Administrative Agent in an aggregate amount sufficient, upon distribution thereof as appropriate (which may be outright payment, purchases by the assignee of participations or subparticipations, or other compensating actions, including funding, with the consent of the Borrower and the Administrative Agent, the applicable pro rata share of Loans previously requested but not funded by the Defaulting Lender, to each of which the applicable assignee and assignor hereby irrevocably consent), to (x) pay and satisfy in full all payment liabilities then owed by such Defaulting Lender to the Administrative Agent or any Lender hereunder (and interest accrued thereon) and (y) acquire (and fund as appropriate) its full pro rata share of all Loans and participations in Letters of Credit and Swingline Loans in accordance with its Revolving Credit Commitment Percentage. Notwithstanding the foregoing, in the event that any assignment of rights and obligations of any Defaulting Lender hereunder shall become effective under applicable law without compliance with the provisions of this paragraph, then the assignee of such interest shall be deemed to be a Defaulting Lender for all purposes of this Agreement until such compliance occurs.

(viii) An assignee Lender shall not be entitled to receive any greater payment under Section 2.10 or 5.4 in respect of Luxembourg Taxes than the applicable assignor Lender would have been entitled to receive with respect to the Loan sold to the assignee Lender, unless either (1) the assignment of such Loan to such assignee Lender is made with the Borrower’s prior written consent (which consent shall not be unreasonably withheld) or (2) such greater payment under Section 2.10 or 5.4 arises solely as the result of a Change in Law following the date on which the assignee becomes a Lender hereunder.

(c) (i) Any Lender may, without the consent of the Borrower, the Administrative Agent, the Letter of Credit Issuer or the Swingline Lender, sell participations to one or more banks or other entities (each, a “Participant”) in all or a portion of such Lender’s rights and obligations under this Agreement (including all or a portion of its Commitments and the Loans owing to it); provided that (A) such Lender’s obligations under this Agreement shall remain unchanged, (B) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations and (C) the Borrower, the Administrative Agent, the Letter of Credit Issuer and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement. Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement or any other Credit Document; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver described in the first proviso to Section 14.1 that affects such Participant. Subject to paragraph (c)(ii) of this Section 14.6, the Borrower agrees that each Participant shall be entitled to the benefits of Sections 2.10, 2.11 and 5.4 to the same extent as if it were a Lender (subject to the requirements of those Sections) and had acquired its interest by assignment pursuant to paragraph (b) of this Section 14.6. To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 14.8(b) as though it were a Lender; provided such Participant agrees to be subject to Section 14.8(a) as though it were a Lender.

(ii) A Participant shall not be entitled to receive any greater payment under Section 2.10 or 5.4 than the applicable Lender would have been entitled to receive with respect to the participation sold to such Participant, unless the sale of the participation to such Participant is made with the Borrower’s prior written consent (which consent shall not be unreasonably withheld).

(d) Any Lender may, without the consent of the Borrower or the Administrative Agent, at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank, and this Section 14.6 shall not apply to any such pledge or assignment of a security interest; provided that no such pledge or assignment of a security interest shall release a Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto. In order to facilitate such pledge or assignment, the Borrower hereby agrees that, upon request of any Lender at any time and from time to time after the Borrower has made its initial borrowing hereunder, the Borrower shall provide to such Lender, at the Borrower’s own expense, a promissory note, substantially in the form of Exhibit K-1 or K-2, as the case may be, evidencing the Tranche B-~~1 Term Loans, Tranche B-2 Term Loans, Tranche B-~~3 Term Loans, Tranche B-4 Term Loans, Tranche B-5 Term Loans and Incremental Tranche B Term Loans, and Revolving Credit Loans, Incremental Revolving Loans and Swingline Loans, respectively, owing to such Lender.

(e) Subject to Section 14.16, the Borrower authorizes each Lender to disclose to any Participant, secured creditor of such Lender or assignee (each, a “Transferee”) and any prospective Transferee any and all financial information in such Lender’s possession concerning the Borrower and its Affiliates that has been delivered to such Lender by or on behalf of the Borrower and its Affiliates pursuant to this Agreement or which has been delivered to such Lender by or on behalf of the Borrower and its Affiliates in connection with such Lender’s credit evaluation of the Borrower and its Affiliates prior to becoming a party to this Agreement.

(f) Each of Holdings and the Credit Parties which are incorporated under the laws of the Grand Duchy of Luxembourg expressly accepts and confirms for the purposes of articles 1278 to 1281 of the Luxembourg civil code that, notwithstanding any assignment, transfer and/or novation made pursuant to this Agreement, the guarantee given by it guarantees all Obligations (including without limitation, all obligations with respect to all rights and/or obligations so assigned, transferred or novated) and that any security interest created under any Security Document to which it is a party shall be preserved for the benefit of any successor and assign of the Lenders, Administrative Agent and/or Secured Parties.

14.7. Replacements of Lenders Under Certain Circumstances.

(a) The Borrower shall be permitted to replace any Lender that (a) requests reimbursement for amounts owing pursuant to Section 2.10, 2.11, 3.5 or 5.4, (b) is affected in the manner described in Section 2.10(a)(iii) and as a result thereof any of the actions described in such Section is required to be taken or (c) becomes a Defaulting Lender, with a replacement bank or other financial institution; provided that (i) such replacement does not conflict with any Requirement of Law, (ii) no Event of Default shall have occurred and be continuing at the time of such replacement, (iii) the Borrower shall repay (or the replacement bank or institution shall purchase, at par) all Loans and other amounts (other than any disputed amounts), pursuant to Section 2.10, 2.11, 2.12, 3.5 or 5.4, as the case may be) owing to such replaced Lender prior to the date of replacement, (iv) the replacement bank or institution, if not already a Lender, and the terms and conditions of such replacement, shall be reasonably satisfactory to the Administrative Agent, (v) the replaced Lender shall be obligated to make such replacement in accordance with the provisions of Section 14.6 (provided that the Borrower shall be obligated to pay the registration and processing fee referred to therein) and (vi) any such replacement shall not be deemed to be a waiver of any rights that the Borrower, the Administrative Agent or any other Lender shall have against the replaced Lender.

(b) If any Lender (such Lender, a “Non-Consenting Lender”) has failed to consent to a proposed amendment, waiver, discharge or termination which pursuant to the terms of Section 14.1 requires the consent of all of the Lenders affected and with respect to which the Required Lenders shall have granted their consent, then provided no Event of Default other than an Event of Default relating to the proposed amendment, waiver, discharge or termination at issue then exists, the Borrower shall have the right (unless such Non-Consenting Lender grants such consent) to replace such Non-Consenting Lender by deeming such Non-Consenting Lender to have assigned its Loans, and its Commitments hereunder to one or more assignees reasonably acceptable to the Administrative Agent; provided that: (a) all Obligations of the Borrower owing to such Non-Consenting Lender being replaced shall be paid in full to such Non-Consenting Lender concurrently with such assignment, and (b) the replacement Lender shall purchase the foregoing by paying to such Non-Consenting Lender a price equal to the principal amount thereof plus accrued and unpaid interest thereon. No action by or consent of the Non-Consenting Lender shall be necessary in connection with such assignment, which shall be immediately and automatically effective upon payment of such purchase price. In connection with any such assignment, the Borrower, Administrative Agent, such Non-Consenting Lender and the replacement Lender shall otherwise comply with Section 14.6.

14.8. Adjustments; Set-off.

(a) If any Lender (a “benefited Lender”) shall at any time receive any payment of all or part of its Loans, or interest thereon, or receive any collateral in respect thereof (whether voluntarily or involuntarily, by set-off, pursuant to events or proceedings of the nature referred to in Section 12.5, or otherwise), in a greater proportion than any such payment to or collateral received by any other Lender, if any, in respect of such other Lender’s Loans, or interest thereon, such benefited Lender shall purchase for cash from the other Lenders a participating interest in such portion of each such other Lender’s Loan, or shall provide such other Lenders with the benefits of any such collateral, or the proceeds thereof, as shall be necessary to cause such benefited Lender to share the excess payment or benefits of such collateral or proceeds ratably with each of the Lenders; provided, however, that if all or any portion of such excess payment or benefits is thereafter recovered from such benefited Lender, such purchase shall be rescinded, and the purchase price and benefits returned, to the extent of such recovery, but without interest.

(b) After the occurrence and during the continuance of an Event of Default, in addition to any rights and remedies of the Lenders provided by law, each Lender shall have the right, without prior notice to the Borrower, any such notice being expressly waived by the Borrower to the extent permitted by applicable law, upon any amount becoming due and payable by the Borrower hereunder (whether at the stated maturity, by acceleration or otherwise) to set-off and appropriate and apply against such amount any and all deposits (general or special, time or demand, provisional or final), in any currency, and any other credits, indebtedness or claims, in any currency, in each case whether direct or indirect, absolute or contingent, matured or unmatured, at any time held or owing by such Lender or any branch or agency thereof to or for the credit or the account of the Borrower. Each Lender agrees promptly to notify the Borrower and the Administrative Agent after any such set-off and application made by such Lender; provided that the failure to give such notice shall not affect the validity of such set-off and application. In the event that any Defaulting Lender shall exercise any such right of set-off, (x) all amounts so set off shall be paid over immediately to the Administrative Agent for further application in accordance with the provisions of Section 3.8 and, pending such payment, shall be segregated by such Defaulting Lender from its other funds and deemed held in trust for the benefit of the Administrative Agent and the Lenders, and (y) the Defaulting Lender shall provide promptly to the Administrative Agent a statement describing in reasonable detail the obligations owing to such Defaulting Lender as to which it exercised such right of set-off. The rights of each Lender, the Letter of Credit Issuer and their respective Affiliates under this Section are in addition to other rights and remedies (including other rights of set-off) that such Lender, the Letter of Credit Issuer or their respective Affiliates may have. Each Lender and the Letter of Credit Issuer agrees to notify the Borrower and the Administrative Agent promptly after any such set-off and application; provided that the failure to give such notice shall not affect the validity of such set-off and application.

14.9. Counterparts. This Agreement may be executed by one or more of the parties to this Agreement on any number of separate counterparts (including by facsimile or other electronic transmission), and all of said counterparts taken together shall be deemed to constitute one and the same instrument. A set of the copies of this Agreement signed by all the parties shall be lodged with the Borrower and the Administrative Agent.

14.10. Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

14.11. Integration. This Agreement and the other Credit Documents represent the agreement of Holdings, the Borrower, the Administrative Agent and the Lenders with respect to the subject matter hereof, and there are no promises, undertakings, representations or warranties by the Administrative Agent or any Lender relative to subject matter hereof not expressly set forth or referred to herein or in the other Credit Documents.

14.12. GOVERNING LAW. THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK.

14.13. Submission to Jurisdiction; Consent to Service; Waivers.

(a) Each of Holdings and the Borrower hereby irrevocably and unconditionally:

(i) submits for itself and its property in any legal action or proceeding relating to this Agreement and the other Credit Documents to which it is a party, or for recognition and enforcement of any judgment in respect thereof, to the exclusive general jurisdiction of the courts of the State of New York, the courts of the United States of America for the Southern District of New York and appellate courts from any thereof;

(ii) consents that any such action or proceeding may be brought in such courts and waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same;

(iii) agrees that service of process in any such action or proceeding may be effected by mailing a copy thereof by registered or certified mail (or any substantially similar form of mail), postage prepaid, to Holdings and/or the Borrower at their respective addresses set forth in Section 14.2 or at such other address of which the Administrative Agent shall have been notified pursuant thereto;

(iv) agrees that nothing herein shall affect the right of the Agents or Lenders to effect service of process in any other manner permitted by law or shall limit the right of the Agents or Lenders to sue or enforce a judgment in any other jurisdiction; and

(v) waives, to the maximum extent not prohibited by law, any right it may have to claim or recover in any legal action or proceeding against Agents or Lenders and their respective Affiliates, directors, employees, attorneys, agents or sub-agents, on any theory or liability for any special, indirect, exemplary, punitive or consequential damages (as opposed to direct or actual damages) (whether or not the claim therefor is based on contract, tort or duty imposed by any applicable legal requirement) arising out of, in connection with, as a result of, or in any way related to, this Agreement or any Credit Document or any agreement or instrument contemplated hereby or thereby or referred to herein or therein, the transactions contemplated hereby or thereby, any Loan or the use of the proceeds thereof or any act or omission or event occurring in connection therewith, and Holdings and Borrower hereby waives, releases and agrees not to sue upon any such claim or any such damages, whether or not accrued and whether or not known or suspected to exist in its favor.

(b) By the execution and delivery of this Agreement, each of Holdings and the Borrower acknowledges that it has (or shall, within 10 Business Days after the Closing Date) by separate written instrument, designated and appointed CT Corporation System, 111 Eighth Avenue, New York, N.Y. 10011 (and any successor entity), as its authorized agent upon which process may be served in any suit or proceeding arising out of or relating to this Agreement or the Credit Documents that may be instituted in any federal or state court in the State of New York.

(c) Each of Holdings and the Borrower, to the extent that it has or hereafter may acquire any immunity (sovereign or otherwise) from any legal action, suit or proceeding, from jurisdiction of any court or from setoff or any legal process (whether service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) with respect to itself or any of its property or assets, hereby waives and agrees not to plead or claim such immunity in respect of its obligations under this Agreement and the other Credit Documents (it being understood that the waivers contained in this paragraph (c) shall have the fullest extent permitted under the Foreign Sovereign Immunities Act of 1976, as amended, and are intended to be irrevocable and not subject to withdrawal for the purposes of such Act).

14.14. Acknowledgments. Each of Holdings and the Borrower hereby acknowledges that:

(a) it has been advised by counsel in the negotiation, execution and delivery of this Agreement and the other Credit Documents;

(b) neither the Administrative Agent nor any Lender has any fiduciary relationship with or duty to Holdings or the Borrower arising out of or in connection with this Agreement or any of the other Credit Documents, and the relationship between Administrative Agent and Lenders, on one hand, and Holdings and the Borrower, on the other hand, in connection herewith or therewith is solely that of debtor and creditor; and

(c) no joint venture is created hereby or by the other Credit Documents or otherwise exists by virtue of the transactions contemplated hereby among the Lenders or among Holdings and the Borrower and the Lenders.

14.15. WAIVERS OF JURY TRIAL. HOLDINGS, THE BORROWER, THE ADMINISTRATIVE AGENT AND THE LENDERS HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVE TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING RELATING TO THIS AGREEMENT OR ANY OTHER CREDIT DOCUMENT AND FOR ANY COUNTERCLAIM THEREIN.

14.16. Confidentiality. The Administrative Agent and each Lender shall hold all non-public information furnished by or on behalf of the Borrower in connection with such Lender’s evaluation of whether to become a Lender hereunder or obtained by such Lender or the Administrative Agent pursuant to the requirements of this Agreement (“Confidential Information”), confidential in accordance with its customary procedure for handling confidential information of this nature and (in the case of a Lender that is a bank) in accordance with safe and sound banking practices and in any event may make disclosure as required or requested by any governmental agency or representative thereof or pursuant to legal process or to such Lender’s or the Administrative Agent’s agents, advisors, attorneys, professional advisors or independent auditors or Affiliates; provided that unless specifically prohibited by applicable law or court order, each Lender and the Administrative Agent shall notify the Borrower of any request by any governmental agency or representative thereof (other than any such request in connection with an examination of the financial condition of such Lender by such governmental agency) for disclosure of any such non-public information prior to disclosure of such information, and provided, further, that in no event shall any Lender or the Administrative Agent be obligated or required to return any materials furnished by Holdings, the Borrower or any Subsidiary of the Borrower. Each Lender and the Administrative Agent agrees that it will not provide to prospective Transferees or to prospective direct or indirect contractual counterparties in swap agreements to be entered into in connection with Loans made hereunder any of the Confidential Information unless such Person is advises of and agrees to be bound by the provisions or substantially similar to this Section 14.16.

14.17. Direct Website Communications.

(a) Delivery. (i) The Borrower may, at its option, provide to the Administrative Agent any information, documents and other materials that it is obligated to furnish to the Administrative Agent pursuant to the Credit Documents, including, without limitation, all notices, requests, financial statements, financial and other reports, certificates and other information materials, but excluding any such communication that (A) relates to a request for a new, or a conversion of an existing, borrowing or other extension of credit (including any election of an interest rate or interest period relating thereto), (B) relates to the payment of any principal or other amount due under this Agreement prior to the scheduled date therefor, (C) provides notice of any default or event of default under this Agreement or (D) is required to be delivered to satisfy any condition precedent to the effectiveness of this Agreement and/or any borrowing or other extension of credit thereunder (all such non-excluded communications being referred to herein collectively as “Communications”), by transmitting the Communications in an electronic/soft medium in a format reasonably acceptable to the Administrative Agent to an email address to be provided by the Administrative Agent. Nothing in this Section 14.17 shall prejudice the right of the Borrower, the Administrative Agent or any Lender to give any notice or other communication pursuant to any Credit Document in any other manner specified in such Credit Document.

(ii) The Administrative Agent agrees that the receipt of the Communications by the Agent at its e-mail address set forth above shall constitute effective delivery of the Communications to the Agent for purposes of the Credit Documents. Each Lender agrees that notice to it (as provided in the next sentence) specifying that the Communications have been posted to the Platform shall constitute effective delivery of the Communications to such Lender for purposes of the Credit Documents. Each Lender agrees (A) to notify the Administrative Agent in writing (including by electronic communication) from time to time of such Lender’s e-mail address to which the foregoing notice may be sent by electronic transmission and (B) that the foregoing notice may be sent to such e-mail address.

(b) Posting. The Borrower further agrees that the Administrative Agent may make the Communications available to the Lenders by posting the Communications on Intralinks or a substantially similar electronic transmission system (the “Platform”), so long as the access to such Platform is limited (i) to the Agents and the Lenders and (ii) remains subject the confidentiality requirements set forth in Section 14.16.

(c) The Platform. THE PLATFORM IS PROVIDED “AS IS” AND “AS AVAILABLE.” THE AGENT PARTIES (AS DEFINED BELOW) DO NOT WARRANT THE ACCURACY OR COMPLETENESS OF THE BORROWER MATERIALS OR THE ADEQUACY OF THE PLATFORM, AND EXPRESSLY DISCLAIM LIABILITY FOR ERRORS IN OR OMISSIONS FROM THE BORROWER MATERIALS. NO WARRANTY OF ANY KIND, EXPRESS, IMPLIED OR STATUTORY, INCLUDING ANY WARRANTY OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, NON-INFRINGEMENT OF THIRD PARTY RIGHTS OR FREEDOM FROM VIRUSES OR OTHER CODE DEFECTS, IS MADE BY ANY AGENT PARTY IN CONNECTION WITH THE BORROWER MATERIALS OR THE PLATFORM. In no event shall the Administrative Agent or any of its Related Parties (collectively, the “Agent Parties”) have any liability to Holdings, the Borrower, any Lender, the Letter of Credit Issuer or any other Person for losses, claims, damages, liabilities or expenses of any kind (whether in tort, contract or otherwise) arising out of the Borrower’s or the Administrative Agent’s transmission of Borrower Materials through the Internet, except to the extent that such losses, claims, damages, liabilities or expenses are determined by a court of competent jurisdiction by a final and nonappealable judgment to have resulted from the gross negligence or willful misconduct of such Agent Party; provided, however, that in no event shall any Agent Party have any liability to Holdings, the Borrower, any Lender, the Letter of Credit Issuer or any other Person for indirect, special, incidental, consequential or punitive damages (as opposed to direct or actual damages).

14.18. USA PATRIOT Act. Each Lender hereby notifies Holdings and the Borrower that pursuant to the requirements of the USA Patriot Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the “Patriot Act”), it is required to obtain, verify and record information that identifies Holdings and the Borrower, which information includes the name and address of Holdings and the Borrower and other information that will allow such Lender to identify Holdings and the Borrower in accordance with the Patriot Act.

14.19. Conversion of Currencies.

(a) If, for the purpose of obtaining judgment in any court, it is necessary to convert a sum owing hereunder in one currency into another currency, each party hereto agrees, to the fullest extent that it may effectively do so, that the rate of exchange used shall be that at which in accordance with normal banking procedures in the relevant jurisdiction the first currency could be purchased with such other currency on the Business Day immediately preceding the day on which final judgment is given.

(b) The obligations of the Borrower in respect of any sum due to any party hereto or any holder of the obligations owing hereunder (the “Applicable Creditor”) shall, notwithstanding any judgment in a currency (the “Judgment Currency”) other than the currency in which such sum is stated to be due hereunder (the “Agreement Currency”), be discharged only to the extent that, on the Business Day following receipt by the Applicable Creditor of any sum adjudged to be so due in the Judgment Currency, the Applicable Creditor may in accordance with normal banking procedures in the relevant jurisdiction purchase the Agreement Currency with the Judgment Currency; if the amount of the Agreement Currency so purchased is less than the sum originally due to the Applicable Creditor in the Agreement Currency, the Borrower agrees, as a separate obligation and notwithstanding any such judgment, to indemnify the Applicable Creditor against such loss. The obligations of the Borrower contained in this Section 14.19 shall survive the termination of this Agreement and the payment of all other amounts owing hereunder.

(c) For purposes of this Agreement, the Dollar Equivalent of the Stated Amount of any Letter of Credit shall be calculated on the date when such Letter of Credit is issued, on the first Business Day of each month and at such other times as designated by the Administrative Agent. Such Dollar Equivalent shall remain in effect until the same is recalculated by the Administrative Agent as provided above and notice of such recalculation is received by the Borrower, it being understood that until such notice is received, the Dollar Equivalent shall be as last reported by the Administrative Agent to the Borrower. The Administrative Agent shall promptly notify the Borrower of each such determination of Dollar Equivalents.

SECTION 15. Holdings Guarantee.

15.1. The Holdings Guarantee. In order to induce the Agents and the Lenders to enter into this Agreement and to extend credit hereunder, to induce Lenders or any of their respective Affiliates to enter into the Hedge Agreements, and in recognition of the direct benefits to be received by Holdings from the proceeds of the Loans, the issuance of the Letters of Credit, and the entering into of Hedge Agreements, Holdings hereby agrees with the Secured Parties as follows: Holdings hereby unconditionally and irrevocably guarantees as primary obligor and not merely as surety the full and prompt payment when due, whether upon maturity, acceleration or otherwise, of any and all of the Obligations of the Credit Parties to the Secured Parties. If any or all of the Obligations of the Credit Parties to the Secured Parties becomes due and payable hereunder, Holdings irrevocably and unconditionally promises to pay such indebtedness to the Secured Parties, or order, on demand, together with any and all expenses which may be incurred by the Secured Parties in collecting any of the Obligations. This Holdings Guarantee is a guaranty of payment and not of collection. If claim is ever made upon any Secured Party for repayment or recovery of any amount or amounts received in payment or on account of any of the Obligations and any of the aforesaid payees repays all or part of said amount by reason of (i) any judgment, decree or order of any court or administrative body having jurisdiction over such payee or any of its property or (ii) any settlement or compromise of any such claim effected in good faith by such payee with any such claimant (including any Credit Party), then and in such event Holdings agrees that any such judgment, decree, order, settlement or compromise shall be binding upon it, notwithstanding any revocation of this Holdings Guarantee or other instrument evidencing any liability of the Credit Parties, and Holdings shall be and remain liable to the aforesaid payees hereunder for the amount so repaid or recovered to the same extent as if such amount had never originally been received by any such payee. For the avoidance of doubt, Holdings expressly accepts and confirms for the purposes of articles 1278 to 1281 of the Luxembourg civil code that, notwithstanding any assignment, transfer and/or novation made pursuant to this Agreement, the guarantee given by it guarantees all Obligations (including without limitation, all obligations with respect to all rights and/or obligations so assigned, transferred or novated) and that any security interest created under any Security Document to which it is a party shall be preserved for the benefit of any new Secured Party.

15.2. Bankruptcy. Additionally, Holdings unconditionally and irrevocably guarantees the payment of any and all of the Obligations of the Credit Parties to the Secured Parties whether or not due or payable by any Credit Party upon the occurrence of an Event of Default under Section 12.5, and unconditionally promises to pay such indebtedness to the Secured Parties, or order, on demand, in lawful money of the United States.

15.3. Nature of Liability.

(a) The liability of Holdings hereunder is exclusive and independent of any security for or other guaranty of the Obligations of the Credit Parties whether executed by any other guarantor or by any other party, and the liability of Holdings hereunder shall not be affected or impaired by (i) any direction as to application of payment by any Credit Party or by any other party, or (ii) any other continuing or other guaranty, undertaking or maximum liability of a guarantor or of any other party as to the Obligations of the Credit Parties, or (iii) any payment on or in reduction of any such other guaranty or undertaking, or (iv) any dissolution, termination or increase, decrease or change in personnel by any Credit Party, or (v) any payment made to any Secured Party on the Obligations which any such Secured Party repays to any Credit Party pursuant to court order in any bankruptcy, reorganization, arrangement, moratorium or other debtor relief proceeding, and Holdings waives any right to the deferral or modification of its obligations hereunder by reason of any such proceeding, or (vi) the lack of validity or enforceability of any Credit Document or any instrument relating thereto.

(b) The liability of Holdings shall not be affected nor shall this Holdings Guarantee be discharged or reduced by reason of:

(i) the incapacity or any change in the name, style or constitution of any Credit Party or any other person liable;

(ii) the Administrative Agent granting any time, indulgence or concession to, or compounding with, discharging, releasing or varying the liability of, any Credit Party or any other person liable or renewing, determining, varying or increasing any accommodation, facility or transaction or otherwise dealing with the same in any manner whatsoever or concurring in, accepting or varying any compromise, arrangement or settlement or omitting to claim or enforce payment from any Credit Party or any other person liable;

(iii) any novation of any Credit Document or other document governing any Obligation (including, without limitation, any novation arising on the amalgamation of companies);

(iv) any act or omission which would not have discharged or affected the liability of Holdings had it been a principal debtor instead of a guarantor or by anything done or omitted which but for this provision might operate to exonerate or discharge Holdings; or

(v) any similar circumstance which might otherwise constitute a legal or equitable discharge or defeasance of a guarantor generally.

15.4. Independent Obligations. The obligations of Holdings hereunder are independent of the obligations of any other guarantor, any other party or any Credit Party, and a separate action or actions may be brought and prosecuted against Holdings whether or not action is brought against any other guarantor, any other party or any Credit Party and whether or not any other guarantor, any other party or any Credit Party be joined in any such action or actions. Holdings waives, to the full extent permitted by law, the benefit of any statute of limitations affecting its liability hereunder or the enforcement thereof. Any payment by any Credit Party or other circumstance which operates to toll any statute of limitations as to such Credit Party shall operate to toll the statute of limitations as to Holdings.

15.5. Authorization. Holdings authorizes the Secured Parties without notice or demand (except as shall be required by applicable statute and cannot be waived), and without affecting or impairing its liability hereunder, from time to time to:

(a) change the manner, place or terms of payment of, and/or change or extend the time of payment of, renew, increase, accelerate or alter, any of the Obligations (including any increase or decrease in the rate of interest thereon), any security therefor, or any liability incurred directly or indirectly in respect thereof, and the Holdings Guarantee herein made shall apply to the Obligations as so changed, extended, renewed or altered;

(b) take and hold security for the payment of the Obligations and sell, exchange, release, surrender, realize upon or otherwise deal with in any manner and in any order any property by whomsoever at any time pledged or mortgaged to secure, or howsoever securing, the Obligations or any liabilities (including any of those hereunder) incurred directly or indirectly in respect thereof or hereof, and/or any offset there against;

(c) exercise or refrain from exercising any rights against the Borrower, any other Credit Party or others or otherwise act or refrain from acting;

(d) release or substitute any one or more endorsers, guarantors, Credit Parties or other obligors;

(e) settle or compromise any of the Obligations, any security therefor or any liability (including any of those hereunder) incurred directly or indirectly in respect thereof or hereof, and may subordinate the payment of all or any part thereof to the payment of any liability (whether due or not) of the Credit Parties to their respective creditors other than the Secured Parties;

(f) apply any sums by whomsoever paid or howsoever realized to any liability or liabilities of any Credit Party to the Secured Parties regardless of what liability or liabilities of Holdings or the Credit Parties remain unpaid;

(g) consent to or waive any breach of, or any act, omission or default under, this Agreement or any of the instruments or agreements referred to herein, or otherwise amend, modify or supplement this Agreement or any of such other instruments or agreements;

(h) take any other action which would, under otherwise applicable principles of common law, give rise to a legal or equitable discharge of Holdings from its liabilities under this Holdings Guarantee;

(i) release any collateral security for the Obligations; and/or

(j) change its corporate structure.

15.6. Reliance. It is not necessary for any Secured Party to inquire into the capacity or powers of the Credit Parties or the officers, directors, partners or agents acting or purporting to act on their behalf, and any Obligations made or created in reliance upon the professed exercise of such powers shall be guaranteed hereunder.

15.7. Subordination. Any of the indebtedness of the Credit Parties now or hereafter owing to Holdings is hereby subordinated to the Obligations of the Credit Parties owing to the Secured Parties; and if the Administrative Agent so requests at a time when an Event of Default exists, all such indebtedness of such Credit Parties to Holdings shall be collected, enforced and received by Holdings for the benefit of the Secured Parties and be paid over to the Administrative Agent on behalf of the Secured Parties on account of the Obligations of such Credit Parties to the Secured Parties, but without affecting or impairing in any manner the liability of Holdings under the other provisions of this Holdings Guarantee. Prior to the transfer by Holdings of any note or negotiable instrument evidencing any of the indebtedness of such Credit Parties to Holdings, Holdings shall mark such note or negotiable instrument with a legend that the same is subject to this subordination. Without limiting the generality of the foregoing, Holdings hereby agrees with the Secured Parties that it will not exercise any right of subrogation which it may at any time otherwise have as a result of this Holdings Guarantee (whether contractual, under Section 509 of the Bankruptcy Code or otherwise) until all Obligations have been irrevocably paid in full in cash.

15.8. Waivers.

(a) Holdings waives any right (except as shall be required by applicable statute and cannot be waived) to require any Secured Party to (i) proceed against any Credit Party, any other guarantor or any other party, (ii) proceed against or exhaust any security held from any Credit Party, any other guarantor or any other party or (iii) pursue any other remedy in any Secured Party’s power whatsoever. Holdings waives any defense based on or arising out of any defense of any Credit Party, any other guarantor or any other party, other than payment in full of the Obligations, based on or arising out of the disability of any Credit Party, any other guarantor or any other party, or the validity, legality or unenforceability of the Obligations or any part thereof from any cause, or the cessation from any cause of the liability of the Credit Parties other than payment in full of the Obligations. The Secured Parties may, at their election, foreclose on any security held by any Agent, the Collateral Trustee or any other Secured Party by one or more judicial or nonjudicial sales, whether or not every aspect of any such sale is commercially reasonable (to the extent such sale is permitted by applicable law), or exercise any other right or remedy the Secured Parties may have against any Credit Party or any other party or any security, without affecting or impairing in any way the liability of Holdings hereunder except to the extent the Obligations have been paid. Holdings waives any defense arising out of any such election by the Secured Parties, even though such election operates to impair or extinguish any right of reimbursement or subrogation or other right or remedy of Holdings against any Credit Party or any other party or any security.

(b) Holdings waives all presentments, demands for performance, protests and notices, including, without limitation, notices of nonperformance, notices of protest, notices of dishonor, notices of acceptance of this Holdings Guarantee, and notices of the existence, creation or incurring of new or additional Obligations. Holdings assumes all responsibility for being and keeping itself informed of the Credit Parties’ financial condition and assets, and of all other circumstances bearing upon the risk of nonpayment of the Obligations and the nature, scope and extent of the risks which Holdings assumes and incurs hereunder, and agrees that neither the Agents nor any Secured Party shall have any duty to advise Holdings of information known to them regarding such circumstances or risks.

(c) Holdings warrants and agrees that each of the waivers set forth above is made with full knowledge of its significance and consequences and that if any of such waivers are determined to be contrary to any applicable law or public policy, such waivers shall be effective only to the maximum extent permitted by law.

15.9. Maximum Liability. It is the desire and intent of Holdings and the Secured Parties that this Holdings Guarantee shall be enforced against Holdings to the fullest extent permissible under the laws and public policies applied in each jurisdiction in which enforcement is sought. If, however, and to the extent that, the obligations of Holdings under this Holdings Guarantee shall be adjudicated to be invalid or unenforceable for any reason (including, without limitation, because of any applicable state or federal law relating to fraudulent conveyances or transfers), then the amount of the Obligations of Holdings shall be deemed to be reduced and Holdings shall pay the maximum amount of the Obligations which would be permissible under applicable law.

15.10. Tax Matters. The provisions of Section 5.4 shall apply to Holdings as if it were a Credit Party.

15.11. Holdings Successor. Anything in this Agreement to the contrary notwithstanding, Holdings shall not (x) merge or consolidate with and into another Person or (y) transfer all or any portion of the capital stock of the Borrower to another Person (such surviving Person or transferee, the “Holdings Successor”), unless (i) in the case of a transaction of the type described in clause (x), the Holdings Successor shall re-affirm its obligations under the Luxembourg Share Pledge Agreement and (ii) in the case of a transaction of the type described in clause (y), the Holdings Successor shall enter into (A) a joinder hereto, in form and substance reasonably satisfactory to the Administrative Agent, pursuant to which it assumes and succeeds to the obligations of Holdings hereunder and (B) a joinder to the Luxembourg Share Pledge Agreement (or enters into another supplement or a new pledge agreement) in form and substance reasonably satisfactory to the Administrative Agent to effect a pledge of the capital stock of the Borrower to the Collateral Trustee for the benefit of the Secured Parties. Upon the consummation of a transaction described in clause (y) above involving the transfer of all of the capital stock of the Borrower, Holdings (as defined prior to the consummation of such Holdings Transactions, “Predecessor Holdings”) shall be released from the Holdings Guarantee and from all other covenants and obligations of Holdings under this Agreement and the Luxembourg Share Pledge Agreement and the Administrative Agent shall, and shall direct the Collateral Trustee to, at the Borrower’s expense, take all actions reasonably requested by the Borrower or the Predecessor Holdings to evidence such release.

15.12. Acknowledgement and Consent to Bail-In of EEA Financial Institutions~~.~~. Notwithstanding anything to the contrary in any Credit Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any EEA Financial Institution arising under any Credit Document, to the extent such liability is unsecured, may be subject to the Write-Down and Conversion Powers of an EEA Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by:

(a) the application of any Write-Down and Conversion Powers by an EEA Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an EEA Financial Institution; and

(b) the effects of any Bail-In Action on any such liability, including, if applicable:

(i) a reduction in full or in part or cancellation of any such liability;

(ii) a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such EEA Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Credit Document; or

(iii) the variation of the terms of such liability in connection with the exercise of the Write-Down and Conversion Powers of any EEA Resolution Authority.

IN WITNESS WHEREOF, each of the parties hereto has caused a counterpart of this Agreement to be duly executed and delivered as of the date first above written.

INTELSAT JACKSON HOLDINGS S.A.

By:
Name:
Title:

INTELSAT CONNECT FINANCE S.A.

By:
Name:
Title:

S-1

BANK OF AMERICA, N.A., as Administrative Agent

By:
Name:
Title:

S-2

BANK OF AMERICA, N.A., as a Letter of Credit Issuer

By:
Name:
Title:

S-3